As filed with the Securities and Exchange Commission on April 11, 2023
Registration No. 333–

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM
S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

BED BATH & BEYOND INC.
(Exact name of registrants as specified in its charter)

New York	5700	11-2250488
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
650 Liberty Avenue
Union, New Jersey 07083
(908)
688-0888
(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

David Kastin
Executive Vice President, Chief Legal Officer and Corporate Secretary
Bed Bath & Beyond Inc.
650 Liberty Avenue
Union, New Jersey 07083
(908)
688-0888
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Christian O. Nagler, P.C.
Tamar Donikyan
C
hristina M. Thoma
s
Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022
(212)-446-4800

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule
12b-2
of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.
☐
The registrant hereby amends this Registration
S
tatement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities or accept an offer to buy these securities until the Securities and Exchange Commission declares the registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 11, 2023

PRELIMINARY PROSPECTUS

111,747,196 Shares of Common Stock

This prospectus relates to the resale of up to                  shares (the “CEF Shares”) of our common stock, par value $0.01 per share (“common stock”), by B. Riley Principal Capital II, LLC (“BRPC II” or the “selling shareholder”). The CEF Shares included in this prospectus consist of shares of common stock that we must issue or that we may, in our discretion, elect to issue and sell to BRPC II, from time to time after the date of this prospectus (the “Purchase Shares”), pursuant to a Common Stock Purchase Agreement we entered into with BRPC II on March 30, 2023 (the “Purchase Agreement”) and which became effective on April 10, 2023 (the “Effective Date”), in which BRPC II has committed to purchase from us, at our direction, up to $1.0 billion (the “Total Commitment”) of newly issued shares of the common stock, subject to terms and conditions specified in the Purchase Agreement. Under the applicable Nasdaq (as defined below) rules, in no event may we issue to BRPC II under the Purchase Agreement more than                  Purchase Shares, which number of shares is equal to approximately 19.99% of the shares of the common stock outstanding immediately prior to the Effective Date and which number of shares will be reduced, on a share-for-share basis, by the number of shares of our common stock issued or issuable pursuant to any transaction or series of transactions that may be aggregated with the transactions contemplated by the Purchase Agreement under applicable rules of Nasdaq (the “Exchange Cap”), unless we obtain shareholder approval to issue shares of common stock in excess of the Exchange Cap in accordance with applicable Nasdaq rules; provided, however, the Exchange Cap will not be applicable to the transactions contemplated hereby, solely to the extent that (and only for so long as) the average per share purchase price paid by BRPC II equals or exceeds $0.32. On the trading day immediately following the earlier of (i) the initial satisfaction of the conditions to BRPC II’s purchase obligation set forth in the Purchase Agreement (the “Commencement” and such date, the “Commencement Date”) and (ii) the date which is five (5) consecutive trading days immediately following the date on which we complete the Reverse Stock Split (as defined below) of our common stock, we will issue shares of common stock equal to 0.25% of the Total Commitment, divided by the VWAP during the five (5) consecutive Trading Days (i) immediately following the Reverse Stock Split of the common stock or (ii) if no such Reverse Stock Split occurs, immediately prior to the Commencement Date, (the “Commitment Shares”), which are part of the CEF Shares included in this prospectus, to BRPC II as consideration for its irrevocable commitment to purchase shares of our common stock at our election in our sole discretion, from time to time after the date of this prospectus, upon the terms and subject to the satisfaction of the conditions set forth in the Purchase Agreement. See the section titled “Purchase Agreement” for a description of the Purchase Agreement and the section titled “Selling Shareholder” for additional information regarding BRPC II.

We are not selling any CEF Shares being offered by this prospectus and will not receive any of the proceeds from the sale of such shares by BRPC II. However, we will receive proceeds from sales of Purchase Shares to BRPC II that we may, in our discretion, elect to make, from time to time after the date of this prospectus, pursuant to the Purchase Agreement.

BRPC II may sell or otherwise dispose of the CEF Shares included in this prospectus in a number of different ways and at varying prices. See the section titled “Plan of Distribution (Conflict of Interest)” for more information about how BRPC II may sell or otherwise dispose of the CEF Shares being offered in this prospectus. BRPC II is, with respect to the offer and resale of the CEF Shares through this prospectus, an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

Our shares of common stock trade on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “BBBY.” From January 3, 2022 to April 6, 2023, the market price of our common stock has had extreme fluctuations, ranging from an intra-day low of $0.298 per share on April 6, 2023 to an intra-day high of $30.06 on March 7, 2022, and the last reported sale price of our common stock on Nasdaq on April 6, 2023, was $0.3092 per share. From January 3, 2022 to April 6, 2023, according to Nasdaq, daily trading volume of our common stock ranged from as low as approximately 2,121,088 to as high as approximately 395,319,906 shares.

These extreme fluctuations in the market price of and trading volumes in our common stock have been accompanied by reports of strong retail investor interest, including on social media and online forums. While the market price of our common stock may respond to developments regarding our liquidity, operating performance and prospects, and developments regarding our industry, we believe that recent volatility and our current market prices reflect market and trading dynamics unrelated to our underlying business, or macro or industry fundamentals, and we do not know if or how long these dynamics will last. In addition, as a result of the anticipated new sales of common stock into the market pursuant to the Purchase Agreement or otherwise, current holders of our common stock may experience significant dilution and the value of their shares may decrease.

The last reported sale price of our common stock as quoted on Nasdaq was $0.296 on April 10, 2023.

Investing in our common stock involves risks that are described in the “Risk Factors” section on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated                      , 2023

We are responsible for the information contained in this prospectus. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date of the document containing the information.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-1 that the Company has filed with the Securities and Exchange Commission (the “SEC”).

Neither we nor the selling shareholder has authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the selling shareholder takes responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the selling shareholder will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

You should rely only on the information contained in this prospectus. Neither the Company nor the selling shareholder has authorized any other person to provide you with different information from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the Company nor the selling shareholder takes responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither the Company nor the selling shareholder is making an offer to sell the shares in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is complete and accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or sale of the shares. Our business, financial condition, results of operations and prospects may have changed since the date of this prospectus. If there is a material change in the affairs of the Company, the Company will amend or supplement this prospectus.

Any statement that the Company makes in this prospectus may be modified or superseded by the Company in a subsequent prospectus supplement or a post-effective amendment to the registration statement. The registration statement includes exhibits that provide more detailed descriptions of certain matters discussed in this prospectus. You should carefully read the entirety of this prospectus and the related exhibits filed with the SEC and any prospectus supplement, and the information described under the heading “Where You Can Find Additional Information” in this prospectus.

References to “we,” “us,” “our” and the “Company” and “Bed Bath & Beyond” are references to Bed Bath & Beyond Inc. and its consolidated subsidiaries, unless it is clear from the context that we mean only Bed Bath & Beyond Inc.

ii

PROSPECTUS SUMMARY

The information below is only a summary of more detailed information about this offering contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our securities. You should read the entire prospectus carefully, including “Risk Factors” beginning on page 11 of this prospectus, as well as the additional materials described under the caption “Where You Can Find More Information” in this prospectus as well those materials described under the caption.

Our Company

We are an omni-channel retailer that makes it easy for our customers to feel at home. We sell a wide assortment of merchandise in the Home and Baby markets and operate under the names Bed Bath & Beyond and buybuy BABY.

We offer a broad assortment of national brands and an assortment of proprietary owned brands (the “Owned Brands”) merchandise in key destination categories including bedding, bath, kitchen food prep, home organization, indoor décor, baby and personal care.

We operate a robust omni-channel platform consisting of various websites and applications and physical retail stores. Our e-commerce platforms include bedbathandbeyond.com and buybuybaby.com. We operate Bed Bath & Beyond and buybuy BABY stores.

Our principal executive office is located at 650 Liberty Avenue, Union, New Jersey 07083. Our main telephone number at that address is (908) 688-0888. Our corporate website address is www.bedbathandbeyond.com. The information contained on our website or that can be accessed through our website will not be deemed to be incorporated into this prospectus, and investors should not rely on any such information in deciding whether to purchase our securities.

Recent Developments

Equity Proceeds Requirement

On March 30, 2023, the Company entered into a waiver and amendment (the “Fourth Amendment”) to that certain Amended and Restated Credit Agreement, dated as of August 9, 2021 (as amended or otherwise modified prior to the Fourth Amendment, including by that certain Third Amendment to Amended and Restated Credit Agreement and Waiver, dated as of March 6, 2023, the “Third Amended Credit Agreement” and as further amended by the Fourth Amendment, the “Fourth Amended Credit Agreement”), with certain of the Company’s US and Canadian subsidiaries party thereto, the Administrative Agent, the FILO Agent, and the lenders party thereto, consisting of an asset-based revolving credit facility (the “ABL Facility”) and a first-in-last-out term loan credit facility (the “FILO Facility” and, together with the ABL Facility, the “Credit Facilities”). The Fourth Amendment waived certain events of default under the Credit Agreement related to negative and affirmative covenants. The Fourth Amendment also revised provisions relating to the equity commitment required therein to reflect the Company’s entry into an ATM Agreement (as defined below) and the Common Stock Purchase Agreement (as defined below). In particular, the Fourth Amendment sets forth: (i) the requirement to receive minimum specified equity proceeds (as defined in the Fourth Amendment) or to demonstrate the minimum cumulative specified equity proceeds (as defined in the Fourth Amendment). These testing periods are weekly for the next 8 out of 11 weeks requiring a minimum raise with an aggregate cumulative equity raise requirement of approximately $232 million by June 27, 2023 and then $12.5 million weekly thereafter subject to exceptions.

In addition the Fourth Amendment requires that the Company establishes reserves related to the equity proceeds received.

As of the date hereof, the conditions detailed above have been met as of the date required. The Company, however, may not be able to meet the conditions on future dates. The failure to meet these conditions would likely cause the Company to file for bankruptcy.

April 6 Credit Agreement Amendment

On April 6, 2023, the Company entered into an amendment (the “Amendment”) to the Credit Agreement, dated as of August 9, 2021 and as further amended by the Amendment, (the “Amended Credit Agreement”), with certain of the Company’s US and Canadian subsidiaries party thereto, the Administrative Agent, the FILO Agent, and the lenders party thereto. The Amendment permitted the entry into an amendment to the Consignment Agreement, by and between the Company, certain of its subsidiaries and Restore Capital (BBB), LLC (the “Consignment Agreement”). The Amendment also added an Event of Default under the Amended Credit Agreement in the event that the Consignment Agreement is not extended at least fifteen days prior to the termination date therein. Additionally, from the date that the Consignment Agreement is terminated until the Company pays the Buy-Out Price (as defined in the Consignment Agreement), a reserve equal to the amount of the Buy-Out Price and any outstanding fees due and payable to the consignor under the Consignment Agreement will be implemented.

At-the-Market Offering Program

On March 30, 2023, the Company entered into a Sale Agreement (the “ATM Agreement”) with B. Riley Securities, Inc. (“B. Riley Securities”), as a sales agent, to offer and sell additional shares (“ATM Shares”) of common stock having an aggregate sales price of up to $300 million (the “ATM Program Amount”) from time to time through the Company’s “at the market offering” program. The ATM Agreement only provides for sales made pursuant to an effective registration statement on Form S-3. Upon filing our annual report on Form 10-K, which is due by April 26, 2023, we will lose S-3 eligibility and therefore we expect all sales made pursuant to the ATM Agreement will cease by April 26, 2023. As of April 10, 2023, the Company has sold approximately 100.1 million shares for approximately $48.5 million of net proceeds under the ATM Agreement. The net proceeds have been used to satisfy conditions pursuant to the Amended Credit Agreement for the testing period ending April 11, 2023.

Purchase Agreement

On March 30, 2023, we entered into the Purchase Agreement and a registration rights agreement (the “Registration Rights Agreement”) with BRPC II. Pursuant to the Purchase Agreement, the Company will have the right to sell Purchase Shares to BRPC II, up to the Total Commitment, subject to certain conditions and limitations set forth in the Purchase Agreement, from time to time during the term of the Purchase Agreement. Under the applicable Nasdaq rules, in no event may we issue to BRPC II under the Purchase Agreement more than the Exchange Cap, unless we obtain shareholder approval to issue shares of common stock in excess of the Exchange Cap in accordance with applicable Nasdaq rules. Under the applicable Nasdaq rules, we cannot issue or sell any Purchase Shares, and BRPC II shall not purchase or acquire any Purchase Shares, to the extent that after giving effect thereto, the aggregate number of Purchase Shares that would be issued and the transactions contemplated hereby would exceed the Exchange Cap. The Exchange Cap is not applicable to issuances and sales of Purchase Shares to the extent such shares are sold at a price equal to or in excess of the applicable “minimum price” (as defined in the applicable listing rules of Nasdaq) of the common stock, calculated at the time such sales are effected by the Company under the Purchase Agreement, if any, as adjusted such that the Exchange Cap limitation would not apply under applicable Nasdaq rules. Moreover, we cannot sell any Purchase Shares to BRPC II under the Purchase Agreement that, when aggregated with all other shares of our common stock then beneficially owned by BRPC II and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act, and Rule 13d-3 promulgated thereunder), would result in BRPC II beneficially owning more than 4.99% of the outstanding shares of our common stock.

Sales of Purchase Shares, and the timing of any such sales, are solely at the option of the Company, and the Company is under no obligation to sell any securities to BRPC II under the Purchase Agreement. In accordance with our obligations under the Registration Rights Agreement, we have filed this registration statement on Form S-1 that includes this prospectus with the SEC to register under the Securities Act the resale by BRPC II of up to                  CEF Shares that may be issued to BRPC II from and after the Commencement Date, including (i) up to                  Purchase Shares that we may elect, in our sole discretion, to issue and sell to BRPC II, from time to time from and after the Commencement Date under the Purchase Agreement, and (ii) Commitment Shares in consideration for its commitment to purchase Purchase Shares pursuant to the Purchase Agreement.

Upon the Commencement, including satisfying the condition that the registration statement that includes this prospectus be declared effective by the SEC, we will have the right, but not the obligation, from time to time at our sole discretion over the 24-month period from and after the effective date of the registration statement, to direct BRPC II to purchase a specified amount of shares of common stock not to exceed certain limitations set forth in the Purchase Agreement (each, a “VWAP Purchase”). The purchase price of the shares of the Purchase Shares that the Company elects to sell to BRPC II pursuant to the Purchase Agreement will be determined by reference to the VWAP, subject to adjustment as set forth in the Purchase Agreement.

The per share purchase price that BRPC II is required to pay for Purchase Shares in any single VWAP Purchase effected by us pursuant to the Purchase Agreement, if any, will be determined by reference to the VWAP, calculated in accordance with the Purchase Agreement, for the period (the “VWAP Purchase Period”) beginning at the official open of the primary trading session on Nasdaq on the applicable Purchase Date (as defined in the Purchase Agreement) for such VWAP Purchase, and ending at the earliest to occur of (i) 3:59 p.m., New York City time, on such Purchase Date, (ii) such time that the total aggregate number (or volume) of shares of common stock traded on Nasdaq during such VWAP Purchase Period (calculated in accordance with the Purchase Agreement) reaches the applicable share volume maximum amount for such VWAP Purchase (the “VWAP Purchase Share Volume Maximum”), calculated by dividing (a) the applicable VWAP Purchase Share Amount for such VWAP Purchase, by (b) the percentage we specified in the applicable VWAP Purchase Notice for determining the applicable VWAP Purchase Share Amount for such VWAP Purchase, calculated by dividing (a) the applicable VWAP Purchase Share Amount for such Purchase, and (iii) if we so elect in the applicable VWAP Purchase Notice for such VWAP Purchase (such election, a “Limit Order Discontinue Election”), such time that the trading price for any share of common stock traded on the Trading Market (or on such eligible market, as applicable) (the “Sale Price”) during such VWAP Purchase Period is less than the applicable VWAP Purchase Minimum Price Threshold; provided, however, that the determination of whether the Sale Price of any share of common stock traded during such VWAP Purchase Period is less than the applicable minimum price threshold for such VWAP Purchase specified by us in the VWAP Purchase Notice for such VWAP Purchase, or if we do not specify a minimum price threshold in such VWAP Purchase Notice, a price equal to 75.0% of the closing sale price of the common stock on the trading day immediately prior to the applicable Purchase Date for such VWAP Purchase (the “VWAP Purchase Minimum Price Threshold”).

Under the Purchase Agreement, for purposes of calculating the volume of shares of common stock traded during a VWAP Purchase Period, as well as the VWAP for a VWAP Purchase Period, the following transactions, to the extent they occur during such VWAP Purchase Period, are excluded: (x) the opening or first purchase of common stock at or following the official open of the primary trading session on Nasdaq on the applicable Purchase Date for such VWAP Purchase, (y) the last or closing sale of common stock at or prior to the official close of the primary trading session on Nasdaq on the applicable Purchase Date for such VWAP Purchase, and (z) if we did not elect a Limit Order Discontinue Election in the applicable VWAP Purchase Notice for such VWAP Purchase, all purchases and sales of common stock on Nasdaq during such VWAP Purchase Period at a price per share that is less than the applicable VWAP Purchase Minimum Price Threshold for such VWAP Purchase.

In addition to the regular VWAP Purchases described above, after the Commencement, we will also have the right, but not the obligation, subject to the continued satisfaction of the conditions set forth in the Purchase Agreement, to direct BRPC II to purchase, on any trading day, including the same Purchase Date on which a regular VWAP Purchase is effected (if any, although we are not required to effect an earlier regular VWAP Purchase on such trading day), a specified number of shares of common stock (each, an “Intraday VWAP Purchase”), not to exceed the lesser of (such lesser number of shares, the “Intraday VWAP Purchase Maximum Amount”): (i)                  shares and (ii) the product of (A) the Intraday VWAP Purchase Percentage specified by the Company in the applicable Intraday VWAP Purchase Notice for such Intraday VWAP Purchase, multiplied by (B) the total number (or volume) of shares of common stock traded on the Trading Market (or, if the common stock is then listed on an eligible market, by such eligible market) during the Intraday VWAP Purchase Period for such Intraday VWAP Purchase (determined in the same manner as for a regular VWAP Purchase), by the delivery to BRPC II of an irrevocable written purchase notice, after 10:00 a.m., New York City time (and after the VWAP Purchase Period for any prior regular Purchase (if any) and the Intraday VWAP Purchase Period for the most recent prior Intraday VWAP Purchase effected on the same Purchase Date (if any) have ended), and prior to the earlier of (X) 3:30 p.m., New York City, on such Purchase Date and (Y) such time that is exactly thirty (30) minutes immediately prior to the official close of the primary trading session on Nasdaq (or, if the common stock is then listed on an eligible market, on such eligible market) on such Purchase Date, if Nasdaq (or such eligible market, as applicable) has theretofore publicly announced that the official close of the primary trading session on Nasdaq (or on such eligible market, as applicable) on such Purchase Date shall be earlier than 4:00 p.m., New York City time, on such Purchase Date. (each, an “Intraday VWAP Purchase Notice”), so long as, (i) the closing sale price of the common stock on the trading day immediately prior to such Purchase Date is not less than $0.20 ( the “Threshold Price”) and (ii) all Purchase Shares subject to all prior VWAP Purchases and all prior Intraday VWAP Purchases by BRPC II under the Purchase Agreement have been received by BRPC II prior to the time such Intraday VWAP Purchase Notice is delivered by us to BRPC II.

The per share purchase price for the shares of common stock that we elect to sell to BRPC II in an Intraday VWAP Purchase pursuant to the Purchase Agreement, if any, will be calculated in the same manner as in the case of a VWAP Purchase (including the same fixed percentage discounts to the applicable VWAP as in the case of a VWAP Purchase, as described above), provided that the VWAP for each Intraday VWAP Purchase effected on a Purchase Date will be calculated over different periods during the regular trading session on Nasdaq on such Purchase Date, each of which will commence and end at different times on such Purchase Date (the “Intraday VWAP Purchase Period”).

There is no upper limit on the price per share that BRPC II could be obligated to pay for the common stock we may elect to sell to it in any VWAP Purchase or any Intraday VWAP Purchase under the Purchase Agreement. In the case of VWAP Purchases and Intraday VWAP Purchases effected by us under the Purchase Agreement, if any, all share and dollar amounts used in determining the purchase price per share of common stock to be purchased by BRPC II in a VWAP Purchase or an Intraday VWAP Purchase (as applicable), or in determining the applicable maximum purchase share amounts or applicable volume or price threshold amounts in connection with any such VWAP Purchase or Intraday VWAP Purchase (as applicable), in each case, will be equitably adjusted for any reorganization, recapitalization, noncash dividend, stock split, reverse stock split or other similar transaction occurring during any period used to calculate such per share purchase price, maximum purchase share amounts or applicable volume or price threshold amounts.

From and after the Commencement, subject to the satisfaction of certain conditions, including having sufficient authorized shares, not being in default under the Amended Credit Agreement, having an effective resale registration statement and our common stock remaining listed on Nasdaq, we will control the timing and amount of any sales of common stock to BRPC II. Actual sales of shares of Purchase Shares to BRPC II under the Purchase Agreement will depend on a variety of factors, some of which are to be determined by us from time to time, including, among other things, market conditions, the trading price of the common stock, the continued listing of our common stock, the quantity of authorized but unissued and non-reserved shares, and determinations by us as to the appropriate sources of funding for our business and operations and certain equity proceeds requirements pursuant to the Amended Credit Agreement.

There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement or Registration Rights Agreement, other than, with certain exceptions, a prohibition on entering into specified “Variable Rate Transactions” (as defined in the Purchase Agreement) during the term of the Purchase Agreement. Such transactions include, among others, the issuance of convertible securities with a conversion or exercise price that is based upon or varies with the trading price of our common stock after the date of issuance, or our effecting or entering into an agreement to effect an “equity line of credit” or other substantially similar continuous offering with a third party, in which we may offer, issue or sell common stock or any securities exercisable, exchangeable or convertible into common stock at a future determined price.

BRPC II has agreed that none of BRPC II, its officers, its sole member or any entity managed or controlled by BRPC II or its sole member will engage in or effect, directly or indirectly, for its own account or for the account of any other of such persons or entities, any short sales of the common stock or hedging transaction that establishes a net short position in the common stock during the term of the Purchase Agreement.

The Purchase Agreement will automatically terminate on the earliest to occur of (i) the first day of the month next following the 24-month anniversary after the Commencement, (ii) the date on which BRPC II shall have purchased from the Company an aggregate number of shares for a total aggregate gross purchase price to the Company equal to the Total Commitment, (iii) the date on which the common stock shall have failed to be listed or quoted on Nasdaq or another U.S. national securities exchange identified as an “eligible market” in the Purchase Agreement for a period of one trading day, (iv) the 30th trading day next following the date on which a voluntary or involuntary bankruptcy proceeding involving the Company has been commenced that is not discharged or dismissed prior to such 30th trading day, and (v) the date on which a bankruptcy custodian is appointed for all or substantially all of the Company’s property or the Company makes a general assignment for the benefit of creditors. The Company has the right to terminate the Purchase Agreement at any time after Commencement, at no cost or penalty, upon ten trading days’ prior written notice to BRPC II. BRPC II has the right to terminate the Purchase Agreement upon ten trading days’ prior written notice to the Company upon the occurrence of certain events set forth in the Purchase Agreement. The Company and BRPC II may also agree to terminate the Purchase Agreement by mutual written consent.

The Purchase Agreement and the Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. Copies of the agreements have been filed as exhibits to the registration statement, of which this prospectus forms a part, and are available electronically on the SEC’s website at www.sec.gov.

We do not know what the purchase price for our common stock will be and therefore cannot be certain as to the number of shares we might issue to BRPC II under the Purchase Agreement after the Commencement. As of April 10, 2023, there were 558,735,983 shares of our common stock outstanding. Although the Purchase Agreement provides that we may sell up to the Total Commitment of shares of our common stock to BRPC II, only                  CEF Shares are being registered for resale by BRPC II under this prospectus, which represents (i) up to                  Purchase Shares and (ii) the Commitment Shares. Depending on the market prices of our common stock at the time we elect to issue and sell Purchase Shares to BRPC II under the Purchase Agreement, we may need to register for resale under the Securities Act additional shares of our common stock in order to receive aggregate gross proceeds equal to the Total Commitment available to us under the Purchase Agreement subject to the receipt of shareholder approval pursuant to the listing rules of Nasdaq. If all 111,747,196 shares offered by BRPC II for resale pursuant to the Purchase Agreement were issued and outstanding on April 10, 2023, such shares would represent approximately 19.9% of the total number of outstanding shares of common stock. If, upon receipt of shareholder approval pursuant to the listing rules of Nasdaq, we elect to issue and sell more than the                  shares offered pursuant to the Purchase Agreement to BRPC II, which we have the right, but not the obligation, to do, we must first register for resale under the Securities Act any such additional shares, which could cause additional substantial dilution to our shareholders. The number of shares ultimately offered for resale by BRPC II is dependent upon the number of shares we may elect to sell to BRPC II under the Purchase Agreement from and after the Commencement.

Sales of Purchase Shares to BRPC II pursuant to the Purchase Agreement will not affect the rights or privileges of our existing shareholders, except that the economic and voting interests of each of our existing shareholders will be diluted as a result of any such issuance. Although the number of shares of common stock that our existing shareholders own will not decrease, the shares of our common stock owned by our existing shareholders will represent a smaller percentage of our total outstanding shares of our common stock after any such issuance to BRPC II.

Unless we receive shareholder approval to increase our authorized share capital or effectuate a reverse stock split, we will not have sufficient authorized share capital for issuing all of the shares of common stock pursuant to the Purchase Agreement. The Company intends to effectuate a reverse stock split (the “Reverse Stock Split”) at a ratio in the range of 1-for-10 to 1-for-20, with the final ratio to be determined at the discretion of the Board, and is seeking to obtain shareholder approval at a special meeting of shareholders with respect to the Reverse Stock Split (the “Reverse Split Proposal”). The Company filed a definitive proxy statement with the SEC on April 5, 2023 in connection with the special meeting, and the proxy was first mailed to shareholders on April 5, 2023. A majority of the outstanding shares of the Company’s common stock entitled to vote at the special meeting must vote in favor of the proposal in order for it to be approved. If the Reverse Split Proposal is approved by the shareholders and the Company effectuates the Reverse Stock Split, the total number of issued and outstanding shares of common stock would decrease based on the final ratio.

Preliminary Results for Fiscal 2022 Fourth Quarter

As of the date of this prospectus, the Company is providing the following preliminary financial results for the fiscal 2022 fourth quarter (ended February 25, 2023):

•	Net Sales of approximately $1.2 billion

•	Comparable Sales decline in the 40% to 50% range(1)

•	Continuation of negative operating losses

•	Modest free cash flow usage

(1)

Comparable Sales reflects the year-over-year change in sales from the Company’s retail channels, including stores and digital, that have been operating for twelve full months following the opening period (typically six to eight weeks). Comparable Sales excludes the impact of the Company’s store network optimization program.

The Company has not yet completed its fiscal year 2022 fourth quarter and full year financial close and plans to provide its full financial results for the fiscal 2022 fourth quarter and full year at the end of April 2023. Until that time, the preliminary results described in this press release are estimates only and remain subject to change and finalization.

Risk Factors Summary

Investing in our securities involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information contained in this prospectus. The occurrence of one or more of the events or circumstances described in the section titled “Risk Factors,” alone or in combination with other events or circumstances, may harm our business, financial condition and operating results. Such risks include, but are not limited to:

•	We need the proceeds from the sales to BRPC II covered by the Purchase Agreement to pay our outstanding obligations under our Credit Facilities, to meet certain equity proceeds requirements pursuant to the Amended Credit Agreement and to operate our business, and we expect that we will likely file for bankruptcy protection if the expected gross proceeds of our sales to BRPC II are not received.

•	Our borrowing capacity under our Credit Facilities depends on the value of our assets, and the full committed amount of our Credit Facilities may not be available to us.

•	Our business would be adversely affected if we are unable to service our debt obligations.

•	Even if the sales of our common stock to BRPC II covered by the Purchase Agreement are completed, we may not be successful in implementing our transformative plan, including building back our inventory and increasing customer sales, and we have historically underperformed in implementing management plans, which may force us to seek additional strategic alternatives in the future.

•

We may not be successful in implementing our transformative plan and we are considering all strategic alternatives, including restructuring or refinancing of our debt, seeking additional debt or equity capital, reducing or delaying our business activities and strategic initiatives, or selling assets, other strategic transactions and/or other measures, including obtaining relief under the U.S. Bankruptcy Code.

•

Given our financial condition and previous failures to pay our vendors on a timely basis, there is no guarantee that vendors will continue to extend trade credit on favorable terms, if at all, and our ability to build back inventory and implement our turnaround plan may be adversely affected.

•

Successful execution of our omni-channel and transformation strategy is dependent, in part, on our ability to establish and profitably maintain the appropriate mix of digital and physical presence in the markets we serve.

•

There are risks associated with our store fleet optimization strategies, pursuant to which we have closed 88 mostly Bed Bath & Beyond stores in the U.S. in fiscal year 2022 and 179 Bed Bath & Beyond stores in the U.S., 5 buybuy BABY stores in the U.S. and 45 Harmon Stores from February 26, 2023 to April 8, 2023.

•	Our recurring losses and negative cash flow from operations, as well as current cash and liquidity projections, raise substantial doubt about our ability to continue as a going concern.

•

We have experienced significant turnover in our senior management team and across our organization, and our success in implementing our transformative plan depends on our ability to attract and retain qualified personnel, skilled workers and key officers, and a failure to do so could have an adverse effect on us, including one or more material weaknesses in our internal control over financial reporting.

•	A major disruption of, or failure to successfully implement or make changes to, our information technology systems could negatively impact results of operations.

•	Our success is dependent, in part, on the ability of our employees in all areas of the organization to execute our business plan and, ultimately, to satisfy our customers.

•	Damage to our reputation in any aspect of our operations could potentially impact our operating and financial results.

•	Rising inflation may adversely affect us by increasing costs of materials, labor and other costs beyond what we can recover through price increases.

•

If we receive shareholder approval to effectuate the Reverse Stock Split, investors may experience dilution and a decline in market price of the shares through the issuance of additional shares of common stock, but if we are unable to receive shareholder approval relating thereto, we expect that we will have insufficient shares of common stock available to issue the CEF Shares and we will likely file for bankruptcy protection.

•

Trading in our securities is highly speculative, and the gross proceeds we are able to generate pursuant to the Purchase Agreement is dependent on the market price of our common stock and we expect that we will likely file for bankruptcy protection notwithstanding the sale of common stock pursuant to the Purchase Agreement.

•	It is not possible to predict the actual number of shares we will sell under the Purchase Agreement to BRPC II or whether such sales will generate gross proceeds up to the Total Commitment.

•	Disruptions in the financial markets could have a material adverse effect on the Company’s ability to access our cash and cash equivalents.

•	Nasdaq may delist our common stock from quotation on its exchange, which could limit investors’ ability to sell and purchase our securities and subject us to additional trading restrictions.

•

The market prices and trading volume of our shares of common stock have recently experienced, and may continue to experience, extreme volatility, which could cause purchasers of our common stock to incur substantial losses.

•	Future issuances of equity or debt securities by us may adversely affect the market price of our common stock.

•

The issuance of the securities pursuant to the Purchase Agreement will significantly dilute the ownership interest of the existing holders of our common stock, and the market price of our common stock will likely decline significantly as a result of sales of such securities into the public market by BRPC II and subsequent investors or the perception that such sales may occur.

•

A “short squeeze” due to a sudden increase in demand for shares of our common stock that largely exceeds supply and/or focused investor trading in anticipation of a potential short squeeze have led to, may be currently leading to, and could again lead to, extreme price volatility in shares of our common stock.

•

General economic factors beyond our control, including the impact of COVID-19, and changes in the economic climate have materially adversely affected, and could continue to materially adversely affect our business, results of operations, financial condition and liquidity.

•

We operate in the highly competitive retail business where the use of emerging technologies as well as unanticipated changes in the pricing and other practices of competitors may adversely affect our performance.

THE OFFERING

Common stock offered by BRPC II(1)	This prospectus relates to the resale of up to 111,747,196 shares of common stock by BRPC II, consisting of:

Commitment Shares that we will issue to BRPC II in consideration for its irrevocable commitment to purchase shares of our common stock pursuant to the Purchase Agreement; and

Up to Purchase Shares we may, at our election, issue and sell to BRPC II pursuant to the Purchase Agreement from time to time after the Commencement, subject to satisfaction of specified conditions set forth in the Purchase Agreement.

Selling Shareholder	BRPC II

Shares of common stock outstanding(1)	558,735,983 shares of common stock (as of April 10, 2023).

Shares of common stock outstanding after giving effect to the issuance of the shares registered hereunder	shares of common stock

Use of Proceeds	We will not receive any proceeds from the sales of common stock by BRPC II pursuant to this prospectus. However, we will receive proceeds from sales of our common stock to BRPC II that we may, in our discretion, elect to make, from time to time after the date of this prospectus, pursuant to the Purchase Agreement.

Even if the shareholders approve the Reverse Split Proposal and the Reverse Stock Split is effectuated, we would not have sufficient authorized capital to issue the Total Commitment under the Purchase Agreement unless the market price of our common stock increases significantly. See “Risk Factors—Risks Related to the Purchase Agreement—In order to generate the Total Commitment under the Purchase Agreement, the market price of our common stock would need to increase significantly.”

The net proceeds from sales, if any, under the Purchase Agreement, will depend on the frequency and prices at which we sell shares of common stock to BRPC II after the date of this prospectus. To the extent we sell common stock to BRPC II, we expect to use the net proceeds, after deducting BRPC II’s commissions and our offering expenses, that we receive from our sale of common stock to BRPC II, if any, to repay outstanding revolving loans under the ABL Facility in accordance with the Amended Credit Agreement. Under the Amended Credit Agreement, we are required to apply all net cash proceeds received from our sales of common stock to BRPC II, if any, to repay outstanding revolving loans under the ABL Facility or to cash collateralize any outstanding letters of credit. Outstanding

(1)

Shares of common stock offered pursuant to the Purchase Agreement do not reflect the effect of the Reverse Stock Split that will be considered by shareholders at the special meeting of shareholders to be held on May 9, 2023.

revolving loans repaid using net proceeds of our sales of common stock to BRPC II may be reborrowed, subject to availability under the ABL Facility, and we expect to use those borrowings for general corporate purposes, including, but not limited to, rebalancing the Company’s inventory assortment and increasing the Company’s inventory levels.

Terms of the Offering	BRPC II as selling shareholder will determine when and how it will dispose of the securities registered for resale under this prospectus

Conflicts of Interest	BRPC II is an affiliate of B. Riley Securities, a registered broker-dealer and Financial Industry Regulatory Authority, Inc. (“FINRA”) member, which will act as an executing broker that will effectuate resales of our common stock that has been and may be acquired by BRPC II from us pursuant to the Purchase Agreement to the public in this offering. Because BRPC II will receive all the proceeds from such resales of our common stock made to the public through B. Riley Securities, B. Riley Securities is deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121. Consequently, this offering will be conducted in compliance with Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering, as a “bona fide public market,” as defined in Rule 5121, exists for the securities offered. B. Riley Securities is not permitted to sell shares of our common stock in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder. See “Plan of Distribution (Conflict of Interest).”

Risk Factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” included in this prospectus and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.

Nasdaq Global Select Market symbol	“BBBY”

(1) The

number of shares of common stock outstanding is based on 558,735,983 shares of common stock as of April 10, 2023 and excludes the following, in each case as of April 10, 2023, except as otherwise noted:

•

18,320,144 shares of our common stock issuable and reserved for future issuance upon the exercise of outstanding options, warrants and rights under Bed Bath & Beyond Inc’s. 2012 Incentive Compensation Plan and the 2018 Incentive Compensation Plan;

•

122,355,810 shares of our common stock reserved for issuance upon the conversion of the Series A Convertible Preferred Stock, par value $0.01 per share and stated value of $10,000 per share (the “Series A Convertible Preferred Stock”), and exercise of the warrants to purchase shares of our common stock (the “Common Stock Warrants”) issued pursuant to an underwritten public offering consummated on February 7, 2023;

•

5,000,000 shares of our common stock reserved for issuance pursuant to an exchange agreement (the “Exchange Agreement”) entered into by the Company with a holder on March 30, 2023 relating to the Series A Convertible Preferred Stock and Common Stock Warrants; and

•	shares of our common stock reserved for issuance pursuant to the Commitment Shares.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the risks described below, as well as the other information contained in this prospectus. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business or results of operations in the future. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment in our securities.

Risks Related to our Capital Resources and Liquidity

We need the proceeds from the sales to BRPC II covered by the Purchase Agreement to pay our outstanding obligations under our Credit Facilities, to meet certain equity proceeds requirements pursuant to the Amended Credit Agreement and to operate our business, and we expect that we will likely file for bankruptcy protection if the expected gross proceeds of our sales to BRPC II are not received.

On March 30, 2023, the Company entered into the Fourth Amendment. The Fourth Amendment waived certain events of default under the Credit Agreement related to negative and affirmative covenants. The Fourth Amendment also revised provisions relating to the equity commitment required therein to reflect the Company’s entry into the ATM Agreement and the Purchase Agreement. In particular, the Fourth Amendment sets forth: (i) the requirement to receive minimum specified equity proceeds (as defined in the Fourth Amendment) or to demonstrate the minimum cumulative specified equity proceeds (as defined in the Fourth Amendment). These testing periods are weekly for the next 8 out of 11 weeks requiring a minimum raise with an aggregate cumulative equity raise requirement of approximately $232 million by June 27, 2023 and then $12.5 million weekly thereafter subject to exceptions.

In addition the Fourth Amendment requires that the Company establishes reserves related to the equity proceeds received. As of the date hereof, the conditions detailed above have been met as of the date required.

The Company, however, may not be able to meet the conditions on future dates. The failure to meet these conditions would likely cause the Company to file for bankruptcy.

The Company presently owes approximately $66.5 million (excluding approximately $105.6 million in Letters of Credit) under the ABL Facility and has approximately $16.3 million available to borrow. Without access to our revolving credit facility, we will not have the necessary cash resources for our operations and we may not have the cash resources available to repay obligations, refinance such indebtedness on commercially reasonable terms, or at all, or to collateralize our letters of credit, and lenders under our Amended Credit Agreement may exercise remedies against the collateral securing our obligations thereunder, all of which would have a material adverse effect on our business, financial condition, results of operations and liquidity. In particular, we likely would be required to file for bankruptcy protection if the Company fails to meet the equity proceeds/reserve conditions contained in the Fourth Amendment, including as a result of failing to generate sufficient gross proceeds pursuant to the Purchase Agreement. The Company has engaged advisors to explore strategic alternatives, including, if needed, filing for bankruptcy protection. Holders of our common stock would not receive any recovery at all in a bankruptcy scenario.

Our borrowing capacity under our Credit Facilities depends on the value of our assets, and the full committed amount of our Credit Facilities may not be available to us.

Under the Fourth Amendment, among other things, (i) the total revolving commitment was decreased from $565 million to $300 million and (ii) the letter of credit sublimit under the revolving credit facility was reduced to $175 million. Our borrowing capacity under the ABL Facility varies according to the Company’s inventory levels and credit card receivables, net of certain reserves, and the FILO Facility is subject to a borrowing base consisting of eligible credit card receivables, eligible inventory and eligible intellectual property. In the event of any decrease in the amount of or appraised value of these assets or upon the disposition of assets or upon the receipt of equity proceeds, our borrowing capacity under either the ABL Facility or the FILO Facility, would similarly decrease, which could adversely impact our business and liquidity. We have announced the closure of approximately 150 lower-producing Bed Bath & Beyond banner stores. As the closures are completed and in the event of future closures, we expect our borrowing capacity under both the ABL Facility and FILO Facility will decrease to the extent sales and cash flow levels decrease following such store closures. The ABL Facility and FILO Facility contain customary affirmative covenants, including the delivery of a monthly budget, which shall be subject to the approval of the ABL Agent and the FILO Agent, negative covenants and certain restrictions on operations become applicable if our availability falls below certain thresholds. These covenants could impose significant operating and financial limitations and restrictions on us, including restrictions on our ability to enter into particular transactions such as asset sales and acquisitions, and to engage in other actions that we may believe are advisable or necessary for our business.

Our business would be adversely affected if we are unable to service our debt obligations.

We have incurred substantial indebtedness under our senior unsecured notes and the Amended Credit Agreement. Our ability to pay interest and principal when due, comply with debt covenants or repurchase the senior unsecured notes if a change of control occurs, will depend upon, among other things, sales and cash flow levels and other factors that affect our future financial and operating performance, including prevailing economic conditions and financial and business factors, many of which are beyond our control. Given the current economic environment, and ongoing challenges to our business, we may be unable to service our debt obligations, maintain compliance with the minimum fixed charge coverage ratio covenant under the Amended Credit Agreement or comply with the other terms of the Amended Credit Agreement, which would among other things, result in an event of default under the Amended Credit Agreement. On or around January 13, 2023, certain events of default were triggered under our Credit Facilities as a result of our failure to prepay an over-advance and satisfy a financial covenant, among other things. As a result of the continuance of such events of default, on January 25, 2023, the Administrative Agent under the Amended Credit Agreement notified the Company that (i) the principal amount of all outstanding loans under the Credit Facilities, together with accrued interest thereon, the FILO Applicable Premium and all fees (including, for the avoidance of doubt, any break funding payments) and other obligations of the Company accrued under the Amended Credit Agreement, are due and payable immediately, (ii) the Company is required, effective immediately, to cash collateralize letter of credit obligations under the Credit Facilities, and (iii) effective as of January 25, 2023, all outstanding loans and obligations under the Credit Facilities shall bear interest at an additional default rate of 2% per annum.

The principal sources of our liquidity are funds generated from operating activities, available cash and cash equivalents, borrowings under the Amended Credit Agreement and supplier and vendor financing. We have incurred net losses in our fiscal years 2020 and 2021. We may continue to incur net losses in future periods, which would adversely affect our business, financial condition and ability to service our debt obligations, and due to the risks inherent in our operations, our future net losses may be greater than our past net losses. Our ability to achieve our business and cash flow plans is based on a number of assumptions which involve significant judgments and estimates of future performance, borrowing capacity and credit availability, which cannot at all times be assured. Accordingly, there is no assurance that cash flows from operations and other internal and external sources of liquidity will at all times be sufficient for our cash requirements. If necessary, we may need to consider actions and steps to improve our cash position and mitigate any potential liquidity shortfall, such as modifying our business plan, pursuing additional financing to the extent available, reducing capital expenditures, pursuing and evaluating other alternatives and opportunities to obtain additional sources of liquidity and other potential actions to reduce costs. There can be no assurance that any of these actions would be successful, sufficient or available on favorable terms. Any inability to generate or obtain sufficient levels of liquidity to meet our cash requirements at the level and times needed would have a material adverse impact on our business and financial position.

If we become unable in the future to generate sufficient cash flow to meet our debt service requirements, we may be forced to take remedial actions such as restructuring or refinancing our debt, seeking additional debt or equity capital, reducing or delaying our business activities and strategic initiatives, selling assets, or other strategic transactions and/or measures, including filing for bankruptcy protection. There can be no assurance that any such measures would be successful.

Our ability to obtain any additional financing or any refinancing of our debt, if needed at any time, depends upon many factors, including our existing level of indebtedness and restrictions in the agreements governing our indebtedness, historical business performance, financial projections, the value and sufficiency of collateral, prospects and creditworthiness, external economic conditions and general liquidity in the credit and capital markets. Any additional debt, equity or equity-linked financing may require modification of our existing debt agreements, which there is no assurance would be obtainable. Any additional financing or refinancing could also be extended only at higher costs and require us to satisfy more restrictive covenants, which could further limit or restrict our business and results of operations or be dilutive to our shareholders.

Risks Related to Business Strategy and Operations

Even if the sales of our common stock to BRPC II covered by the Purchase Agreement are completed, we may not be successful in implementing our transformative plan, including building back our inventory and increasing customer sales, and we have historically underperformed in implementing management plans, which may force us to seek additional strategic alternatives in the future.

We are required to use the net proceeds from sales of our common stock to BRPC II to repay outstanding revolving loans under the ABL Facility. Outstanding revolving loans repaid using net proceeds from sales of our common stock to BRPC II may be reborrowed subject to availability under the ABL Facility, and we expect to use those borrowings for general corporate purposes.

We do not expect the proceeds pursuant to the Purchase Agreement will be adequate to fully implement our transformative plan and repay our borrowings under the Credit Facilities or meet the equity proceeds conditions of the Amended Credit Agreement. For this reason, we concurrently entered into the ATM Agreement, whereby B. Riley Securities will use its commercially reasonable efforts to sell, on the Company’s behalf, the ATM Shares that may be offered by the Company from time to time under the ATM Agreement. The sales of the ATM Shares made under the ATM Agreement will be made by means of ordinary brokers’ transactions on Nasdaq or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. Actual sales will depend on a variety of factors to be determined by the Company from time to time. As of April 10, 2023, the Company has sold approximately 100.1 million shares for approximately $48.5 million of net proceeds under the ATM Agreement, and the Company has available for future issuance approximately 178,200,218 shares of common stock. In the event that we fail to obtain all of the anticipated proceeds under the ATM Agreement and therefore fail to meet the requirement of the Amended Credit Agreement, we expect that we will likely file for bankruptcy protection. The ATM Agreement only provides for sales made pursuant to an effective registration statement on Form S-3. Upon filing our annual report on Form 10-K, which is due by April 26, 2023, we will lose S-3 eligibility and therefore we expect all sales made pursuant to the ATM Agreement will cease by April 26, 2023. We will continue to explore strategic alternatives in the future to the extent necessary to implement our transformative plan.

Unless we receive shareholder approval to increase our authorized share capital or effectuate a reverse stock split, we will not have sufficient authorized share capital for issuing all of the shares of common stock pursuant to the Purchase Agreement. If we are unable to issue all of the shares of common stock pursuant to the Purchase Agreement and therefore fail to meet the requirement of the Amended Credit Agreement, we expect that we will likely file for bankruptcy protection. The Company intends to effectuate the Reverse Stock Split and is seeking to obtain shareholder approval at a special meeting of shareholders to be held on May 9, 2023. See “--Risks Related to the Purchase Agreement -- If we receive shareholder approval to effectuate the Reverse Stock Split, investors may experience dilution and a decline in market price of the shares through the issuance of shares, but if we are unable to receive shareholder approval relating thereto, we expect that we will likely file for bankruptcy protection.”

As previously disclosed, we are undertaking a number of actions to support our ongoing transformation, including but not limited to, cost cutting, lowering capital expenditures and reducing our store footprint, including related distribution centers which are expected to result in our digital channel becoming a higher proportion of our channel mix. We will continue to seek reductions in rental obligations with landlords in our determination of the appropriate footprint. The timely achievement of our transformative plan as well as our ability to maintain an adequate level of liquidity are subject to various risks, some of which are outside of our control. In particular, our ability to build back inventory is critical to the success of our transformative plan and our vendors may not cooperate and effectively allow us to build back inventory at a scale needed for us to successfully operate our business. We have failed to timely make payments due to our vendors, landlords and similar other business partners, which has affected our relationship with such parties and our reputation and may affect our ability to successfully engage with such parties and other business partners in the future. Further, our ability to achieve expected results depends on our ability to attract customers to our sales channels and increase customer sales. Our ability to attract customers and increase customer sales largely depends on various factors, including our ability to provide customers with an attractive assortment of merchandise. If we are unable to maintain our relationships with our merchandise suppliers, we will not be able to provide the necessary assortment of merchandise that will enable us to attract customers to our sales channels or increase sales. Our efforts to attract customers and to increase customer sales may be further challenged by current economic conditions, including an inflationary environment and increasing interest rates which may affect customers’ willingness and ability to spend.

Even if the sales of our common stock pursuant to the ATM Agreement and the Purchase Agreement are completed, we may not be successful in implementing our transformative plan. We have historically underperformed in implementing management plans, including our transformative plan. For example, after launching a turnaround plan in the second and the third quarters of fiscal year 2022, we were not able to achieve our anticipated 2022 holiday results, largely due to our inability to supply our various sales channels with the appropriate level of merchandise and its negative impact on traffic trends. If we are not successful in implementing our transformative plan, our business, financial condition and results of operations may adversely be affected, which may force us to consider additional strategic alternatives, including restructuring or refinancing our debt, seeking additional debt or equity capital, reducing or delaying our business activities and strategic initiatives, or selling assets, other strategic transactions and/or other measures, including filing for bankruptcy protection. We may not be able to successfully execute any strategic alternatives we are currently considering or any other options, and our ability to do so could be adversely affected by numerous factors, including changes in the economic or business environment, financial market volatility and the performance of our business. See “--Risks Related to Business Strategy and Operations--We may not be successful in implementing our transformative plan and we are considering all strategic alternatives, including restructuring or refinancing of our debt, seeking additional debt or equity capital, reducing or delaying our business activities and strategic initiatives, or selling assets, other strategic transactions and/or other measures, including obtaining relief under the U.S. Bankruptcy Code.”

We may not be successful in implementing our transformative plan and we are considering all strategic alternatives, including restructuring or refinancing of our debt, seeking additional debt or equity capital, reducing or delaying our business activities and strategic initiatives, or selling assets, other strategic transactions and/or other measures, including obtaining relief under the U.S. Bankruptcy Code.

We are undertaking a number of actions to support our ongoing transformation, including but not limited to, cost cutting, lowering capital expenditures, and reducing our store footprint including related distribution centers. We will continue to seek reductions in rental obligations with landlords in our determination of the appropriate footprint. The timely achievement of our transformative plan as well as our ability to maintain an adequate level of liquidity are subject to various risks, some of which are outside of our control. We may not be successful in implementing our transformative plan or such initiatives may not be successful, which may adversely impact our business, financial condition or results of operations.

In addition, we continue to consider all strategic alternatives including restructuring or refinancing our debt, seeking additional debt or equity capital, reducing or delaying our business activities and strategic initiatives, or selling assets, other strategic transactions and/or other measures, including obtaining relief under the U.S. Bankruptcy Code. We may not be able to successfully execute any strategic alternatives we are currently considering or any others, and our ability to do so could be adversely affected by numerous factors, including changes in the economic or business environment, financial market volatility and the performance of our business. We caution that trading in our securities is highly speculative and poses substantial risks relating to the potential of bankruptcy proceedings. Trading prices for our securities may bear little or no relationship to the actual recovery, if any, by holders of our common stock in bankruptcy proceedings, if any.

Additionally, an important part of our strategy involves providing customers with a seamless omni-channel shopping experience. Customer expectations about the methods by which they purchase and receive products or services are evolving, including as a result of the COVID-19 pandemic, and they are increasingly using technology to compare and purchase products. Once products are purchased, customers are seeking alternate options for delivery of those products. The coordinated operation of our network of physical stores and online platforms is fundamental to the success of our omni-channel strategy, and our ability to compete and meet customer expectations may suffer if we are unable to provide relevant customer-facing technology and omni-channel experiences. In addition, execution of our omni-channel strategy and the expansion of our e-commerce business will require significant investments in technology. If we are unable to successfully implement our omni-channel strategy, our business, results of operations, financial condition and financial performance could be materially adversely affected.

Our strategy also involves the rebalancing of our merchandise assortment to align with customer preference by leading with national brands inventory and introducing new, emerging direct-to-consumer brands. Consequently, we announced the exiting of a third of our Owned Brands, including the discontinuation of three of our nine labels (Haven™, Wild Sage™ and Studio 3B™). We also expect to reduce the breadth and depth of inventory across our six remaining Owned Brands (Simply Essential™, Nestwell™, Our Table™, Squared Away™, H for Happy™ and Everhome™). The associated changes to our product assortment may not be successful in terms of customer acceptance, and/or may not achieve the revenue or margin improvements we anticipate.

Given our financial condition and previous failures to pay our vendors on a timely basis, there is no guarantee that vendors will continue to extend trade credit on favorable terms, if at all, and our ability to build back inventory and implement our turnaround plan may be adversely affected.

We depend on our vendors to provide us with inventory and services. Recently, certain of our vendors have sought to impose terms on the purchase of inventory, which has negatively impacted our liquidity. Certain of our vendors finance their operations and/or reduce the risk associated with collecting accounts receivable from us by selling or “factoring” the receivables or by purchasing credit insurance or other forms of protection from loss associated with our credit risks.

We have ongoing discussions concerning our liquidity and financial position with the vendor community and third parties that offer various credit protection services to our vendors. The topics discussed have included such areas as pricing, payment terms and ongoing business arrangements. We have failed to timely make payments due to our vendors which has affected our relationship with such parties and our reputation and may affect our ability to successfully engage with such parties and other business partners in the future. If we are unable to maintain our relationships with our merchandise suppliers and vendors due to our failure to pay, this may lead to the ceasing of product shipments and services by such vendors and suppliers and we will not be able to provide the necessary assortment of merchandise that will enable us to attract customers to our sales channels or increase sales and our turnaround plan may be adversely affected.

Successful execution of our omni-channel and transformation strategy is dependent, in part, on our ability to establish and profitably maintain the appropriate mix of digital and physical presence in the markets we serve.

Successful execution of our omni-channel strategy depends, in part, on our ability to develop our digital capabilities in conjunction with optimizing our physical store operations and market coverage, while maintaining profitability. Our ability to develop these capabilities will depend on a number of factors, including our assessment and implementation of emerging technologies and our ability to manage a changing mix of in-store and online orders (including as a result of the COVID-19 pandemic) as well as our ability to drive store traffic. The success of our omni-channel strategy is also dependent on our ability to effectively manage inventory across our physical stores and online channels. Our ability to optimize our store operations and market coverage requires active management of our real estate portfolio in a manner that permits store sizes, layouts, locations and offerings to evolve over time, which to the extent it involves the closing of unprofitable stores, relocation of existing stores, store remodels or the opening of additional stores will depend on a number of factors, including our identification and availability of suitable locations; our success in negotiating leases on acceptable terms; and our timely development of new stores, including the availability of construction materials and labor and the absence of significant construction and other delays based on weather or other events. These factors could potentially increase the cost of doing business and the risk that our business practices could result in liabilities that may adversely affect our performance, despite the exercise of reasonable care.

There are risks associated with our store fleet optimization strategies, pursuant to which 88 mostly Bed Bath & Beyond stores in the U.S. in fiscal year 2022 and 179 Bed Bath & Beyond stores in the U.S., 5 buybuy BABY stores in the U.S. and 45 Harmon Stores from February 26, 2023 to April 8, 2023.

As part of our ongoing business transformation, we have been executing a store fleet optimization program that included the closure of 88 mostly Bed Bath & Beyond stores in the U.S. in fiscal year 2022 and 179 Bed Bath & Beyond stores in the U.S., 5 buybuy BABY stores in the U.S. and 45 Harmon Stores from February 26, 2023 to April 8, 2023. This, in part, to address changes in consumer shopping patterns which were emerging pre-global pandemic and were accelerated during 2020 and 2021. The future target for physical stores is designed to optimize access, productivity and profitability. In connection with this program, we incurred costs including contract termination costs, employee-related costs, professional fees and non-cash impairment charges. The store fleet optimization program involves numerous risks, including, without limitation, the aggregate cost of payments to the landlords of the stores being closed and the diversion of our attention from our businesses and operations. These or other factors may impair our ability to realize the anticipated benefits of the program, which may materially adversely affect our business, results of operations, financial condition and liquidity. We may also determine that additional store closures are warranted in the future.

Our recurring losses and negative cash flow from operations, as well as current cash and liquidity projections, raise substantial doubt about our ability to continue as a going concern.

Based on recurring losses from operations and negative cash flows from operations for the nine months ended November 26, 2022 as well as current cash and liquidity projections, we have concluded that there is substantial doubt about our ability to continue as a going concern for the next twelve months. Our consolidated financial statements have been prepared assuming we will continue as a going concern and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets, or the amounts and classification of liabilities that may result if we do not continue as a going concern. You should not rely on our consolidated balance sheet as an indication of the amount of proceeds that would be available to satisfy claims of creditors, and potentially be available for distribution to holders of our common stock, in the event of liquidation.

We have experienced significant turnover in our senior management team and across our organization, and our success in implementing our transformative plan depends on our ability to attract and retain qualified personnel, skilled workers and key officers, and a failure to do so could have an adverse effect on us, including one or more material weaknesses in our internal control over financial reporting.

We have recently experienced significant turnover in our senior management team and reductions in our workforce and have promoted employees to fill certain key roles and are conducting searches for additional key roles, including a permanent chief financial officer. Our ability to retain key employees in the long-term is affected by our financial situation, our business performance and our ability to successfully implement our transformative plan. Our business may be adversely affected by the transitions in our senior management team and reduction in workforce, and turnover at the senior management level may create instability within the Company, which could disrupt and impede our day-to-day operations, internal controls and our ability to fully implement our business plan and growth strategy. In addition, management transition inherently causes some loss of institutional knowledge, which can negatively affect strategy and execution, and our results of operations and financial condition could be negatively impacted as a result. Competition for key management personnel is intense. If we fail to successfully attract and appoint permanent replacements with the appropriate expertise, we could experience increased employee turnover and harm to our business, results of operations, cash flow and financial condition. The search for permanent replacements could also result in significant recruiting and relocation costs, as well as increased salary and benefit costs. Like most businesses, our employees are important to our success and we are dependent in part on our ability to retain the services of our key management, operational, compliance, finance, administrative and store associate personnel. In order to compete and implement our growth strategy, we must attract, retain, and motivate employees, and turnover of senior management, store closures and reductions in workforce may make it difficult to retain qualified and skilled employees.

Significant turnover in our senior management team and across our organization could result in one or more material weakness in our internal control over financial reporting. We are required to provide management’s attestation on internal controls pursuant to the requirements of Section 404 of the Sarbanes-Oxley Act. Management may not be able to effectively and timely implement controls and procedures that adequately respond to regulatory compliance and reporting requirements, due to inadequate staffing levels and/or the loss of senior management to properly supervise and review financial reporting. If we identify one or more material weaknesses in our internal control over financial reporting, we will be unable to conclude that our internal controls are effective. If we are unable to confirm that our internal control over financial reporting is effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause the price of our common stock to decline.

A major disruption of, or failure to successfully implement or make changes to, our information technology systems could negatively impact results of operations.

Our results of operations could be negatively impacted by a major disruption of our information technology systems. We rely heavily on these systems to process transactions with customers and vendors, manage inventory replenishment, summarize results and control distribution of products. Despite numerous safeguards and careful contingency planning, these systems are still subject to power outages, telecommunication failures, cybercrimes, cybersecurity attacks and other catastrophic events. A major disruption of the systems and their backup mechanisms may cause us to incur significant costs to repair the systems, experience a critical loss of data and/or result in significant business interruptions that could have a material adverse impact on our financial condition, results of operations or reputation.

In addition, in the ordinary course of business, we regularly evaluate and make changes and upgrades to our information systems. As part of our transformation strategy, we have commenced a multi-year effort to evaluate and, where appropriate, upgrade and/or replace certain of our information systems, including systems for inventory management, order management and our finance systems. These system changes and upgrades can require significant capital investments, dedication of resources and time to fully implement. During this transition, we may need to continue to operate on legacy infrastructure, which has had, and could continue to have, a material adverse impact on our business operations and financial results. While we follow a disciplined methodology when evaluating and making such changes, there can be no assurances that we will successfully implement such changes, that such changes will occur without disruptions to our operations or that the new or upgraded systems will achieve the desired business objectives.

Security breaches and other disruptions to our information technology infrastructure (including third-party service providers) could interfere with our operations. These disruptions can lead to unplanned remediation costs to address enhancements to our IT systems and result in loss of consumer confidence and other negative consequences, which may include litigation and regulatory penalties.

We collect, process, transmit and store relevant information about our customers and employees in the ordinary course of business in connection with certain activities, including, without limitation, credit card processing, website hosting, data encryption and software support. As a result, we face risks associated with unauthorized access to our or our third-party service providers’ information technology systems, loss or destruction of data, computer viruses, malware, distributed denial-of-service attacks or other malicious activities. These threats may result from human error, equipment failure or fraud or malice on the part of employees or third parties. We make significant resource investments to protect this information and continue to invest in resources to maintain confidentiality, integrity and availability of our data. As we migrate our legacy systems to cloud-based technologies hosted by third parties, we also continue to develop systems and processes that are designed to protect our customer, associate, and company information. However, it is not always possible to anticipate the evolving threat landscape and mitigate all risks to our systems and information, and while these measures provide reasonable security, our efforts have not in the past, and may not in the future, prevent all incidents of data breach or theft. We could also be affected by risks to the systems and information of our vendors, service providers, counterparties and other third parties. Risks relating to cyberattacks on our vendors and other third parties have also been increasing due to more frequent and severe supply chain attacks impacting software and information technology service providers in recent years.

For example, in October 2022, the Company became aware that an outside party had improperly accessed, via a phishing scam, data on the hard drive and certain shared drives to which one of our employees had access. The Company reviewed the accessed data to determine whether these drives contained any sensitive and/or personally identifiable information. At the time, the Company concluded customers’ payment cards were not compromised and that the accessed information presented limited financial risk exposure as a result of this incident. The Company continued to monitor activity related to this incident and escalation of risk has not occurred. The Company had no reason to believe that this event would be likely to have a material impact on the Company.

Globally, the sophistication, frequency and severity of the techniques used to obtain unauthorized access to systems, sabotage systems or degrade system performance continue to evolve and become harder to detect. We are continuously evaluating and enhancing our cybersecurity and information security systems and creating new systems and processes. However, there can be no assurance that these measures will be effective in preventing or limiting the impact of future cybersecurity incidents. As techniques used to breach security grow in frequency and sophistication and are generally not recognized until launched against a target, we, or our third-party service providers, may not be able to promptly detect that a cyber breach has occurred or, implement security measures in a timely manner or ensure that any such security measures will be effective. If we experience a material cybersecurity incident impacting the confidentiality and integrity of our data or operations of systems this could interfere with our operations and cause us to incur unplanned significant remediation costs to address enhancements to our IT resources, affect our ability to carry out our businesses, impair the trust of our customers or potential customers and expose us to increased risk of lawsuits, regulatory penalties and damage relating to loss of proprietary information, any of which could have a material adverse effect on our business, financial results and our brand and reputation.

Damage to our reputation in any aspect of our operations could potentially impact our operating and financial results.

Our reputation is based, in part, on perceptions of subjective qualities, so incidents involving our brand, our Owned Brands, our products or the retail industry in general that erode customer trust or confidence could adversely affect our reputation and our business.

As we increase the number of items available to be shipped directly from a vendor to a customer for home delivery or in-home assembly, we increasingly rely on the performance of these third-party merchandise vendors and service providers. Our focus on executing strategic partnerships also means that we will rely on the performance of those partners for activities that directly impact the customer experience. Any deficiencies in performance by these third parties or partners could have a material adverse effect on our reputation, despite our monitoring controls and procedures.

Federal, state and local governments, our customers and consumers and shareholders are becoming increasingly sensitive to environmental and other sustainability issues. While the Company values ESG and aims to incorporate ESG considerations into our business strategy, products and services, the Company is currently focused on improving its financial and operational conditions amidst the challenges we faced in fiscal 2022. Failure to manage and successfully execute an ESG strategy or address ESG matters appropriately (or being able to do so only at a significant expense to our business), or failure to adapt our strategy and business to the changing regulatory requirements and market expectations, may result in reputational damage and materially and adversely affect our business, results of operations and financial results.

In addition, challenges to our compliance with various regulations, rules and laws, including but not limited to, those related to social, product, labor and environmental matters could also jeopardize our reputation and lead to adverse publicity, especially in the rapidly changing media environment. The increased use of digital platforms, such as social media, by us and consumers has also increased the risk that our reputation could be negatively impacted by information about or affecting us that is easily accessible and rapidly disseminated.

Damage to our brand and reputation could potentially impact our operating and financial results, diminish customer trust and generate negative customer sentiment, as well as require additional resources to rebuild our reputation.

Our success is dependent, in part, on managing costs of labor, merchandise and other expenses that are subject to factors beyond our control.

Our success depends, in part, on our ability to manage operating costs and to look for opportunities to reduce costs. Our ability to meet our labor needs while controlling costs is subject to external factors such as unemployment levels, prevailing wage rates, minimum wage legislation, labor organizing activities and changing demographics. Our ability to find qualified merchandise vendors and service providers and obtain access to products in a timely, efficient and cost-effective manner can be adversely affected by trade restrictions, political instability, financial instability of suppliers, suppliers’ noncompliance with applicable laws, transportation costs, disruptions to our supply chain network serving our stores, distribution facilities and customers due to labor disturbances and other items, and other factors beyond our control, including pandemics and natural disasters.

Disruptions of our supply chain could have an adverse effect on our operating and financial results.

Disruption of our supply chain capabilities due to trade restrictions, port-related issues such as closures, congestion or delays, political instability, war (including the ongoing military conflict between Russia and Ukraine), changes in tax or trade policy, weather, natural disaster, pandemics (including COVID-19), terrorism, product recalls, labor supply or stoppages, financial and/or operational instability of key suppliers and carriers, or other reasons could impair our ability to distribute our products and adversely impact the costs we incur to distribute our products. To the extent we are unable to mitigate the likelihood or potential impact of such events, it could materially and adversely impact our business, results of operations, financial condition and liquidity.

Historically, we have purchased substantially all of our merchandise in the United States, with the majority from domestic sources (who may manufacture overseas) and the balance from importers. We are also developing our direct importing and direct sourcing capabilities will allow for a higher penetration of sourced and developed Owned Brands in our merchandise assortment, which will expose us more directly to the effects of global supply chain disruptions on costs of shipping as well as potential issues with product availability due to delays in product sourcing.

We have experienced in 2022, and expect to continue to experience in 2023, supply chain disruptions, including increased product costs, increased shipping and transportation costs, increased labor wages, labor shortages and port and other delivery delays and associated charges. In addition to increased costs, disruptions may also result in inventory management issues, such as slow replenishment, out-of-stocks and excessive inventory levels. In an effort to mitigate these risks, and as part of our business transformation and strategy, we plan to make capital investments in initiatives aimed to help modernize our supply chain and network operations. Failure to effectively manage this and other supply chain modernization initiatives could materially and adversely impact our business. For example, as part of this program, we have partnered with Ryder System, Inc. to develop and operate two new regional distribution centers to provide merchandise to regional stores for both in-store shopping and online shopping services such as Buy Online Pickup In Store (“BOPIS”) or Curbside, Same Day

Delivery, and Ship from Store. The first of these facilities began operations in the second half of fiscal 2022. Failure to effectively manage this and other supply chain modernization initiatives could materially and adversely impact our business.

In addition, any significant changes to trade policy, including implementation of additional tax or import restrictions, could result in additional costs to us or require us to seek alternative sources of supply, which could negatively impact our reputation and have a material adverse effect on our business and results of operations.

Rising inflation may adversely affect us by increasing costs of materials, labor and other costs beyond what we can recover through price increases.

Inflation can adversely affect us by increasing the costs of materials, labor and other costs required to manage and grow our business. In the current inflationary environment, depending on the terms of our contracts and other economic conditions, we may be unable to raise prices enough to keep up with the rate of inflation, which would reduce our profit margins and returns. If we are unable to increase our prices to offset the effects of inflation, our business, results of operations and financial condition could be materially and adversely affected.

In addition, inflation is often accompanied by higher interest rates. The banking crisis and the impact of high interest rates and the uncertainty regarding future rate increases, may increase uncertainty and volatility in the global financial markets. In addition, the possibility of high inflation and an extended economic downturn could reduce our ability to incur debt or access capital and impact our results of operations and financial condition.

Inefficient management of relationships and dependencies on third-party service providers could adversely affect our operations.

We rely on third parties to support our business and provide certain services, which include portions of our technology and operational infrastructure. As a result, our business model is complex and can be challenging to manage. If we do not properly manage these relationships, or if these third-party service providers fail to perform, meet expectations, or face disruptions, it could result in the loss of our competitive position and reputational damage and adversely affect our results of operations.

Our success is dependent, in part, on the ability of our employees in all areas of the organization to execute our business plan and, ultimately, to satisfy our customers.

We depend on the skills, working relationships, and continued services of key personnel. In addition, our ability to achieve our operating goals depends on our ability to identify, hire, train, and retain qualified individuals. Our ability to attract and retain qualified employees in all areas of the organization may be affected by a number of factors, including geographic relocation of employees, operations or facilities and the highly competitive markets in which we operate, including the markets for the types of skilled individuals needed to support our continued success. We compete with other companies both within and outside of our industry for talented personnel, and we may lose key personnel or fail to attract, train, and retain other talented personnel. Any such loss or failure could adversely affect our business, results of operations and financial condition.

In particular, our continued success will depend in part on our ability to retain the talents and dedication of key employees. If key employees terminate their employment, become ill (including as a result of the COVID-19 pandemic), or if an insufficient number of employees is retained to maintain effective operations, our business activities may be adversely affected, and our management team’s attention may be diverted. In addition, we may not be able to locate suitable replacements for any key employees who leave or offer employment to potential replacements on reasonable terms, all of which could adversely affect our business, results of operations and financial condition.

Extreme or unusual weather patterns caused by climate change or otherwise, natural disasters, and other catastrophic events, as well as regulatory or market measures and changing consumer preferences in response to climate change and ESG matters, could adversely affect our business and results of operations.

Our business is susceptible to risks associated with extreme weather patterns, including the impacts of climate change. Extreme weather conditions and natural disasters, such as heavy snow, ice or rainstorms, hurricanes, floods, tornados, earthquakes, wildfires, or a combination of these and other factors, could have a material adverse effect on our business, financial condition and results of operation. For example, extreme weather conditions over a prolonged period of time in the areas in which our stores or distribution centers are located, especially in areas with a high concentration of our stores, may make it difficult for our customers or associates to travel to our stores or distribution centers and thereby reduce our sales and profitability. These conditions can have similar impacts to our supply chain operations causing delivery disruptions or delays in order fulfillment. Such extreme weather conditions or natural disasters could cause significant damage to, destroy and/or force the closure of our stores and distribution centers, as well as those of our third-party service providers.

In addition, our business is susceptible to unusual and unseasonable weather patterns, such as extended periods of warm temperatures in the fall and winter seasons or cool temperatures in the spring and summer seasons, which could result in inappropriate inventory levels, especially for our BABY business, and negatively impact our business, results of operations and financial condition.

There is also increased focus, including by investors, customers and other stakeholders, on climate change and other ESG and sustainability matters, including single use plastic, energy, waste and worker safety. Concern about climate and sustainability-related issues may result in changes in consumer preference, including moving away from products considered to have high climate change impact and toward products that are more sustainably made. If we fail to adapt to these changing consumer preferences, our business, results of operations and reputation may be materially adversely affected.

Concern over climate change may result in new or additional legal, legislative and regulatory requirements to reduce or mitigate the effects of climate change on the environment, which could result in future tax, transportation and utility cost increases that adversely affect our business. New or more stringent climate change- related mandates, laws or regulations, or stricter interpretations of existing mandates, law or regulations, could also require additional expenditures by us or our suppliers, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Risks Related to the Purchase Agreement

If we receive shareholder approval to effectuate the Reverse Stock Split, investors may experience dilution and a decline in market price of the shares through the issuance of shares, but if we are unable to receive shareholder approval relating thereto, we expect that we will likely file for bankruptcy protection.

Unless we receive shareholder approval to increase our authorized share capital or effectuate a reverse stock split, we will not have sufficient authorized share capital for issuing all of the shares of common stock pursuant to the Purchase Agreement. The Company intends to effectuate the Reverse Stock Split and is seeking to obtain shareholder approval at a special meeting of shareholders. The Company filed a definitive proxy statement with the SEC on April 5, 2023 in connection with the special meeting, and the proxy was first mailed to shareholders on April 5, 2023. A majority of the outstanding shares of the Company’s common stock entitled to vote at the special meeting must vote in favor of the proposal in order for it to be approved. If the Reverse Split Proposal is approved by the shareholders and the Company effectuates the Reverse Stock Split, the total number of issued and outstanding shares of common stock would decrease based on the final ratio.

Currently, we are authorized in our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) to issue up to a total of 900,000,000 shares of common stock. The total number of authorized shares of common stock will not change as a result of the Reverse Stock Split. As of April 10, 2023, we had

558,735,983 outstanding shares of common stock, 6,537,620 treasury shares and 178,200,218 shares available for future issuance. The Reverse Stock Split would have the effect of reducing the number of outstanding shares of common stock, the number of shares of common stock held in treasury and the number of shares of common stock reserved for issuance pursuant to our stock plans and warrants. Therefore, because the total number of authorized shares of common stock will not change as a result of the Reverse Stock Split, upon the effectiveness of the Reverse Stock Split, the number of authorized shares of common stock that are not issued and outstanding or reserved for issuance would increase. All authorized but unissued shares that are not reserved for issuance would remain available for issuance by the Board to raise equity capital, including pursuant to the Purchase Agreement, at any time, at the Board’s discretion. If the Board were to authorize the issuance of any such shares, such issuances would dilute the ownership interests of existing holders of our common stock and may also cause a decline in the trading price of our common stock.

However, if we do not receive shareholder approval to effectuate the Reverse Stock Split, we will not have sufficient authorized share capital for issuing the shares of common stock pursuant to the Purchase Agreement and we will not be able to receive the proceeds pursuant to the Purchase Agreement. Additionally, we may not have sufficient authorized share capital for issuing shares of common stock subject to the ATM Agreement and we will not be able to receive the proceeds from that financing. The ATM Agreement only provides for sales made pursuant to an effective registration statement on Form S-3. Upon filing our annual report on Form 10-K, which is due by April 26, 2023, we will lose S-3 eligibility and therefore we expect all sales made pursuant to the ATM Agreement will cease by April 26, 2023. If we do not have sufficient authorized share capital for issuing shares pursuant to the Purchase Agreement and for issuing shares subject to the ATM Agreement, we will not be able to receive proceeds from such financing and we expect that we will likely file for bankruptcy protection, in which case holders of our common stock will not receive any recovery.

In order to generate the Total Commitment under the Purchase Agreement, the market price of our common stock would need to increase significantly.

Even if the shareholders approved the Reverse Split Proposal and the Reverse Stock Split was effectuated, we would not have sufficient authorized capital to issue the Total Commitment under the Purchase Agreement unless the market price of our common stock increased significantly. Assuming a closing sales price of $0.31, which was the closing sales price of our common stock on the Nasdaq on April 6, 2023, we would be required to issue a total of approximately 2.8 billion shares of common stock in order to receive the Total Commitment under the Purchase Agreement. Following shareholder approval of the Reverse Split Proposal, if the Board were to adopt a maximum of 1-for-20 final ratio, the 473,094,776 shares of common stock issued (including treasury shares) as of April 3, 2023 prior to the Reverse Stock Split, will be reduced to approximately 23,654,739 issued shares of common stock (including treasury shares) post-Reverse Stock Split. In such a scenario, we would have 868,016,477 shares of common stock available for future issuance, which would be significantly less than the required amount of approximately 2.8 billion shares assuming a closing sales price of $0.31 on April 6, 2023. As such, unless the market price of our common stock increases significantly, we would not have sufficient authorized share capital to issue up to the Total Commitment under the Purchase Agreement even if the Reverse Stock Split was effectuated.

Disruptions in the financial markets could have a material adverse effect on the Company’s ability to access our cash and cash equivalents.

We may have amounts of cash and cash equivalents at financial institutions that are in excess of federally insured limits. While we closely manage our cash and cash equivalents balances to minimize risk, if there were disruptions in the financial markets, we cannot be assured that we will not experience losses on our deposits, and it may negatively impact the availability and cost of capital.

Our stock price has been and may continue to be subject to volatility, and this and other factors may affect elements of our capital allocation strategy such as share repurchases, future dividends and debt reduction.

Our stock price has experienced volatility over time and this volatility may continue. Stock volatility in itself may adversely affect shareholder confidence as well as employee morale and retention for those associates who receive equity grants as part of their compensation packages. The impact on employee morale and retention could adversely affect our business performance and financial results. Stock volatility and other factors may also affect elements of our capital allocation strategy, and our ability to use equity to fund acquisitions or raise capital.

In addition, we have received, and may continue to receive, significant media attention, including from blogs, articles, message boards and social media. Information provided by third parties may not be reliable or accurate, or contain misleading, incomplete or otherwise damaging information, which could influence trading activity in our stock. As a result, our stock has experienced, and could continue to experience, extreme price and volume fluctuations that may be unrelated to our operating performance, financial position or other business fundamentals. This activity along with other factors, including the involvement of short sellers or activist investors in our stock, has materially impacted in the past, and could materially impact in the future, the trading price of our stock, put pressure on the supply and demand for our stock, limit our shareholders from readily selling their shares and result in significant loss of investment.

As part of our capital allocation strategy, since December 2004, our Board of Directors has authorized several share repurchase programs, and in April 2016, the Board of Directors authorized a quarterly dividend program. Decisions regarding share repurchases and dividends are within the discretion of the Board of Directors, and will be influenced by a number of factors, including the price of our common stock, general business and economic conditions, our financial condition and operating results, the emergence of alternative investment or acquisition opportunities, changes in business strategy and other factors. Changes in, or the elimination of, our share repurchase programs or dividend could have a material adverse effect on the price of our common stock. Our share repurchase program could change, and would be influenced by several factors, including business and market conditions. For example, in response to the COVID-19 pandemic, in March 2020, we postponed our plans for share repurchases and suspended the payment of dividends and planned debt reductions.

During fiscal 2021, we announced plans to complete our $1.0 billion three-year repurchase plan by the end of fiscal 2021, which was two years ahead of schedule and resulted in the repurchase of $950.0 million of shares under this plan as of February 26, 2022. During the first quarter of fiscal 2022, we completed this program, repurchasing approximately 2.3 million shares of our common stock under the share repurchase plan approved by our Board of Directors, at a total cost of approximately $40.4 million.

On August 31, 2022, we established an at the market equity distribution program (the “Jefferies ATM Program”) by entering into an Open Market Sale Agreement (the “Open Market Sale Agreement”) with Jefferies LLC, acting as sales agent for us, pursuant to which the Company may issue and sell, from time to time, shares of common stock, par value $0.01 per share, in any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended. Pursuant to the prospectus supplement dated August 31, 2022, the Company offered and sold 12 million shares of common stock for net proceeds of $72.2 million. On October 28, 2022, the Company filed a prospectus supplement to register additional shares of common stock, par value $0.01 per share, to offer and sell under its Jefferies ATM Program at an aggregate sales price of up to $150.0 million. In connection with the Company’s entry into the ATM Agreement, as described below, the Company terminated the Open Market Sale Agreement, on March 27, 2023, effective as of the date thereof. The Company sold approximately 22.2 million shares for approximately $115.4 million of net proceeds pursuant to the Jefferies ATM Program.

On February 7, 2023, the Company issued (i) 23,685 shares of Series A Convertible Preferred Stock, (ii) 84,216 warrants to purchase shares of our Series A Convertible Preferred Stock (the “Series A Convertible Preferred Stock Warrants”) and (iii) 95,387,533 Common Stock Warrants pursuant to the Underwriting Agreement, dated February 7, 2023, between the Company and B. Riley Securities, as underwriter.

Each Common Stock Warrant is immediately exercisable at any time at the option of the holder for one share of common stock at an exercise price of $6.15 per share and will expire five years from the issuance date. If at the time of exercise of the Common Stock Warrant a registration statement is not effective for the issuance of all of the shares of common stock issuable upon exercise of the Common Stock Warrant, the holder may, in its sole discretion, exercise the Common Stock Warrant on a cashless basis. Whether or not a registration statement is effective, the holder may exercise the Common Stock Warrant on an “alternate cashless exercise” basis, in which case the number of shares of common stock issuable will equal the product of (x) the number of shares of common stock then issuable upon exercise and (y) 0.65.

Between February 7, 2023 and March 27, 2023, the Holder exercised 14,212 Series A Convertible Preferred Stock Warrants to purchase 14,212 shares of Series A Convertible Preferred Stock for aggregate proceeds to the Company of $135,014,000. After the Company anticipated that it would not be able to meet the conditions to force the exercise of the Series A Convertible Preferred Stock Warrant in the future and receive cash proceeds therefore, on March 30, 2023, the Company and the Holder entered into the Exchange Agreement. Pursuant to the Exchange Agreement, the Company exchanged the Series A Convertible Preferred Stock Warrant to purchase 70,004 shares of Series A Convertible Preferred Stock for 10,000,000 shares of common stock and rights to receive 5,000,000 shares of common stock upon the effectuation of the Reverse Stock Split. The Series A Convertible Preferred Stock Warrants were terminated pursuant to the Exchange Agreement.

On March 30, 2023, the Company entered into the ATM Agreement with B. Riley Securities, as a sales agent, to offer and sell ATM Shares having an aggregate sales price of up to the ATM Program Amount from time to time through the Company’s “at the market offering” program. As of April 10, 2023, the Company has sold approximately 100.1 million shares for approximately $48.5 million of net proceeds under the ATM Agreement.

It is not possible to predict the actual number of shares we will sell under the Purchase Agreement to BRPC II or whether such sales will generate gross proceeds up to the Total Commitment.

On March 30, 2023, we entered into the Purchase Agreement with BRPC II, pursuant to which BRPC II has committed to purchase up to $1.0 billion of our common stock, subject to certain limitations and conditions set forth in the Purchase Agreement. The Purchase Shares that may be issued under the Purchase Agreement may be sold by us to BRPC II at our discretion from time to time over approximately a 24-month period commencing on the Commencement Date.

We generally have the right to control the timing and amount of any sales of Purchase Shares to BRPC II under the Purchase Agreement. Sales of Purchase Shares, if any, to BRPC II under the Purchase Agreement will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to BRPC II all, some or none of the Purchase Shares that may be available for us to sell to BRPC II pursuant to the Purchase Agreement.

Because the purchase price per share to be paid by BRPC II for the Purchase Shares that we may elect to sell to BRPC II under the Purchase Agreement, if any, will fluctuate based on the market prices of our common stock during the applicable VWAP Purchase Period for each Purchase or the applicable Intraday VWAP Purchase Period for each Intraday VWAP Purchase made pursuant to the Purchase Agreement, if any, it is not possible for us to predict, as of the date of this prospectus and prior to any such sales, the number of Purchase Shares that we will sell to BRPC II under the Purchase Agreement, the purchase price per share that BRPC II will pay for shares purchased from us under the Purchase Agreement, or the aggregate gross proceeds that we will receive from those purchases by BRPC II under the Purchase Agreement, if any. Moreover, although the Purchase Agreement provides that we will receive proceeds upon the issuance of the Purchase Shares to BRPC II, only                  shares of our common stock (a portion of which represent the Commitment Shares we will issue to BRPC II on the trading day immediately following the earlier of (i) the Commencement Date and (ii) the date which is five (5) consecutive trading days immediately following the date on which we complete the Reverse Stock Split as payment of a commitment fee for BRPC II’s obligation to purchase shares of our common stock under the

Purchase Agreement) are being registered for resale by BRPC II as CEF Shares under the registration statement that includes this prospectus. If after the Commencement Date we elect to sell to BRPC II all of the 111,747,196 Purchase Shares being registered for resale by BRPC II under this prospectus that are available for sale by us to BRPC II in VWAP Purchases and Intraday VWAP Purchases under the Purchase Agreement, depending on the market prices of our common stock during the applicable VWAP Purchase Period and Intraday VWAP Purchase Period for each VWAP Purchase and each Intraday VWAP Purchase, respectively, made pursuant to the Purchase Agreement, the actual gross proceeds from the sale of all such shares is expected to be substantially less than the Total Commitment available to us under the Purchase Agreement, which will likely materially adversely affect our liquidity.

In order for us to issue and sell to BRPC II under the Purchase Agreement more than the 111,747,196 shares being registered for resale by BRPC II as Purchase Shares under the registration statement that includes this prospectus in order to receive aggregate gross proceeds equal to the Total Commitment of $1.0 billion under the Purchase Agreement, we must file with the SEC one or more additional registration statements to register under the Securities Act the resale by BRPC II of any such additional shares of our common stock we wish to sell from time to time under the Purchase Agreement, which the SEC must declare effective, and we will need to obtain shareholder approval to issue shares of common stock in excess of the Exchange Cap under the Purchase Agreement in accordance with applicable Nasdaq rules, unless the average per share purchase price paid by BRPC II for all Purchase Shares sold under the Purchase Agreement equals or exceeds $                , in which case, under applicable Nasdaq rules, the Exchange Cap limitation will not apply to issuances and sales of Purchase Shares under the Purchase Agreement, in each case, before we may elect to sell any additional Purchase Shares to BRPC II under the Purchase Agreement. Any issuance and sale by us under the Purchase Agreement of a substantial amount of Purchase Share in addition to the                  Purchase Shares being registered for resale by BRPC II pursuant to such Purchase Agreement under this prospectus could cause additional substantial dilution to our shareholders.

In addition, we are not required or permitted to issue any shares of common stock under the Purchase Agreement if such issuance would breach our obligations under the rules or regulations of Nasdaq. In addition, BRPC II will not be required to purchase any shares of our common stock if such sale would result in BRPC II’s beneficial ownership exceeding 4.99% of the then issued and outstanding common stock. Our inability to access a portion or the Total Commitment under the Purchase Agreement, in the absence of any other financing sources, could have a material adverse effect on our business.

The actual number of shares we will issue under the Purchase Agreement, at any one time or in total, is uncertain.

Upon the Commencement, we will have the right, but not the obligation, from time to time at our sole discretion over the 24-month period from and after the effective date of this registration statement, to direct BRPC II to make a VWAP Purchase of a specified amount of shares of common stock not to exceed certain limitations set forth in the Purchase Agreement. From and after the Commencement, subject to the satisfaction of certain conditions, including having sufficient authorized shares, not being in default under the Amended Credit Agreement, having an effective resale registration statement and our common stock remaining listed on Nasdaq, we will control the timing and amount of any sales of common stock to BRPC II. Actual sales of shares of common stock to BRPC II under the Purchase Agreement will depend on a variety of factors, some of which are to be determined by us from time to time, including, among other things, market conditions, the trading price of the common stock, the continued listing of our common stock, the quantity of authorized but unissued and non-reserved shares, and determinations by us as to the appropriate sources of funding for our business and operations and certain equity proceeds requirements pursuant to the Amended Credit Agreement.

Investors who buy shares at different times will likely pay different prices.

Pursuant to the Purchase Agreement, we will have discretion, subject to market demand, to vary the timing, prices, and numbers of shares sold to BRPC II. If and when we do elect to sell shares of our common stock to

BRPC II pursuant to the Purchase Agreement, after BRPC II has acquired such shares, BRPC II may resell all, some or none of such shares at any time or from time to time in its discretion and at different prices. As a result, investors who purchase shares from BRPC II pursuant to the Purchase Agreement at different times will likely pay different prices for those shares, and so may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from BRPC II pursuant to the Purchase Agreement as a result of future sales made by us to BRPC II at prices lower than the prices such investors paid for their shares in this offering. In addition, if we sell a substantial number of shares to BRPC II under the Purchase Agreement, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangement with BRPC II may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect such sales.

Risks Related to the Economy and Industry

General economic factors beyond our control, including the impact of COVID-19, and changes in the economic climate have materially adversely affected, and could continue to materially adversely affect our business, results of operations, financial condition and liquidity.

General economic factors that are beyond our control have materially adversely affected, and could continue to materially adversely affect, our business, results of operations, financial condition and liquidity. These factors include, but are not limited to, recent supply chain disruptions, labor shortages, wage pressures, rising inflation and the ongoing military conflict between Russia and Ukraine, as well as housing markets, consumer credit availability, consumer debt levels, fuel and energy costs (for example, the price of gasoline), interest rates, tax rates and policy, unemployment trends, the impact of natural disasters such as pandemics, civil disturbances and terrorist activities, foreign currency exchange rate fluctuations, conditions affecting the retail environment for products sold by us and other matters that influence consumer spending and preferences. Changes in the economic climate and the impact of the COVID-19 pandemic, including on global supply chains, labor markets and economic activity, have materially adversely affected, and could continue to materially adversely affect, our business, results of operations, financial condition and liquidity.

COVID-19 has had, and may continue to have, a material adverse effect, on our business and could also result in the recording of additional non-cash impairment charges. In future periods, our business, results of operations, financial condition and liquidity may be materially adversely impacted by reduced store traffic and consumer spending due to, among other things, significant continued unemployment and economic downturn, as well as consumer anxiety regarding shopping in physical stores. We will continue to review local, state and federal mandates related to COVID-19, which may require us to adjust our operations in response to revised governmental mandates. There can be no assurance that the continuation of the COVID-19 pandemic will not materially impact our future business operations.

We operate in the highly competitive retail business where the use of emerging technologies as well as unanticipated changes in the pricing and other practices of competitors may adversely affect our performance.

The retail business is highly competitive. We compete for customers, employees, locations, merchandise, technology, services and other important aspects of the business with many other local, regional and national retailers. These competitors range from specialty retailers to department stores and discounters as well as online and multichannel retailers, some of which are larger than us with significantly greater financial resources. In recent years, competition has further intensified as a result of reduced discretionary consumer spending, increased promotional activity and deep price discounting.

Rapidly evolving technologies are also altering the manner in which we and our competitors communicate and transact with customers. Our execution of the elements of our transformation strategy is designed to adapt to these changes, in the context of competitors’ actions, customers’ adoption of new technology and related changes in customer behavior, and presents a specific risk in the event that we are unable to successfully execute our plans or adjust them over time as needed. Further, unanticipated changes in pricing and other practices of our competitors, including promotional activity (particularly during back-to-school/college and/or holiday periods), reduced thresholds for free shipping and rapid price fluctuation enabled by technology, may adversely affect our performance. If we are unable to adapt effectively and quickly to a changing competitive landscape and maintain our competitive position, we could experience downward pressure on prices, lower demand for our merchandise, reduced sales and margins, inability to take advantage of new business opportunities and loss of market share.

Our failure to anticipate and respond in a timely fashion to changes in consumer preferences and demographic factors may adversely affect our business, results of operations and financial condition.

Our success depends on our ability to anticipate and respond in a timely manner to changing merchandise trends, customer demands and demographics in order to maintain and attract customers. We must continue to monitor and react to consumer expectations, such as the increased focus on environmental, social and governance (“ESG”) matters, climate change, and sustainable products, and appropriately manage our brand to promote the right product lines (including our Owned Brands), drive customer loyalty and protect our reputation. Our failure to anticipate, identify or react appropriately to changes in customer tastes, preferences, shopping and spending patterns and other life interest decisions, including as a result of COVID-19, could lead to, among other things, excess inventories, a shortage of products or reputational damage, and may adversely affect our business, results of operations and financial condition.

In addition, we must manage our inventory effectively and commensurately with customer demand. Often, we need to order merchandise, and enter into contracts for the purchase and manufacturing of such merchandise, multiple seasons in advance of and frequently before customer trends and preferences are known. The extended lead times for many of our purchases may make it difficult for us to respond rapidly to new or changing trends and preferences. These extended lead times may also increase our exposure to the effects of global supply chain disruptions, increasing the risk that merchandise is not received when originally planned. As a result, we are vulnerable to demand and pricing shifts and to misjudgments in the selection and timing of merchandise purchases. If we do not accurately predict our customers’ preferences and demands for our products, our inventory levels will not be appropriate, and our business, results of operations and financial condition may be negatively impacted.

Our business is seasonal in nature, which could negatively affect our results of operations and financial performance.

Our business is subject to seasonal influences, with a significant portion of sales and revenues historically realized during the back to school/college and holiday seasons. We must carry a significant amount of inventory during this time, and if we are not able to sell the inventory, we may be required to take significant inventory markdowns or write-offs, which could reduce profitability. Similarly, if we do not adequately stock or restock popular products, particularly during the back to school and holiday seasons, and fail to meet customer demand, revenue and customer loyalty may be adversely impacted.

In addition, our financial results during the holiday season may fluctuate significantly based on many factors, including holiday spending patterns and weather conditions, and any such fluctuation could have a disproportionate effect on our results of operations for the entire fiscal year. Because of the seasonality of our business, our operating results vary considerably from quarter to quarter, and results from any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year.

Risks Related to Our Common Stock

Nasdaq may delist our common stock from quotation on its exchange, which could limit investors’ ability to sell and purchase our securities and subject us to additional trading restrictions.

Our common stock is currently listed on Nasdaq under the trading symbol “BBBY.” Our share price has dropped below $1.00 since March 20, 2023. If our share price continues to stay below the minimum of $1.00 for a period of 30 consecutive business days, our common stock may be suspended and/or delisted for failure to meet the requirement for continued inclusion on Nasdaq under Nasdaq Listing Rule 5550(a)(2). If our common stock is not listed on Nasdaq at any time pursuant to the Purchase Agreement, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;

•	reduced liquidity;

•

a determination that our common stock is a “penny stock” which will require brokers trading in our shares to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;

•	a limited amount of news and analyst coverage for our Company; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

One of the condition precedents to the sale of securities under the Purchase Agreement is that our shares of common stock is listed on an exchange. If our shares of common stock are delisted from Nasdaq, then we will not meet the conditions to being able to sell shares pursuant to the Purchase Agreement. If we do not receive the proceeds pursuant to the Purchase Agreement, whether because we cannot satisfy the conditions precedent or otherwise, then we expect that we will likely file for bankruptcy protection, in which case you will receive no recovery at all for your shares.

The market prices and trading volume of our shares of common stock have recently experienced, and may continue to experience, extreme volatility, which could cause purchasers of our common stock to incur substantial losses.

The market prices and trading volume of our shares of common stock have recently experienced, and may continue to experience, extreme volatility, which could cause purchasers of our common stock to incur substantial losses. From January 3, 2022 to April 6, 2023, the market price of our common stock has had extreme fluctuations, ranging from an intra-day low of $0.298 per share on April 6, 2023 to an intra-day high of $30.06 on March 7, 2022, and the last reported sale price of our common stock on Nasdaq on April 6, 2023, was $0.3092 per share. From January 3, 2022 to April 6, 2023, according to Nasdaq, daily trading volume of our common stock ranged from as low as approximately 2,121,088 to as high as approximately 395,319,906 shares.

We believe that the recent volatility and our current market prices reflect market and trading dynamics and macro or industry fundamentals, and we do not know how long these dynamics will last. Under the circumstances, we caution you against investing in our common stock, unless you are prepared to incur the risk of incurring substantial losses.

Extreme fluctuations in the market price of our common stock over the past year have been accompanied by reports of strong and atypical retail investor interest, including on social media and online forums. The market volatility and trading patterns we have experienced create several risks for investors, including the following:

•

the market price of our common stock has experienced and may continue to experience rapid and substantial increases or decreases unrelated to our operating performance, prospects, macro or industry fundamentals, and substantial increases may be significantly inconsistent with the risks and uncertainties that we continue to face;

•

factors in the public trading market for our common stock include the sentiment of retail investors (including as may be expressed on financial trading and other social media sites and online forums), the direct access by retail investors to broadly available trading platforms, the amount and status of short interest in our securities, access to margin debt, trading in options and other derivatives on our common stock and any related hedging and other trading factors;

•

to the extent volatility in our common stock is caused, as has widely been reported, by a “short squeeze” in which coordinated trading activity causes a spike in the market price of our common stock as traders with a short position make market purchases to avoid or to mitigate potential losses, investors purchase at inflated prices unrelated to our financial performance or prospects, and may thereafter suffer substantial losses as prices decline once the level of short-covering purchases has abated; and

•

if the market price of our common stock declines, you may be unable to resell your shares at or above the price at which you acquired them. The value of newly issued shares of our common stock may fluctuate or decline significantly in the future, in which case you could incur substantial losses.

We may continue to incur rapid and substantial increases or decreases in our stock price in the foreseeable future that may not coincide in timing with the disclosure of news or developments by or affecting us. Accordingly, the market price of our shares of common stock may fluctuate dramatically and may decline rapidly, regardless of any developments in our business. See “—Risk Factor— A “short squeeze” due to a sudden increase in demand for shares of our common stock that largely exceeds supply and/or focused investor trading in anticipation of a potential short squeeze have led to, may be currently leading to, and could again lead to, extreme price volatility in shares of our common stock.” Overall, there are various factors, many of which are beyond our control, that could negatively affect the market price of our common stock or result in fluctuations in the price or trading volume of our common stock, including:

•	actual or anticipated quarterly variations in operational results and reactions to earning releases or other presentations or reports issued by the Company;

•	failure to meet the expectations of securities analysts and investors;

•	rating agency credit rating actions;

•	the contents of published research reports about us or our industry or the failure of securities analysts to cover our common stock;

•	any increased indebtedness we may incur in the future or our inability to refinance any such indebtedness;

•	actions by institutional shareholders;

•	speculation or reports by the press or the investment community with respect to us or our industry in general;

•	short interest in our common stock and the market response to such short interest;

•	the dramatic increase in the number of individual holders of our common stock and their participation in social media platforms targeted at speculative investing;

•	increases in market interest rates that may lead purchasers of our shares to demand a higher yield;

•	changes in our capital structure;

•	future sales of our common stock by us, members of our management or any significant shareholders;

•	announcements by us, our competitors or vendors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	third-party claims or proceedings against us or adverse developments in pending proceedings;

•	additions or departures of key personnel;

•	changes in applicable laws and regulations;

•	negative publicity for us, our business or our industry;

•	changes in expectations or estimates as to our future financial performance or market valuations of competitors, customers or travel suppliers;

•	results of operations of our competitors;

•	our ability to manage supply chain-related expenses and disruptions in our supply chain;

•	the impact of the COVID-19 pandemic; and

•	general market, political and economic conditions, including any such conditions and local conditions in the markets in which our customers are located.

In addition, in the past, shareholders have instituted securities class action litigation following periods of market volatility. If we are involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

Future issuances of equity or debt securities by us may adversely affect the market price of our common stock and we will not have sufficient authorized share capital to issue all of the shares of common stock subject to the Purchase Agreement.

Our authorized share capital consists of 900.0 million shares of our common stock. As of April 10, 2023, we had an aggregate of 558,735,983 million shares outstanding and 6,537,620 treasury shares and 334,726,397 million shares of common stock authorized but unissued. Such share count takes into account the 5,000,000 shares of common stock to be issued pursuant to the Exchange Agreement. Pursuant to the Purchase Agreement, a maximum of 111,747,196 shares of common stock may be issued, which includes the Commitment Shares. If all such shares are issued and resold by holders thereof, our total number of shares of common stock outstanding following such issuances and resales would be approximately 19.9% of our total number of shares of common stock outstanding as of April 10, 2023 prior to such issuances, assuming that we have sufficient authorized capital stock to issue such shares of common stock.

Unless we receive shareholder approval to increase our authorized share capital or effectuate a reverse stock split, we will not have sufficient authorized share capital for issuing all of the shares of common stock subject to the Purchase Agreement. Based on the future price of our common stock, if we do not receive the proceeds from the sales of our common stock to BRPC II covered by the Purchase Agreement, irrespective of our execution of our transformative plan, then we expect that we will likely file for bankruptcy protection, in which case holders of our common stock will receive no recovery at all for common stock that they own. See “Risk Factors–– Risks Related to the Purchase Agreement—If the Company does not receive the proceeds from the sales of our common stock to BRPC II covered by the Purchase Agreement, we expect that we will likely file for bankruptcy protection” and “—Risks Related to the Purchase Agreement—If we receive shareholder approval to effectuate the Reverse Stock Split, investors may experience dilution and a decline in market price of the shares through the issuance of shares, but if we are unable to receive shareholder approval relating thereto, we expect that we will likely file for bankruptcy protection.”

In the future, we may attempt to obtain financing or to increase further our capital resources, or refinance existing obligations, by issuing additional shares of our common stock or offering debt or other equity securities, including commercial paper, medium-term notes, senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. Future acquisitions could require substantial additional capital in excess of cash from operations. There can be no guarantee that these offers to exchange will be successful. In addition, we also expect to issue additional shares in connection with the exercise of our stock options under our incentive plans.

Issuing additional shares of our common stock or other equity securities or securities convertible into equity for financing or in connection with our incentive plans, acquisitions or otherwise may dilute the economic and voting rights of our existing shareholders or reduce the market price of our common stock or both. Upon liquidation, holders of our debt securities and preferred shares, if issued, and lenders with respect to other borrowings would receive a distribution of our available assets prior to the holders of our common stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our common stock. Our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk that our future offerings may reduce the market price of our common stock and dilute their stockholdings in us. See “Description of Capital Stock” in this prospectus.

The issuance of the securities pursuant to the Purchase Agreement will significantly dilute the ownership interest of the existing holders of our common stock, and the market price of our common stock will likely decline significantly as a result of sales of such securities into the public market by BRPC II and subsequent investors or the perception that such sales may occur.

Our existing holders of common stock will be significantly diluted by the sales of our common stock to BRPC II. Our public float will be significantly increased and the market price of our common stock could decline significantly as a result of subsequent sales of the shares of common stock issued pursuant to the Purchase Agreement, which could occur at any time, or the perception that such sales may occur.

Pursuant to the Purchase Agreement, assuming that we have sufficient authorized capital stock to issue such shares of common stock, a maximum of 111,747,196 shares of common stock may be issued, at an assumed offering price of $0.296, which was the last reported sale price of our common stock on Nasdaq on April 10, 2023. If all such shares are issued and resold by holders thereof, our total number of shares of common stock outstanding following such issuances and resales would be approximately 19.9% of our total number of shares of common stock outstanding as of April 10, 2023 prior to such issuances, assuming that we have sufficient authorized capital stock to issue such shares of common stock.

In addition, the shares of common stock sold to BRPC II, will be purchased at different prices, many of which could be at prices below the current and/or then trading prices of shares of our common stock or at prices below the price at which our existing shareholders purchased our common stock.

A “short squeeze” due to a sudden increase in demand for shares of our common stock that largely exceeds supply and/or focused investor trading in anticipation of a potential short squeeze have led to, may be currently leading to, and could again lead to, extreme price volatility in shares of our common stock.

Investors may purchase shares of our common stock to hedge existing exposure or to speculate on the price of our common stock. Speculation on the price of our common stock may involve long and short exposures. To the extent aggregate short exposure exceeds the number of shares of our common stock available for purchase on the open market, investors with short exposure may have to pay a premium to repurchase shares of our common stock for delivery to lenders of our common stock. Those repurchases may, in turn, dramatically increase the price of shares of our common stock until additional shares of our common stock are available for trading or borrowing. This is often referred to as a “short squeeze.” A large proportion of our common stock has been in the past and may be traded in the future by short sellers, which may increase the likelihood that our common stock will be the target of a short squeeze, and there is widespread speculation that our current trading price is the result of a short squeeze. A short squeeze and/or focused investor trading in anticipation of a short squeeze have led to, may be currently leading to, and could again lead to volatile price movements in shares of our common stock that may be unrelated or disproportionate to our operating performance or prospects and, once investors purchase the shares of our common stock necessary to cover their short positions, or if investors no longer believe a short squeeze is viable, the price of our common stock may rapidly decline.

In addition, we do not record or have access to information regarding any share lending or short selling transactions other than what is publicly available from third-party providers. We do not have reliable information about synthetic shares and fake shares and only maintain records regarding shares that we have legally issued and are outstanding. We also understand that there has been considerable trading in derivatives on the Company’s shares including both put and call options. These derivative securities can have the effect of increasing the volatility of our share price.

Investors that purchase shares of our common stock during a short squeeze may lose a significant portion of their investment. Under the circumstances, we caution you against investing in our common stock, unless you are prepared to incur the risk of losing all or a substantial portion of your investment.

Information available in public media that is published by third parties, including blogs, articles, online forums, message boards and social and other media may include statements not attributable to the Company and may not be reliable or accurate.

We have received, and may continue to receive, a high degree of media coverage that is published or otherwise disseminated by third parties, including blogs, articles, online forums, message boards and social and other media. This includes coverage that is not attributable to statements made by our directors, officers or employees. You should read carefully, evaluate and rely only on the information contained in this prospectus, any accompanying prospectus or any applicable free writing prospectus or incorporated documents filed with the SEC in determining whether to purchase our shares of common stock. Information provided by third parties may not be reliable or accurate and could materially impact the trading price of our common stock which could cause losses to your investments.

The market price of our common stock could decline due to the large number of outstanding shares of our common stock available for future sale following the effectuation of the Reverse Stock Split. Further, resales by investors of the securities offered hereby could have a significant impact on the market price of our common stock.

Pursuant to the Purchase Agreement, assuming that we have sufficient authorized capital stock to issue such shares of common stock, a maximum of 111,747,196 shares of common stock may be issued, at an assumed offering price of $0.296, which was the last reported sale price of our common stock on Nasdaq on April 10, 2023. If all such shares are issued and resold by holders thereof, our total number of shares of common stock outstanding following such issuances and resales would be 19.9% of our total number of shares of common stock outstanding as of April 10, 2023 prior to such issuances, assuming that we have sufficient authorized capital stock to issue such shares of common stock. See “—The issuance of the securities pursuant to the Purchase Agreement will significantly dilute the ownership interest of the existing holders of our common stock, and the market price of our common stock will likely decline significantly as a result of sales of such securities into the public market by BRPC II pursuant to the Purchase Agreement and subsequent investors or the perception that such sales may occur.”

We may issue shares of our common stock or other securities from time to time as consideration for, or to finance, future acquisitions, investments, debt-for-equity exchanges or for other capital needs. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our common stock. If any such acquisition or investment is significant, the number of shares of common stock or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial and may result in additional dilution to our shareholders. We may also grant registration rights covering shares of our common stock or other securities that we may issue in connection with any such acquisitions and investments.

Certain provisions of our Certificate of Incorporation, our by-laws and New York law could hinder, delay or prevent a change in control of us that you might consider favorable, which could also adversely affect the price of our common stock.

Certain provisions under our Certificate of Incorporation, our Amended and Restated By-laws (the “By-laws”) and New York law could discourage, delay or prevent a transaction involving a change in control of our Company, even if doing so would benefit our shareholders. These provisions include:

•	the sole ability of the then-current members of the Board to fill a vacancy created by the expansion of the Board;

•	advance notice requirements for nominations for elections to the Board or for proposing matters that can be acted upon by shareholders at our shareholder meetings;

•

the ability of our Board to issue new series of, and designate the terms of, preferred stock, without shareholder approval, which could be used to, among other things, institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions that have not been approved by the Board;

•

our opting to be governed by the provisions of Section 912 of the New York Business Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held New York corporation from engaging in a “business combination” with an “interested shareholder” for a period of five years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner; and

•	provisions prohibiting cumulative voting.

Anti-takeover provisions could substantially impede the ability of a public shareholder to benefit from a change in control or change of our management and Board and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors of your choosing and to cause us to take other corporate actions you desire. Because our Board is responsible for appointing the members of our management team, these provisions could in turn affect any attempt to replace current members of our management team. As a result, efforts by shareholders to change the direction or management of the Company may be unsuccessful. See “Description of Capital Stock” in this prospectus for additional information regarding the provisions included in our Certificate of Incorporation and our By-laws.

If our common stock becomes subject to the penny stock rules, it would become more difficult to trade our shares.

The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on Nasdaq, and if the price of our common stock is less than $5.00, our common stock will be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, (ii) a written agreement to transactions involving penny stocks and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our common stock, and therefore shareholders may have difficulty selling their shares.

Our preliminary financial estimates represent management’s current estimates and are subject to change.

The preliminary estimated financial information contained in “Prospectus Supplement Summary—Recent Developments—Preliminary Results for Fiscal 2022 Fourth Quarter” represents only preliminary estimates and is based on information available to management as of the date of this prospectus supplement and these estimates could change. Our actual financial results as of and for the three months and year ended February 25, 2023 are subject to the completion of our financial closing processes, any adjustments that may result from the completion of such processes, and the finalization of our actual financial statements. Such actual financial results may not be available until after this offering is completed and, consequently, may not be available to you prior to investing in this offering. Our actual financial results as of and for the three months and year ended February 25, 2023 may differ materially from the preliminary estimated financial information we have provided as a result of completion of our final adjustments, review by our independent registered public accountants and other developments arising between now and the time that our financial results for such period are finalized. KPMG LLP has not audited, reviewed, compiled or performed any procedures with respect to such preliminary estimated financial information as of and for the three months and the year ended February 25, 2023. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect to these preliminary estimated amounts.

Complete results as of and for the year ended February 25, 2023 will be included in our Annual Report on Form 10-K, which is due by April 26, 2023. See the other risks described in this section and “Cautionary Note Regarding Forward-Looking Statements” for additional information regarding factors that could result in differences between these preliminary estimated financial results and the actual financial results we will report.

Risks Related to Legal and Regulatory

Changes in statutory, regulatory, and other legal requirements at a local, state or provincial and national level, or deemed noncompliance with such requirements, could potentially impact our operating and financial results.

We are subject to numerous statutory, regulatory and legal requirements at a local, state or provincial and national level, and this regulatory environment is subject to constant change. Our operating results could be negatively impacted by developments in these areas due to the costs of compliance in addition to possible government penalties and litigation, operating interruptions and reputational damage in the event of deemed noncompliance. Changes in the law or the regulatory environment, or deemed noncompliance with such laws or regulations, in the areas of customer, employee or product safety, environmental protection, privacy and information security, labor, wage and hour laws, and international trade policy, among others, could adversely impact our operations and financial results.

Our product offerings now include a selection of Owned Brands which bring additional regulatory and compliance requirements, requiring new resources and the development of new policies and procedures. Our failure to properly manage this expanded business or comply with these regulations could expose us to fines, penalties, litigation and other costs that could harm our reputation and adversely impact our financial results.

Changes to accounting rules, regulations and tax laws, or new interpretations of existing accounting standards or tax laws could negatively impact our operating results and financial position.

Our operating results and financial position could be negatively impacted by changes to accounting rules and regulations or new interpretations of existing accounting standards. Our effective income tax rate could be impacted by changes in accounting standards as well as changes in tax laws or the interpretations of these tax laws by courts and taxing authorities, which could negatively impact our financial results. Such changes would include for example, the possible adoption by the United States of additional tariffs, or the disallowance of tax deductions, with respect to imported merchandise.

New, or developments in existing, litigation, claims or assessments could potentially impact our reputation, operating and financial results.

We are involved in litigation, claims and assessments incidental to our business, the disposition of which is not expected to have a material effect on our reputation, financial position or results of operations. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially adversely affected by changes in our assumptions related to these matters. While outcomes of such actions vary, any such claim or assessment against us could negatively impact our reputation, operations and financial results.

A failure of our business partners to adhere to appropriate laws, regulations or standards could negatively impact our reputation.

We engage with various third parties to meet business needs. These business partners include, among others, vendors, suppliers, and service providers. The failure of these business partners to comply with applicable regulations, rules, laws, and industry standards could negatively impact our reputation and have a material adverse effect on our business and results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and any prospectus supplement contain forward- looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including, but not limited to, our progress and anticipated progress towards our long-term objectives and our turnaround plan, as well as more generally the status of our future liquidity and financial condition and our outlook for our fiscal year 2022 fourth quarter. Many of these forward-looking statements can be identified by use of words such as “may,” “will,” “expect,” “anticipate,” “approximate,” “estimate,” “assume,” “continue,” “model,” “project,” “plan,” “goal,” “preliminary,” and similar words and phrases, although the absence of those words does not necessarily mean that statements are not forward-looking. Our actual results and future financial condition may differ materially from those expressed in any such forward-looking statements as a result of many factors. Such factors include, without limitation:

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our ability to generate proceeds from the sales of Purchase Shares pursuant to the Purchase Agreement to pay down our outstanding obligations under the Credit Facilities, meet the equity proceeds conditions pursuant to the Amended Credit Agreement and operate our business;

•

risks related to the failure to receive the expected gross proceeds from the sale of our shares to BRPC II pursuant to the Purchase Agreement, which we expect will likely force us to file for bankruptcy protection;

•	our continued ability to access our Credit Facilities;

•

our ability to deliver and execute on our turnaround plan, to finalize or fully execute actions and steps that would be probable of mitigating the existence of “substantial doubt” regarding our ability to continue as a going concern, including our ability to establish and profitably maintain the appropriate mix of digital and physical presence in the markets we serve;

•

our potential need to seek additional strategic alternatives, including restructuring or refinancing of our debt, seeking additional debt or equity capital, reducing or delaying our business activities and strategic initiatives, or selling assets, other strategic transactions and/or other measures, including obtaining relief under the U.S. Bankruptcy Code, and the terms, value and timing of any transaction resulting from that process, which we expect will likely force us to file for bankruptcy protection;

•	our ability to increase cash flow to support our operating activities and fund our obligations and working capital needs;

•	challenges related to our relationships with our suppliers, the failure of our suppliers to supply us with the necessary volume and types of products;

•	the impact of cost-savings measures;

•	the impact of strategic changes, including the reaction of customers to such changes;

•	a challenging overall macroeconomic environment and a highly competitive retailing environment;

•	changing consumer preferences, spending habits and demographics;

•	demographics and other macroeconomic factors that may impact the level of spending for the types of merchandise sold by us;

•	our ability to successfully execute our store fleet optimization strategies, including our ability to achieve anticipated cost savings and to not exceed anticipated costs;

•	our ability to execute on any strategic transactions and realize the benefits of any, partnerships, investments or divestitures;

•

disruptions to our information technology systems, including but not limited to security breaches of systems protecting consumer and employee information or other types of cybercrimes or cybersecurity attacks;

•	damage to our reputation in any aspect of our operations;

•	the cost of labor, merchandise, logistical costs and other costs and expenses;

•

potential supply chain disruption due to trade restrictions or otherwise, and other factors such as natural disasters, pandemics, political instability, labor disturbances, product recalls, financial or operational instability of suppliers or carriers, and other items;

•	inflation and the related increases in costs of materials, labor and other costs; inefficient management of relationships and dependencies on third-party service providers;

•	our ability to attract and retain qualified employees in all areas of the organization;

•	volatility in the price of our common stock and its effect, and the effect of other factors, on our capital allocation strategy;

•	changes to statutory, regulatory and other legal requirements or deemed noncompliance with such requirements;

•	changes to accounting rules, regulations and tax laws, or new interpretations of existing accounting standards or tax laws; new, or developments in existing, litigation, claims or assessments; and

•	a failure of our business partners to adhere to appropriate laws, regulations or standards.

Except as required by law, we do not undertake any obligation to update our forward-looking statements. These statements are based on our management’s beliefs and assumptions, which in turn are based on currently available information. These assumptions could prove inaccurate.

Any forward-looking statement we make in this prospectus, any prospectus supplement or elsewhere speaks only as of the date on which we make it. The risks identified above are not exhaustive, and you should be aware that there may be other risks that could adversely affect our business and financial performance. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. In any event, these and other important factors, including those set forth under the caption “Risk Factors” in a prospectus supplement, may cause actual results to differ materially from those indicated by our forward-looking statements. We have no duty, and do not intend, to update or revise the forward-looking statements we make in this prospectus, any prospectus supplement or elsewhere, except as may be required by law. In light of these risks and uncertainties, you should keep in mind that the future events or circumstances described in any forward-looking statement we make in this prospectus, any prospectus supplement or elsewhere might not occur.

PURCHASE AGREEMENT

The following description of the sales of Purchase Shares to BRPC II is a summary of certain material attributes and characteristics, which does not purport to be complete in every detail and is qualified in its entirety by reference to the Purchase Agreement and the Registration Rights Agreement. The following summary uses words and terms which are defined in the Purchase Agreement and the Registration Rights Agreement. For more information regarding the terms of the sales of the Purchase Shares to BRPC II, reference is made to the Purchase Agreement and Registration Rights Agreement.

On March 30, 2023, we entered into the Purchase Agreement and a Registration Rights Agreement with BRPC II. Pursuant to the Purchase Agreement, from and after the Commencement Date subject to the satisfaction of the conditions set forth in the Purchase Agreement, the Company will have the right to sell to BRPC II, up to the Total Commitment of Purchase Shares. See “—Conditions Precedent to Commencement and Each Purchase”. Under the applicable Nasdaq rules, in no event may we issue to BRPC II under the Purchase Agreement more than the Exchange Cap of 111,747,196 shares of our common stock, which number of shares is equal to 19.99% of the shares of our common stock issued and outstanding immediately prior to the execution of the Purchase Agreement, unless (i) we obtain shareholder approval to issue shares of common stock in excess of the Exchange Cap in accordance with applicable Nasdaq rules, or (ii) the average price per share paid by BRPC II for all of the Purchase Shares that we direct BRPC II to purchase from us pursuant to the Purchase Agreement, if any, equals or exceeds $0.32 per share (which price is calculated based on the lower of the official closing price of our common stock on Nasdaq on the trading day immediately preceding the date of the Purchase Agreement and the average official closing price of our common stock on Nasdaq for the five (5) consecutive trading days ending on the Effective Date, as adjusted pursuant to applicable Nasdaq rules). Moreover, we may not issue or sell any shares of common stock to BRPC II under the Purchase Agreement which, when aggregated with all other shares of common stock then beneficially owned by BRPC II and its affiliates (as calculated pursuant to Section 13(d) of the Exchange Act and Rule 13d-3 promulgated thereunder), would result in BRPC II beneficially owning more than 4.99% of the outstanding shares of common stock (the “Beneficial Ownership Cap”). Sales of Purchase Shares pursuant to the Purchase Agreement, and the timing of any sales, are solely at the option of the Company, and the Company is under no obligation to sell any securities to BRPC II under the Purchase Agreement. In accordance with our obligations under the Registration Right Agreement, we have filed this registration statement that includes this prospectus with the SEC to register under the Securities Act the resale by BRPC II of up to                  CEF Shares, including (i) up to                  Purchase Shares that we may, in our sole discretion, direct BRPC II to make from time to time after the date of this prospectus pursuant to the Purchase Agreement, and (ii) the Commitment Shares to be issued in consideration for BRPC II’s commitment to purchase the Purchase Shares.

We do not have the right to commence any sales of Purchase Shares to BRPC II under the Purchase Agreement until the Commencement Date, which is the date on which all of the conditions to BRPC II’s purchase obligations set forth in the Purchase Agreement have been initially satisfied, including that (i) the registration statement that includes this prospectus, be declared effective by the SEC and (ii) we will have issued the Commitment Shares to BRPC II. From and after the Commencement Date, subject to the satisfaction of certain conditions, including having sufficient authorized shares, not being in default under the Amended Credit Agreement, having an effective resale registration statement and our common stock remaining listed on Nasdaq, we will have the right, but not the obligation, from time to time at our sole discretion over the 24-month period commencing on the Commencement, to direct BRPC II to purchase a specified amount of shares of common stock in one or more VWAP Purchases and Intraday VWAP Purchases set forth in the Purchase Agreement, by timely delivering VWAP Purchase Notices and/or Intraday VWAP Purchase Notices to BRPC II on certain trading days we select as Purchase Dates for such purchases in accordance with the terms of the Purchase Agreement, so long as, (i) the closing sale price of the common stock on the trading day immediately prior to such Purchase Date is not less than the Threshold Price and (ii) all Purchase Shares subject to all prior VWAP Purchases and all prior Intraday VWAP Purchases by BRPC II under the Purchase Agreement have been received by BRPC II prior to the time such VWAP Purchase Notice or Intraday VWAP Purchase Notice is delivered by us to BRPC II.

From and after the Commencement Date, subject to satisfaction of certain conditions, we will control the timing and amount of any sales of common stock to BRPC II. Actual sales of shares of our common stock to BRPC II under the Purchase Agreement will depend on a variety of factors, some of which are to be determined by us from time to time, including, among other things, market conditions, the trading price of our common stock, the continued listing of our common stock, the quantity of authorized but unissued and non-reserved shares, and determinations by us as to the appropriate sources of funding for our business and operations and certain equity proceeds requirements pursuant to the Amended Credit Agreement.

Neither we nor BRPC II may assign or transfer any of our respective rights and obligations under the Purchase Agreement or the Registration Rights Agreement, and no provision of the Purchase Agreement or the Registration Rights Agreement may be modified or waived by the parties.

As consideration for BRPC II’s commitment to purchase shares of common stock at our direction upon the terms and subject to the conditions set forth in the Purchase Agreement, we agreed to issue to BRPC II the Commitment Shares.

The Purchase Agreement and the Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. Copies of the agreements have been filed as exhibits to the registration statement of which this prospectus forms a part and are available electronically on the SEC’s website at www.sec.gov. The representations, warranties and covenants contained in such agreements were made only for purposes of such agreements and as of specific dates, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

Purchases of Common Stock Under the Purchase Agreement

VWAP Purchases

From and after the Commencement Date, subject to satisfaction of certain conditions, we will have the right, but not the obligation, from time to time at our sole discretion over the 24-month period commencing on the Commencement, to direct BRPC II to purchase a specified amount of shares of common stock, not to exceed the applicable VWAP Purchase Maximum Amount (as defined in the Purchase Agreement) (such specified number of shares to be purchased by BRPC II in such VWAP Purchase, adjusted to the extent necessary to give effect to the applicable VWAP Purchase Maximum Amount and certain additional limitations set forth in the Purchase Agreement, the “VWAP Purchase Share Amount”), in a VWAP Purchase under the Purchase Agreement, by timely delivering a written Purchase Notice to BRPC II, prior to 9:00 a.m., New York City time, on any trading day we select as the Purchase Date for such VWAP Purchase, so long as:

•

the closing sale price of our common stock on the trading day immediately prior to such Purchase Date is not less than the Threshold Price (subject to adjustment as set forth in the Purchase Agreement); and

•

all shares of common stock subject to all prior VWAP Purchases and prior Intraday VWAP Purchases effected by us under the Purchase Agreement have been received by BRPC II prior to the time we deliver such VWAP Purchase Notice to BRPC II.

The maximum number of shares of common stock that BRPC II is required to purchase in any single VWAP Purchase under the Purchase Agreement may not exceed the VWAP Purchase Maximum Amount applicable to such VWAP Purchase, equal to the lesser of (i)                 , and (ii) the product of (A) the VWAP Purchase Percentage specified by the Company in the applicable VWAP Purchase Notice for such VWAP Purchase, multiplied by (B) the total number (or volume) of shares of common stock traded on Nasdaq (or, if the common stock is then listed on an eligible market, by such eligible market) during the VWAP Purchase Period for such VWAP Purchase for such VWAP Purchase.

The per share purchase price that BRPC II will be required to pay for shares of common stock in a VWAP Purchase effected by us pursuant to the Purchase Agreement, if any, will be equal to the VWAP of our common stock, calculated in accordance with the Purchase Agreement, for the applicable VWAP Purchase Period on the Purchase Date for such VWAP Purchase multiplied by a specified discount. The VWAP Purchase Period for a VWAP Purchase is defined in the Purchase Agreement as the period beginning at the official open of the regular trading session on Nasdaq on such Purchase Date, and ending at the earliest to occur of:

•	3:59 p.m., New York City time, on such Purchase Date or such earlier time publicly announced by the trading market as the official close of the regular trading session on Nasdaq on such Purchase Date;

•

such time that the total aggregate number (or volume) of shares of common stock traded on Nasdaq during such VWAP Purchase Period (calculated in accordance with the Purchase Agreement) reaches the applicable VWAP Purchase Share Volume Maximum for such VWAP Purchase, which will be determined by dividing (a) the applicable VWAP Purchase Share Amount for such VWAP Purchase, by (b) the same percentage we specified in the applicable VWAP Purchase Notice for determining the applicable VWAP Purchase Share Amount for such VWAP Purchase; and

•

if we elect a Limit Order Discontinuation Election in the applicable VWAP Purchase Notice for such VWAP Purchase, such time that the trading price of a share of common stock on Nasdaq during such VWAP Purchase Period (calculated in accordance with the Purchase Agreement) falls below the applicable minimum price threshold.

Under the Purchase Agreement, for purposes of calculating the volume of shares of common stock traded during a VWAP Purchase Period, including for purposes of determining whether the applicable VWAP Purchase Share Volume Maximum for a VWAP Purchase has been reached, for purposes of calculating the VWAP of our common stock for the applicable VWAP Purchase Period, and to the extent that we specify in the applicable VWAP Purchase Notice that the Limit Order Discontinue Election will apply, the following transactions, to the extent they occur during such VWAP Purchase Period, are excluded: (x) the opening or first purchase of common stock at or following the official open of the regular trading session on Nasdaq on the applicable Purchase Date for such VWAP Purchase, (y) the last or closing sale of common stock at or prior to the official close of the regular trading session on Nasdaq on the applicable Purchase Date for such VWAP Purchase, and (z) if we did not elect a Limit Order Discontinue Election in the applicable VWAP Purchase Notice for such VWAP Purchase, all purchases and sales of common stock on Nasdaq during such VWAP Purchase Period at a price per share that is less than the applicable minimum price threshold for such VWAP Purchase.

Intraday VWAP Purchases

In addition to the regular VWAP Purchases described above, from and after the Commencement, we will also have the right, but not the obligation, subject to the continued satisfaction of conditions set forth in the Purchase Agreement, to direct BRPC II to purchase in an Intraday VWAP Purchase under the Purchase Agreement on any trading day, including the same Purchase Date on which a regular VWAP Purchase is effected (if any), a specified amount of common stock, not to exceed the applicable Intraday VWAP Purchase Maximum Amount calculated in accordance with the Purchase Agreement (such specified number of shares to be purchased by BRPC II in such Intraday VWAP Purchase, adjusted to the extent necessary to give effect to the applicable Intraday VWAP Purchase Maximum Amount and certain additional limitations set forth in the Purchase Agreement, the “Intraday VWAP Purchase Share Amount”), by the delivery to BRPC II of an irrevocable written Intraday VWAP Purchase Notice, after 10:00 a.m., New York City time (and after the VWAP Purchase Period for any earlier regular VWAP Purchase effected on the same Purchase Date as such Intraday VWAP Purchase (if any) and the Intraday VWAP Purchase Period for the most recent prior Intraday VWAP Purchase effected on the same Purchase Date as such Intraday VWAP Purchase (if any) have ended), and prior to 3:30 p.m., New York City time, on such Purchase Date, so long as:

•

the closing sale price of our common stock on the trading day immediately prior to such Purchase Date is not less than the Threshold Price (subject to adjustment as set forth in the Purchase Agreement); and

•

all shares of common stock subject to all prior VWAP Purchases and prior Intraday VWAP Purchases effected by us under the Purchase Agreement have been received by BRPC II prior to the time we deliver such Intraday VWAP Purchase Notice to BRPC II.

The maximum number of shares of common stock that BRPC II is required to purchase in any single Intraday VWAP Purchase under the Purchase Agreement may not exceed the Intraday VWAP Purchase Maximum Amount applicable to such Intraday VWAP Purchase, equal to the lesser of (i)                 , and (ii) the product of (A) the Intraday VWAP Purchase Percentage specified by the Company in the applicable Intraday VWAP Purchase Notice for such Intraday VWAP Purchase, multiplied by (B) the total number (or volume) of shares of common stock traded on Nasdaq (or, if the common stock is then listed on an eligible market, by such eligible market) during the Intraday VWAP Purchase Period for such Intraday VWAP Purchase for such Intraday VWAP Purchase.

The per share purchase price that BRPC II will be required to pay for shares of common stock in an Intraday VWAP Purchase effected by us pursuant to the Purchase Agreement, if any, will be calculated in the same manner as in the case of a regular VWAP Purchase, except that the VWAP used to determine the purchase price for shares of common stock to be purchased in an Intraday VWAP Purchase will be equal to the VWAP, calculated in accordance with the Purchase Agreement, for the applicable Intraday VWAP Purchase Period on the Purchase Date for such Intraday VWAP Purchase multiplied by a specified discount. The Intraday VWAP Purchase Period for an Intraday VWAP Purchase is defined in the Purchase Agreement as the period during the regular trading session on Nasdaq on such Purchase Date, after the latest to occur of:

•	such time that the applicable Intraday VWAP Purchase Notice is timely received by BRPC II;

•	such time that the VWAP Purchase Period for any prior regular VWAP Purchase effected on the same Purchase Date (if any) has ended; and

•	such time that the Intraday VWAP Purchase Period for the most recent prior Intraday VWAP Purchase effected on the same Purchase Date (if any) has ended,

and ending at the earliest to occur of:

•	3:59 p.m., New York City time, on such Purchase Date or such earlier time publicly announced by the trading market as the official close of the regular trading session on Nasdaq on such Purchase Date;

•

such time that the total aggregate number (or volume) of shares of common stock traded on Nasdaq during such Intraday VWAP Purchase Period (calculated in accordance with the Purchase Agreement) reaches the applicable Intraday VWAP Purchase Share Volume Maximum for such Intraday VWAP Purchase, which will be determined by dividing (a) the applicable VWAP Purchase Share Amount for such Intraday VWAP Purchase, by (b) the same percentage we specified in the applicable Intraday VWAP Purchase Notice for determining the applicable Intraday VWAP Purchase Share Amount for such Intraday VWAP Purchase); and

•

if we elect a Limit Order Discontinuation Election in the applicable Intraday VWAP Purchase Notice for such Intraday VWAP Purchase, such time that the trading price of a share of common stock on Nasdaq during such Intraday VWAP Purchase Period (calculated in accordance with the Purchase Agreement) falls below the applicable minimum price threshold.

We may, in our sole discretion, timely deliver multiple Intraday VWAP Purchase Notices to BRPC II prior to 3:30 p.m., New York City time, on a single Purchase Date to effect multiple Intraday VWAP Purchases on such same Purchase Date, including the same Purchase Date on which an earlier regular VWAP Purchase was effected by us (as applicable), although we are not required to effect an earlier regular VWAP Purchase on a Purchase Date in order to effect an Intraday VWAP Purchase on such Purchase Date, provided that the VWAP Purchase Period for any such earlier regular VWAP Purchase effected on the same VWAP Purchase Date as such Intraday VWAP Purchase (if any) and the Intraday VWAP Purchase Period for the most recent prior Intraday VWAP Purchase effected on the same Purchase Date as such Intraday VWAP Purchase (if any) have ended prior to 3:30 p.m., New York City time, on such Purchase Date, so long as all shares of common stock subject to all prior VWAP Purchases and all prior Intraday VWAP Purchases effected by us under the Purchase Agreement, including those effected earlier on the same Purchase Date as such Intraday VWAP Purchase, have been received by BRPC II prior to the time we deliver to BRPC II a new Intraday VWAP Purchase Notice to effect an Intraday VWAP Purchase on the same Purchase Date as a regular VWAP Purchase and/or Intraday VWAP Purchase effected by us earlier on such Purchase Date.

The terms and limitations that will apply to each subsequent Intraday VWAP Purchase effected on the same Purchase Date will be the same as those applicable to any earlier regular VWAP Purchase (as applicable) and any earlier Intraday VWAP Purchase effected on the same Purchase Date as such subsequent Intraday VWAP Purchase, and the per share purchase price for the shares of common stock that we elect to sell to BRPC II in each subsequent Intraday VWAP Purchase effected on the same Purchase Date as an earlier regular VWAP Purchase (as applicable) and/or earlier Intraday VWAP Purchase effected on such Purchase Date will be calculated in the same manner as in the case of such earlier regular VWAP Purchase (as applicable) and such earlier Intraday VWAP Purchase(s) effected on the same Purchase Date as such subsequent Intraday VWAP Purchase, with the exception that the Intraday VWAP Purchase Period for each subsequent Intraday VWAP Purchase will begin and end at different times (and may vary in duration) during the regular trading session on such Purchase Date, in each case as determined in accordance with the Purchase Agreement.

In the case of VWAP Purchases and Intraday VWAP Purchases effected by us under the Purchase Agreement, if any, all share and dollar amounts used in determining the purchase price per share of common stock to be purchased by BRPC II in any such VWAP Purchase or Intraday VWAP Purchase (as applicable), or in determining the applicable maximum purchase share amounts or applicable volume or price threshold amounts in connection with any such VWAP Purchase or Intraday VWAP Purchase (as applicable), in each case, other than the Threshold Price and the VWAP Purchase Minimum Price Threshold used for calculating the purchase price discount, will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, stock split, reverse stock split or other similar transaction occurring during any period used to calculate such per share purchase price, maximum purchase share amounts or applicable volume or price threshold amounts.

At or prior to 5:30 p.m., New York City time, on the applicable Purchase Date for a VWAP Purchase and/or Intraday VWAP Purchase, BRPC II will provide us with a written confirmation for such VWAP Purchase and/or Intraday VWAP Purchase, as applicable, setting forth the applicable purchase price (both on a per share basis and the total aggregate purchase price) to be paid by BRPC II for the shares of common stock purchased by BRPC II in such VWAP Purchase and/or Intraday VWAP Purchase, as applicable.

The payment for, against delivery of, shares of common stock purchased by BRPC II in a VWAP Purchase and any Intraday VWAP Purchase under the Purchase Agreement will be fully settled within one trading day immediately following the applicable Purchase Date for such VWAP Purchase and Intraday VWAP Purchase, as set forth in the Purchase Agreement.

Conditions Precedent to Commencement and Each Purchase

BRPC II’s obligation to accept VWAP Purchase Notices and Intraday VWAP Purchase Notices that are timely delivered by us under the Purchase Agreement and to purchase shares of our common stock in VWAP Purchases and Intraday VWAP Purchases under the Purchase Agreement, are subject to (i) the initial satisfaction, at the Commencement, and (ii) the satisfaction, at the applicable “VWAP Purchase Commencement Time” or “Intraday VWAP Purchase Commencement Time” (as such terms are defined in the Purchase Agreement) on the applicable Purchase Date for each VWAP Purchase or Intraday VWAP Purchase, respectively, after the Commencement, of the conditions precedent thereto set forth in the Purchase Agreement, all of which are entirely outside of BRPC II’s control, which conditions include the following:

•	the accuracy in all material respects of the representations and warranties of the Company included in the Purchase Agreement;

•

the Company having performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by the Purchase Agreement to be performed, satisfied or complied with by the Company;

•

the registration statement that includes this prospectus (and any one or more additional registration statements filed with the SEC that include shares of common stock that may be issued and sold by the Company to BRPC II under the Purchase Agreement) having been declared effective under the Securities Act by the SEC, and BRPC II being able to utilize this prospectus (and the prospectus included in any one or more additional registration statements filed with the SEC under the Registration Rights Agreement) to resell all of the shares of common stock included in this prospectus (and included in any such additional prospectuses);

•

the SEC shall not have issued any stop order suspending the effectiveness of the registration statement that includes this prospectus (or any one or more additional registration statements filed with the SEC that include shares of common stock that may be issued and sold by the Company to BRPC II under the Purchase Agreement) or prohibiting or suspending the use of this prospectus (or the prospectus included in any one or more additional registration statements filed with the SEC under the Registration Rights Agreement), and the absence of any suspension of qualification or exemption from qualification of the common stock for offering or sale in any jurisdiction;

•

there shall not have occurred any event and there shall not exist any condition or state of facts, which makes any statement of a material fact made in the registration statement that includes this prospectus (or in any one or more additional registration statements filed with the SEC that include shares of common stock that may be issued and sold by the Company to BRPC II under the Purchase Agreement) untrue or which requires the making of any additions to or changes to the statements contained therein in order to state a material fact required by the Securities Act to be stated therein or necessary in order to make the statements then made therein (in the case of this prospectus or the prospectus included in any one or more additional registration statements filed with the SEC under the Registration Rights Agreement, in the light of the circumstances under which they were made) not misleading;

•

this prospectus, in final form, shall have been filed with the SEC under the Securities Act prior to Commencement, and all reports, schedules, registrations, forms, statements, information and other documents required to have been filed by the Company with the SEC pursuant to the reporting requirements of the Exchange Act shall have been filed with the SEC;

•

trading in the common stock shall not have been suspended by the SEC or Nasdaq, the Company shall not have received any final and non-appealable notice that the listing or quotation of the common stock on Nasdaq shall be terminated on a date certain (unless, prior to such date, the common stock is listed or quoted on any other eligible market, as such term is defined in the Purchase Agreement), and there shall be no suspension of, or restriction on, accepting additional deposits of the common stock, electronic trading or book-entry services by the Depository Trust Company (“DTC”) with respect to the common stock;

•

the Company shall have complied with all applicable federal, state and local governmental laws, rules, regulations and ordinances in connection with the execution, delivery and performance of the Purchase Agreement and the Registration Rights Agreement;

•

the absence of any statute, regulation, order, decree, writ, ruling or injunction by any court or governmental authority of competent jurisdiction which prohibits the consummation of or that would materially modify or delay any of the transactions contemplated by the Purchase Agreement or the Registration Rights Agreement;

•

the absence of any action, suit or proceeding before any arbitrator or any court or governmental authority seeking to restrain, prevent or change the transactions contemplated by the Purchase Agreement or the Registration Rights Agreement, or seeking material damages in connection with such transactions;

•

all of the shares of common stock that may be issued pursuant to the Purchase Agreement shall have been approved for listing or quotation on Nasdaq (or if the common stock is not then listed on Nasdaq, on any eligible market), subject only to notice of issuance;

•	no condition, occurrence, state of facts or event constituting a Material Adverse Effect (as such term is defined in the Purchase Agreement) shall have occurred and be continuing;

•

the absence of any bankruptcy proceeding against the Company commenced by a third party, and the Company shall not have commenced a voluntary bankruptcy proceeding, consented to the entry of an order for relief against it in an involuntary bankruptcy case, consented to the appointment of a custodian of the Company or for all or substantially all of its property in any bankruptcy proceeding, or made a general assignment for the benefit of its creditors;

•

the Company shall have caused the Company’s transfer agent to credit BRPC II or its designee’s account at DTC as DWAC Shares such number of shares of common stock equal to the number of Commitment Shares issued to BRPC II;

•

the Commencement Irrevocable Transfer Agent Instructions shall have been executed by the Company and delivered to acknowledged in writing by the Company’s transfer agent, and the notice of effectiveness relating to the initial registration statement shall have been executed by the Company’s outside counsel and delivered to the Company’s transfer agent, in each case directing such transfer agent to issue to the Investor or its designated Broker-Dealer all of the Commitment Shares, and all of the shares included in the initial registration statement as DWAC Shares in accordance with the Purchase Agreement and the Registration Rights Agreement;

•	the Company shall have executed the Fourth Amendment and it shall be in full force and effect;

•

Neither the Company nor any of its subsidiaries is (i) in Default (as defined in the Fourth Amendment), except for such Defaults that agents and lenders under the Amended Credit Agreement have effectively agreed to forbear enforcement of rights and remedies and the exercise of remedies pursuant thereto and as to which the Amended Credit Agreement remains in full force and effect or (ii) in Default under any other Existing Instrument (as defined in the Purchase Agreement), except for any such Default as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect.

•

the Company shall have reserved out of its authorized and unissued common stock,                  shares of common stock solely for the purpose of issuing Purchase Shares pursuant to VWAP Purchases and Intraday VWAP Purchases that may be effected by the Company, in its sole discretion, from and after the Commencement Date under the Purchase Agreement;

•	the receipt by BRPC II of the legal opinions and negative assurances, and bring-down legal opinions and negative assurances as required under the Purchase Agreement.

•

the receipt by BRPC II of letters from the Company’s accountants, dated the Commencement and addressed to BRPC II, in substantially the form, scope and substance mutually agreed to by the Company and BRPC II at least one (1) trading day prior to the date on which the initial registration statement is first filed with the SEC, (i) confirming that they are independent public accountants with respect to the Company within the meaning of the Securities Act and the Public Company Accounting Oversight Board, and (ii) stating the conclusions and findings of such firm with respect to the audited and unaudited financial statements and certain financial information contained in the registration statement and the prospectus (as supplemented by any prospectus supplement filed with the SEC on or prior to the Commencement), and certain other matters customarily covered by auditor “comfort letters”; and

•

FINRA’s Corporate Financing Department shall have confirmed in writing that it has determined not to raise any objection with respect to the fairness and reasonableness of the terms and arrangements of the transactions contemplated by the Purchase Agreement.

Termination of the Purchase Agreement

Unless earlier terminated as provided in the Purchase Agreement, the Purchase Agreement will terminate automatically on the earliest to occur of:

•	the first day of the month next following the 24-month anniversary of the Commencement Date;

•

the date on which BRPC II shall have purchased from the Company, pursuant to all VWAP Purchases and Intraday VWAP Purchases that have occurred and fully settled, an aggregate number of Purchase Shares for a total aggregate gross purchase price to the Company equal to the Total Commitment;

•	the date on which the common stock shall have failed to be listed or quoted on Nasdaq or any other eligible market for a period of one (1) trading day;

•

the 30th trading day next following the date on which, pursuant to or within the meaning of any Bankruptcy Law (as defined in the Purchase Agreement), the Company commences a voluntary case or any person or entity commences a proceeding against the Company, in each case that is not discharged or dismissed prior to such 30th trading day; and

•

the date on which, pursuant to or within the meaning of any Bankruptcy Law, a Custodian (as defined in the Purchase Agreement) is appointed for the Company or for all or substantially all of its property, or the Company makes a general assignment for the benefit of its creditors.

We have the right to terminate the Purchase Agreement at any time after Commencement, at no cost or penalty, upon ten (10) trading days’ prior written notice to BRPC II. We and BRPC II may also terminate the Purchase Agreement at any time by mutual written consent. In any case, no termination of the Purchase Agreement will be effective during the pendency of any Purchase that has not then fully settled in accordance with the Purchase Agreement.

BRPC II also has the right to terminate the Purchase Agreement upon ten (10) trading days’ prior written notice to us, but only upon the occurrence of certain events, including:

•	the occurrence of a Material Adverse Effect (as such term is defined in the Purchase Agreement);

•	the occurrence of a Fundamental Transaction (as such term defined in the Purchase Agreement) involving our company;

•

the Initial Registration Statement and any New Registration Statement is not filed by the applicable Filing Deadline therefor or declared effective by the Commission by the applicable Effectiveness Deadline (as defined in the Registration Rights Agreement), or if we are in breach or default in any material respect of any of our covenants and agreements in the Purchase Agreement or in the Registration Rights Agreement, and, if such breach or default is capable of being cured, such breach or default is not cured within ten (10) trading days after notice of such breach or default is delivered to us;

•

the effectiveness of the registration statement that includes this prospectus or any additional registration statement we file with the SEC pursuant to the Registration Rights Agreement lapses for any reason (including the issuance of a stop order by the SEC), or this prospectus or the prospectus included in any additional registration statement we file with the SEC pursuant to the Registration Rights Agreement otherwise becomes unavailable to BRPC II for the resale of all of the shares of common stock included therein, and such lapse or unavailability continues for a period of thirty (30) consecutive trading days or for more than an aggregate of ninety (90) trading days in any 365-day period, other than due to acts of BRPC II;

•

trading in the common stock on Nasdaq (or if the common stock is then listed on an eligible market, trading in the common stock on such eligible market) has been suspended for a period of five (5) consecutive trading days; or

•

the Company is in material breach or default of the Purchase Agreement, and, if such breach or default is capable of being cured, such breach or default is not cured within fifteen (15) trading days after notice of such breach or default is delivered to the Company.

No termination of the Purchase Agreement by us or by BRPC II will become effective prior to the fifth (5th) trading day immediately following the date on which any pending VWAP Purchase has been fully settled in accordance with the terms and conditions of the Purchase Agreement, and will not affect any of our respective rights and obligations under the Purchase Agreement with respect to any pending VWAP Purchase, and both we and BRPC II have agreed to complete our respective obligations with respect to any such pending VWAP Purchase under the Purchase Agreement. Furthermore, no termination of the Purchase Agreement will affect the Registration Rights Agreement, which will survive any termination of the Purchase Agreement.

No Short-Selling or Hedging by the Selling Shareholder

BRPC II has agreed that none of BRPC II, its officers, its sole member or any entity managed or controlled by BRPC II or its sole member will engage in or effect, directly or indirectly, for its own account or for the account of any other of such persons or entities, any (i) “short sale” (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of the common stock or (ii) hedging transaction, which establishes a net short position with respect to the common stock, during the term of the Purchase Agreement.

Prohibition of Certain Variable Rate Transactions

Subject to certain specified exceptions in the Purchase Agreement, we are limited in our ability to enter into specified “Variable Rate Transactions” (as such term is defined in the Purchase Agreement) during the term of the Purchase Agreement. Such transactions include, among others, the issuance of convertible securities with a conversion or exercise price that is based upon or varies with the trading price of our common stock after the date of issuance, or our effecting or entering into an agreement to effect an “equity line of credit” or other substantially similar continuous offering with a third party, in which we may offer, issue or sell common stock or any securities exercisable, exchangeable or convertible into common stock at a future determined price.

Effect of Sales of our Common Stock under the Purchase Agreement on our Shareholders

All shares of common stock that may be issued or sold by us to BRPC II under the Purchase Agreement that are being registered under the Securities Act for resale by BRPC II in this offering are expected to be freely tradable. The shares of common stock being registered for resale in this offering may be issued and sold by us to BRPC II from time to time at our discretion over a period of up to 24 months commencing on the Commencement. The resale by BRPC II of a significant amount of shares registered for resale in this offering at any given time, or the perception that these sales may occur, could cause the market price of our common stock to decline and to be highly volatile. Sales of our common stock, if any, to BRPC II under the Purchase Agreement will depend upon market conditions and other factors to be determined by us. We may ultimately decide to sell to BRPC II all, some or none of the Purchase Shares.

If and when we do elect to sell the Purchase Shares, after BRPC II has acquired such shares, BRPC II may resell all, some or none of such shares at any time or from time to time in its discretion and at different prices. As a result, investors who purchase shares from BRPC II in this offering at different times will likely pay different prices for those shares, and so may experience different levels of dilution and in some cases substantial dilution and different outcomes in their investment results. Investors may experience a decline in the value of the shares they purchase from BRPC II in this offering as a result of future sales made by us to BRPC II at prices lower than the prices such investors paid for their shares in this offering. In addition, if we sell a substantial number of shares to BRPC II under the Purchase Agreement, or if investors expect that we will do so, the actual sales of shares or the mere existence of our arrangement with BRPC II may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to affect such sales.

Because the purchase price per share to be paid by BRPC II for the shares of common stock that we may elect to sell to BRPC II under the Purchase Agreement, if any, will fluctuate based on the market prices of our common stock during the applicable VWAP Purchase Period for each VWAP Purchase made pursuant to the Purchase Agreement, if any, as of the date of this prospectus it is not possible for us to predict the number of shares of common stock that we will sell to BRPC II under the Purchase Agreement, the actual purchase price per share to be paid by BRPC II for those shares, or the actual gross proceeds to be raised by us from those sales, if any. As of April 10, 2023, there were 558,735,983 shares of our common stock outstanding. Although the Purchase Agreement provides that we may sell up to an aggregate of the Total Commitment of shares of our common stock to BRPC II, only                  shares of our common stock representing the maximum number of shares of common stock we may issue and sell under the Purchase Agreement under the Exchange Cap limitation and inclusive of (i) the Commitment Shares, as consideration for BRPC II’s irrevocable commitment to purchase the Purchase Shares at our election and in our sole discretion, from time to time after the date of this prospectus, upon the terms and subject to the satisfaction of the conditions set forth in the Purchase Agreement are being registered for resale under the registration statement that includes this prospectus. If all of the 111,747,196 shares offered for resale by BRPC II pursuant to the Purchase Agreement were issued and outstanding as of April 10, 2023, such shares would represent approximately 19.9% of the total number of shares of our common stock outstanding as of April 10, 2023.

In order for us to issue and sell to BRPC II under the Purchase Agreement more shares than are being registered for resale under this prospectus in order to receive aggregate gross proceeds of up to $1.0 billion under the Purchase Agreement, we must first (i) obtain shareholder approval to issue shares of common stock in excess of the Exchange Cap under the Purchase Agreement in accordance with applicable Nasdaq rules and file with the SEC one or more additional registration statements to register under the Securities Act the resale by BRPC II of any such additional shares of our common stock we wish to sell from time to time under the Purchase Agreement, which the SEC must declare effective, in each case before we may elect to sell any additional shares of our common stock to BRPC II under the Purchase Agreement. The number of shares of our common stock ultimately offered for sale by BRPC II is dependent upon the number of shares of common stock, if any, we ultimately sell to BRPC II under the Purchase Agreement.

The issuance of our common stock to BRPC II pursuant to the Purchase Agreement will not affect the rights or privileges of our existing shareholders, except that the economic and voting interests of each of our existing shareholders will be diluted. Although the number of shares of our common stock that our existing shareholders own will not decrease, the shares of our common stock owned by our existing shareholders will represent a smaller percentage of our total outstanding shares of our common stock after any such issuance.

The following table sets forth the amount of gross proceeds we would receive from BRPC II from our sale of shares of common stock to BRPC II under the Purchase Agreement at varying purchase prices:

Assumed Average Purchase Price Per Share(3)	Number of Registered Shares to be Issued if Full Purchase(1)	Percentage of Outstanding Shares After Giving Effect to the Issuance to the Selling Shareholder(2)	Gross Proceeds from the Sale of Shares to the Selling Shareholder Under the Purchase Agreement
$		%	$
$		%	$
$		%	$
$		%	$
$		%	$
$		%	$
$		%	$

(1)

Excludes the                  Commitment Shares that upon our execution of the Purchase Agreement, we agreed to issue to BRPC II (y) immediately following the Reverse Stock Split or (z) if no such Reverse Stock Split occurs, immediately prior to the Commencement. Although the Purchase Agreement provides that we may sell up to $1 billion of our common stock to BRPC II, we are only registering                  shares under the

registration statement that includes this prospectus, which may or may not cover all of the shares we ultimately sell to BRPC II under the Purchase Agreement. We will not issue more than an aggregate of 111,747,196 shares of our common stock (the Exchange Cap), unless otherwise approved by our shareholder or if the average price of shares of our common stock sold under the Purchase Agreement equals or exceeds $ . The number of shares to be issued as set forth in this column (i) gives effect to the Exchange Cap and (ii) is without regard for the Beneficial Ownership Cap. The assumed average purchase prices are solely for illustration and are not intended to be estimates or predictions of future stock performance.
(2)

The denominator is based on                  shares outstanding as of                 , 2023 (which (i) includes the Commitment Shares we agreed to issue to BRPC II a number of shares of common stock equal to 0.25% of the Total Commitment, divided by the VWAP during the 5 consecutive trading days (y) immediately following Reverse Stock Split or (z) if no such Reverse Stock Split occurs, immediately prior to the Commencement, adjusted to include the issuance of the number of shares set forth in the second column that we would have sold to BRPC II, assuming the average purchase price in the first column. The numerator is based on the number of shares of common stock set forth in the second column.

(3)	The closing sale price of our common stock on Nasdaq on , 2023.

USE OF PROCEEDS

This prospectus relates to shares of our common stock that may be offered and sold from time to time by the selling shareholder. All of the common stock offered by the selling shareholder pursuant to this prospectus will be sold by the selling shareholder for its own account. We will not receive any of the proceeds from these sales. We will receive under the Purchase Agreement from any sales we make to BRPC II pursuant to the Purchase Agreement.

However, even if the shareholders approved the Reverse Split Proposal and the Reverse Stock Split was effectuated, we would not have sufficient authorized capital to issue the Total Commitment under the Purchase Agreement unless the market price of our common stock increased significantly. See “Risk Factors—Risks Related to the Purchase Agreement—In order to generate the Total Commitment under the Purchase Agreement, the market price of our common stock would need to increase significantly.”

The amount of proceeds we will receive from sales of our common stock to BRPC II, if any, will depend upon the actual number of shares of our common stock sold and the price at which such shares are sold. Because there is no minimum offering amount required as a condition to close this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time.

We expect to use the net proceeds, after deducting BRPC II’s commissions and our offering expenses, that we receive from the sale of shares of our common stock to BRPC II, if any, to repay outstanding revolving loans under the ABL Facility in accordance with the Amended Credit Agreement. Under the Amended Credit Agreement, we are required to apply all net cash proceeds received from the sale of our common stock to BRPC II to repay outstanding revolving loans under the ABL Facility or to cash collateralize any outstanding letters of credit. Outstanding revolving loans repaid using net proceeds of sales of common stock to BRPC II may be reborrowed, subject to availability under the ABL Facility, and we expect to use those borrowings for general corporate purposes, including, but not limited to, rebalancing the Company’s inventory assortment and increasing the Company’s inventory levels.

MARKET INFORMATION FOR SECURITIES AND DIVIDEND POLICY

Market Information

Our shares of common stock trade on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “BBBY.” On April 10, 2023, there were 2,363 holders of record of our common stock.

Market Price

On April 10, 2023, the last sales price of our common stock as reported on the Nasdaq was $0.296 per share.

Dividend Policy

During fiscal year 2016, the Company’s Board of Directors authorized a quarterly dividend program. In March 2020, the Company suspended its future quarterly declarations of cash dividends as a result of the COVID-19 pandemic. During fiscal years 2021, 2020, and 2019, total cash dividends of $0.7 million, $23.1 million, and $85.5 million, respectively, were paid. Any future quarterly cash dividend payments on our common stock will be subject to the determination by the Board of Directors, based on an evaluation of the Company’s earnings, financial condition and requirements, business conditions and other factors, including the restrictions on the payment of dividends contained in the Amended Credit Agreement which limits the payment of dividends to the issuance of additional shares of common stock or preferred stock, as applicable.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this Prospectus on Form S-1. This section, as well as other parts of this Form S-1, contain forward-looking statements, such as the Company’s plans, estimates and expectations, that involve risks and uncertainties. The Company’s actual results or other events could differ materially from those discussed in or implied by these forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those discussed above in “Risk Factors” and in “Cautionary Note Regarding Forward-Looking Statements”.

Overview

We are an omni-channel retailer that makes it easy for our customers to feel at home. We sell a wide assortment of merchandise in the Home and Baby markets and operate under the names Bed Bath & Beyond and buybuy BABY.

We offer a broad assortment of national brands and an assortment of proprietary Owned Brand merchandise in key destination categories including bedding, bath, kitchen food prep, home organization, indoor décor, baby and personal care.

We operate a robust omni-channel platform consisting of various websites and applications and physical retail stores. Our e-commerce platforms include bedbathandbeyond.com and buybuybaby.com. We operate Bed Bath & Beyond and buybuy BABY stores.

Across our banners, we carry a wide variety of domestics and home furnishings merchandise. Domestics merchandise includes categories such as bed linens and related items, bath items and kitchen textiles. Home furnishings include categories such as kitchen and tabletop items, fine tabletop, basic housewares, general home furnishings (including furniture and wall décor), consumables and certain juvenile products.

We are driving a digital-first, omni-always growth strategy and optimizing our digital and physical store channels to provide our customers with a seamless omni-channel shopping experience. Digital purchases, including web and mobile, can be shipped to a customer from our distribution facilities, directly from vendors, or from a store. Store purchases are primarily fulfilled from that store’s inventory or may also be shipped to a customer from one of our distribution facilities, from a vendor, or from another store. Customers can also choose to pick up orders using our BOPIS and contactless Curbside Pickup services, as well as return online purchases to a store, or have an order delivered through one of our same day delivery partners.

Results of Operations

Net Sales

Comparison of the Three and Nine Months Ended November 26, 2022 and November 27, 2021

	Three Months Ended				Nine Months Ended
(in millions)	November 26, 2022	November 27, 2021	Change		November 26, 2022	November 27, 2021	Change
Net sales	$1,259.1	$1,877.9	$(618.8)	(33.0)%	$4,159.5	$5,816.4	$(1,656.9)	(28.5)%

Net sales for the three months ended November 26, 2022 were $1.259 billion, a decrease of $618.8 million, or approximately 33.0%, compared with net sales of $1.878 billion for the three months ended November 27, 2021. Net sales for the nine months ended November 26, 2022 were $4.160 billion, a decrease of $1.657 billion, or approximately 28.5%, compared with net sales of $5.816 billion for the nine months ended November 27,

2021. The decrease in net sales for the three and nine months ended November 26, 2022 was predominantly due to the decrease in Comparable Sales driven by lower customer traffic and conversion, in part due to consumer spending patterns and demand, a lack of inventory availability and assortment in key product areas, specifically within the Company’s Owned Brands and national brands product mix.

Sales consummated on a mobile device while physically in a store location and BOPIS orders are recorded as customer facing digital channel sales. Customer orders taken in-store by an associate through The Beyond Store, our proprietary, web-based platform, are recorded as in-store sales. Prior to implementation of BOPIS and contactless Curbside Pickup services, customer orders reserved online and picked up in a store were recorded as in-store sales. Sales originally consummated from customer facing digital channels and subsequently returned in-store are recorded as a reduction of in-store sales. Net sales consummated through digital channels represented approximately 33.0% and 37.0% of our sales for the three and nine months ended November 26, 2022, respectively, compared with approximately 35.1% and 35.8% of our sales for the three and nine months ended November 27, 2021, respectively.

Comparable Sales* for the three and nine months ended November 26, 2022 decreased by approximately 32.0% and 27.0%, respectively. Management attributes a portion of this decline to the impact of lower traffic due to macro-economic factors, such as steep inflation, and fluctuations in purchasing patterns of the consumer. Also contributing to the comparable sales decline was the lack of inventory availability and assortment in key product areas, due to vendor constraints and credit line decreases. Comparable Sales the three months ended November 27, 2021 decreased by approximately 7.0%. For the nine months ended November 27, 2021, Comparable Sales was not a meaningful metric as a result of the impact of the extended closure of the majority of our stores during a portion of the comparable period in fiscal 2020 due to the COVID-19 pandemic.

*

Comparable Sales normally includes sales consummated through all retail channels that have been operating for twelve full months following the opening period (typically six to eight weeks), excluding the impact of store fleet optimization program. We are an omni-channel retailer with capabilities that allow a customer to use more than one channel when making a purchase, including in-store, online, with a mobile device or through a customer contact center, and have it fulfilled, in most cases, either through in-store customer pickup or by direct shipment to the customer from one of our distribution facilities, stores or vendors.

Sales of domestics merchandise and home furnishings accounted for approximately 36.0% and 64.0% of net sales, respectively, for the three months ended November 26, 2022, and approximately 37.6% and 62.4% of net sales, respectively, for the three months ended November 27, 2021. Sales of domestics merchandise and home furnishings accounted for approximately 36.4% and 63.6% of net sales, respectively, for the nine months ended November 26, 2022, and approximately 38.4% and 61.6% of net sales, respectively, for the nine months ended November 27, 2021.

Comparison of the Fiscal Years Ended February 26, 2022, February 27, 2021 and February 29, 2020

	Fiscal Year Ended			Change from Prior Year
(in millions)	February 26, 2022	February 27, 2021	February 29, 2020	February 26, 2022		February 27, 2021
Net sales	$7,867.8	$9,233.0	$11,158.6	$(1,365.2)	(14.8)%	$(1,925.6)	(17.3)%
Sales from divested banners	—	1,290.1	2,151.1	(1,290.1)	(100.0)%	(861.0)	(40.0)%

Excluding the impact of the divestitures described above, which represented net sales of $1.290 billion for Fiscal 2020, net sales for our four core banners for Fiscal 2021 decreased by approximately 1% compared with Fiscal 2020, as net sales improvements in the first half of Fiscal 2021, including due to the impact of the COVID-19 pandemic in the first quarter of 2020, were offset by the impact of traffic declines and the supply chain disruptions in the second half of the year. Store closures as part of our store fleet optimization program also contributed to the decline in sales from Fiscal 2020 to Fiscal 2021.

The decrease in net sales for Fiscal 2020 was primarily due to the impact of the COVID-19 pandemic during the first quarter of Fiscal 2020, as well as the impact of our transformation initiatives, primarily our store fleet optimization program and the business divestitures described above (see Business Transformation and Restructuring).

During Fiscal 2021, Fiscal 2020 and Fiscal 2019, net sales consummated through digital channels represented approximately 37%, 38% and 17%, respectively, of our sales. Sales consummated on a mobile device while physically in a store location and BOPIS orders are recorded as customer facing digital channel sales. Customer orders taken in-store by an associate through The Beyond Store, our proprietary, web-based platform, are recorded as in-store sales. Prior to implementation of BOPIS and contactless Curbside Pickup services, customer orders reserved online and picked up in a store were recorded as in-store sales. Sales originally consummated from customer facing digital channels and subsequently returned in-store are recorded as a reduction of in-store sales.

As a result of the extended closure of the majority of our stores in the first quarter and in June of Fiscal 2020 due to the COVID-19 pandemic and our policy of excluding extended store closures from our comparable sales calculation, we believe that comparable sales* was not a meaningful metric for the first quarter of Fiscal 2020 as well as for the month of June in Fiscal 2020 and, therefore, are not a meaningful metric for Fiscal 2021 and Fiscal 2020.

*

Comparable sales normally include sales consummated through all retail channels that have been operating for twelve full months following the opening period (typically six to eight weeks), excluding the impact of store fleet optimization program. We are an omni-channel retailer with capabilities that allow a customer to use more than one channel when making a purchase, including in-store, online, with a mobile device or through a customer contact center, and have it fulfilled, in most cases, either through in-store customer pickup or by direct shipment to the customer from one of our distribution facilities, stores or vendors.

Our comparable sales metric considers sales consummated through all retail channels—in-store, online, with a mobile device or through a customer contact center. Our omni-channel environment allows our customers to use more than one channel when making a purchase. We believe in an integrated and seamless customer experience. A few examples are: a customer may be assisted by an in-store associate to create a wedding or baby registry, while the guests may ultimately purchase a gift from our websites; or a customer may research a particular item, and read other customer reviews on our websites before visiting a store to consummate the actual purchase; or a customer may buy an item online for in-store or curbside pickup; or while in a store, a customer may make the purchase on a mobile device for in home delivery from either a distribution facility, a store or directly from a vendor. In addition, we accept returns in-store without regard to the channel in which the purchase was consummated, therefore resulting in reducing store sales by sales originally consummated through customer facing digital channels. As our retail operations are integrated and we cannot reasonably track the channel in which the ultimate sale is initiated, we can however, provide directional information on where the sale was consummated.

Sales of domestics merchandise accounted for approximately 37.4%, 34.7%, and 35.2%, of net sales in Fiscal 2021, 2020 and 2019, respectively. Sales of home furnishings accounted for approximately 62.6%, 65.3% and 64.8% of net sales, respectively, for Fiscal 2021, 2020, and 2019.

Gross Profit

Comparison of the Three and Nine Months Ended November 26, 2022 and November 27, 2021

	Three Months Ended				Nine Months Ended
(in millions)	November 26, 2022	November 27, 2021	Change		November 26, 2022	November 27, 2021	Change
Gross profit	$278.8	$668.9	$(390.1)	(58.3)%	$1,026.4	$1,903.7	$(877.3)	(46.1)%
Gross margin	22.1%	35.6%	(13.5)%	(37.9)%	24.7%	32.7%	(8.0)%	(24.5)%

Gross profit for the three months ended November 26, 2022 was $278.8 million, or 22.1% of net sales, compared with $668.9 million, or 35.6% of net sales, for the three months ended November 27, 2021. Gross profit for the nine months ended November 26, 2022 was $1.026 billion, or 24.7% of net sales, compared with $1.904 billion, or 32.7% of net sales, for the nine months ended November 27, 2021. Gross profit margin as a percentage of net sales for the three months ended November 26, 2022 includes the unfavorable impact of the acceleration of inventory clearance activity resulting from actions taken to rebalance Owned Brands inventory levels in response to consumer preference as well as higher promotional activity.

Gross profit margin as a percentage of net sales for the nine months ended November 26, 2022 includes $91.6 million associated with the unfavorable impact of the acceleration of inventory clearance activity resulting from actions taken to rebalance Owned Brands inventory levels in response to consumer preference as well as higher promotional activity.

Gross profit for the three and nine months ended November 26, 2022 also includes higher freight expenses, both for inbound product shipments and direct-to-customer fulfillment.

Comparison of the Fiscal Years Ended February 26, 2022, February 27, 2021 and February 29, 2020

	Fiscal Year Ended			Change from Prior Year
(in millions)	February 26, 2022	February 27, 2021	February 29, 2020	February 26, 2022		February 27, 2021
Gross profit	$2,483.5	$3,118.1	$3,541.7	$(634.6)	(20.4)%	$(423.6)	(12.0)%
Gross profit percentage	31.6%	33.8%	31.7%	(2.2)%	(6.5)%	2.1%	6.6%

Gross profit in Fiscal 2021 was negatively impacted by markdown activity associated with inventory being removed from our assortment in connection with the launches of new Owned Brands and, to a lesser extent, the redefinition of certain existing Owned Brands, as well as markdown activity associated with store closures as part of our store fleet optimization program. Gross profit for Fiscal 2021 included the impact of charges of $137.2 million for these higher markdowns on inventory sold, as well as an adjustment to reduce the cost of inventory on hand to be removed from the product assortment as part of these initiatives to its estimated realizable value. In addition, higher freight expenses, both for inbound product shipments and direct-to-customer fulfillment and in part due to industry wide, global supply chain challenges, negatively impacted gross margin in Fiscal 2021 compared with Fiscal 2020, which offset the favorable impact of a shift in product assortment toward new Owned Brands and a more normalized mix of digital sales.

The increase in the gross margin between Fiscal 2020 and Fiscal 2019 was primarily attributable to a shift in product mix and the leverage of distribution and fulfillment costs, partially offset by the impact of channel mix, including higher net-direct-to-customer shipping expense. In addition, our gross margin for Fiscal 2020 included the impact of a net benefit of $20.2 million from the reduction of incremental markdown reserves taken in Fiscal 2019, partially offset by restructuring and transformation initiatives.

Selling, General and Administrative Expenses

Comparison of the Three and Nine Months Ended November 26, 2022 and November 27, 2021

	Three Months Ended				Nine Months Ended
(in millions)	November 26, 2022	November 27, 2021	Change		November 26, 2022	November 27, 2021	Change
Selling, general and administrative expenses (“SG&A”)	$583.6	$698.0	$(114.4)	(16.4)%	$1,856.0	$2,009.7	$(153.7)	(7.6)%
SG&A as a percentage of net sales	46.4%	37.2%	9.2%	24.7%	44.6%	34.6%	10.0%	28.9%

SG&A for the three months ended November 26, 2022 was $583.6 million, or 46.4% of net sales, compared with $698.0 million, or 37.2% of net sales, for the three months ended November 27, 2021. SG&A for the nine months ended November 26, 2022 was $1.856 billion, or 44.6% of net sales, compared with $2.010 billion, or 34.6% of net sales, for the nine months ended November 27, 2021. The decrease in SG&A for the three months ended November 26, 2022 compared with the three months ended November 27, 2021 was primarily attributable to the Company’s cost reduction initiatives, primarily a decrease in payroll and payroll-related expenses of approximately $66.7 million (primarily salaries), a decline of approximately $19.9 million in rent and occupancy expenses driven by a lower store base as a result of the Company’s real estate and store fleet optimization initiatives as well as cost reductions in marketing spend of approximately $15.7 million.

The decrease in SG&A for the nine months ended November 26, 2022 compared with the nine months ended November 27, 2021 was primarily attributable to the Company’s cost reduction initiatives, primarily a decrease in payroll and payroll-related expenses of approximately $132.0 million (primarily salaries) and a decline of approximately $18.3 million in rent and occupancy expenses driven by a lower store base as a result of the Company’s real estate and store fleet optimization initiatives.

The increase in SG&A as a percentage of net sales for the three and nine months ended November 26, 2022 was primarily due to the impact of de-leveraging of SG&A due to the declines in net sales noted above.

Comparison of the Fiscal Years Ended February 26, 2022, February 27, 2021 and February 29, 2020

	Fiscal Year Ended			Change from Prior Year
(in millions)	February 26, 2022	February 27, 2021	February 29, 2020	February 26, 2022		February 27, 2021
Selling, general and administrative expenses	$2,692.3	$3,224.4	$3,732.5	$(532.1)	(16.5)%	$(508.1)	(13.6)%
As a percentage of net sales	34.2%	34.9%	33.4%	(0.7)%	(2.0)%	1.5%	4.5%

The decrease in SG&A expenses for Fiscal 2021 was primarily attributable to cost reductions resulting from our transformation initiatives, including reductions in corporate overhead, divestitures of non-core assets and lower rent and occupancy expenses as a result of our store fleet optimization program. The decrease in SG&A expenses as a percentage of net sales for Fiscal 2021 was also largely due to the factors above, as well as the de-leveraging effect caused by sales declines in Fiscal 2020 as a result of the COVID-19 pandemic.

For Fiscal 2020, the increase was primarily attributable to increases in fixed costs such as rent and occupancy and depreciation, and consulting costs related to our strategic initiatives, partially offset by decreases in payroll and payroll-related expenses and advertising.

In addition, during Fiscal 2021 and Fiscal 2020, we recorded credits of approximately $7.8 million and $33.3 million, respectively, as an offset to SG&A expenses as a result of the employee retention credits made available under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) for U.S. employees and under the Canada Emergency Wage Subsidy for Canadian employees.

Goodwill and Other Impairments

Comparison of the Three and Nine Months Ended November 26, 2022 and November 27, 2021

Impairments for the three and nine months ended November 26, 2022 were $100.7 million and $182.9 million, respectively, compared with $1.8 million and $18.5 million, respectively, during the comparable periods last year. Impairment charges for the three months ended November 26, 2022 and November 27, 2021 included $100.7 million and $1.6 million, respectively, relating to certain store-level assets (including leasehold improvements and operating lease assets) and tradename impairments of $0.2 million for three months ended

November 27, 2021. There were no tradename impairment charges for three months ended November 26, 2022. Impairment charges for the nine months ended November 26, 2022 and November 27, 2021 included $180.0 million and $15.6 million, respectively, relating to certain store-level assets (including leasehold improvements and operating lease assets) and tradename impairments of $2.9 million and $2.9 million, respectively.

Comparison of the Fiscal Years Ended February 26, 2022, February 27, 2021 and February 29, 2020

Goodwill and other impairments were $36.5 million for Fiscal 2021, $127.3 million in Fiscal 2020 and $509.2 million in Fiscal 2019. For Fiscal 2021, impairment charges included $30.8 million related to certain store-level assets (including leasehold improvements and operating lease assets) and tradename impairments of $5.7 million. For Fiscal 2020, impairment charges included $92.9 million related to certain store-level assets (including leasehold improvements and operating lease assets) and tradename impairments of $35.1 million. For Fiscal 2019, impairment charges included goodwill impairments of $391.1 million (primarily as the result of a sustained decline in our market capitalization), tradename impairments of $41.8 million, long-lived assets impairments of $75.1 million and other impairments of $1.2 million.

Restructuring and Transformation Initiative Expenses

Comparison of the Three and Nine Months Ended November 26, 2022 and November 27, 2021

The Company recorded $54.1 million and $131.4 million in its consolidated statements of operations for the three and nine months ended November 26, 2022, respectively, for costs associated with restructuring and other transformation initiatives, of which approximately $8.6 million and $7.4 million is included in cost of sales for the three and nine months ended November 26, 2022, respectively. In addition, for the three and nine months ended November 26, 2022, approximately $45.5 million and $123.8 million, respectively, was recorded in restructuring and transformation initiative expenses in the consolidated statements of operations, which included approximately $7.9 million and $42.9 million, respectively, of severance costs related to workforce reduction, store closures and leadership changes. The Company also recorded approximately $11.5 million and $18.3 million, respectively, for lease related and other costs, including in connection with store closures, and approximately $26.1 million and $62.6 million, respectively, of costs for other transformation initiatives for the three and nine months ended November 26, 2022.

As part of the Company’s ongoing business transformation, on August 31, 2022, the Company announced the planned closure of approximately 150 lower-producing Bed Bath & Beyond banner stores as part of its real estate and store fleet optimization. During the three months ended November 26, 2022, the Company closed 6 Bed Bath & Beyond stores and recorded $3.9 million of severance costs and $1.4 million of lease-related and other costs associated with planned store closures for which the store closing process has commenced, in restructuring and transformation initiative expenses in the consolidated statements of operations and included above. The Company also recorded $8.6 million within cost of sales, as discussed above, related to the store closures. At this point, the Company is unable to reasonably estimate the amount or range of amounts expected to be incurred for future store closures in connection with these restructuring activities, both with respect to each major type of cost associated therewith and with respect to the total cost or estimated range of total cost.

Comparison of the Fiscal Years Ended February 26, 2022, February 27, 2021 and February 29, 2020

During Fiscal 2021 and Fiscal 2020, we recorded charges of $144.0 million and $102.2 million, respectively, in connection with our restructuring and transformation initiatives. In Fiscal 2021, these charges were primarily for costs associated with the store fleet optimization program described above, including for the termination of facility leases, as well as technology transformation and business strategy and operating model transformation programs across core functions, including merchandising, supply chain and finance. In Fiscal 2020, these costs primarily related to severance costs recorded in connection with our workforce reduction and store fleet optimization programs as well as other restructuring activities (see “Restructuring and Transformation Activities,” Note 3 to the accompanying consolidated financial statements).

Loss on Sale of Businesses

Comparison of the Three and Nine Months Ended November 26, 2022 and November 27, 2021

During the three and nine months ended November 27, 2021, we recognized a loss of approximately $14.1 million and $18.2 million, respectively, primarily related to a $13.5 million charge associated with the fiscal 2021 settlement of the Christmas Tree Shops (“CTS”) pension plan, as well as certain working capital and other adjustments related to the divestiture of certain banners in fiscal 2020.

Comparison of the Fiscal Years Ended February 26, 2022, February 27, 2021 and February 29, 2020

During Fiscal 2021, we recognized approximately $18.2 million in loss on sale of businesses in the consolidated statement of operations, primarily related to a $13.5 million charge associated with the Fiscal 2021 settlement of the CTS pension plan (see “Assets Held for Sale and Divestitures,” Note 16 to the accompanying consolidated financial statements), as well as certain working capital and other adjustments related to the Fiscal 2020 divestitures. During Fiscal 2020, we recognized a loss of approximately $1.1 million on the sale of businesses related to these divestitures discussed above (see Business Transformation and Restructuring).

Operating Loss

Comparison of the Three and Nine Months Ended November 26, 2022 and November 27, 2021

	Three Months Ended				Nine Months Ended
(in millions)	November 26, 2022	November 27, 2021	Change		November 26, 2022	November 27, 2021	Change
Operating Loss	$(450.9)	$(86.1)	$(364.8)	423.7%	$(1,136.3)	$(242.1)	$(894.2)	369.4%
As a percentage of net sales	(35.8)%	(4.6)%	(31.2)%	678.3%	(27.3)%	(4.2)%	(23.1)%	550.0%

For the three months ended November 26, 2022, operating loss was $450.9 million, or 35.8% of net sales, compared with an operating loss of $86.1 million, or 4.6% of net sales, for the three months ended November 27, 2021. Operating loss for the three months ended November 26, 2022 included the unfavorable impact of the acceleration of inventory clearance activity resulting from actions taken to rebalance Owned Brands inventory levels in response to consumer preference as well as higher promotional activity, $45.5 million associated with restructuring and other transformation initiatives, and $100.7 million for non-cash impairment charges (each as discussed above or below). The change in operating loss as a percentage of net sales for three months ended November 26, 2022 was primarily due to the decline in gross margin, as discussed above, as well as higher impairment charges compared to the three months ended November 27, 2021.

For the nine months ended November 26, 2022, operating loss was $1.136 billion, or 27.3% of net sales, compared with an operating loss of $242.1 million, or 4.2% of net sales, for the nine months ended November 27, 2021. Operating loss for the nine months ended November 26, 2022 included $91.6 million associated with the unfavorable impact of the acceleration of inventory clearance activity resulting from actions taken to rebalance Owned Brands inventory levels in response to consumer preference as well as higher promotional activity, $123.8 million associated with restructuring and other transformation initiatives, and $182.9 million for non-cash impairment charges (each as discussed above). The change in operating loss as a percentage of net sales for nine months ended November 26, 2022 was primarily due to the decline in gross margin, as discussed above, as well as higher restructuring and transformation initiative expenses and higher impairment charges compared to the nine months ended November 27, 2021.

Comparison of the Fiscal Years Ended February 26, 2022, February 27, 2021 and February 29, 2020

	Fiscal Year Ended			Change from Prior Year
(in millions)	February 26, 2022	February 27, 2021	February 29, 2020	February 26, 2022		February 27, 2021
Operating Loss	$(407.6)	$(336.9)	$(700.1)	$(70.7)	21.0%	$363.2	(51.9)%
As a percentage of net sales	(5.2)%	(3.6)%	(6.3)%	(1.6)%	44.4%	2.7%	(42.9)%

Operating loss for Fiscal 2021 included the impact of pre-tax charges of $137.2 million included in gross profit primarily associated with the transition of our product assortment to Owned Brands and, to a lesser extent, our store fleet optimization program, as well as $144.0 million associated with restructuring and other transformation initiatives, $36.5 million for non-cash impairments and $18.2 million for loss on sale of business (each as described above). The change in operating loss as a percentage of net sales between Fiscal 2021 and 2020 was primarily due to the decline in gross margin, as discussed above, as well as higher restructuring and transformation expenses in Fiscal 2021 compared to Fiscal 2020.

The favorable change in operating loss as a percentage of net sales between Fiscal 2020 and Fiscal 2019 was primarily due to an increase in the gross margin, lower goodwill and other impairments compared to the prior year period, partially offset by increased SG&A expenses and restructuring and transformation initiative expenses as well as the impact of reductions of net sales, which reflected the impact of the temporary nationwide closure of the majority of our stores due to COVID-19, nearly all of which reopened as of July 2020, and of the divestitures discussed above (see Business Transformation and Restructuring).

Interest Expense, net

Comparison of the Three and Nine Months Ended November 26, 2022 and November 27, 2021

Interest expense, net for the three and nine months ended November 26, 2022 was $33.5 million and $68.6 million, respectively, compared with $15.8 million and $47.9 million, respectively, for the three and nine months ended November 27, 2021. For the three and nine months ended November 26, 2022, the increase in interest expense, net was primarily driven by an increase in borrowings and higher interest rates against our ABL and FILO facilities and finance lease liabilities.

Comparison of the Fiscal Years Ended February 26, 2022, February 27, 2021 and February 29, 2020

Interest expense, net was $64.7 million, $76.9 million, and $64.8 million in Fiscal 2021, 2020, and 2019, respectively. The decrease in Fiscal 2021 interest expense, net was primarily driven by decreased interest costs attributable to our revolving credit facilities and the impact of the repurchase of a portion of our senior unsecured notes in Fiscal 2020. For Fiscal 2020, the increase in interest expense, net was primarily driven by lower interest income on investments and increased interest costs attributable to our revolving credit facilities, primarily relating to the ABL Facility entered into in Fiscal 2020, partially offset by lower interest costs for our senior unsecured notes, primarily related to the repurchase of a portion of the senior unsecured notes in August 2020. For Fiscal 2019, interest expense, net primarily related to interest on the senior unsecured notes issued in July 2014.

(Gain) Loss on Extinguishment of Debt

Comparison of the Three and Nine Months Ended November 26, 2022 and November 27, 2021

Gain on extinguishment of debt for the three and nine months ended November 26, 2022 of $94.4 million related to the gain of approximately $102.8 million recorded for the privately negotiated exchange offers completed in November 2022, partially offset by third-party costs of approximately $8.0 million incurred with the Exchange Offers and $0.4 million of unamortized debt financing costs written-off related to the extinguished notes. Loss on extinguishment of debt for the nine months ended November 27, 2021 of $0.4 million related to partial repayment of senior unsecured notes. We did not record a gain or loss on extinguishment during the three months ended November 27, 2021.

Comparison of the Fiscal Years Ended February 26, 2022, February 27, 2021 and February 29, 2020

During Fiscal 2021, we recorded a $0.4 million loss on the partial repayment of senior unsecured notes. During Fiscal 2020, we recorded a $77 million gain on the repurchase of $75 million principal amount of 4.915% senior unsecured notes due August 1, 2034 and $225 million principal of 5.165% senior unsecured notes due August 1, 2044 (see “Long Term Debt,” Note 7 to the accompanying consolidated financial statements).

Income Taxes

Comparison of the Three and Nine Months Ended November 26, 2022 and November 27, 2021

The effective tax rate for the three and nine months ended November 26, 2022 was (0.7)% and (0.6)%, respectively, compared with (171.3)% and (37.9)%, respectively, for the three and nine months ended November 27, 2021. For the three and nine months ended November 26, 2022, the effective tax rate reflects the impact of continuing to record a valuation allowance against the Company’s U.S. federal and state deferred tax assets (discussed below). For the three and nine months ended November 27, 2021, the effective tax rate reflects the impact of a charge to record a valuation allowance in the fiscal third quarter of $181.5 million, charges for restructuring and transformation initiatives, as well as a benefit under the provisions of the CARES Act.

In assessing the recoverability of our deferred tax assets, we evaluated the available objective positive and negative evidence to estimate whether it is more likely than not that sufficient future taxable income will be generated to permit the use of existing deferred tax assets in each taxpaying jurisdiction. For any deferred tax asset in excess of the amount for which it is more likely than not that we will realize a benefit, we established a valuation allowance. A valuation allowance is a non-cash charge, and does not limit our ability to utilize our deferred tax assets, including our ability to utilize tax loss and credit carryforward amounts, against future taxable income.

In the third quarter of fiscal 2021, we concluded that, based on our evaluation of available objective positive and negative evidence, it was no longer more likely than not that our net U.S. federal and state deferred tax assets were recoverable. In assessing the realizability of deferred tax assets, the key assumptions used to determine positive and negative evidence included our cumulative taxable loss before income taxes for the past three years, current trends related to actual taxable earnings or losses, and expected future reversals of existing taxable temporary differences, as well as timing and the cost of our transformation initiatives and their expected associated benefits. Accordingly, in the third quarter of fiscal 2021, we recorded a valuation allowance against substantially all of our net U.S. federal and state deferred tax assets.

During the three and nine months ended November 26, 2022, we concluded that it continues to not be more likely than not that our net U.S. federal and state deferred tax assets are recoverable, and the Company’s assertion for the need of a full valuation allowance remains as of November 26, 2022.

The amount of the deferred tax assets considered realizable, and the associated valuation allowance, could be adjusted in a future period if estimates of future taxable income change or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as projections for future growth.

Potential volatility in the effective tax rate from year to year may occur as we are required each year to determine whether new information changes our assessment of both the probability that a tax position will effectively be sustained and the appropriateness of the amount of recognized benefit.

Comparison of the Fiscal Years Ended February 26, 2022, February 27, 2021 and February 29, 2020

The effective tax rate was (18.4)% for Fiscal 2021, 55.2% for Fiscal 2020, and 19.7% for Fiscal 2019.

For Fiscal 2021, the effective tax rate reflects the recording of a valuation allowance against our U.S federal and state deferred tax assets (discussed below), as well as a benefit resulting from an adjustment to the estimated net operating loss incurred in Fiscal 2020 which was carried back, under the provisions of the CARES Act, to a year in which the tax rate was 35%.

For Fiscal 2020, the effective tax rate reflected the carry back of the net operating loss to a year in which the tax rate was 35% under the CARES Act, and included the impact of the benefit of certain tax planning strategies the Company deployed, in addition to the losses from the divestitures of CTS, Linen Holdings and Cost Plus, partially offset by the impact of impairment charges for tradename and certain store-level assets, the gain on the divestiture of PMall, a benefit related to the carry back of the Fiscal 2019 net operating loss under the CARES Act, and other discrete tax items resulting in net after tax benefits.

For Fiscal 2019, the effective tax rate reflected the impact of charges, portions of which are non-deductible for tax purposes, for goodwill and other impairments, an incremental charge for markdowns, severance costs, shareholder activity costs and a loss from a sale-leaseback transaction, including transaction costs.

In assessing the recoverability of our deferred tax assets, we evaluated the available objective positive and negative evidence to estimate whether it is more likely than not that sufficient future taxable income will be generated to permit use of existing deferred tax assets in each taxpaying jurisdiction. A valuation allowance is a non-cash charge, and does not limit our ability to utilize our deferred tax assets, including our ability to utilize tax loss and credit carryforward amounts, against future taxable income.

During Fiscal 2021, we concluded that, based on our evaluation of available objective positive and negative evidence, it is no longer more likely than not that our net U.S. federal and state deferred tax assets are recoverable. In assessing the realizability of deferred tax assets, the key assumptions used to determine positive and negative evidence included our cumulative taxable loss for the past three years, current trends related to actual taxable earnings or losses, and expected future reversals of existing taxable temporary differences, as well as timing and cost of our transformation initiatives and their expected associated benefits. Accordingly, we recorded a charge of $181.5 million in the third quarter of Fiscal 2021 as a reserve against our net U.S. federal and state deferred tax assets. As of February 26, 2022, the total valuation allowance relative to U.S. federal and state deferred tax assets was $224.3 million.

The amount of the deferred tax assets considered realizable, and the associated valuation allowance, could be adjusted in a future period if estimates of future taxable income change or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as projections for future growth.

On March 27, 2020, the CARES Act was enacted in the United States, which provided for certain changes to tax laws which impacted our results of operations, financial position and cash flows. We implemented certain provisions of the CARES Act, such as deferring employer payroll taxes and utilizing the ability to carry back and deduct losses to offset prior income in previously filed tax returns. As of February 27, 2021, the Company had deferred $3.1 million of employer payroll taxes, which were deposited by December 2021. As of February 26, 2022 and February 27, 2021, under the CARES Act, we recorded income tax benefits of $18.7 million and $152.0 million, respectively, as a result of the Fiscal 2020 and Fiscal 2019 net operating losses were carried back to prior years during which the federal tax rate was 35%.

For Fiscal 2021, 2020, and 2019, the effective tax rate included net benefit of approximately $6.0 million, net benefit of approximately $2.1 million, and net expense of approximately $4.3 million, respectively, due to the recognition of discrete federal and state tax items.

Potential volatility in the effective tax rate from year to year may occur as we are required each year to determine whether new information changes our assessment of both the probability that a tax position will effectively be sustained and the appropriateness of the amount of recognized benefit.

Net Loss

Comparison of the Three and Nine Months Ended November 26, 2022 and November 27, 2021

As a result of the factors described above, net loss for the three months ended November 26, 2022 was $393.0 million, or $4.33 per diluted share, compared with net loss of $276.4 million, or $2.78 per diluted share, for the three months ended November 27, 2021. Net loss for the three months ended November 26, 2022 included a net unfavorable impact of $0.68 per diluted share associated with charges for restructuring and other transformation initiatives, and non-cash impairment charges, partially offset by gain on extinguishment of debt (each as discussed above), as well as the associated tax effects. Net loss for the three months ended November 27, 2021 included a net unfavorable impact of $2.53 per diluted share associated with non-cash impairment charges, charges associated with restructuring program and transformation initiatives, loss on sale of business, and the impact of recording a valuation allowance against our U.S. federal and state deferred tax assets.

As a result of the factors described above, net loss for the nine months ended November 26, 2022 was $1.117 billion, or $13.40 per diluted share, compared with net loss of $400.5 million, or $3.90 per diluted share, for the nine months ended November 27, 2021. Net loss for the nine months ended November 26, 2022 included a net unfavorable impact of $3.65 per diluted share associated with inventory markdown reserves, restructuring and other transformation initiatives, and non-cash impairment charges, partially offset by gain on extinguishment of debt, as well as the associated tax effects. Net loss for the nine months ended November 27, 2021 included a net unfavorable impact of $3.74 per diluted share associated with non-cash impairment charges, charges associated with restructuring program and transformation initiatives, loss on sale of business, and loss on extinguishment of debt, partially offset by a gain on the sale of property, and the impact of recording a valuation allowance against our U.S. federal and state deferred tax assets (each as discussed above).

Comparison of the Fiscal Years Ended February 26, 2022, February 27, 2021 and February 29, 2020

Net loss for Fiscal 2021 was $559.6 million, or $5.64 per diluted share, compared with net loss of $150.8 million, or $1.24 per diluted share, for Fiscal 2020. Net loss for Fiscal 2021 included a net unfavorable impact of $4.66 per diluted share associated with restructuring and other transformation initiatives, non-cash impairments, loss on sale of business and loss on debt extinguishment, as well as the impact of recording a valuation allowance against the Company’s U.S. federal and state deferred tax assets (see “Provision for Income Taxes,” Note 8 to the accompanying consolidated financial statements). Net loss for Fiscal 2020 included a net unfavorable impact of $0.23 per diluted share associated with the loss on sale of business, non-cash impairments and charges recorded in connection with the restructuring program and transformation initiatives offset by a gain on extinguishment of debt and decrease in the incremental inventory reserve for future markdowns recorded in Fiscal 2019, as well as the associated tax effects.

As a result of the factors described above, the net loss for Fiscal 2021, 2020, and 2019, was $559.6 million, $150.8 million, and $613.8 million, respectively.

Liquidity and Capital Resources

Comparison of the Three and Nine Months Ended November 26, 2022 and November 27, 2021

The Company’s net cash used in operating activities was $307.6 million and $890.0 million for the three and nine months ended November 26, 2022. Cash, cash equivalents and restricted cash were $225.7 million as of November 26, 2022, a decrease of approximately $245.2 million as compared with February 26, 2022. On or around January 13, 2023, certain events of default were triggered under the Company’s Credit Facilities as a result of the Company’s failure to prepay an over-advance and satisfy a financial covenant, among other things. As a result of the continuance of such events of default, on January 25, 2023, the Administrative Agent under the Amended Credit Agreement notified the Company that (i) the principal amount of all outstanding loans under the Credit Facilities, together with accrued interest thereon, the FILO Applicable Premium and all fees (including, for the avoidance of doubt, any break funding payments) and other obligations of the Company accrued under the Amended Credit Agreement, are due and payable immediately, (ii) the Company is required, effective immediately, to cash collateralize letter of credit obligations under the Credit Facilities, and (iii) effective as of January 25, 2023, all outstanding loans and obligations under the Credit Facilities shall bear interest at an additional default rate of 2% per annum. As a result of these events of default, the Company classified its outstanding borrowings under its asset-based revolving credit facility (the “ABL Facility) and its FILO Facility as current in the consolidated balance sheet as of November 26, 2022. The Company’s outstanding borrowings under its ABL Facility and FILO Facility were $550.0 million and $375.0 million, respectively, as of November 26, 2022. In addition, the Company had $186.2 million in letters of credit outstanding under its ABL Facility as of November 26, 2022. The Company also had $1.030 billion in senior notes (excluding deferred financing costs) outstanding as of November 26, 2022. For information regarding the Company’s borrowings, see Note 12.

At this time, the Company does not have sufficient resources to repay the amounts under the Credit Facilities and this will lead the Company to consider all strategic alternatives, including restructuring its debt under the U.S. Bankruptcy Code. The Company is undertaking a number of actions in order to improve its financial position and stabilize its results of operations including but not limited to, cost cutting, lowering capital expenditures, and reducing its store footprint including related distribution centers. In addition, the Company will continue to seek reductions in rental obligations with landlords in its determination of the appropriate footprint, seek additional debt or equity capital, reduce or delay the Company’s business activities and strategic initiatives, or sell assets. These measures may not be successful.

The Company’s key drivers of cash flows are sales, management of inventory levels, vendor payment terms, and capital expenditures. Macro and micro economic challenges increased since the end of the second quarter of fiscal 2022 causing an acceleration of vendor payment terms and credit line constraints. This led to lower inventory receipts than anticipated in the third quarter of fiscal 2022, resulting in lower than required stock levels ahead of the holiday selling season. Additionally, certain service providers and vendors required prepayments.

Based on recurring losses from operations and negative cash flows from operations for the nine months ended November 26, 2022 as well as current cash and liquidity projections, the Company has concluded that there is substantial doubt about the Company’s ability to continue as a going concern for the next 12 months. The consolidated financial statements do not include any adjustments that may result from the outcome of this going concern uncertainty.

ATM Program

On August 31, 2022, we established the Jefferies ATM Program (see “Shareholders’ (Deficit) Equity,” Note 13 to the accompanying consolidated financial statements), under which we offered and sold 12 million shares of common stock for net proceeds of $72.2 million pursuant to the prospectus supplement dated August 31, 2022. On October 28, 2022, we filed a prospectus supplement to register additional shares of our common stock to offer and sell under the Jefferies ATM Program at an aggregate sales price of up to $150.0 million. The net proceeds, after commissions and offering costs, from the Jefferies ATM Program were used for a number of general corporate purposes, which include immediate strategic priorities such as rebalancing the Company’s assortment and inventory. As of November 26, 2022, we have sold approximately 22.2 million shares for approximately $115.4 million of net proceeds under the Jefferies ATM Programs. Shares having an aggregate offering price of $105.6 million remained unsold under the Jefferies ATM Program as of the end of fiscal December 2022.

Exchange Offers

During the third fiscal quarter of 2022, the Company commenced exchange offers (the “Exchange Offers”) with eligible holders for each series of Existing Notes as follows: (i) 2024 Notes for new 3.693% Senior Second Lien Secured Non-Convertible Notes due November 30, 2027 (the “New Second Lien Non-Convertible Notes”) and/or new 8.821% Senior Second Lien Secured Convertible Notes due November 30, 2027 (the “New Second Lien Convertible Notes”); (ii) 2034 Notes for new 12.000% Senior Third Lien Secured Convertible Notes due November 30, 2029 (the “New Third Lien Convertible Notes” and, together with the New Second Lien Non-Convertible Notes and the New Second Lien Convertible Notes, the “New Notes”); and (iii) 2044 Notes for New Third Lien Convertible Notes (see “Long-Term Debt,” Note 12 to the accompanying consolidated financial statements).

In November 2022, the Company completed privately negotiated exchange offers with existing holders of approximately $69.0 million, $15.3 million, and $70.2 million aggregate principal amount of 2024 Notes, 2034 Notes, and 2044 Notes, respectively, under which the Company issued an aggregate of approximately 13.6 million shares of common stock to the existing holders in exchange for the exchange notes, including accrued and unpaid interest, and 0.9 million shares in exchange for a cash payment from an existing holder of $3.5 million. The exchange notes were cancelled and no longer outstanding upon completion of the exchange.

On January 5, 2023, upon the expiration of the Exchange Offers, the Company announced the termination of the offer and consent solicitations with respect to its Existing Notes, as a result of the conditions applicable thereto not being satisfied. As a result of the termination of the Exchange Offers, none of the Existing Notes that had been tendered in the Exchange Offers were accepted for purchase and no consideration will be paid or become payable to holders of the Existing Notes who have tendered their Existing Notes in the Exchange Offers.

Comparison of the Fiscal Years Ended February 26, 2022, February 27, 2021 and February 29, 2020

We ended Fiscal 2021 in a solid cash and liquidity position, which we anticipate maintaining, to provide us the flexibility to fund our ongoing initiatives and act upon other opportunities that may arise. As of February 26, 2022, we had approximately $439.5 million in cash and cash equivalents, a decrease of approximately $913.5 million as compared with February 27, 2021, which included $589.4 million for share repurchases. We believe that existing and internally generated funds, as well as availability under our existing credit facilities, will be sufficient to continue to finance our operations for the next twelve months. If necessary, we have the ability to borrow under our ABL Facility, which matures on August 9, 2026. Our ability to borrow under the ABL Facility is subject to customary conditions, including no default, the accuracy of representations and warranties and borrowing base availability. Borrowing base availability under the ABL Facility is based upon a specified borrowing base consisting of a percentage of our eligible inventory and credit card receivables as defined in the ABL Facility, net of applicable reserves (see “Long Term Debt,” Note 7 to the accompanying consolidated financial statements). As of February 26, 2022, the Company had no loans outstanding and had outstanding letters of credit of $96.4 million under the ABL Facility.

In Fiscal 2020, similar to other retailers, we withheld portions of and/or delayed payments to certain of our business partners as we sought to renegotiate payment terms, in order to further maintain liquidity during the period of temporary store closures. In some instances, the renegotiations of lease terms have led to agreements with landlords for rent abatements or rental deferrals. Total payments withheld and/or delayed or deferred as of February 26, 2022 were approximately $1.9 million and are included in current liabilities. During Fiscal 2021, we recognized reduced rent expense of $2.7 million related to rent abatement concessions. Additional negotiations of payment terms are still in process, and there can be no assurance that we will be able to successfully renegotiate payment terms with all such business partners, and the ultimate outcome of these activities including the responses of certain business partners are not yet known. We are also executing on our business transformation program, which includes the closure, as of February 26, 2022, of 207 mostly Bed Bath & Beyond stores under our store fleet optimization program and the introduction of new Owned Brand products in a number of categories.

Capital Expenditures

Comparison of the Three and Nine Months Ended November 26, 2022 and November 27, 2021

Capital expenditures for the nine months ended November 26, 2022 were $322.1 million, which includes the entering into use of accrued capital expenditures of $63.4 million which were recorded in fiscal 2021. As the Company executes its new strategic plans and refine capital resources to improve liquidity, capital expenditures are related to maintenance, and investments in technology and digital offerings.

Comparison of the Fiscal Years Ended February 26, 2022, February 27, 2021 and February 29, 2020

Capital expenditures for Fiscal 2021 were $354.2 million, and for Fiscal 2022 are projected to be approximately $390.0 million to $410.0 million. Our capital expenditures in Fiscal 2021 were related to digital and omni-channel capabilities, store remodels and investments in technology across a number of areas including supply chain, merchandising and finance.

We continue to review and prioritize our capital needs and remain committed to making the required investments in our infrastructure to help position us for continued growth and success. Key areas of investment include: continuing to improve the presentation and content as well as the functionality, general search and navigation across our customer facing digital channels; improving customer data integration and customer relations management capabilities; continuing to enhance service offerings to our customers; continuing to strengthen and deepen our information technology, analytics, marketing, e-commerce, merchandising and finance capabilities; and creating more flexible fulfillment options designed to improve our delivery capabilities and lower our shipping costs. These and other investments are expected to, among other things, provide a seamless and compelling customer experience across our omni-channel retail platform.

Stock Repurchases

Comparison of the Three and Nine Months Ended November 26, 2022 and November 27, 2021

During the three and nine months ended November 26, 2022, we repurchased approximately 0.3 million and 2.9 million shares, respectively, of our common stock, at a total cost of approximately $2.7 million and $45.9 million, respectively. For the nine months ended November 26, 2022, the stock repurchases included approximately 2.3 million shares at a total cost of approximately $40.4 million, repurchased under our share repurchase programs as authorized by our Board of Directors, which was completed in the first quarter of fiscal 2022.

During the three and nine months ended November 27, 2021, we repurchased approximately 5.3 million and 14.0 million shares, respectively, of our common stock, at a total cost of approximately $118.9 million and $358.9 million, respectively, which included approximately 5.1 million and 13.4 million shares, respectively, at a total cost of approximately $113.4 million and $344.6 million, respectively, repurchased under our share repurchase programs as authorized by our Board of Directors.

Additionally, during the three and nine months ended November 26, 2022, we repurchased approximately 0.3 million and 0.6 million shares, respectively, of our common stock, to cover employee related taxes withheld on vested restricted stock, restricted stock unit awards, and performance stock unit awards at a total cost of approximately $2.7 million and $5.5 million, respectively. During the three and nine months ended November 27, 2021, we repurchased approximately 0.2 million and 0.6 million shares, respectively, of our common stock, to cover employee related taxes withheld on vested restricted stock, restricted stock unit awards, and performance stock unit awards at a total cost of approximately $5.5 million and $14.3 million, respectively.

During fiscal 2021, we announced that we intended to complete our $1 billion three-year share repurchase plan by the end of fiscal 2021, two years ahead of schedule. During the first quarter of fiscal 2022, we completed this program, repurchasing approximately 2.3 million shares of our common stock.

In January 2021, we entered into an accelerated share repurchase agreement to repurchase an aggregate $150.0 million of our common stock, subject to market conditions. This resulted in the repurchase of 5.0 million shares in the fourth quarter of fiscal 2020, and an additional 0.2 million shares received upon final settlement in the first quarter of fiscal 2021.

Between December 2004 and April 2021, our Board of Directors authorized, through several share repurchase programs, the repurchase of up to $12.950 billion of our shares of common stock. We also acquire shares of our common stock to cover employee related taxes withheld on vested restricted stock, restricted stock units and performance stock unit awards. Since the initial authorization in December 2004, the aggregate total of common stock repurchased is approximately 265.0 million shares for a total cost of approximately $11.7 billion. We had approximately $1.2 billion remaining of authorized share repurchases as of November 26, 2022.

Decisions regarding share repurchases are within the discretion of the Board of Directors, and are influenced by a number of factors, including the price of our common stock, general business and economic conditions, our financial condition and operating results, the emergence of alternative investment or acquisition opportunities, changes in business strategy and other factors. Our share repurchase program could change, and could be influenced by several factors, including business and market conditions. We review our alternatives with respect to its capital structure on an ongoing basis. Any future share repurchases will be subject to the determination of the Board of Directors, based on an evaluation of our earnings, financial condition and requirements, business conditions and other factors, including the restrictions on share repurchases under the ABL Facility (see “Long-Term Debt,” Note 12 to the accompanying consolidated financial statements). We do not currently have plans to engage in stock repurchases as this time.

Comparison of the Fiscal Years Ended February 26, 2022, February 27, 2021 and February 29, 2020

Capital expenditures for Fiscal 2021 were $354.2 million, and for Fiscal 2022 are projected to be approximately $390.0 million to $410.0 million. Our capital expenditures in Fiscal 2021 were related to digital and omni-channel capabilities, store remodels and investments in technology across a number of areas including supply chain, merchandising and finance.

We continue to review and prioritize our capital needs and remain committed to making the required investments in our infrastructure to help position us for continued growth and success. Key areas of investment include: continuing to improve the presentation and content as well as the functionality, general search and navigation across our customer facing digital channels; improving customer data integration and customer relations management capabilities; continuing to enhance service offerings to our customers; continuing to strengthen and deepen our information technology, analytics, marketing, e-commerce, merchandising and finance capabilities; and creating more flexible fulfillment options designed to improve our delivery capabilities and lower our shipping costs. These and other investments are expected to, among other things, provide a seamless and compelling customer experience across our omni-channel retail platform.

Stock Repurchases

During Fiscal 2021, we repurchased approximately 28.3 million shares of our common stock, at a total cost of approximately $589.4 million, which included approximately 27.7 million shares at a total cost of approximately $574.9 million repurchased under our share repurchase programs as authorized by our Board of Directors, as well as approximately 0.6 million shares, at a total cost of approximately $14.5 million to cover employee related taxes withheld on vested restricted stock, restricted stock unit awards and performance stock unit awards.

During Fiscal 2021, we announced that we intended to complete our $1 billion three-year share repurchase plan two years ahead of schedule. The repurchases made during Fiscal 2021 of $574.9 million, combined with the accelerated share repurchase programs entered into in Fiscal 2020 totaling $375.0 million (discussed below), resulted in the repurchase of $950.0 million under this plan as of February 26, 2022. An additional approximately $40.0 million was repurchased in March of 2022.

In the first quarter of Fiscal 2020, the Company had postponed share repurchases, but lifted this postponement in October 2020. In October 2020, the Company entered into an accelerated share repurchase agreement with JPMorgan Chase Bank, National Association to repurchase $225.0 million of common stock, subject to market conditions, which settled in the fourth quarter of Fiscal 2020, resulting in the repurchase of a total of 10.8 million shares. In January 2021, the Company entered into a second accelerated share repurchase agreement to repurchase an aggregate $150.0 million of common stock, subject to market conditions. This resulted in the repurchase of 5.0 million shares in the fourth quarter of Fiscal 2020, and an additional 0.2 million shares received upon final settlement in the first quarter of Fiscal 2021. During Fiscal 2020, the Company also repurchased approximately 0.6 million shares of common stock, at a total cost of approximately $5.1 million, to cover employee related taxes withheld on vested restricted stock, restricted stock unit awards and performance stock unit awards.

Between December 2004 and April 2021, the Board of Directors authorized, through several share repurchase programs, the repurchase of $12.950 billion of our shares of common stock. Since 2004 through the end of Fiscal 2021, the Company has repurchased approximately $11.685 billion of common stock through share repurchase programs. The Company also acquires shares of our common stock to cover employee related taxes withheld on vested restricted stock, restricted stock units and performance stock unit awards. Since the initial authorization in December 2004, the aggregate total of common stock repurchased is approximately 262.2 million shares for a total cost of approximately $11.685 billion. The Company had approximately $1.267 billion remaining of authorized share repurchases as of February 26, 2022.

Decisions regarding share repurchases are within the discretion of the Board of Directors, and are influenced by a number of factors, including the price of our common stock, general business and economic conditions, our financial condition and operating results, the emergence of alternative investment or acquisition opportunities, changes in business strategy and other factors. Our share repurchase program could change, and could be influenced by several factors, including business and market conditions. We review our alternatives with respect to our capital structure on an ongoing basis. Any future share repurchases will be subject to the determination of the Board of Directors, based on an evaluation of our earnings, financial condition and requirements, business conditions and other factors, including the restrictions on share repurchases under the ABL Facility (see “Long Term Debt,” Note 7 to the accompanying consolidated financial statements).

Debt Repurchases

Comparison of the Three and Nine Months Ended November 26, 2022 and November 27, 2021

There were no debt repurchases made during the three and nine months ended November 26, 2022. During the nine months ended November 27, 2021, we purchased approximately $11.0 million aggregate principal amount of our outstanding 3.749% senior unsecured notes due August 1, 2024. There were no debt repurchases made during the three months ended November 27, 2021.

Comparison of the Fiscal Years Ended February 26, 2022, February 27, 2021 and February 29, 2020

During Fiscal 2021 we purchased approximately $11.0 million aggregate principal amount of our outstanding 3.749% senior unsecured notes due August 1, 2024. During Fiscal 2020, we purchased approximately $300.0 million aggregate principal amount of our outstanding 4.915% Senior Notes due 2034 and 5.165% Senior Notes due 2044.

Cash flow from operating activities

Comparison of the Three and Nine Months Ended November 26, 2022 and November 27, 2021

Net cash used in operating activities for the nine months ended November 26, 2022 was $890.0 million, compared with net cash used in operating activities of $264.7 million in the corresponding period in fiscal 2021.

The year-over-year change in operating cash flow was primarily due to higher net loss, adjusted for non-cash expense, which included the impact of higher impairments in fiscal 2022, as well as decreases in accounts payable and accrued expenses and other current liabilities, partially offset by decreases in inventory.

Retail inventory, which includes inventory in our distribution facilities for direct to customer shipments, was approximately $1.436 billion at November 26, 2022, a decrease of 16.8% compared with retail inventory at February 26, 2022. We continue to focus on our inventory assortment changes and other merchandising strategies. In the fiscal third quarter of 2022, the Company’s in-stock levels were lower than anticipated due to supplier constraints and vendor credit line decreases.

Comparison of the Fiscal Years Ended February 26, 2022, February 27, 2021 and February 29, 2020

Net cash provided by operating activities for Fiscal 2021 was $17.9 million, compared with net cash provided by operating activities of $268.1 million in Fiscal 2020. The year-over-year change in operating cash flow was primarily due to higher net loss, adjusted for non-cash expenses, which included the impact of higher restructuring and transformation expenses in Fiscal 2021, as well as investments in inventory, including as a result of changing the timing of purchasing in response to the potential impact of global supply chain disruptions on timing of inventory receipts and availability of product in our stores and on our websites, and lower accounts payable, due primarily to timing of payments for merchandise, and accrued liabilities, including lower incentive compensation accruals. There were partially offset by a decrease in other current assets primarily due to the receipt of income tax refunds in Fiscal 2021. For Fiscal 2020, the decrease in cash provided by operating activities was primarily due to the net decrease in cash provided by components of working capital (primarily merchandise inventories and other current assets, partially offset by accounts payable). This decrease was partially offset by a decrease in net loss, adjusted for non-cash expenses.

Net cash provided by operating activities in fiscal 2020 was $268.1 million, compared with $590.9 million in fiscal 2019. The year-over-year decrease in cash provided by operating activities was primarily due to the net decrease in cash provided by components of working capital (primarily merchandise inventories and other current assets, partially offset by accounts payable). This decrease was partially offset by a decrease in net loss, adjusted for non-cash expenses.

Retail inventory, which includes inventory in our distribution facilities for direct to customer shipments, was approximately $1.725 billion at February 26, 2022, an increase of 3.2% compared with retail inventory at February 27, 2021. We continue to focus on our inventory optimization strategies while also responding to the potential impact of global supply chain disruptions on product availability. Retail inventory at February 27, 2021 decreased approximately 18.0% compared to retail inventory at February 29, 2020, which was primarily related to the Fiscal 2020 divestitures.

Cash flow from investing activities

Comparison of the Three and Nine Months Ended November 26, 2022 and November 27, 2021

Net cash used in investing activities for the nine months ended November 26, 2022 was $322.1 million, compared with net cash used in investing activities of $227.5 million in the corresponding period of fiscal 2021. For the nine months ended November 26, 2022, net cash used in investing activities included $322.1 million of capital expenditures, which includes the entering into use of accrued capital expenditures of $63.4 million which were recorded in fiscal 2021. For the nine months ended November 27, 2021, net cash used in investing activities was comprised of $232.5 million of capital expenditures partially offset by $5.0 million in proceeds from the sale of property.

Comparison of the Fiscal Years Ended February 26, 2022, February 27, 2021 and February 29, 2020

Net cash used in investing activities for Fiscal 2021 was $349.2 million, compared with net cash provided by investing activities of $737.9 million in Fiscal 2020. For Fiscal 2021, net cash used in investing activities included $354.2 million of capital expenditures. For Fiscal 2020, net cash provided by investing activities was comprised of $386.5 million of redemptions of investment securities and $534.5 million in proceeds from the sale of PMall, CTS and Linen Holdings businesses, partially offset by $183.1 million of capital expenditures.

Net cash provided by investing activities in fiscal 2020 was $737.9 million, compared with $91.4 million net cash used in fiscal 2019. In fiscal 2020, net cash provided by investing activities included $386.5 million of redemptions of investment securities and $534.5 million in proceeds from sale of businesses, partially offset by $183.1 million of capital expenditures. In fiscal 2019, net cash provided by investing activities was primarily due to $267.3 million of proceeds from a sale-leaseback transaction and $101.5 million of redemptions of investment securities, net of purchases, partially offset by $277.4 million of capital expenditures.

Cash flow from financing activities

Comparison of the Three and Nine Months Ended November 26, 2022 and November 27, 2021

Net cash provided by financing activities for the nine months ended November 26, 2022 was $968.4 million, compared with net cash used in financing activities of $374.5 million in the corresponding period of fiscal 2021. Net cash provided by financing activities in the nine months ended November 26, 2022 was comprised of $1.225 billion of borrowings under the Credit Facilities, partially offset by repayments of $300.0 million, net proceeds from issuances of common stock and the Jefferies ATM Program offerings of $119.0 million, repurchases of common stock of $45.9 million, of which $40.4 million is related to our share repurchase program, payments of deferred financing costs of $19.5 million, payments of Exchange Offer costs of $8.0 million, repayments of finance leases of $1.8 million and dividend payments of $0.3 million. Net cash used in financing activities in the nine months ended November 27, 2021 was comprised of repurchases of our common stock of $358.9 million, of which $334.6 million is related to our share repurchase program, repayments of long-term debt of $11.4 million, payments of deferred financing costs of $3.4 million and dividend payments of $0.8 million.

Comparison of the Fiscal Years Ended February 26, 2022, February 27, 2021 and February 29, 2020

Net cash used in financing activities for Fiscal 2021 was $606.0 million, compared with net cash used in financing activities of $632.3 million in Fiscal 2020. Net cash used in financing activities in Fiscal 2021 was primarily comprised of repurchases of common stock of $589.4 million, of which $574.9 million was related to our share repurchase program, repayments of long-term debt of $11.4 million and payments of deferred financing costs of $3.4 million. Net cash used in financing activities in Fiscal 2020 was comprised of net repayments of long-term debt of $221.4 million, a $47.6 million prepayment under an accelerated share repurchase agreement with JPMorgan Chase Bank, National Association entered into in October 2020, repurchases of our common stock of $332.5 million, payments of deferred financing costs of $7.7 million and dividend payments of $23.1 million.

Net cash used in financing activities for fiscal 2020 was $632.3 million, compared with $182.8 million in fiscal 2019. The increase in net cash used in financing activities was primarily due to net debt repayments of $221.4 million, primarily associated with the repurchase of a portion of the outstanding senior notes during the second quarter of fiscal 2020, an increase of $232.8 million in treasury stock repurchases, and an increase of $47.6 million related to prepayment under share repurchase agreement, partially offset by lower dividend payments of $62.4 million.

Seasonality

Our business is subject to seasonal influences. Generally, our sales volumes are higher in the calendar months of August, November and December, and lower in September and October.

Quantitative and Qualitative Disclosure About Market Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment securities and the ABL Facility. As of February 27, 2021, our investments include cash and cash equivalents of approximately $1.353 billion, and long term investments in auction rate securities of approximately $19.4 million, at weighted average interest rates of 0.01% and 0.09%, respectively. The book value of these investments is representative of their fair values.

Our senior unsecured notes have fixed interest rates and are not subject to interest rate risk. As of February 27, 2021, the fair value of the senior unsecured notes was $1.118 billion, which is based on quoted prices in active markets for identical instruments compared to the carrying value of approximately $1.195 billion.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires us to establish accounting policies and to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. We base our estimates on historical experience and on other assumptions that we believe to be relevant under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. In particular, judgment is used in areas such as inventory valuation, impairment of long-lived assets, goodwill and other indefinite lived intangible assets, accruals for self-insurance and income and certain other taxes. Actual results could differ from these estimates.

Inventory Valuation: Merchandise inventories are stated at the lower of cost or market. Inventory costs are primarily calculated using the weighted average retail inventory method.

Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to the retail values of inventories. The inputs associated with determining the cost-to-retail ratio include: merchandise purchases, net of returns to vendors, discounts and volume and incentive rebates; inbound freight expenses; import charges, including duties, insurance and commissions.

The retail inventory method contains certain management judgments that may affect inventory valuation. At any one time, inventories include items that have been written down to our best estimate of their realizable value. Judgment is required in estimating realizable value and factors considered are the age of merchandise, anticipated demand based on factors such as customer preferences and fashion trends and anticipated changes in product assortment (including related to the launch of our Owned Brands), as well as anticipated markdowns to reduce the price of merchandise from its recorded retail price to a retail price at which it is expected to be sold in the future. These estimates are based on historical experience and current information about future events which are inherently uncertain. Actual realizable value could differ materially from this estimate based upon future customer demand or economic conditions.

We estimate our reserve for shrinkage throughout the year based on historical shrinkage and any current trends, if applicable. Actual shrinkage is recorded at year end based upon the results of our physical inventory counts for locations at which counts were conducted. For locations where physical inventory counts were not conducted in the fiscal year, an estimated shrink reserve is recorded based on historical shrinkage and any current trends, if applicable. Historically, our shrinkage has not been volatile.

We accrue for merchandise in transit once we take legal ownership and title to the merchandise; as such, an estimate for merchandise in transit is included in our merchandise inventories.

Impairment of Long-Lived Assets: We review long-lived assets for impairment when events or changes in circumstances indicate the carrying value of these assets may exceed their current fair values. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the assets. Judgment is required in estimating the fair value of the assets including assumptions related to sales growth rates and market rental rates. These estimates are based on historical experience and current information about future events which are inherently uncertain.

In Fiscal 2021, 2020, and 2019, we recorded $30.8 million, $92.9 million, and $75.1 million, respectively, of non-cash pre-tax impairment charges within goodwill and other impairments in the consolidated statement of operations for certain store-level assets, including leasehold improvements and operating lease assets. Of the stores impaired during Fiscal 2021, partial impairments were recorded at 50 stores resulting in a remaining net book value of long-lived assets at risk of $46.4 million as of February 26, 2022, inclusive of leasehold improvements and right-of-use assets. We will continue to monitor these stores closely. If actual results differ from the estimated undiscounted future cash flows or the estimated price market participants would be willing to pay to sublease store operating leases and acquire remaining store assets, we may be exposed to additional impairment losses that may be material. If events or market conditions affect the estimated fair value to the extent that a long-lived asset is impaired, we will adjust the carrying value of these long-lived assets in the period in which the impairment occurs.

Other Indefinite Lived Intangible Assets: We review other intangibles that have indefinite lives for impairment annually as of the end of the fiscal year or when events or changes in circumstances indicate the carrying value of these assets might exceed their current fair values. Impairment testing is based upon the best information available, including estimates of fair value which incorporate assumptions marketplace participants would use in making their estimates of fair value. Significant assumptions and estimates are required, including, but not limited to, projecting future cash flows, determining appropriate discount rates, margins, growth rates, and other assumptions, to estimate the fair value of indefinite lived intangible assets. Although we believe that the assumptions and estimates made are reasonable and appropriate, different assumptions and estimates could materially impact our reported financial results.

Other indefinite lived intangible assets were recorded as a result of acquisitions and primarily consist of tradenames. We value our tradenames using a relief-from-royalty approach, which assumes the value of the tradename is the discounted cash flows of the amount that would be paid by a hypothetical market participant had they not owned the tradename and instead licensed the tradename from another company. For Fiscal 2021, 2020, and 2019, for certain tradenames within other indefinite lived intangible assets, we completed a quantitative impairment analysis by comparing the fair value of the tradenames to their carrying value and recognized non-cash pre-tax tradename impairment charges of $5.7 million, $35.1 million, and $41.8 million, respectively, within goodwill and other impairments in the consolidated statement of operations. For the remaining other indefinite lived intangible assets, we assessed qualitative factors as of February 26, 2022 in order to determine whether any events and circumstances existed which indicated that it was more likely than not that the fair value of these other indefinite lived assets did not exceed their carrying values and concluded no such events or circumstances existed which would require an impairment test be performed. As of February 26, 2022, we have $16.3 million of remaining other indefinite lived intangible assets. If actual results differ from the estimated future cash flows, we may be exposed to additional impairment losses that may be material. In the future, if events or market conditions affect the estimated fair value to the extent that an asset is impaired, we will adjust the carrying value of these assets in the period in which the impairment occurs.

Self-Insurance: We utilize a combination of third-party insurance and self-insurance for a number of risks including workers’ compensation, general liability, cyber liability, property liability, automobile liability and employee related health care benefits (a portion of which is paid by our employees). Liabilities associated with the risks that we retain are not discounted and are estimated by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. Although our claims experience has not displayed substantial volatility in the past, actual experience could materially vary from our historical experience in the future. Factors that affect these estimates include but are not limited to: inflation, the number and severity of claims and regulatory changes. In the future, if we conclude an adjustment to self-insurance accruals is required, the liability will be adjusted accordingly.

Beginning in the fourth quarter of Fiscal 2020, we began insuring portions of our workers’ compensation and medical insurance through a wholly owned captive insurance subsidiary (the “Captive”) to enhance our risk financing strategies. The Captive is subject to regulations in Vermont, including those relating to its levels of liquidity. The Captive was in compliance with all regulations as of February 26, 2022.

Taxes: The Company accounts for its income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

In assessing the recoverability of our deferred tax assets, we evaluate the available objective positive and negative evidence to estimate whether it is more likely than not that sufficient future taxable income will be generated to permit use of existing deferred tax assets in each taxpaying jurisdiction. For any deferred tax asset in excess of the amount for which it is more likely than not that we will realize a benefit, we establish a valuation allowance. A valuation allowance is a non-cash charge, and does not limit our ability to utilize our deferred tax assets, including our ability to utilize tax loss and credit carryforward amounts, against future taxable income.

During Fiscal 2021, we concluded that, based on our evaluation of available objective positive and negative evidence, it is no longer more likely than not that our net U.S. federal and state deferred tax assets are recoverable. In assessing the realizability of deferred tax assets, the key assumptions used to determine positive and negative evidence included our cumulative book loss for the past three years, current trends related to actual taxable earnings or losses, and expected future reversals of existing taxable temporary differences, as well as timing and cost of our transformation initiatives and their expected associated benefits. Accordingly, we recorded a charge of $181.5 million in the third quarter of Fiscal 2021 as a reserve against our net U.S. federal and state deferred tax assets. As of February 26, 2022, the total valuation allowance relative to U.S. federal and state deferred tax assets was $224.3 million.

The amount of the deferred tax assets considered realizable, and the associated valuation allowance, could be adjusted in a future period if estimates of future taxable income change or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as projections for future growth.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Act. The Tax Act included a mandatory one-time tax on accumulated earnings of foreign subsidiaries, and as a result, all previously unremitted earnings for which no U.S. deferred tax liability had been previously accrued has now been subject to U.S. tax. Notwithstanding the U.S. taxation of these amounts, the Company intends to continue to reinvest the unremitted earnings of its Canadian subsidiary. Accordingly, no additional provision has been made for U.S. or additional non-U.S. taxes with respect to these earnings, except for the transition tax resulting from the Tax Act. In the event of repatriation to the U.S., it is expected that such earnings would be subject to non-U.S. withholding taxes offset, in whole or in part, by U.S. foreign tax credits.

The Company recognizes the tax benefit from an uncertain tax position only if it is at least more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the taxing authorities.

Potential volatility in the effective tax rate from year to year may occur as the Company is required each year to determine whether new information changes the assessment of both the probability that a tax position will effectively be sustained and the appropriateness of the amount of recognized benefit.

The Company also accrues for certain other taxes as required by our operations.

Judgment is required in determining the provision for income and other taxes and related accruals, and deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company’s various tax returns are subject to audit by various tax authorities. Although the Company believes that its estimates are reasonable, actual results could differ from these estimates.

BUSINESS

We are an omni-channel retailer that makes it easy for our customers to feel at home. We sell a wide assortment of merchandise in the Home and Baby markets and operate under the names Bed Bath & Beyond and buybuy BABY.

We offer a broad assortment of national brands and an assortment of proprietary Owned Brand merchandise in key destination categories including bedding, bath, kitchen, food prep, home organization, indoor décor, baby and personal care.

We operate a robust omni-channel platform consisting of various websites and applications and physical retail stores. Our e-commerce platforms include bedbathandbeyond.com and buybuybaby.com. We operate Bed Bath & Beyond and buybuy BABY stores.

Across our banners, we carry a wide variety of domestics and home furnishings merchandise. Domestics merchandise includes categories such as bed linens and related items, bath items and kitchen textiles. Home furnishings include categories such as kitchen and tabletop items, fine tabletop, basic housewares, general home furnishings (including furniture and wall décor), consumables and certain juvenile products.

We are driving a digital-first, omni-always growth strategy and optimizing our digital and physical store channels to provide our customers with a seamless omni-channel shopping experience. Digital purchases, including web and mobile, can be shipped to a customer from our distribution facilities, directly from vendors, or from a store. Store purchases are primarily fulfilled from that store’s inventory or may also be shipped to a customer from one of our distribution facilities, from a vendor, or from another store. Customers can also choose to pick up orders using our Buy Online Pickup In Store (“BOPIS”) and contactless Curbside Pickup services, as well as return online purchases to a store, or have an order delivered through one of our same day delivery partners.

Starting in late 2019, we have created a more focused portfolio through the divestiture of non-core assets, including businesses and real estate, as part of the ongoing business transformation underway. See “Transformation,” “Strategy” and “Divestitures” below.

Our merchandise and services are offered to customers through an omni-channel platform across our portfolio of banners, which consist of:

Bed Bath & Beyond—a leading specialty home retailer in the U.S. that sells a wide assortment of domestic merchandise and home furnishings. Bed Bath & Beyond is a preferred destination in the home space, particularly in key product categories including bedding, bath, kitchen food prep, home organization and indoor décor.

buybuy BABY—a leading specialty baby retailer in the U.S. that sells a wide assortment of baby essentials and nursery furnishings. BABY strives to build trust with parents by supporting them with what they need so families can celebrate every milestone – big and small – together.

We account for our operations as one North American Retail reporting segment. Net sales outside of the U.S. were not material for Fiscal 2022, 2021, or 2020.

Business Strategy and Operations

In response to the COVID-19 pandemic, we have taken thoughtful steps to safeguard our people and communities while we continue to serve our customers and drive transformative change throughout the organization. Similar to many other businesses, COVID-19 served as a catalyst to accelerate the pace of change and innovation at our Company.

We have adapted to the dynamic retail environment and the evolving needs of our customers, such as developing BOPIS, Curbside Pickup and Same Day Delivery capabilities. As part of these changes, we have been focused on driving our omni-always platform.

Beginning in the third quarter of Fiscal 2022, we underwent significant strategic and management changes to transform our business and adapt to the dynamic retail environment and the evolving needs of our customers in order to position ourselves for long-term success. Beginning in the third quarter of Fiscal 2022, the Company began to execute a comprehensive strategic plan led by our new President and Chief Executive Officer, Sue Gove, who was appointed in October 2022 after serving as Interim Chief Executive Officer. This plan is focused on strengthening the Company’s financial position through additional liquidity and a reduction of our cost structure, better serving our customers through merchandising, inventory and customer engagement, and regaining our authority in the Home and Baby markets. To accelerate these strategic initiatives, the Company realigned our organizational structure, which included the creation of Brand President roles for Bed Bath & Beyond and bubybuy BABY to lead merchandising, planning, brand marketing, site merchandising and stores for each banner.

In conjunction with the Company’s new strategic focus areas, the Company executed plans to rebalance our merchandise assortment to align with customer preference by leading with national brands inventory and introducing new, emerging direct-to-consumer brands. Consequently, we announced the exiting of a third of our Owned Brands, including the discontinuation of three of our nine labels (Haven™, Wild Sage™ and Studio 3B™). We also expect to reduce the breadth and depth of inventory across our six remaining Owned Brands (Simply Essential™, Nestwell™, Our Table™, Squared Away™, H for Happy™ and Everhome™).

We have continued to create a more focused portfolio, including through the exit of unprofitable businesses such as our Harmon, Decorist and Canada operations. We have also executed key actions such as corporate restructurings and operating expense control to re-set our cost structure and to advance our ongoing efforts to reset our cost structure and build a modern, durable model for long-term profitable growth.

Highlights of Fiscal 2022 include:

•

Change in leadership and strategy: Beginning in the third quarter of Fiscal 2022, the Company began to execute a comprehensive strategic plan led by our new President and Chief Executive Officer, Sue Gove, who was appointed in October 2022 after serving as Interim Chief Executive Officer since June 2022. This plan is focused on strengthening the Company’s financial position through additional liquidity and a reduction of our cost structure, better serving our customers through merchandising, inventory and customer engagement, and regaining our authority in the Home and Baby markets.

•

Owned Brands: We exited a third of our Owned Brands, including the discontinuation of three of our nine labels (Haven™, Wild Sage™ and Studio 3B™). We also expect to reduce the breadth and depth of inventory across our six remaining Owned Brands (Simply Essential™, Nestwell™, Our Table™, Squared Away™, H for Happy™ and Everhome™).

•

Introduction of Welcome Rewards: During the second quarter of Fiscal 2022, we launched a new, cross-banner customer loyalty program, Welcome Rewards™, which allows members to earn points for each qualifying purchase at our retail banners either online or in stores. Points earned are then converted to rewards upon reaching certain thresholds. These rewards may then be redeemed on future merchandise purchases at our retail banners.

•

Supporting the growth of buybuy BABY: We began to expand our category leadership as we work to become a solution for parents from pre-natal to pre-school. During Fiscal 2022, we launched the first two exclusive buybuy Baby brands, Mighty Goods™ and Ever & Ever™ which are available exclusively at buybuy BABY stores and online at buybuyBABY.com.

We will continue to build on our more focused foundation as we execute our new strategy to further elevate the shopping experience, modernize our operations, and unlock strong and sustainable shareholder value.

Financial Restructuring

In conjunction with our new customer and merchandising strategies, the Company has also focused on strengthening our financial position through additional liquidity and a reduction of our cost structure. We have started and plan to continue to execute our strategy with the following efforts:

•

Right-sizing cost structure and infrastructure to reflect business operations: We initiated a strategic revaluation of our overall expense and operational structure to align with business performance and target profitability. During Fiscal 2022, we:

•	Commenced the closure of approximately 350 Bed Bath & Beyond stores;

•	Closed our Harmon Face Values business;

•	Exited all Canada operations; and

•	Initiated cost reductions across corporate headquarters, including overhead expense and headcount.

•

Organizational changes to drive key focus areas: We realigned our executive leadership team and streamlined our organizational structure to focus on immediate priorities and important changes to operations. This included the creation of Brand President roles for Bed Bath & Beyond and BABY to lead merchandising, planning, brand marketing, site merchandising and stores for each banner and will report directly to the CEO. In conjunction with these changes, the Company has eliminated the Chief Operating Officer, Chief Stores Officer, Chief Merchandising Officer, Chief Customer Officer and Chief Growth Officer roles.

•

Supply chain optimization: We completed a supply chain network study to improve cost to serve and time to deliver for our customers by streamlining fulfillment center and distribution center operations.

•

Building on the strength of buybuy Baby: We believe buybuy BABY will deliver greater value for the Company’s shareholders as part of the Bed Bath & Beyond Inc. portfolio. As part of our focus to deliver greater value, we created a brand president and the Board of Directors’ strategy committee will continue to monitor business developments, preserve optionality and flexibility, and oversee go-forward direction and value creation.

•

Supporting our supplier and vendor partners: The Company’s teams are working closely with supplier and vendor partners to ensure customers have access to a strong assortment of their favorite brands across both store and digital channels. Regular communication from the CEO and Brand Presidents has occurred and will continue.

•

Obtaining additional capital and amending credit facility to enable strategic initiatives: On February 7, 2023, the Company consummated an underwritten public offering of (i) shares of Series A Convertible Preferred Stock, (ii) the Series A Convertible Preferred Stock Warrant and (iii) Common Stock Warrants. Pursuant to the Exchange Agreement, the Company exchanged the Series A Convertible Preferred Stock Warrant to purchase 70,004 shares of Series A Convertible Preferred Stock for 10,000,000 shares of common stock and rights to receive 5,000,000 shares of common stock upon the effectuation of the Reverse Stock Split. The Series A Convertible Preferred Stock Warrants were terminated pursuant to the Exchange Agreement.

The Company entered into the ATM Agreement and the Purchase Agreement to provide additional capital to the Company. Simultaneously, the Company terminated our previous public equity offering and all outstanding warrants for Series A Convertible Preferred Stock associated with that offering. The potential net proceeds from these financing transactions will be used immediately to fulfill conditions set forth in an amendment to the Credit Facilities executed on March 30, 2023. The Company expects to utilize our amended Credit Facilities to enable our strategic initiatives in fiscal 2023, such as investing in merchandise inventory, which will be further supported by a realigned store footprint and cost structure.

Impact of the COVID-19 Pandemic

As discussed in more detail in our previous filings with the SEC, the coronavirus (COVID-19) pandemic materially disrupted our operations, most significantly in Fiscal 2021. In compliance with relevant government directives, we closed all of our retail banner stores across the U.S. and Canada as of March 23, 2020, except for most stand-alone BABY and Harmon stores, which were categorized as essential given the nature of their products. In May 2020, we announced a phased approach to re-open our stores in compliance with relevant government directives, and as of the end of July 2020, nearly all of our stores reopened. During portions of Fiscal 2022, a limited number of stores in Canada either closed temporarily or continued to operate under restrictions in compliance with local governmental orders. As of February 25, 2023, all of the Company’s stores were operating without restriction subject to compliance with applicable mask and vaccine requirements. As of February 25, 2023, our BOPIS, contactless Curbside Pickup and Same Day Delivery services are in place at the vast majority of our stores. We cannot predict, however, whether our stores will remain open, particularly if the regions in which we operate experience potential resurgences of reported new cases of COVID-19 or increased rates of hospitalizations or become subject to additional governmental regulatory actions.

Competition

We operate in a highly competitive business environment and compete with other national, regional, and local physical and online retailers that may carry similar lines of merchandise, including department stores, specialty stores, off-price stores, mass merchandise stores and online only retailers. We believe that the key to competing in our industry is to provide best-in-class customer service and customer experiences in stores and online, which includes providing compelling price and value; high-quality and differentiated products, services and solutions; convenience; technology; personalization; and appealing and experiential store environments.

Suppliers

Historically, we have purchased substantially all of our merchandise in the United States, with the majority from domestic sources (who may manufacture overseas) and the balance from importers. Further developing our direct importing and direct sourcing capabilities will allow for a higher penetration of sourced and developed Owned Brands in our merchandise assortment; however, this also exposes us more directly to the effects of global supply chain disruptions on costs of shipping as well as potential issues with product availability due to delays in product sourcing. See “Risk Factors—Risks Related to Operations —Disruptions of our supply chain could have an adverse effect on our operating and financial” results for additional information.

We have no long-term contracts for the purchases of merchandise. We believe that most merchandise, other than brand name goods, is available from a variety of sources and that most brand name goods can be replaced with comparable merchandise.

As previously disclosed, the customer experience remains our top priority and we are making meaningful progress to improve our business and calibrate to customer demand. In addition to leveraging our recent capital to reinvest in high demand inventory, we are also developing a third-party consignment program that will allow us to fortify our product assortments by expanding merchandise availability from key supplier partners.

Distribution

A substantial portion of our merchandise is shipped to stores through a combination of third-party facilities, including cross dock locations, or through our operated distribution facilities that are located throughout the United States. The remaining merchandise is shipped directly from vendors. Merchandise is shipped directly to customers from one of our distribution facilities, stores or from vendors. The majority of our shipments are made by contract carriers depending upon location. During Fiscal 2022, we started operations at our first regional distribution center, an approximately one million square foot facility in Frackville, Pennsylvania, and executed a lease for our second regional distribution center in Jurupa Valley, California, which became operational in the second half of Fiscal 2022. Ryder Systems, Inc. will operate these two regional distribution centers under a strategic partnership, with the objective of reducing product replenishment times and improving the customer experience.

Marketing

We employ a digital-first, omni-channel approach to marketing that is strategically designed to deliver maximum consumer engagement. The customer-inspired marketing mix includes a comprehensive range of touchpoints, including social, search, mobile SMS, email, digital video, display, content and influencer marketing, online affiliate programs and public relations, as well as traditional broadcast and print media, circulars, catalogs and our well-known “big blue” coupons. We also continue to invest in and promote our Beyond+ membership program, which provides members with discounts on purchases, as well as free standard shipping for online purchases, exclusive offers and other benefits.

We continue to invest in new technology tools that we expect will allow us to make significant strides in integrating our extensive customer data with relevant third-party data, in order to better scale, tailor and personalize marketing communications for our key customer segments.

Customer Care

Our omni-always strategy is rooted in elevating the end-to-end experience for our customers across all channels, brands and banners. Through a customer inspired lens, we invest in capabilities necessary to continuously evolve and deliver a seamless experience to our customers. Our digital-first customer care makes it easy for customers to connect with us through chat, phone and our digital properties including our newly relaunched mobile apps that offer quick access to self-serve capabilities. Our holistic approach to customer care is designed to make it convenient for our customers to access help wherever and whenever they need it.

Tradenames, Service Marks and Domain Names

We use the service marks “Bed Bath & Beyond,” “buybuy BABY,” “Harmon,” and “Face Values” in connection with our retail services. We have registered trademarks and service marks or are seeking registrations for these and other trademarks and service marks (including for our Owned Brands) with the United States Patent and Trademark Office. In addition, we have registered or have applications pending with the trademark registries of several foreign countries, including the “Bed Bath & Beyond” name and logo registered in Canada and Mexico and the “buybuy BABY” name and logo registered in Canada. We also own a number of product trademarks. We file patent applications and seek copyright registrations where we deem such to be advantageous to the business. We believe that our name recognition and service marks are important elements of our merchandising strategy.

We also own a number of domain names, including bedbathandbeyond.com, bedbathandbeyond.ca, buybuybaby.com, buybuybaby.ca, harmondiscount.com, facevalues.com and decorist.com.

People & Culture

At Bed Bath & Beyond Inc., we strive to create an environment where all Associates can thrive by offering resources that support their physical, mental, social, and emotional well-being. In fiscal 2022, we specifically focused on providing a sense of continuity and stability as we navigated a dynamic environment. At the same time, and in light of significant senior leadership turnover initiated by the Board and our new CEO, it was essential to maintain an environment optimizing retention and maximizing our ability to recruit new talent.

In addition to significant senior leadership change, to execute our turnaround, we realigned our organizational structure, including the creation of Brand President roles for Bed Bath & Beyond and buybuy BABY to lead merchandising, planning, brand marketing, site merchandising and stores for each banner. Aligned with these new roles, we removed layers to create greater efficiency in decision-making and better align to the size of our business, while also leveraging and elevating internal talent combined with external talent across our leadership team. These changes have enabled more direct engagement with Associates, customers and supplier partners, promoted accountability, and supported more efficient and productive change.

Each day, our goal is to build trust, accountability and a sense of belonging for every Associate, with a committed focus on diversity, equity, and inclusion (DE&I) throughout our organization. For the first time in our history, we are led by a female Chairperson and a female President and Chief Executive Officer. In 2022, we engaged Associates more frequently, and farther across our enterprise, by holding our first global town hall meetings. At the extended leadership team level, we increased the frequency of connection, including scheduled and impromptu meetings, panel discussions and guest speakers in addition to materials to support their growth and promote a culture of transparency as we underwent organizational and financial events under public and media scrutiny. Additionally, we continue to build community through our newly expanded Associate Resource Groups (ARGs): Asian American Pacific Islander, Beyond Black Associate Coalition, Hispanic/LatinX, LGBTQ+, Wellness and Women’s. We monitor the representation of women and racially or ethnically diverse associates at all levels of our organization and continue to make progress toward our 2030 goals of 50% female and 25% racial and ethnic diversity at each level.

The health and wellbeing of our Associates and customers is one of our top priorities. We implemented health, safety, and security programs in all our workplaces, including safety and security standards and policies, emergency response and crisis management protocol, and Associate training related to the risks and exposures in their areas of responsibility. We provide all Associates and their family members with benefits and resources to navigate change and support overall wellbeing. In 2022, we saw active utilization in our Beyond Wellness program (EAP) for work-life, financial and emotional support, and resources, as well as continued engagement of our mindfulness app–Headspace.

Government Regulations

We believe that we are in compliance with all applicable government regulations, including environmental regulations. We do not anticipate any material effects on our capital expenditures, earnings or competitive position as a result of our efforts to comply with applicable government regulations.

Seasonality

Our business is subject to seasonal influences. Generally, our sales volumes are higher in the calendar months of August (back to school/college), November and December (holiday), and lower in February.

Legal Proceedings

A putative securities class action was filed on April 14, 2020 against our Company and three of our officers and/or directors (Mark Tritton (the Company’s former President and Chief Executive Officer), Mary Winston (the Company’s former Interim Chief Executive Officer) and Robyn D’Elia (the Company’s former Chief Financial Officer and Treasurer)) in the United States District Court for the District of New Jersey (the “New Jersey federal court”). The case, which is captioned Vitiello v. Bed Bath & Beyond Inc., et al., Case No. 2:20-cv-04240-MCA-MAH, asserts claims under §§ 10(b) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) on behalf of a putative class of purchasers of our securities from October 2, 2019 through February 11, 2020. The Complaint alleges that certain of our disclosures about financial performance and certain other public statements during the putative class period were materially false or misleading. A similar putative securities class action, asserting the same claims on behalf of the same putative class against the same defendants, was filed on April 30, 2020. That case, captioned Kirkland v. Bed Bath & Beyond Inc., et al., Case No. 1:20-cv-05339-MCA-MAH, is also pending in the United States District Court for the District of New Jersey. On August 14, 2020, the court consolidated the two cases and appointed Kavin Bakhda as lead plaintiff pursuant to the Private Securities Litigation Reform Act of 1995 (as consolidated, the “Securities Class Action”). Lead plaintiff and additional named plaintiff Richard Lipka filed an Amended Class Action Complaint on October 20, 2020, on behalf of a putative class of purchasers of the Company’s securities from September 4, 2019 through February 11, 2020. Defendants moved to dismiss the Amended Complaint on December 21, 2020.

After a mediation held in August 2021, a settlement in principle was reached between the Company and lead plaintiff in the Securities Class Action. The settlement has been executed and was preliminarily approved by the New Jersey Federal Court in February 2022. The court granted final approval to the settlement and dismissed the Securities Class Action on June 2, 2022. The Company had previously recorded a liability for the Securities Class Action, based on the agreed settlement amount and insurance coverage available and this amount was paid by the insurance company in the second fiscal quarter of 2022.

On July 10, 2020, the first of three related shareholder derivative actions was filed in the New Jersey federal court on behalf of our Company against various present and former directors and officers. The case, which is captioned Salu v. Tritton, et al., Case No. 2:20-cv-08673-MCA-MAH (D.N.J.), asserts claims under §§ 10(b) and 20(a) of the Exchange Act and for breach of fiduciary duty, unjust enrichment, and waste of corporate assets under state law arising from the events underlying the securities class actions described above and from our repurchases of our own shares during the class period pled in the securities cases. The two other derivative actions, which assert similar claims, are captioned Grooms v. Tritton, et al., Case No. 2:20-cv-09610-SDW-RDW (D.N.J.) (filed July 29, 2020), and Mantia v. Fleming, et al., Case No. 2:20-cv-09763-MCA-MAH (D.N.J.) (filed July 31, 2020). On August 5, 2020, the court signed a stipulation by the parties in the Salu case to stay that action pending disposition of a motion to dismiss in the Securities Class Action, subject to various terms outlined in the stipulation. The parties in all three derivative cases have moved to consolidate them and to apply the Salu stay of proceedings to all three actions. The court granted the motion on October 14, 2020, but the stay was subsequently lifted. On January 4, 2022, the defendants filed a motion to dismiss this case.

On August 28, 2020, another related shareholder derivative action, captioned Schneider v. Tritton, et al., Index No. 516051/2020, was filed in the Supreme Court of the State of New York, County of Kings. The claims pled in the Schneider case are similar to those pled in the three federal derivative cases, except that the Schneider complaint does not plead claims under the Exchange Act. On September 21, 2020, the parties filed a stipulation seeking to stay that action pending disposition of a motion to dismiss in the securities class action, subject to various terms and conditions.

On June 11, 2021, an additional related derivative action was filed on behalf of the Company against certain present and former directors and officers. This Complaint is entitled Michael Anthony v Mark Tritton et. al., Index No. 514167/2021 and was filed in the Supreme Court of the State of New York, Kings County. The claims are essentially the same as in the other two derivative actions. On October 26, 2021, the court consolidated the Schneider and Anthony actions, and the plaintiffs subsequently filed a consolidated complaint. On January 10, 2022, the defendants filed a motion to dismiss this case.

The derivative cases were not included in the August 2021 settlement referred to above, but after mediation, a settlement in principle was reached in the first quarter of fiscal 2022. The settlement has been executed and was preliminarily approved by the New York State Court in June 2022. The court granted final approval to the settlement on September 21, 2022 and the settlement amount has been paid by the Company’s insurer.

On August 23, 2022, a putative securities class action and shareholder derivative action was filed against the Company, Gustavo Arnal (the Company’s former Chief Financial Officer), and certain third parties in the United States District Court for the District of Columbia. The case, which is captioned Si v. Bed Bath & Beyond Corp., et al., Case No. 2:22-cv-02541, asserts claims of breach of fiduciary duty, negligent misrepresentation, and violations of §§ 10(b) and 20(a) of the Exchange Act on behalf of a putative class of purchasers of our securities from March 25, 2022 through August 18, 2022. The Complaint alleges that certain of our disclosures about the Company’s revenue and proposed divestments, as well as other disclosures made by certain of our investors about their holdings, during the putative class period were materially false or misleading. The Company is still evaluating the complaint, which is subject to amendment, but based on current knowledge the Company believes the claims are without merit. In November 2022 an amended complaint was filed which removed Mr. Arnal as a defendant, shortened the class period and reduced the claims against the Company.

While no assurance can be given as to the ultimate outcome of these matters, we do not believe that the final resolution will have a material adverse effect on the Company’s consolidated financial position, results or liquidity. We are also a party to various legal proceedings arising in the ordinary course of business, which we do not believe to be material to the Company’s consolidated financial position, results of operations or liquidity.

Properties

Most of our stores are located in suburban areas of medium and large-sized cities. These stores are situated in strip and power strip shopping centers, as well as in major off-price and conventional malls, and in free standing buildings.

As of April 8, 2023, our 643 stores are located in 49 states, the District of Columbia, Puerto Rico and Canada and range in size from approximately 4,000 to 84,000 square feet, but are predominantly between 18,000 and 50,000 square feet. Approximately 85% to 90% of store space is used for selling areas. The table below sets forth the locations of our stores as of April 8, 2023:

STORE LOCATIONS

Alabama	9	New York	25
Alaska	1	North Carolina	22
Arizona	15	North Dakota	1
Arkansas	5	Ohio	17
California	56	Oklahoma	7
Colorado	18	Oregon	9
Connecticut	4	Pennsylvania	17
Delaware	3	Rhode Island	2
Florida	48	South Carolina	10
Georgia	21	South Dakota	2
Hawaii	1	Tennessee	13
Idaho	4	Texas	68
Illinois	15	Utah	6
Indiana	11	Vermont	2
Iowa	4	Virginia	15
Kansas	7	Washington	15
Kentucky	5	West Virginia	-
Louisiana	5	Wisconsin	7
Maine	3	Wyoming	2
Maryland	9	District of Columbia	1
Massachusetts	11	Puerto Rico	1
Michigan	17	Alberta, Canada	17
Minnesota	7	British Columbia, Canada	11
Mississippi	4	Manitoba, Canada	2
Missouri	7	New Brunswick, Canada	2
Montana	5	Newfoundland and Labrador, Canada	1
Nebraska	4	Nova Scotia, Canada	2
Nevada	7	Ontario, Canada	27
New Hampshire	6	Prince Edward Island, Canada	1
New Jersey	20	Saskatchewan, Canada	2

New Mexico	5	Total	643

Nevada	6	Ontario, Canada	27
New Hampshire	8	Prince Edward Island, Canada	1
New Jersey	63	Saskatchewan, Canada	2

New Mexico	5	Total	872

MANAGEMENT OF BED BATH AND BEYOND

The following table discloses our directors and executive officers as of April 11, 2023.

Name	Age	Position
Executive Officers
Sue Gove	64	Director, President and Chief Executive Officer
Laura Crossen	53	Senior Vice President of Finance and Chief Accounting Officer
Patricia Wu	50	Executive Vice President, Brand President—buybuy BABY
David Kastin	55	Executive Vice President, Chief Legal Officer and Corporate Secretary
Bart Sichel	58	Executive Vice President, Chief Marketing & Customer Officer
Lynda Markoe	56	Executive Vice President, Chief People & Culture Officer
Scott Lindblom	60	Executive Vice President, Chief Technology and Digital Officer

Non-Employee Directors
Harriet Edelman	67	Director
Jeffrey Kirwan	56	Director
Shelly Lombard	63	Director
Joshua E. Schechter	50	Director
Minesh Shah	49	Director
Andrea M. Weiss	68	Director
Ann Yerger	61	Director
Carol Flaton	58	Director

Sue Gove. Ms. Gove has been President and Chief Executive Officer of Bed Bath & Beyond Inc. since October 2022, after being named Interim CEO in June 2022. In this role, Sue initiated a turnaround plan to position the Company for success in the Home, Baby, and Wellness categories. She continues to serve as a Director of the Company, a position she has held since May 2019. During her tenure on the Board, Sue served as a member of the Audit Committee, Nominating and Corporate Governance Committee, and was Chair of the Board’s Strategy Committee. She has spent more than 30 years within the retail industry serving a variety of senior financial, operating, and strategic roles that included President and Chief Executive Officer of Golfsmith International Holdings and Chief Operating Officer of Zale Corporation. Sue has also served as a Senior Advisor for Alvarez & Marsal, a global professional services firm, where she primarily focused on advisory and turnaround for retail companies. She was the President of Excelsior Advisors, LLC, a retail consulting and advisory firm founded in August 2014. Ms. Gove received her BBA in Accounting from the University of Texas Austin.

Laura Crossen. Ms. Crossen joined the Company in 2001 and has served as Chief Accounting Officer since June 2022. Ms. Crossen recently served as interim Chief Financial Officer from September 2022 to February 2023 while maintaining her role as Chief Accounting Officer. Prior to her service as Chief Accounting Officer, Ms. Crossen served as the Company’s Senior Vice President, Tax, Treasury and Transformation since May 2021. Previously, Ms. Crossen served as Vice President, Financial Management of the Company since 2001. Ms. Crossen received her BS in Public Accounting from Providence College.

Patricia Wu. Ms. Wu joined the Company in January 2021 as Senior Vice President and General Manager of buybuy BABY. In September 2022, Ms. Wu became Executive Vice President and President of buybuy BABY. Prior to joining the Company Ms. Wu served as Chief Commercial Officer of Beautycounter, a direct-retail brand dedicated to getting safe beauty products into the hands of everyone. Before Beautycounter, Ms. Wu served three years at Mattel as Group Vice President of Emerging Markets & New Business Models, Vice President and General Manager of Mattel’s China Growth Team, Vice President of Global Commercial Strategy, and Vice President of International Strategy. Ms. Wu also spent nearly two years in China, managing merchandising and strategy for Walmart, and before that, nearly nine years at The Clorox Company. Ms. Wu received her BS and BA in Business and German from Washington University in St. Louis as well as an MBA from Harvard Business School.

David Kastin. Mr. Kastin has served as Executive Vice President, Chief Legal Officer and Corporate Secretary since December 2022. Prior to joining the Company, from August 2020 through December 2022, Mr. Kastin served as General Counsel and Corporate Secretary of Clever Leaves Holdings Inc.; from August 2015 through January 20202, Mr. Kastin served as Senior Vice President, General Counsel and Corporate Secretary at the Vitamin Shoppe, Inc.; and from August 2007 through July 2015, he served as as Senior Vice President, General Counsel and Corporate Secretary at Town Sports International. Since August 2013, Mr. Kastin has served on the Board of Directors of Greenbacker Renewable Energy, a publicly-registered, non-traded company that invests and funds solar, wind and other alternative energy projects. Mr. Kastin received his BBA in Finance from George Washington University and his JD from Benjamin N. Cardozo School of Law.

Bart Sichel. Mr. Sichel joined the company in November 2022 as Chief Marketing & Customer Officer. Mr. Sichel is a Board Member of kidpik, a company that offers clothing subscription boxes for children. Prior to joining the Company Mr. Sichel was a Senior Advisor at Impact Analytics, a company that uses artificial intelligence to drive analytic performance and measurable business impact. Mr. Sichel was also an Advisory Board Member of Forman Mills, a privately owned regional retailer operating in the off-price and discount space. Mr. Sichel spent eight years as Executive Vice President and Chief Marketing Officer of Burlington Stores and prior to that role, thirteen years as a Partner in McKinsey’s Marketing and Retail practices. For over 25 years Bart Sichel has successfully led teams to measurable success by combining a keen focus on strategic insights with a hands-on operator’s bias toward action. Bart’s industry experience spans both B-to-B and B-to-C businesses encompassing retail, e-commerce, and a range of other consumer sectors including packaged goods, technology, hospitality, and more. His deep knowledge of customer insights, advanced analytics, media and advertising, brand portfolio management, strategic planning, and marketing has benefitted his companies, his clients, and their customers. Mr. Sichel received his BA in Political Science from Vassar College and his MBA with a focus in marketing from Columbia Business School.

Lynda Markoe. Ms. Markoe joined the Company as Executive Vice President, Chief People & Culture Officer in September 2020. Prior to joining the Company, Ms. Markoe held various leadership roles at J.Crew Group, Inc. since 2003, including serving as its Chief Administrative Officer and Global Head of Human Resources. Prior to that, Ms. Markoe was a human resources leader at Gap Inc. Ms. Markoe received her Bachelor’s degree from Binghamton University.

Scott Lindblom. Mr. Lindblom joined the company in September 2020 as the Company’s Chief Technology Officer. Mr. Lindblom previously held Executive Vice President and Chief Information Officer roles at The Michaels Companies where he transformed IT from an anchor on the organization to one of value creation for this $5B retailer with 1250 stores in the US and Canada. At Michaels, Mr. Lindblom introduced omnichannel capabilities enabling speed to market and world-class customer shopping experiences. Mr. Lindblom also has nearly ten years of experience at ROSS Stores, where he served as Group President of IT and Vice President of Software Applications. Prior to Mr. Lindblom’s experience at ROSS Stores, he served five years at Best Buy, as Senior Director of Demand Creation and Fulfillment Systems, Director – Program Manager, and Director of Infrastructure Services. Mr. Lindblom received hi BS in Accounting from Minnesota State University and Mankato and his MBA in Finance from University of St. Thomas Opus College of Business.

Non-Employee Directors

Harriet Edelman. Ms. Edelman is an accomplished senior executive and Independent Director with over 30 years of global operating experience in consumer goods and financial services. Since 2010, she has served as the Vice Chair of Emigrant Bank, a private financial institution, after serving as Special Advisor to the Chairman from June 2008 to October 2010. Prior to that, she spent more than 25 years with Avon Products, Inc. holding various senior global leadership positions in sales, marketing, supply chain, information technology and product development. She has served on large public company boards for nearly 20 years in the U.S. and Europe and in multiple Board leadership positions. The consumer goods business has been central to Ms. Edelman’s career, and she has a strong passion for our Company and brand. She brings strong leadership to our Board to help deliver on our business transformation. Ms. Edelman received her Bachelor’s degree from Bucknell University and her MBA from Fordham Gabelli School of Business.

Jeffrey Kirwan. Mr. Kirwan currently serves as the Chairman of Maurices Incorporated, a specialty retailer focused on women’s value apparel. Previously, he served as the Global President of the Gap Division of The Gap, Inc., a worldwide clothing and accessories retailer, from December 2014 to February 2018. He also led the Gap’s operations in China from 2011 to 2014. During his tenure with The Gap, Inc., he contributed to significant operational progress, including strong marketing and customer engagement, increased traffic and improved sales and digital business. Mr. Kirwan’s executive experience in large, multinational retailers, his knowledge of our customer base as well as his strong consumer marketing and sales experience is an important asset for our Board. Mr. Kirwan received his Bachelor’s degree in Business Communications from Rhode Island College and his MBA in Business and Human Resources Management from the University of Maryland Global Campus.

Shelly Lombard. Ms. Lombard currently serves as an independent consultant, focusing on investment analysis and financial training. She has over 30 years of experience analyzing, valuing, and investing in companies. Prior to becoming a consultant, she served as Director of High Yield and Special Situation Research for Britton Hill Capital, a broker dealer specializing in high yield and special situation bank debt and bonds and value equities, from 2011 to 2014. Prior to that, she was a high yield and special situation bond analyst and was also involved in analyzing, managing, and restructuring proprietary investments for various financial institutions. She was named by NACD as one of its 100 Directorship Honorees for 2021. Ms. Lombard brings strong financial analysis, investment, capital markets, and public company director experience to our Board. Ms. Lombard received her Bachelor’s degree in Communications and Political Science from Simmons College and her MBA from Columbia Business School.

Joshua E Schechter. Mr. Schechter is a private investor and public company director. He has strong public company board leadership expertise, previously serving as Chairman of the Board of SunWorks, Inc., a premier provider of high-performance solar power solutions. He spent 13 years in investment services for Steel Partners and its affiliates, including Managing Director of Steel Partners Ltd. and Co-President, Steel Partners Japan Asset Management, LP. His significant experience with complex business and strategic transactions, M&A, corporate governance matters and capital markets, together with his public company board leadership experience provides valuable insight to our Board. Mr. Schechter received his BBA and MPA in Professional Accounting from the University of Texas at Austin.

Minesh Shah. Mr. Shah has served as Chief Operations Officer at Stitch Fix, a leading online shopping experience, since October 2020 and is responsible for the company’s operations and client experiences. He also served as Vice President, Operations at Stitch Fix from September 2018 to October 2020. Previously, Mr. Shah served as Senior Director of Delivery Operations at Tesla Motors, Inc. from February 2017 to June 2018. He has spent most of his career in high growth, consumer-driven companies – focused on operations, customer experience, omnichannel programs, marketing and digital retail, including as Vice President of Global eCommerce for Uniqlo Co. Ltd. Mr. Shah’s extensive consumer, supply chain, marketing, technology and operational experience, as well as his deep knowledge and expertise in retail offer valuable perspective and oversight to our ongoing transformation. Mr. Shah received his BS in Chemical Engineering and his MBA in Marketing, Management and Strategy from Northwestern University.

Andrea M. Weiss. Ms. Weiss was an early innovator in multi-channel commerce and brings nearly 30 years of entrepreneurial leadership experience in the retail industry, currently serving as Founding Partner of The O Alliance, LLC since 2014 and Chief Executive Officer and Founder of Retail Consulting Inc. since 2002. She is recognized as a pioneer in creating a seamless customer experience and has been a key player in transforming retail into the digital space. She also has extensive experience developing high-level business strategy and tactical execution plans, including implementing turnaround initiatives for leading brands in the U.S. and Europe. Ms. Weiss was named by NACD as one of the Top 100 Best Public Directors in 2016. Our Board benefits from Ms. Weiss’ extensive retail and transformation experience, as well as her experience serving on public company boards. She received her BFA from Virginia Commonwealth University and her Masters of Administrative Science from Johns Hopkins University.

Ann Yerger. Ms. Yerger has dedicated her career to the advancement of corporate governance and investor protection initiatives. She has held various governance advisory roles, including her current position as Advisor with Spencer Stuart North America Board Practice, a leading board consulting firm, which she has held since 2017. She has also served as a Member of the Grant Thornton Audit Quality Advisory Council since 2019. Previously, Ms. Yerger served as Executive Director, Center for Board Matters at Ernst & Young LLP from 2015 to 2017. In addition, she has served as a member of several advisory boards and committees, including the Investor Advisory Committee of the SEC and the Nasdaq Listing and Hearing Review Council. She has been recognized by the International Corporate Governance Network and NACD for her contributions to investor collaboration and the improvement of corporate governance. Ms. Yerger’s deep corporate governance and shareholder-oriented work provide our Board with important insight and guidance with respect to our corporate governance practices and engagement with key stakeholder. She received her MBA from Tulane University.

Carol Flaton. Ms. Flaton has served on the Talen Energy Supply Board of Directors since November 2021. Ms. Flaton has over 30 years of experience in banking and finance, transformation and restructuring, and governance and risk management. Since 2019 she has provided financial advisory services and served as an independent director for both public and private companies. Recent mandates include Speedcast International Ltd (ASX: SDA), EP Energy Corp. (NYSE: EPE) and Jupiter Resources, Inc. She also was nominated in 2020 by the Xerox Corporation (NYSE: XRX) as an Independent Director candidate for HP, Inc. (NYSE: HPQ) in a Material Shareholder Proposal. From 2014 to 2019 Ms. Flaton was a managing director at AlixPartners (formerly known as Zolfo Cooper, LLC) specializing in restructuring and turnarounds. Prior to joining AlixPartners, she was a managing director in the restructuring practice of Lazard Freres (“Lazard”) from 2008-2013. Prior to Lazard, Ms. Flaton was a managing director at both Credit Suisse First Boston and Citi (1995- 2008) as well as being a senior member of the risk management teams. She has held NASD Series 7 (registered rep) and Series 24 (managing principal) licenses. Ms. Flaton has a BSBA from the University of Delaware and an MBA from the International Institute of Management Development, Lausanne, Switzerland.

Family Relationships

There are no family relationships among any of the Company’s directors or executive officers.

Director Independence

The Board, upon the recommendation of the Nominating and Corporate Governance Committee, has determined that all of our directors other than Sue Gove are “independent directors” under the independence standards set forth in our Corporate Governance Guidelines and Nasdaq Listing Rule 5605(a)(2).

The Board conducts an annual review of director independence. As part of this review, independence is assessed in both fact and appearance to promote arms-length oversight and is designed to identify relationships and transactions between a director or their immediate family and the Company or members of executive management. In the ordinary course of business, transactions may occur between the Company and entities with which some of our directors or their family members are or have been affiliated. In connection with its evaluation of director independence, our Board reviewed such transactions, and it has determined that these transactions do not impair the independence of the respective director.

People, Culture and Compensation Committee Interlocks and Insider Participation

Jeffrey Kirwan, Minesh Shah, Andrea M. Weiss and Ann Yerger currently serve as members of the People, Culture and Compensation Committee. No director currently serving on the People, Culture and Compensation Committee is an officer or associate of the Company or any of its subsidiaries or previously was an officer of the Company.

None of our executive officers currently serve, as a member of the board or compensation committee of any entity that has one or more executive officers serving on our Board or the People, Culture and Compensation Committee.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION & ANALYSIS (CD&A)

This Compensation Discussion and Analysis provides an overview of our executive compensation program and the compensation awarded to, earned by, or paid to our Chief Executive Officer (“CEO”), our former Chief Executive Officer (“former CEO”), our Principal Financial Officer (“PFO”), our former Chief Financial Officer (“former CFO”), our three most highly compensated officers (other than the CEO, former CEO, PFO, and former CFO), and the two most highly compensated former officers, who otherwise would have been named executive officers, if not for their departure from the Company (these individuals, who along with the CEO, former CEO, PFO, former CFO and three most highly compensated employees for 2022, we refer to as our Named Executive Officers (“NEOs”)). For fiscal year 2022, our NEOs are:

Name	Principal Position
Sue Gove(1)	Chief Executive Officer and President
Laura Crossen(2)	Principal Financial Officer
Mara Sirhal(3)	Former Executive Vice President and Brand President of Bed Bath & Beyond
Lynda Markoe(4)	Executive Vice President, Chief People and Culture Officer
Patricia Wu(5)	Executive Vice President and Brand President of buybuy BABY
Mark Tritton(6)	Former Chief Executive Officer
Gustavo Arnal(7)	Former Chief Financial Officer
John Hartmann(8)	Former Executive Vice President, Chief Operating Officer, and President, buybuy BABY, Inc.
Joseph Hartsig(9)	Executive Vice President, Chief Merchandising Officer and President of Harmon Stores, Inc.

(1)

Ms. Gove was appointed Interim CEO, effective June 23, 2022, and was made the Company’s permanent CEO and President on October 24, 2022. Previously, Ms. Gove served solely as an Independent Director on the Board.

(2)

Ms. Crossen was appointed Interim Chief Financial Officer and PFO, effective September 5, 2022. Previously, Ms. Crossen served as Chief Accounting Officer of the Company and was appointed Interim Chief Financial Officer on September 5, 2022. On February 2, 2023, she was re-appointed the Company’s Chief Accounting Officer, and continues to serve as the PFO of the Company.

(3)

Ms. Sirhal was appointed Executive Vice President and Brand President of Bed Bath & Beyond on August 31, 2022. Ms. Sirhal joined the Company in January 2021 and previously served as Senior Vice President and General Manager for Harmon, as well as Executive Vice President and Chief Merchandising Officer of Bed Bath & Beyond. Ms. Sirhal resigned from the Company effective as of April 9, 2023.

(4)	Ms. Markoe joined the Company as Executive Vice President, Chief People and Culture Officer on September 28, 2020.
(5)

Ms. Wu was appointed Executive Vice President and Brand President of buybuy BABY on August 31, 2022. Ms. Wu joined the Company in January 2021 and served as Senior Vice President and General Manager of buybuy BABY.

(6)	Mr. Tritton ceased serving as Chief Executive Officer, effective June 23, 2022.
(7)	Mr. Arnal passed away on September 2, 2022.
(8)	Mr. Hartmann ceased serving as Executive Vice President, Chief Operating Officer, and President of buybuy BABY, Inc., effective August 31, 2022.
(9)	Mr. Hartsig ceased serving as Executive Vice President, Chief Merchandising Officer and President of Harmon Stores, Inc., effective June 28, 2022.

FISCAL 2022 OVERALL SUMMARY

Repositioning Our Business for Long-Term Success

Fiscal 2022 has undoubtedly been the most difficult in Bed Bath & Beyond’s history and was a year of significant change as we initiated a turnaround strategy to refocus our efforts on better serving our customers and strengthening our financial position. Our entire enterprise is being transformed—financially, operationally, and organizationally—to fulfill our unique opportunity to be the shopping destination of choice in the Home and Baby markets.

Led by our new President and Chief Executive Officer, Sue Gove, we commenced executing a comprehensive strategic plan intended to focus on stabilizing our financial foundation by securing additional liquidity, significantly reducing our cost structure and allocating resources to better serve our customers through merchandising, inventory and customer engagement. Specifically:

•

We addressed long-standing changes in consumer shopping patterns which pre-dated the COVID pandemic and were further accelerated by consumer changes and supply chain impact that emerged from peak COVID in 2020 and 2021. These actions included additional store closures to align with changing demand as customers continue to adjust the frequency of their shopping trips across brick-and-mortar and online channels; and major changes to the Company’s distribution network.

•

We took steps to rebalance our merchandise allocations by bringing back popular national brands and introducing new, emerging direct-to-consumer brands. Consequently, we announced the exiting of a third of our Owned Brands.

•

In addition to reconnecting with customers through better assortments, we launched a new cross-banner loyalty program. Welcome Rewards™ brings valuable savings, more benefits, and special perks to customers who shop online and in stores nationwide at both Bed Bath & Beyond and buybuy BABY. Since launching in June, our program has grown to more than 20 million members.

Although we moved quickly and effectively to change the assortment and other merchandising and marketing strategies, inventory and in-stock levels have been lower than anticipated. Accordingly, our financial results have been negatively impacted and our targets for fiscal 2022 were not met.

Fiscal 2022 Compensation Program Design & Pay for Performance Philosophy

The People, Culture and Compensation Committee (the “Committee”) designs and develops our compensation programs. The 2022 executive compensation program was developed in close consultation with our independent compensation consultant Meridian and structured to drive performance and recognize achievement of key strategic objectives for the year. Our compensation program emphasizes at-risk pay, which underscores our pay-for-performance compensation philosophy and our program’s goals of supporting our turnaround strategy and improving our financial performance, while reflecting market-leading practices.

At the outset of fiscal 2022, our primary goal for the fiscal 2022 compensation program was to incentivize and reward balanced, sustainable growth with key financial metrics directly aligned with our strategic plan and driving long-term shareholder value. To drive this alignment, and to motivate and retain our employees, including our NEOs, we granted both short-term and long-term incentive awards. Following the first half of fiscal 2022, due to Company performance and turnover of senior leadership, our goals and strategies for the fiscal year substantially shifted, as communicated by our then-interim CEO to all stakeholders in early September 2022. These shifts in our goals and strategies under our comprehensive turnaround strategy led to certain changes to the design of our short-term incentive plan, as described below.

•

At the beginning of the fiscal year, the Committee approved an annual performance-based, cash short-term incentive plan (STIP) for fiscal 2022 incorporating aggressive adjusted EBITDA and comparable sales growth metrics, with adjusted EBITDA (70% weighting) as the primary driver of performance. Our secondary metric continued to focus on growth in comparable sales (30% weighting) to reflect our strategic emphasis on accelerating omni-channel, top-line growth. We also added a metric to establish store traffic goals—a leading performance indicator for sales—as an additional multiplier. The goals for the STIP were consistent with our annual operating plan and were designed to be challenging with targets established based on our annual financial plan.

•

Our goals and strategies for the Company significantly shifted in the second half of fiscal 2022 under our comprehensive turnaround strategy. As a result, the Committee discussed in depth and approved revising the structure of the STIP from an annual program to a half-year program. The revised program retained the adjusted EBITDA and comparable sales growth metrics applied to the annual program but eliminated the store traffic goals multiplier and limited payouts to 70% of the payouts that would have been payable under the annual program.

For fiscal 2022 long-term incentives (LTI), the Committee approved a highly performance-weighted mix of PSUs (60% weighting) and time-vested RSUs (40% weighting). The goals approved by the Committee for the fiscal 2022 PSUs incorporated our continued emphasis on gross margin (50% weighting) and also continued to measure relative total stock return (TSR) (50% weighting). The PSUs vest at the end of a three-year performance period (2022-2024), subject to continued employment and achievement of the performance goals. To be prudent stewards given the share availability under our equity compensation plan, the Committee, in consultation with our independent compensation consultant, structured the RSU portion of equity awards granted at the start of fiscal 2022 (40% weighting) as cash-settled RSUs rather than stock-settled RSUs.

We are committed to correlating pay with performance and, based on current projections, we expect that there will be no STIP payouts for fiscal 2022. Further, as of fiscal year-end, the value of the fiscal 2022 LTI awards had significantly decreased for our NEOs due to the impact of stock price decline and current projections of our performance awards. Consistent with our program design, we believe these incentive plan outcomes are appropriate in light of our performance and continue to demonstrate our pay-for-performance compensation philosophy.

PEOPLE & CULTURE

Oversight of People & Culture

The Committee oversees the Company’s broad-based people and culture programs. As part of its focus on emphasizing the importance of our associates to our talent-focused strategy, the Committee receives regular people and culture updates, and considers and implements updates to our key programs.

People & Culture in Fiscal 2022

At Bed Bath & Beyond Inc., we strive to create an environment where all Associates can thrive by offering resources that support their physical, mental, social, and emotional well-being. In fiscal 2022, we specifically focused on providing a sense of continuity and stability as we navigated a dynamic environment. At the same time, and in light of significant senior leadership turnover initiated by the Board and our new CEO, it was essential to maintain an environment that optimizes retention and maximizes our ability to recruit new talent.

In addition to significant senior leadership change to execute our turnaround, we realigned our organizational structure, including the creation of Brand President roles for Bed Bath & Beyond and buybuy BABY to lead merchandising, planning, brand marketing, site merchandising and stores for each banner. Aligned with these new roles, we removed layers to create greater efficiency in decision-making and better align to the size of our business, while also leveraging and elevating internal talent combined with external talent across our leadership team. These changes have enabled more direct engagement with Associates, customers and supplier partners, promoted accountability, and supported more efficient and productive change.

Our goal is to build trust and accountability for every Associate throughout our organization. In 2022, we engaged Associates more frequently, and farther across our enterprise, by holding our first global town hall meetings. At the extended leadership team level, we increased the frequency of connection, including scheduled and impromptu meetings, panel discussions and guest speakers in addition to materials to support their growth and promote a culture of transparency as we underwent organizational and financial events under public and media scrutiny. Additionally, we continue to build community through our Associate Resource Groups (ARGs): Asian American Pacific Islander, Beyond Black Associate Coalition, Hispanic/ LatinX, LGBTQ+, Wellness and Women’s, and for the first time in our history, our Board is led by a female Chair and we are led by a female President and Chief Executive Officer. We monitor the representation of women and racially or ethnically diverse associates at all levels of our organization and our progress toward our 2030 goals of 50% female and 25% racial and ethnic diversity at each level.

The health and wellbeing of our Associates and customers is one of our top priorities. We implemented health, safety, and security programs in all our workplaces, including safety and security standards and policies, emergency response and crisis management protocol, and Associate training related to the risks and exposures in their areas of responsibility. We provide all Associates and their family members with benefits and resources to navigate change and support overall wellbeing. In 2022, we saw active utilization of our Beyond Wellness program (EAP) for work-life, financial and emotional support, and resources, as well as continued engagement of our mindfulness app– Headspace.

COMPENSATION GOVERNANCE PRACTICES

We continue to evaluate and enhance our executive compensation program to reflect our pay-for-performance philosophy and consider governance practices that benefit all shareholders.

What We Do

•	Align pay with our strategy, performance and creation of value for shareholders

•	Use an appropriate mix of fixed and variable, and short- and long-term, compensation elements

•	Pay a substantial portion of executive compensation in the form of at-risk equity-based awards (in the form of RSUs and PSUs)

•	Vary incentive payouts commensurate with results, including capping PSU award payouts based on TSR if the Company’s TSR is negative

•	Require double-trigger change in control vesting provisions

•	Maintain a Compensation Recoupment Policy

•	Maintain rigorous stock ownership guidelines for all executive officers and directors

What We Don’t Do

•	No performance goals for incentive awards that encourage excessive risk taking

•	No hedging and restricted pledging of Company stock

•	No repricing or backdating of stock options

•	No payment of dividends or dividend equivalents on unearned PSU and RSU awards

•	No excessive perquisites or other supplemental benefits

•	No excise tax gross-ups on severance payments

How We Design Our Executive Compensation Program

In fiscal 2022, we have continued to focus our design of the executive compensation program on the following principles:

Customer Inspired	Omni-Always	Talent-Focused	Performance-Driven
We unlock the value delivered to our leaders and our shareholders when we deliver on our promise to inspire our customers to home, happier—they are the center of all we do.	To accelerate the evolution of our business with an integrated approach of both brick & mortar and digital, we take a multi-faceted and holistic approach to making compensation decisions. We consider numerous factors, including market practice and benchmarking but also role and specific talent markets, individual performance and potential and internal equity.	We invest in attracting and retaining the talent required to deliver on our customer and shareholder promise to re-establish our authority as the preferred omni-channel home destination.	We align a majority of the compensation of our leaders to quantifiable performance goals, emphasizing long-term value allowing us to unlock balanced durable growth and strong sustainable total shareholder growth.

FISCAL 2022 ENGAGEMENT

Say-On-Pay and How We Consider Feedback

At the 2022 Annual Meeting, our executive compensation program received advisory approval of approximately 92% of the shares voted. We believe the consistent improvement in say-on-pay results over the last several years reflects the development by the Committee of a pay-for-performance philosophy and a framework that became the basis of our compensation design pillars. The Committee considers the results of the say-on-pay vote as part of its decision-making process and is committed to remaining responsive to shareholder priorities, with the goal of earning consistent high levels of shareholder support.

At the outset of fiscal 2022, we reached out to our top shareholders, representing the majority of our total shares outstanding, including index funds, hedge funds, public pension funds and actively-managed funds. The Chair of the Board, members of the Board and management participated in virtual and telephone meetings with the majority of our largest shareholders.

Going forward, our intention is to continue our shareholder, financial stakeholder, and vendor outreach and maintain a regular cadence of two-way communication opportunities, as we continue to understand priorities from all perspectives. In connection with these efforts, we intend to maintain a regular, ongoing governance outreach program overseen by our Board, which will include engagement on executive compensation matters and other relevant topics.

EXECUTIVE COMPENSATION PROGRAM ELEMENTS IN FISCAL 2022

Our fiscal 2022 performance-driven compensation program for the NEOs and certain other key executives included the following elements:

———————————————-Total Direct Compensation———————————-
Base Salary	STIP	Long-Term Incentive	Retirement & Other Benefits
• Fixed • Delivered in cash

•  Variable

•  Delivered in cash

•  Rewards achievement against objective, pre-established performance metrics aligned with short-term strategic priorities

•  Incentivizes retention during critical transformation period

•  Variable

•  Aligns the interest of associates and shareholders

•  Incentivizes retention during critical transformation period

•  PSUs reward achievement against objective, pre-established performance metrics aligned with strategic imperatives

• Health plan • Limited perquisites

The Committee focuses primarily on the elements of total direct compensation, including base salary, short- and long-term incentives, when structuring and assessing compensation for the leadership team. We aim to set target total direct compensation and related elements generally at a reasonable range around the median of our peer group, but we also consider role and specific talent markets, internal equity, and individual performance and potential. For more information on our peer group and benchmarking, see “our compensation decision-making process.”

Base Salary

Base salaries represent fixed cash compensation tied to the size, scope and complexity of each executive’s position and the depth of each executive’s experience. The Committee considered these factors in setting base salaries that would attract and retain executives leading the Company’s transformation.

The Committee reviews base salaries for executives on an annual basis to determine whether salaries remain appropriate. This annual review considers each executive’s performance, as well as the results of peer group benchmarking. Any approved adjustments generally become effective in the first quarter of the applicable fiscal year.

Base salaries for NEOs during fiscal 2022 are as set forth below:

Named Executive Officer	Base Salary(1)		Base Salary at 2022 FYE
Sue Gove	$1,400,000	(2)	$1,400,000
Laura Crossen	$712,500	(3)	$712,500
Mara Sirhal	$550,000	(4)	$600,000	(5)
Lynda Markoe	$600,000		$600,000
Patricia Wu	$550,000	(6)	$550,000
Mark Tritton	$1,230,000		—
Gustavo Arnal	$775,000		—
John Hartmann	$1,000,000		—
Joseph Hartsig	$770,000		—

(1)	Reflects the Base Salary of each NEO at the time they commenced their principle position, except as otherwise noted.

(2)	Reflects Ms. Gove’s base salary during the time she served as Interim CEO.
(3)	Reflects Ms. Crossen’s base salary as of the time she served as Interim CFO.
(4)	Reflects Ms. Sirhal’s base salary effective with her promotion to Executive Vice President, Chief Merchandising Officer and General Manager of Harmon Face Values.
(5)	Reflects a salary increase following Ms. Sirhal’s promotion to Executive Vice President, Brand President, Bed Bath & Beyond.
(6)	Reflects base salary effective with Ms. Wu’s promotion to Executive Vice President, Brand President of buybuy BABY.

Short-Term Incentive Compensation

For fiscal 2022, the Committee continued the use of its performance-based cash STIP to provide short-term variable pay tied to an appropriate mix of challenging, quantitative objectives. Changes in our leadership team during fiscal 2022 and the implementation of a comprehensive strategic plan described above in Repositioning Our Business for Long-Term Success resulted in the Committee adopting a change to the overall structure of our performance-based cash STIP from an annual program to a half-year program. While the overall structure of the STIP changed for fiscal 2022, the program’s performance measures continued to be based on two metrics: Adjusted EBITDA (weighted at 70%) and comparable sales growth (weighted at 30%).

ADJUSTED EBITDA*	EBITDA is a common metric used to assess operating performance, particularly for our peer retail companies. We selected adjusted EBITDA (70%) because we believe it directly measures achievement against our collective strategic goals, including sales growth, margin expansion and cost control.

COMPARABLE SALES GROWTH	Comparable sales growth (30%) aligns with our strategy and takes into account our revenue base and rightsizing of our store fleet.

*	Adjusted EBITDA is a non-GAAP financial measure. For more information, see “Reconciliation of GAAP to non-GAAP measures for Fiscal 2022.”

The target adjusted EBITDA goal required improved performance over fiscal 2021 results. Comparable sales growth, by nature of the measure, required year-over-year improvement. Achievement of maximum-level payouts for both goals required significantly exceeding the operating plans in place at the time the goals were approved.

Evolution of Our Short-Term Incentive Program into a Half-Year Program

Our STIP for fiscal 2022 (the “Annual STIP”) commenced as an annual program tied to the achievement of Adjusted EBITDA (weighted at 70%) and comparable sales growth (weighted at 30%), with a 10% kicker based on achievement of store traffic goals, a leading indicator for sales. At the time that the Committee considered and approved the design of the Annual STIP in early fiscal 2022, the annual structure was determined to be appropriate in light of our strategic goals and business plan for the year.

As discussed above in Repositioning Our Business for Long-Term Success, the Company underwent significant changes during fiscal 2022 as a result of shifts in leadership, the Company’s financial position, and the refocusing of our strategy. In light of these major changes, the Committee determined in August 2022, after significant discussion and with the guidance of our independent consultant, that the structure of the Annual STIP should be changed from an annual program to a half-year program (the “H2 STIP”), to better align the efforts of our leadership team with our comprehensive turnaround strategy.

In connection with STIP re-design from the Annual STIP to the H2 STIP, the Committee worked closely with its independent compensation consultant to approve challenging goals that would require significant progress toward our strategic transformation milestones

Performance goals for H2 STIP remained tied to achievement of Adjusted EBITDA and comparable sales growth, with achievement measured for the second half of the year. Under the H2 STIP, achievement at target performance would entitle participants to 70% of the target payout that would have been payable under the Annual STIP. Following the shift to the H2 STIP, participants were no longer entitled to payments under the Annual STIP.

	Annual STIP			H2 STIP
	Threshold (25%)	Target (100%)	Maximum (200%)	Threshold N/A	Target (100%)	Maximum (200%)
Adjusted EBITDA (70%)	$350M	$425M	$500M	N/A	$54M	$114M
Comparable Sales Growth (30%)	-2%	1%	5%	N/A	-16%	-10%
Store traffic goals	Up to 10% kicker			Eliminated

As outlined above, Adjusted EBITDA and comparable sales growth (and their relative weighting) remained as the performance metrics under the H2 STIP, but the store traffic goal was eliminated and threshold eligibility for payout was removed. Additionally, under the H2 STIP, failure to achieve the Adjusted EBITDA target would result in zero payout, even if the comparable sales growth target was met or exceeded.

Our NEOs were eligible to earn payments under the STIP, with target bonus amounts based on a percentage of base salary as set forth in the table below:

Named Executive Officer	Target Bonus(1)		Target Bonus at 2022 FYE(1)
Sue Gove	—	(2)	150	%(3)
Laura Crossen(8)	70%		70%
Mara Sirhal(8)	70	%(4)	75	%(5)
Lynda Markoe	60%		70	%6)
Patricia Wu(8)	75	%(7)	75%
Mark Tritton	175%		—
Gustavo Arnal	85%		—
John Hartmann	125%		—
Joseph Hartsig	80%		—

(1)

Reflects the target bonus opportunity for each NEO expressed as a percentage of their Base Salary. Percentages reflected in the “Target Bonus” column reflect the target bonus percentage in effect at the time they commenced their principal position, except as otherwise noted.

(2)	Ms. Gove was not eligible for a bonus during the time she served as the Interim Chief Executive Officer.
(3)	Ms. Gove became eligible to participate in the H2 STIP in connection with her appointment to the role of Chief Executive Officer and President.
(4)	Reflects Ms. Sirhal’s target bonus opportunity following her promotion to Executive Vice President, Chief Merchandising Officer and General Manager, Harmon Face Values.
(5)	Ms. Sirhal’s target bonus opportunity increased in connection with her promotion to Executive Vice President, Brand President, Bed Bath & Beyond.
(6)	Reflects a merit-based adjustment to Ms. Markoe’s target bonus opportunity.
(7)	Reflects Ms. Wu’s target bonus opportunity following her promotion to Executive Vice President, Brand President of buybuy BABY.
(8)

At the start of fiscal 2022, Ms. Crossen, Ms. Sirhal and Ms. Wu were eligible to participate in the Non-LT STIP which is further described below in the footnote 5 to the Grant of Plan Based Awards for Fiscal 2022 table.

Based on current projections, we do not expect that our NEOs will receive any payments under the H2 STIP.

We have modified our annual bonus program for fiscal 2023 to more closely align our NEOs’ financial interests with short-term company performance. Our NEOs will have the opportunity to earn 25% of their target bonus opportunity based on company performance in each fiscal quarter during fiscal 2023, with a “catch up” feature that measures full year performance.

Long-Term Incentive Compensation

Our long-term incentive program is designed to focus our executives on increasing shareholder value, to reward their contributions to our sustainable, long-term growth and performance, and to attract and retain key talent. For 2022, the Committee approved long-term incentive grants for our NEOs, consisting of a mix of PSUs and time-vested RSUs.

Considerations for Fiscal 2022 LTI Mix	PSUs (60%)	RSUs (40%)
In determining the split between PSUs and RSUs, the Committee considered: • the emphasis on performance-based, at-risk pay; and • the goal of aligning executive and shareholder interests.	Fiscal 2022 PSUs are earned based on the results of a three-year adjusted gross margin (50%) and three-year relative TSR (50%). Payouts for PSUs based on relative TSR are also subject to a TSR “regulator” that caps award payouts at 100% of target if our TSR over the performance period is negative.	Time-vested cash-settled RSUs vest ratably on the first, second and third anniversary of the date of grant, generally subject to the executive’s continued employment through such date.

The Committee approved target long-term incentive award values for each NEO as detailed below. These values are determined in connection with the benchmarking and setting of target total direct compensation and related compensation elements for each NEO, as contemplated in applicable employment agreements. For more information, see “executive compensation program elements.”

Named Executive Officer	Fiscal 2022 Target LTI Value
Sue Gove	$5,300,000	*
Laura Crossen	$712,500
Mara Sirhal	$1,050,000
Lynda Markoe	$960,000
Patricia Wu	$880,000
Mark Tritton	$7,700,000
Gustavo Arnal	$1,937,500
John Hartmann	$3,500,000
Joseph Hartsig	$1,750,000

*

Includes the target value of the equity awards granted to Ms. Gove of (i) $2,600,000 (in connection with her appointment as Interim CEO) and (ii) $2,700,000 (in connection with her appointment as CEO and President). The award made in connection her appointment as Interim CEO consisted solely of cash-settled time-vesting RSUs.

2022 PSUs—Grants

The Committee selected adjusted gross margin and relative TSR as the performance metrics, with equal weighting, for the 2022 PSUs and established: (i) for adjusted gross margin, aggressive threshold, target and maximum performance goals and related payout percentages based on achievement (the “AGM PSUs”) and (2) for relative TSR, payout percentages based on achievement versus other peer retailers (the “TSR PSUs”). As noted in our compensation design pillars, the peer group for performance comparisons is the same as the peer group used for benchmarking. To further enhance shareholder alignment, the Committee continued its past practice of capping payouts of 2022 PSUs based on relative TSR at target (regardless of relative performance) if our absolute TSR over the performance period is negative.

ADJUSTED GROSS MARGIN*	Adjusted gross margin is a key component of our transformation strategy and reflects achievement across all our critical drivers, including digital growth, assortment balance, cost and sourcing savings and fulfillment cost optimization. We believe that gross margin is critical to long-term value creation.

RELATIVE TSR	Relative TSR rewards shareholder returns and long-term performance relative to our peer group, and we believe also provides the right balance with our annual incentive metrics focusing on near-term strategic priorities. The risk of any excessive payouts in the event we are not delivering value to our shareholders is controlled by the cap on payouts at target in the event absolute TSR over the performance period is negative.

*	Adjusted gross margin is a non-GAAP financial measure. For more information, see “Reconciliation of GAAP to non-GAAP measures for Fiscal 2022.”

How We Set Our PSU Performance Goals

We set challenging threshold, target and maximum adjusted gross margin goals. The payout scale for AGM PSUs based on adjusted gross margin ranges from 50% (threshold) to 200% (maximum).

We require TSR performance above the 50th percentile of our peer group for target payout (55th percentile). This performance hurdle is higher than typical market practice and reflects robust goal-setting. For the TSR-based PSUs, the Committee used a 25% (threshold) to 200% (maximum) payout scale for fiscal 2022 (based on performance relative to our peer group as set forth in the chart below) to continue to align with market practice and our pay-for-performance culture. The Committee also focused on carefully and thoughtfully identifying our peer group, including retailers with business characteristics similar to ours and companies of appropriate sizes in terms of revenue and market capitalization.

	Threshold	Target	Maximum
Achievement Percentile (Peer Group)	30th Percentile	55th Percentile	≥ 80th Percentile
Payout %	25%	100%	200%*

*	If absolute TSR is negative, payout percentage is capped at 100%, regardless of relative peer group achievement percentile

2019 and 2022 PSUs Payouts

In May 2022, the Committee verified the results for the Company’s 2019 PSUs and verified that the achievement of EBITDA and performance goals for these PSUs were not met, and they were paid out at 9%.

Based on current projections, the 2022 PSUs are not expected to vest.

Retention and Recognition Awards

In late fiscal 2022, the Company’s challenges accelerated amidst ongoing and significant organizational and financial events that created unprecedented uncertainty for our organization and to address this, the Committee engaged in robust discussions with an independent compensation consultant, Willis Towers Watson, about retention strategies for key employees during this critical time. To stabilize the leadership of our organization and ensure the continuity of work needed to drive the business during this time, in February 2023, the Committee awarded special one-time retention awards to Messrs. Gove, Crossen, Sirhal, Markoe and Wu equal to $1,018,000; $360,000, $314,000; $305,000; and $287,000, respectively. The terms of each one-time retention bonus provide that each NEO is required to pay the full amount if the NEO’s employment is terminated other than by the Company without Cause or due to the NEO’s death or Disability (each, as defined in the applicable bonus agreement) prior to the vesting date specified in the applicable agreement.

Additionally, in May of 2022, in recognition of their commitment and leadership in accelerating improvement in driving our customer centered turnaround strategy and delivering key results aligned with the business plan, the Committee awarded special one-time recognition awards to Messrs. Crossen, Sirhal and Wu equal to $128,125; $106,250; and $112,500, respectively.

The terms of each one-time recognition award provide for pay the full repayment of amount if the NEO voluntarily resigns or is terminated by the Company for any reason other than for Cause (as defined in the applicable bonus agreement) prior to one year from the date of payment, subject to proration based on days of service through the termination date.

Ms. Sirhal additionally received a a cash sign-on bonus of $220,000 in connection with her promotion to Executive Vice President of Bed, Bath & Beyond in June 2022.

Retirement and Other Benefits

The NEOs generally are entitled to the same retirement and other benefits offered to all Bed Bath & Beyond associates. The cost of these benefits constitutes a small percentage of each NEO’s total compensation. Key benefits include paid vacation, premiums paid for short- and long-term disability insurance, and payment of a portion of the NEO’s premiums for healthcare and basic life insurance. We do not provide any pension or retirement benefits, other than the 401(k) plan, or any nonqualified deferred compensation plans.

We generally have provided our leadership team with certain perquisites, including an automobile allowance and an annual financial planning benefit, and, only for Ms. Gove, reimbursement of commuting expenses on a tax-neutral basis, as further described below. The Committee believes such limited perquisites are reasonable and consistent with our overall objective of attracting and retaining talented NEOs.

See the “all other compensation” column in the Summary Compensation Table for further information regarding these benefits and perquisites, and the “potential payments upon termination or change in control” table for information regarding termination and change in control payments and benefits.

Elements of Compensation for Ms. Gove following Appointment as Interim CEO and Permanent President and CEO

In connection with Ms. Gove’s appointment as the Company’s Interim CEO effective June 23, 2022, after research and review of compensation arrangements provided to other interim retail company CEO roles filled by an existing member of the applicable company’s board of directors and discussions with its independent consultant, the Committee approved the terms of Ms. Gove’s Interim CEO offer. The terms of her offer entitled her to receive an annual base salary of $1,400,000 and a grant of cash-settled RSUs with a target grant date value of $2,600,000 that will vest on the first anniversary of the grant date, subject to Ms. Gove’s continued employment through the vesting date (subject to forfeiture provision upon certain terminations of employment, as described in “Potential Payments Upon Termination or Change in Control—Executive Change in Control Severance Plan.”)

In connection with Ms. Gove’s appointment as the Company’s permanent President and CEO, the Committee reviewed pay arrangements for similarly situated CEO roles from companies in the revised compensation benchmarking peer group (as noted below), as provided by the independent consultant. After thorough discussions, the Company entered into an employment agreement with Ms. Gove effective October 24, 2022, which replaced the terms of the original offer letter, under which Ms. Gove was entitled to continue receiving a base salary of $1,400,000 and was eligible to earn an H2 STIP (as defined below) and was awarded PSUs with a target value of $2,700,000.

Additionally, with the termination of Mr. Tritton, the Board of Directors unanimously appointed Ms. Gove Interim CEO with the understanding that, effective immediately, Ms. Gove would spend the substantial portion of each week at headquarters in New Jersey and regularly commute from her home in Texas to facilitate optimal execution of a new, comprehensive strategic plan and expeditiously revamp and solidify the new leadership team. Therefore, commuting expense reimbursements for Ms. Gove were provided on a tax-neutral basis. This arrangement was further ratified as part of Ms. Gove assuming the role of permanent President and CEO.

OUR COMPENSATION DECISION-MAKING PROCESS

Role of the People, Culture and Compensation Committee

The Committee, which is comprised entirely of independent directors, reviews and establishes our management compensation and benefits philosophy, policies, plans and programs. In this role, the Committee is responsible for considering and determining all matters relating to the compensation of the CEO and other executive officers, including the NEOs, as well as administering and functioning as the committee authorized to make grants and awards of equity compensation to our NEOs. Pursuant to its charter, the Committee may form subcommittees and delegate its authority to any such subcommittee or to any designated officer of the Company as it deems appropriate, to the extent permitted by law or by applicable policies and rules of the Company. The Chair of the Board attends committee meetings.

Role of Management

Meetings of the Committee have been regularly attended by our Chief People & Culture Officer and other members of our People & Culture management team. Our CEO also provides input as requested and, together with our CFO, contributes to the discussion of our internal operating budget and related calculation of goals for our incentive plans.

Role of Independent Compensation Consultant[s]

In fiscal 2022, the Committee engaged the services of an independent compensation consultant, Meridian Compensation Partners, LLC (Meridian). Meridian reports directly to the Committee and attended meetings during the year, as requested by the Committee Chair. Meridian assisted with the development of competitive market data and benchmarking, helped the Committee design and implement our revised incentive compensation programs and provided information on trends and emerging best practices. Meridian has not served the Company in any other capacity except as consultant to the Committee. Additionally, in late fiscal 2022, the Committee engaged the services of Willis Towers Watson (WTW) to advise on implementation of retention strategies to retain key employees of the business.

The Committee has concluded that no conflict of interest exists (or existed) that prevents (or prevented) either Meridian or WTW from being an independent advisor to the Committee.

Benchmarking Peer Group

In October 2021, the Committee reassessed our peer group for fiscal 2022, based on a review by Meridian, and removed five companies due to size misalignment and/or non-standard pay practices.

The peer group shown below, which was used to assess competitiveness of pay levels in early fiscal 2022, consists primarily of retailers with business characteristics similar to the Company. The Committee also considered various size parameters, including revenue and market capitalization.

Based on the parameters reviewed, the following 17 companies (our Peer Group) were identified as competitors for business, talent or both. We aim to set target total direct compensation and related elements generally at the median range for our peer group, but also consider role and specific talent markets, internal equity, and individual performance and potential.

Fiscal 2022 Peer Group

Advance Auto Parts, Inc.	Foot Locker, Inc.	The Gap, Inc.
AutoZone, Inc.	Kohl’s Corporation	The ODP Corporation
Bath & Body Works, Inc.	Macy’s, Inc.*	Tractor Supply Company
Big Lots, Inc.	Nordstrom, Inc.	Ulta Beauty, Inc.
Burlington Stores, Inc.	O’Reilly Automotive, Inc.	Williams-Sonoma, Inc.
Dick’s Sporting Goods, Inc..	Ross Stores, Inc.
* For fiscal 2023 peer group, Macy’s, Inc. was removed and Five Below, Inc. and Academy were added.

The Committee continues to annually assess the peer group to ensure it remains consistent with the Company’s size and business characteristics. The Committee reviews market data from compensation surveys to benchmark pay for executive officer positions when relevant Peer Group data are not available.

In October 2022, the Committee conducted its annual review of the peer group, at which time it approved the following changes in an effort to position BBBY more closely to the median of the group in terms of revenues:

-	Removed Macy’s and added Five Below, Inc. and Academy Sports and Outdoors, Inc.

This revised Peer Group was used to assess competitiveness of compensation for roles (including Ms. Gove) that were hired or promoted in the later part of the fiscal year.

ADDITIONAL COMPENSATION INFORMATION

Employment Agreements and Severance Policy

We have entered into employment agreements with our NEOs that set forth generally the elements of compensation discussed above and provide for termination payments in qualifying termination scenarios. We believe that it is in the best interests of the Company and its shareholders to enter into these employment arrangements as they provide a level of certainty to the Company and our executives on their fixed compensation and termination entitlements. Our NEOs are also entitled to severance under the Executive Change in Control Severance Plan that, similar to those of benchmarked peers, provides for enhanced cash severance to be paid to members of the Company’s executive leadership team (other than Ms. Gove) and specific other employees as a result of certain events that would trigger a change in control of the Company, as defined therein, and based on a tier system, subject to limitations thereunder, which provide that maximum payouts shall be limited to such amounts as would not require shareholder approval. For more information, see “Potential Payments Upon Termination or Change in Control—Executive Change in Control Severance Plan.”

Impact of Accounting and Tax Considerations

The Committee considers various accounting and tax implications of cash, equity-based and other compensation.

When determining the amounts of equity-based awards to be granted, the Committee examines the accounting cost associated with the grants. Under ASC 718, grants of stock options, PSUs and other equity-based awards result in an accounting charge for the Company equal to the fair value of the awards being granted.

Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”), generally disallows a federal income tax deduction for compensation in excess of $1 million in any taxable year paid to certain covered executive officers. There is limited transitional relief for “qualified performance-based compensation” and certain other items of compensation that were in place before November 2, 2017. While the Committee generally considers this limit when determining executive compensation, the Committee reserves the discretion to decide that it is appropriate to exceed the limitation on deductibility so we have the flexibility to attract and retain talented executives and to ensure those executives are compensated in a manner that is consistent with the best interests of the Company and our shareholders. Interpretations of and changes in the tax laws and other factors beyond the Committee’s control also may affect the deductibility of compensation.

Policy on the Recovery of Incentive Compensation

We have a stand-alone Compensation Recoupment Policy regarding the recovery of incentive compensation applicable to current and former senior officers. The Compensation Recoupment Policy is a stand-alone policy to underscore the importance of these principles and generally provides that we will seek to recoup incentive-based cash and equity compensation paid or awarded to current and former senior officers, where (i) there has been a restatement of the Company’s financial results or there was an error in the calculation of the achievement of applicable performance goals, which should have resulted in no performance-based award or a lower payment relating to such performance or (ii) the Board determines in good faith that the executive engaged in conduct detrimental to the Company (including fraud causing financial or reputational harm, commission of a felony, or material breach of restrictive covenants). The full policy is available in the Governance Documents section of our Investor Relations website available at www.bedbathandbeyond.com. We are reviewing the final rule issued by the Securities and Exchange Commission implementing the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act relating to recovery of certain incentive compensation and will amend our Compensation Recoupment Policy when the NASDAQ adopts final listing standards in accordance with the final rules.

Policies Prohibiting Hedging and Pledging

We do not permit executive officers to hedge the Company’s securities, and we also restrict their ability to pledge the Company’s securities. Additional detail regarding the Company’s anti-hedging and pledging policies can be found above under the heading “Anti-Hedging and Anti-Pledging Policies.”

Compensation Risk Assessment

The Committee annually conducted a risk assessment of our compensation programs, which includes an analysis of the risk associated with our executive compensation program conducted by the Committee’s independent compensation consultant. In its review, the Committee considers the balance between pay components, measures of performance, magnitude of pay, pay caps, plan time horizons and overlapping performance cycles, program design and administration and other features that are designed to mitigate risk (such as stock ownership guidelines and a Compensation Recoupment Policy). Following its review, the Committee, with confirmation by the independent compensation consultant, makes a determination as to whether our compensation practices and policies create risks that are reasonably likely to have a material adverse effect on the Company. The last such analysis was conducted in April 2021, at which time the Committee concluded that no such risks were present. The Committee will be conducting its assessment at its next meeting in April 2023 as per its annual committee calendar.

Minimum Executive Stock Ownership Guidelines at Beginning of Fiscal 2022

We encourage our executives to own our common stock so that they share the same long-term investment risk as our shareholders. Our stock ownership guidelines require all executive officers, including our NEOs, to maintain an ongoing and substantial investment in our common stock. The guidelines are based on multiples of base salary, varying by role, as follows:

6x BASE SALARY	3x BASE SALARY		2x BASE SALARY
Chief Executive Officer	Chief Financial Officer	Chief Stores Officer	Chief Legal Officer
	Chief Operating Officer	Chief Customer Officer	Chief People and Culture Officer
	Chief Merchandising Officer	Chief Growth Officer

•

All covered individuals must hold 50% of the net after-tax shares they receive in connection with the Company’s compensation programs or pursuant to such individuals’ employment agreements until their ownership requirement is met;

•

Once the covered individual satisfies the ownership requirement, he or she is considered in compliance as long as such covered individual’s eligible holdings do not decline below the number of shares held when he or she first met the applicable ownership guideline; and

•	The price used to determine compliance with the guidelines will be the 20-day trading average at each fiscal year-end.

The Committee evaluates compliance with this policy on an annual basis. Once an executive satisfies the ownership guideline as of a measurement date, they will be considered in compliance regardless of share price fluctuations or an increase in base salary, as long as their holdings remain at or above the number of shares held at the time they first met the ownership guideline.

Reconciliation of GAAP to non-GAAP measures for Fiscal 2022

The Company reports its financial results in accordance with GAAP. The Company also reports certain non-GAAP financial measures that it believes provide management, analysts, investors and other users of the Company’s financial information with meaningful supplemental information regarding the performance of the Company’s business. These non-GAAP financial measures include, but are not limited to, adjusted earnings before interest, income taxes, depreciation and amortization (“EBITDA”). The Company also uses certain non-GAAP financial measures in its short term annual incentive compensation program. These non-GAAP financial measures should not be considered superior to, but rather in addition to other financial measures prepared by the Company in accordance with GAAP. The Company’s method of determining these non-GAAP financial measures may be different from other companies’ methods and, therefore, may not be comparable to those used by other companies and the Company does not recommend the sole use of these non-GAAP measures to assess its financial and earnings performance.

NON-GAAP RECONCILIATION

RECONCILIATION OF NET (LOSS) INCOME TO EBITDA AND ADJUSTED EBITDA

(IN MILLIONS)

(UNAUDITED)

Twelve Months Ended February 25, 2023(1)
Excluding
	Reported	(Gain) loss on sale of businesses	(Gain) loss on sale of property	Restructuring and transformation expenses	Impairment Charges	Gain on extinguishment of debt	Total income tax impact	Total impact	Adjusted
Net (loss) income
Depreciation and amortization
Gain on extinguishment of debt
Interest expense
(Benefit) provision for income taxes
EBITDA

(1)	To be updated following the completion of the fiscal 2022 financial statements.

EXECUTIVE COMPENSATION

Compensation Tables

Summary Compensation Table for Fiscal 2022, Fiscal 2021 and Fiscal 2020

The following table sets forth information concerning the compensation of the Company’s NEOs for the last three completed fiscal years.

Name and Principal Position	Year	Salary(1) ($)	Bonus ($)		Stock Awards(2)(3) ($)	Non-Equity Incentive Plan Compensation(4) ($)	All Other Compensation(5) ($)	Total ($)
Sue Gove(6)	2022	899,231	1,018,000	(14)(19)	2,637,797	—	226,499	4,781,527
President and Chief Executive Officer
Mark J. Tritton(7)	2022	444,692	—		3,714,867	—	6,765,000	10,935,521
Former President and Chief Executive Officer	2021	1,225,385	0		8,351,225	0	199,012	9,775,622
	2020	1,144,615	710,000		6,931,834	2,700,000	1,440,503	12,926,952
Laura Crossen(8)	2022	601,731	488,125	(15)(19)	334,958	—	4,200
Principal Financial Officer and Executive Vice President, Chief Accounting Officer
Gustavo Arnal(9)	2022	432,212	—		934,742	—	34,577	1,401,530
Former Executive Vice President, Chief Financial Officer	2021	775,000	0		2,101,371	0	37,094	2,913,465
	2020	611,058	—		2,740,375	988,125	310,841	4,650,399
John Hartmann	2022	550,000			1,688,572	—	3,386,951	5,625,523
Chief Operating Officer and President, buybuy BABY	2021	1,000,000	0		3,796,011	0	545,649	5,341,660
	2020	750,000	687,500		6,635,377	1,473,214	103,553	9,649,644
Joseph Hartsig(10)	2022	261,154	—		844,291	—	1,271,357	2,376,802
Executive Vice President, Chief Merchandising Officer, and President, Harmon Stores Inc.	2021	700,000	70,000		1,897,993	0	208,798	2,876,790
	2020	635,385	260,000		2,556,051	420,000	61,974	3,933,410

Mara Sirhal(11)	2022	526,923	640,250	(16)(19)	512,202	—	15,589	1,694,964
Executive Vice President and Brand President of Bed Bath & Beyond
Lynda Markoe(12)	2022	600,000	305,000	(17)(19)	463,156	—	28,756	1,369,912
Executive Vice President, Chief People and Culture Officer
Patricia Wu(13)	2022	496,154	399,500	(18)(19)	431,889	—	62,500	1,390,042
Executive Vice President and Brand President of buybuy BABY

(1)

Except as otherwise described in this Summary Compensation Table, salaries to NEOs were paid in cash in fiscal 2022, fiscal 2021, and fiscal 2020. See “Compensation Discussion and Analysis— Fiscal 2022 Base Salary Values” for details about increases to salary during fiscal 2022.

(2)

The value of stock awards represents their respective total fair value on the date of grant calculated in accordance with ASC 718, without regard to the estimated forfeiture related to service-based vesting conditions, and in the case of PSUs, is based on the performance conditions applicable to such PSUs being achieved at the target payout level, which was determined to be the probable outcome as of the grant date. For liability-classified awards, such as cash-settled RSUs, fair values are determined based on the closing price of our common stock on the grant date and are remeasured based on the closing price of our common stock at the end of each reporting period through the date of settlement. All assumptions made in the valuations are contained and described in Note 15 to the Company’s consolidated financial statements in the Company’s Form 10-K for fiscal 2021 and to be contained the Company’s forthcoming financial statements for fiscal 2022 once completed. Stock awards are rounded up to the nearest whole share when converted from dollars to shares. The amounts shown in the table reflect the total fair value on the date of grant and do not necessarily reflect the actual value, if any, that may be realized by the NEOs.

(3)

The value of stock awards consists of (i) PSU and RSU awards granted in fiscal 2022 to Messrs. Gove, Tritton, Crossen, Arnal, Hartmann, Hartsig, Sirhal, Markoe and Wu (ii) PSU and RSU awards granted in fiscal 2021 to Messrs. Tritton, Arnal, Hartmann and Hartsig and (iii) PSU and RSU awards granted in fiscal 2021 to Messrs. Tritton, Arnal, Hartmann and Hartsig in fiscal 2020.

The fair value of the PSU awards that have not yet been certified is reported at 100% of target, which is the estimated outcome of performance conditions associated with the PSU awards on the grant date. If the Company achieves the highest level of performance for the PSU awards granted in fiscal 2022, then the fair value of such PSU awards would be $4,080,594, $6,833,124, $379,004, $1,719,363, $3,105,956, $1,552,989, $706,580, $851,931 and $6,04,842 for Gove, Tritton, Crossen, Arnal, Hartmann, Hartsig, Sirhal, Markoe and Wu, respectively. If the Company achieves the highest level of performance for the PSU awards granted in fiscal 2021, then the fair value of such PSU awards would be $10,528,298, $2,649,156, $4,785,599, and $2,392,774 for Messrs. Tritton, Arnal, Hartmann, and Hartsig respectively. If the Company achieves the highest level of performance for the PSU awards granted in fiscal 2020, then the fair value of such PSU awards would be $3,051,466, $844,608, $1,525,738 and $762,874 for Messrs. Tritton, Arnal, Hartmann and Hartsig, respectively

(4)

For fiscal 2022 the People, Culture and Compensation Committee set performance objectives under the company’s short term incentive program of adjusted EBITDA and comparable sales growth under the STIP. Based on the People, Culture and Compensation Committee’s certification of performance results, no amounts were paid under the STIP for fiscal 2022.

(5)	All Other Compensation for fiscal 2022 includes the following:

Inter alia, dividends or dividend equivalents on equity-based awards based on the amounts paid to all shareholders as of the record date for each dividend declared.

Ms. Gove: (i) $96,546 in commuting expenses and $93,401 in a tax gross-up with respect to such amount and (ii) $36,552 in fees earned for service as a director prior to her appointment as Interim Chief Executive Officer.

Mr. Tritton: (i) severance of $6,765,000 (for details, see “Potential Payments upon Termination or Change in Control”) and (ii) car allowance of $10,962. Ms. Crossen: (i) a payment for cell phone and (ii) total dividend income of $3,600.

Mr. Arnal: (i) car allowance of $15,702, (ii) $2,500 payment for financial planning benefits (iii) $16,000 payment for relocation assistance benefits and (iv) a $375 payment for cell phone benefits.

Mr. Hartmann: (i) severance of $3,375,000, (ii) car allowance of $11,601 and (iii) a $350 payment for cell phone benefits.

Mr. Hartsig: (i) severance of $1,260,000, (ii) car allowance of $7,478 (iii) $3,699 payment for financial planning benefits and (iv) a $200 payment for cell phone benefits.

Ms. Sirhal: a car allowance of $15,589.

Ms. Markoe: (i) a car allowance of $28,156 and (ii) a $600 payment for cell phone benefits.

Ms. Wu: payment for her relocation assistance benefits of $62,500.

(6)	Ms. Gove commenced employment as President and Chief Executive Officer of the Company, effective as of June 23, 2022.
(7)	Mr. Tritton’s employment with the Company terminated effective June 23, 2022.
(8)	Ms. Crossen commenced employment as the Chief Financial Officer, effective as of September 5, 2022 and served until February 2, 2023.
(9)	Mr. Arnal commenced employment as Executive Vice President, Chief Financial Officer of the Company, effective as of May 4, 2020 and served until his passing on September 2, 2022.
(10)	Mr. Hartsig’s employment was terminated by the Company on June 29, 2022.
(11)	Ms. Sirhal was appointed Executive Vice President and Brand President of Bed Bath & Beyond on August 31, 2022.
(12)	Ms. Markoe joined the Company as Executive Vice President, Chief People and Culture Officer on September 28, 2020.
(13)	Ms. Wu was appointed Executive Vice President and Brand President of buybuy BABY on August 31, 2022.
(14)	Amount represents retention bonus.
(15)	Amount represents a one-time retention bonus of $360,000 and a one-time recognition award of $128,125.
(16)	Amount represents a sign-on bonus of $220,000, a one-time retention bonus of $314,000 and a one-time recognition award of $106,250.
(17)	Amount represents a one-time retention bonus.
(18)	Amount represents a one-time retention bonus of $287,000 and one-time recognition award of $112,500.
(19)

The terms of each one-time retention bonus provide that each NEO is required to pay the full amount if the NEO’s employment is terminated by the Company without Cause or due to the NEO’s death or Disability (each, as defined in the applicable bonus agreement) prior to June 8, 2023. The terms of each one-time recognition award provide for pay the full repayment of amount if the NEO voluntarily resigns or is terminated by the Company for any reason other than for Cause (as defined in the applicable bonus agreement) prior to one year from the date of payment, subject to proration based on days of service through the termination date.

Grants of Plan Based Awards for Fiscal 2022

Grants of Non-Equity Incentive Plan Awards, Restricted Stock Awards, Restricted Stock Units and Performance Stock Units for Fiscal 2022

The following table sets forth information with respect to non-equity incentive plan awards and restricted stock (RSAs), RSUs and PSUs awarded during fiscal 2022 to each of the NEOs under the 2018 Plan and 2012 Plan.

Name	Grant Date		Estimated Potential Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards(2) ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold(1) (#)	Target(1) (#)	Maximum(1) (#)
Sue Gove	10/24/2022	(5)	—	1,470,000	2,940,000	—	—	—	—	—
	12/22/2022	(6)	—	—	—	197,369	394,737	789,474	—	1,211,349
	12/12/2022	(7)	—	—	—	98,684	394,737	789,474	—	828,948
	7/14/2022	(8)	—	—	—	—	—	—	9,592	46,953
	6/29/2022	(9)	—	—	—	—	—	—	355,192	550,548
Mark J. Tritton	3/25/2022	(3)	538,125	2,152,500	4,305,000	—	—	—	—	—
	5/10/2022	(11)	—	—	—	72,171	144,342	288,684	—	1,521,365
	5/10/2022	(12)	—	—	—	36,085	144,341	288,682	—	1,895,197
	5/10/2022	(10)	—	—	—	—	—	—	192,455	298,305
Laura Crossen	3/25/2022	(4)	25,625	102,500	205,000	—	—	—	—	—

Name	Grant Date		Estimated Potential Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards(2) ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold(1) (#)	Target(1) (#)	Maximum(1) (#)
	8/24/2022	(5)	—	244,388	488,775	—	—	—	—	—
	5/10/2022	(11)	—	—	—	4,003	8,006	16,012	—	84,382
	5/10/2022	(12)	—	—	—	2,002	8,006	16,012	—	105,119
	5/10/2022	(10)	—	—	—	—	—	—	16,012	24,819
	7/11/2022	(13)	—	—	—	—	—	—	24,470	120,637
Gustavo Arnal	3/25/2022	(3)	164,688	658,750	1,317,500	—	—	—	—	—
	8/24/2022	(5)	—	461,125	922,250	—	—	—	—
	5/10/2022	(11)	—	—	—	18,160	36,320	72,640	—	382,813
	5/10/2022	(12)	—	—	—	9,080	36,319	72,638	—	476,868
	5/10/2022	(10)	—	—	—	—	—	—	48,426	75,060
John Hartmann	3/25/2022	(3)	312,500	1,250,000	2,500,000	—		—	—	—
	8/24/2022	(5)		461,125	922,250
	5/10/2022	(11)	—	—	—	32,805	65,609	131,218	—	691,519
	5/10/2022	(12)	—	—	—	16,403	65,610	131,220	—	861,459
	5/10/2022	(10)	—	—	—	—	—	—	87,480	135,594
Joseph Hartsig	3/25/2022	(3)	140,000	560,000	1,120,000	—	—	—	—	—
	5/10/2022	(11)	—	—	—	16,403	32,805	65,610	—	345,765
	5/10/2022	(12)	—	—	—	8,201	32,805	65,610	—	430,730
	5/10/2022	(10)	—	—	—	—	—	—	43,740	67,797
Mara Sirhal	3/25/2022	(4)	21,250	85,000	170,000	—	—	—	—	—
	8/24/2022	(5)	—	220,500	441,000	—	—	—	—	—
	5/10/2022	(11)	—	—	—	3,320	6,640	13,280	—	69,986
	5/10/2022	(12)	—	—	—	1,660	6,639	13,278	—	87,170
	7/11/2022	(6)	—	—	—	10,522	21,044	42,088	—	103,747
	7/11/2022	(7)	—	—	—	5,261	21,045	42,090	—	92,388
	5/10/2022	(10)	—	—	—	—	—	—	13,278	20,581
	7/11/2022	(13)	—	—	—	—	—	—	28,059	138,331
Lynda Markoe	3/25/2022	(3)	90,000	360,000	720,000	—	—	—	—	—
	8/24/2022	(5)	—	205,800	411,600	—	—	—	—	—
	5/10/2022	(11)	—	—	—	8,998	17,996	35,992	—	189,678
	5/10/2022	(12)	—	—	—	4,499	17,996	35,992	—	236,287
	5/10/2022	(10)	—	—	—	—	—	—	23,.994	37,191
Patricia Wu	3/25/2022	(4)	22,500	90,000	180,000	—	—	—	—	—
	8/24/2022	(5)	—	202,125	404,250	—	—	—	—	—
	5/10/2022	(11)	—	—	—	3,515	7,030	14,060	—	74,096
	5/10/2022	(10)	—	—	—	1,758	7,030	14,060	—	92,304
	12/12/2022	(5)	—	—	—	13,158	26,316	52,632	—	80,757
	12/12/2022	(6)	—	—	—	6,579	26,316	52,632	—	55,264
	5/10/2022	(8)	—	—	—	—	—	—	14,059	21,791
	12/12/2022	(11)	—	—	—	—	—	—	35,088	107,676

(1)

Number of shares when converted from dollars to shares, which number is rounded up to the nearest whole share. Amounts represent the threshold, target and maximum amounts for equity incentive plan awards with performance conditions for each NEO.

(2)

Pursuant to the SEC rules, RSA, PSU and RSU awards are valued in accordance with ASC 718. See footnote (2) to the Summary Compensation Table in this Proxy Statement. The fair value of PSU awards is reported at 100% of target, which is the estimated outcome of performance conditions associated with the PSU awards on the grant date.

(3)

Represents the threshold, target and maximum amount of the Annual STIP opportunity granted to all NEOs except Ms. Gove in March 2022. In August 2022, the Annual STIP structure was changed from an annual program to a half-year program, so that the Annual STIP applied to performance during only the first half of fiscal 2022. Following the shift to the H2 STIP, participants would no longer be entitled to payments under the Annual STIP. See footnote (4) to the Summary Compensation Table in this Proxy Statement and “Compensation Discussion and Analysis — Short-Term Incentive Compensation.”

(4)

Represents the target and maximum amount of the H2 STIP opportunity granted to Messrs. Gove, Crossen, Sirhal, Markoe, and Wu in August 2022 in connection with the shift to the half year program. Linear interpolation applies for performance above the target level of achievement, and no payout is earned if performance is below the target level of achievement. Under the H2 STIP, achievement at target performance would entitle participants thereunder to 70% of the overall target payout that would have been payable under the Annual STIP. Therefore, the amounts reported represent the target and maximum weighted at 70% of the overall target payout that would have been available under the Annual STIP. For Messrs. Crossen, Markoe, Sirhal and Wu, the amounts reported also reflect increases to base salary and/or target as a percentage of base salary between the grant of the Annual STIP in March 2022 and the grant of the H2 STIP in August 2022 in connection with mid-year promotions and/or change in responsibilities. See footnote (4) to the Summary Compensation Table in this Proxy Statement and “Compensation Discussion and Analysis — Short-Term Incentive Compensation.”
(5)

Represents an award of PSUs granted to the NEOs on July 11, 2022, and December 12, 2022 under the Company’s 2018 Plan. Vesting of these PSUs granted to the NEOs depends on (i) the achievement of the Company’s Gross Margin Percentage, and, if the Gross Margin Percentage is achieved, (ii) the NEO’s continuous employment by the Company from the grant date until the third anniversary of the grant date. The awards are capped at 200% of target achievement, with a floor of zero. PSUs are converted into shares of common stock upon payment following vesting.

(6)

Represents an award of PSUs granted to the NEOs on July 11, 2022, and December 12, 2022 under the Company’s 2018 Plan. Vesting of these PSUs granted to the NEOs depends on (i) the Company’s achievement of a three-year performance goal based on the Company’s Total Shareholder Return compared with the Company’s peer group as determined by the People, Culture and Compensation Committee of the Company’s Board of Directors, and, if the Total Shareholder Return goal is achieved, (ii) the NEOs’ continuous employment by the Company from the grant date until the third anniversary of the grant date. The awards are capped at 200% of target achievement, with a floor of zero. PSUs are converted into shares of common stock upon payment following vesting.

(7)

Represents an award of RSAs granted to Ms. Gove on July 14, 2022, under the Company’s 2018 Plan. The RSAs will vest one year from the date of grant, provided that the NEO remains continuously employed by the Company from the grant date until the vesting date.

(8)

Represents an award of RSUs granted to the NEOs on May 10, 2022 under the Company’s 2012 Plan with respect to Mr. Arnal and the 2018 Plan for each other NEO. The RSUs granted will be settled in cash, rather than in equity. The RSUs will vest in three equal annual installments beginning one year from the date of grant, provided that the NEO remains continuously employed by the Company from the grant date until the vesting date.

(9)

Represents an award of PSUs granted to the NEOs on May 10, 2022, under the Company’s 2012 Plan. Vesting of these PSUs granted to the NEOs depends on (i) the achievement of the Company’s Gross Margin Percentage, and, if the Gross Margin Percentage is achieved, (ii) the NEO’s continuous employment by the Company from the grant date until the third anniversary of the grant date. The awards are capped at 200% of target achievement, with a floor of zero. PSUs are converted into shares of common stock upon payment following vesting.

(10)

Represents an award of PSUs granted to the NEOs on May 10, 2022, under the Company’s 2012 Plan. Vesting of these PSUs granted to the NEOs depends on (i) the Company’s achievement of a three-year performance goal based on the Company’s Total Shareholder Return compared with the Company’s peer group as determined by the People, Culture and Compensation Committee of the Company’s Board of Directors, and, if the Total Shareholder Return goal is achieved, (ii) the NEOs’ continuous employment by the Company from the grant date until the third anniversary of the grant date. The awards are capped at 200% of target achievement, with a floor of zero. PSUs are converted into shares of common stock upon payment following vesting.

(11)

Represents an award of RSUs granted to the NEOs on June 29, 2022, July 11, 2022, and December 12, 2022, under the Company’s 2018 Plan. The RSUs granted will be settled in cash, rather than in equity. The RSUs will vest in three equal annual installments beginning one year from the date of grant, provided that the NEO remains continuously employed by the Company from the grant date until the vesting date.

During fiscal 2022, the Company was party to the following employment agreements with our NEOs, which each set forth the NEO’s base salary, annual bonus, participation in the Company’s long-term incentive program, participation in the Company’s benefit plans, and certain fringe benefits (each, as described in Compensation Discussion & Analysis — Executive Compensation Elements in Fiscal 2022), as well as benefits upon certain terminations of employment and restrictive covenants (as described below in Potential Payments upon Termination and Change in Control):

•

Ms. Gove: In connection with Ms. Gove’s appointment as Interim Chief Executive Officer on June 29, 2022, the Company entered into an offer letter with Ms. Gove (the “Gove Offer Letter”). On November 11. 2022, in connection with her appointment as permanent President and Chief Executive Officer of the Company, the Company entered into an employment agreement with Ms. Gove effective October 24, 2022 (which wholly superseded the Gove Offer Letter).

•	Mr. Tritton: In connection with his appointment as President and Chief Executive Officer, the Company entered into an employment agreement with Mr. Tritton on October 6, 2019.

•

Ms. Crossen: Prior to Ms. Crossen’s appointment as Interim Chief Financial Officer on September 5, 2022, Ms. Crossen’s employment as Chief Accounting Officer was governed by her Offer Letter, dated July 12, 2022 (the “Crossen Offer Letter”). In connection with her appointment as Interim Chief Financial Officer, the Company entered into an employment agreement with Ms. Crossen on September 5, 2022 for the term of her employment as the Interim Chief Financial Officer (which ended on February 2, 2023). Following Ms. Crossen’s term as the Interim Chief Financial Officer, her employment has continued to be governed by the Crossen Offer Letter.

•	Mr. Arnal: In connection with his appointment as Executive Vice President and Chief Financial Officer, the Company entered into an employment agreement with Mr. Arnal on April 24, 2020.

•

Mr. Hartmann: In connection with his appointment as Chief Operating Officer of the Company and President, buybuy BABY, the Company entered into an employment agreement with Mr. Hartmann on April 1, 2020.

•

Mr. Hartsig: In connection with his appointment as Executive Vice President, Chief Merchandising Officer of the Company and President, Harmon Stores Inc., the Company entered into an employment agreement with Mr. Hartsig on February 26, 2020.

•

Ms. Sirhal: Prior to June 29, 2022 Ms. Sirhal’s employment as Executive Vice President, Brand President, Bed Bath & Beyond was governed by the Company’s Offer Letter with Ms. Sirhal, dated December 14, 2020 (the “Sirhal Offer Letter”). The Board appointed Mara Sirhal as the Executive Vice President, Chief Merchandising Officer and General Manager, Harmon on June 29, 2022, and in connection therewith, the Company entered into an employment agreement with Ms. Sirhal (the “Sirhal Employment Agreement”) effective June 28, 2022, as amended August 31, 2022, (which wholly superseded the Sirhal Offer Letter).

•

Ms. Markoe: In connection with her appointment as Chief People and Culture Officer on July 14, 2020, the Company entered into an employment agreement with Ms. Markoe (the “Markoe Employment Agreement”) on the same date.

•	Ms. Wu: In connection with her appointment as Executive Vice President, Brand President, buybuyBaby on August 31, 2022, the Company entered into an employment agreement with Ms. Wu on the same date.

Outstanding Equity Awards at Fiscal 2022 Year-End

The following table sets forth information for each of the NEOs with respect to the value of all unvested RSUs, unvested RSAs and unvested PSUs as of February 25, 2023, the last day of fiscal 2022.

Name	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(1) ($)
Sue Gove	364,784	(2)	$558,120	789,474	(3)	$1,207,895
Mark J. Tritton	383,203	(4)	$586,301	252,573	(5)	$386,437
Laura Crossen	53,488	(6)	$81,837	26,059	(7)	$39,870
Gustavo Arnal	—		—	—		—
John Hartmann	190,415	(8)	$291,335	121,760	(9)	$186,293
Joseph Hartsig	84,385	(9)	$129,109	52,007	(10)	$79,571
Mara Sirhal	49,763	(11)	$76,137	62,230	(12)	$95,212
Lynda Markoe	69,319	(13)	$106,058	71,414	(14)	$109,263
Patricia Wu	58,977	(15)	$90,235	75,514	(16)	$115,536

(1)

Market value is based on the closing price of the Company’s common stock of $1.53 per share on February 24, 2023. See footnote (4) to the Grants of Plan Based Awards table in this Proxy Statement. PSU awards are valued at target achievement.

(2)

The amounts reflected for Ms. Gove include (i) 355,192 RSUs that will be settled in cash and vest on June 23, 2023 and (ii) 9,592 RSAs that will vest on July 14, 2023, in each case, subject to the terms, conditions and restrictions of the award agreement governing the grant;

(3)	The amounts reflected for Ms. Gove include 789,474 PSUs that will vest on May 10, 2025 subject to the terms, conditions and restrictions of the award agreement governing the grant.
(4)

The amounts reflected for Mr. Tritton include (i) 16,037 RSUs that will be settled in cash and vest as follows: (a) 5,345 RSUs vested on May 10, 2023, (b) 5,345 RSUs that will vest on May 10, 2024 and (c) 5,347 RSUs that will vest on May 10, 2025; and (ii) 367,166 RSUs that will vest as follows: (a) 5,031 RSUs vested on May 10, 2023, (b) 357,103 RSUs that will vest on June 8, 2023 and (c) 5,032 RSUs that will vest on May 10, 2024, in the case of (b) and (c) for (i) and (ii), subject to the terms, conditions and restrictions of the separation agreement governing the grant;

(5)

The amounts reflected for Mr. Tritton include and 252,573 PSUs that will vest as follows: (a) 153,044 PSUs that will vest on June 8, 2023, (b) 75,472 PSUs that will vest on May 10, 2024, and (c) 24,057 PSUs that will vest on May 10, 2024, in the case of (b) and (c), subject to the terms, conditions and restrictions of the separation agreement governing the grant.

(6)

The amounts reflected for Ms. Crossen include (i) 3,514 RSAs that will vest as follows: (a) 899 RSAs will vest on June 10, 2023, (b) 214 RSAs will vest on June 11, 2023, (c) 468 RSAs will vest on June 12, 2023, (d) 345 RSAs will vest on June 10, 2024, (e) 215 RSAs will vest on June 11, 2024, (f) 469 RSAs will vest on June 12, 2024, (g) 344 RSAs will vest on June 10, 2025, (h) 215 RSAs will vest on June 12, 2024, (i) 345 RSAs will vest on June 10, 2026, in each case, subject to the terms, conditions and restrictions of the award agreement governing the grant; and (ii) 16,012 RSUs that will be settled in cash and vest as follows: (a) 5,337 RSUs will vest on May 10, 2023, (b) 5,338 RSUs that will vest on May 10, 2024 and (c) 5,337 RSUs that will vest on May 10, 2025, in each case, subject to the terms, conditions and restrictions of the award agreement governing the grant; (iii) 33,962 RSUs that will vest as follows: (a) 3,349 RSUs will vest on May 10, 2023, (b) 8,156 RSUs that will vest on July 11, 2023, (c) 2,794 RSUs that will vest on October 14, 2023, (d) 3,349 RSUs that will vest on May 10, 2024, (e) 8,157 RSUs that will vest on July 11, 2024, (f) 8,157 RSUs that will vest on July 11, 2025, in each case, subject to the terms, conditions and restrictions of the award agreement governing the grant;

(7)

The amounts reflected for Ms. Crossen include: 26,059 PSUs that will vest as follows: (i) 10,047 PSUs that will vest on May 10, 2024, and (ii) 16,012 PSUs that will vest on May 10, 2025, in each case, subject to the terms, conditions and restrictions of the separation agreement governing the grant.

(8)

The amounts reflected for Mr. Hartmann include (i) 7,920 RSUs that will be settled in cash and vest as follows: (a) 2,430 RSUs will vest on May 10, 2023, (b) 2,430 RSUs that will vest on May 10, 2024 and (c) 2,430 RSUs that will vest on May 10, 2025, in each case, subject to the terms, conditions and restrictions of the separation agreement governing the grant; (ii) 183,125 RSUs that will vest as follows: (a) 2,287 RSUs will vest on May 10, 2023, (b) 178,551 RSUs that will vest on June 8, 2023 and (c) 2,287 RSUs that will vest on May 10, 2024, in each case, subject to the terms, conditions and restrictions of the separation agreement governing the grant;

(9)

The amounts reflected for Mr. Hartmann include 121,760 PSUs that will vest as follows: (a) 76,522 PSUs that will vest on June 8, 2023, (b) 34,304 PSUs that will vest on May 10, 2024, and (c) 10,934 PSUs that will vest on May 10, 2025, in each case, subject to the terms, conditions and restrictions of the separation agreement governing the grant.

(10)

The amounts reflected for Mr. Hartsig include (i) 1,215 RSUs that will be settled in cash and vest as follows: (a) 405 RSUs will vest on May 10, 2023, (b) 405 RSUs that will vest on May 10, 2024 and (c) 405 RSUs that will vest on May 10, 2025, in each case, subject to the terms, conditions and restrictions of the separation agreement governing the grant; (ii) 83,170 RSUs that will vest as follows: (a) 381 RSUs will vest on May 10, 2023, (b) 82,408 RSUs that will vest on June 8, 2023 and (c) 381 RSUs that will vest on May 10, 2024, in each case subject to the terms, conditions and restrictions of the separation agreement governing the grant;

(11)

The amounts reflected for Mr. Hartsig include 52,007 PSUs that will vest as follows: (a) 35,318 PSUs that will vest on June 8, 2023, (b) 14,866 PSUs that will vest on May 10, 2024 and (c) 1,823 PSUs that will vest on May 10, 2025, in each case, subject to the terms, conditions and restrictions of the separation agreement governing the grant.

(12)

The amounts reflected for Ms. Sirhal include (i) 13,278 RSUs that will be settled in cash and vest as follows: (a) 4,426 RSUs will vest on May 10, 2023, (b) 4,426 RSUs that will vest on May 10, 2024 and (c) 4,426 RSUs that will vest on May 10, 2025, in each case, subject to the terms, conditions and restrictions of the award agreement governing the grant; (ii) 36,485 RSUs that will vest as follows: (a) 2,287 RSUs will vest on May 10, 2023, (b) 9,352 RSUs that will vest on June 11, 2023, (c) 956 RSUs that will vest on September 16, 2023, (d) 1,940 RSUs that will vest on February 10, 2024, (e) 2,287 RSUs that will vest on May 10, 2024, (f) 9,353 RSUs that will vest on July 11, 2024, (g) 956 RSUs that will vest on September 16, 2024 and (h) 9,354 RSUs that will vest on July 11, 2025, in each case, subject to the terms, conditions and restrictions of the award agreement governing the grant.

(13)

The amounts reflected for Ms. Sirhal include 62,230 PSUs that will vest as follows: (a) 6,862 PSUs that will vest on May 10, 2024, (b) 13,279 PSUs that will vest on May 10, 2025, and (c) 42,089 PSUs that will vest on July 11, 2025, in each case, subject to the terms, conditions and restrictions of the award agreement governing the grant.

(14)

The amounts reflected for Ms. Markoe include (i) 23,994 RSUs that will be settled in cash and vest as follows: (a) 7,998 RSUs will vest on May 10, 2023, (b) 7,998 RSUs that will vest on May 10, 2024 and (c) 7,998 RSUs that will vest on May 10, 2025, in each case, subject to the terms, conditions and restrictions of the award agreement governing the grant; (ii) 45,325 RSUs that will vest as follows: (a) 4,391 RSUs will vest on May 10, 2023, (b) 36,543 RSUs that will vest on September 28, 2023, and (c) 4,391 RSUs that will vest on May 10, 2024, in each case, subject to the terms, conditions and restrictions of the award and agreement governing the grant.

(15)

The amounts reflected for Ms. Markoe 71,414 PSUs that will vest as follows: (a) 15,662 PSUs that will vest on September 28, 2023, (b) 19,760 PSUs that will vest on May 10, 2024, and (c) 35,992 PSUs that will vest on May 10, 2025, in each case, subject to the terms, conditions and restrictions of the award agreement governing the grant .

(16)

The amounts reflected for Ms. Wu include (i) 14,059 RSUs that will be settled in cash and vest as follows: (a) 4,686 RSUs will vest on May 10, 2023, (b) 4,687 RSUs that will vest on May 10, 2024 and (c) 4,686 RSUs that will vest on May 10, 2025, in each case, subject to the terms, conditions and restrictions of the award agreement governing the grant; (ii) 44,918 RSUs that will vest as follows: (a) 2,940 RSUs will vest on May 10, 2023, (b) 11,695 RSUs that will vest on December 12, 2023, (c) 3,949 RSUs that will vest on February 10, 2024, (d) 2,941 RSUs that will vest on May 10, 2024, (e) 11,696 RSUs that will vest on December 12, 2024 and (f) 11,697 RSUs that will vest on December 12, 2025, in each case, subject to the terms, conditions and restrictions of the award and agreement governing the grant.

(17)

The amounts reflected for Ms. Wu 75,514 PSUs that will vest as follows: (a) 8,822 PSUs that will vest on May 10, 2024, (b) 14,060 PSUs that will vest on May 10, 2025, and (c) 52,632 PSUs that will vest on December 12, 2025, in each case, subject to the terms, conditions and restrictions of the separation agreement governing the grant.

Option Exercises and Stock Vested for Fiscal 2022

Stock Awards Vested for Fiscal 2022

The following table includes certain information with respect to the vesting of stock awards by NEOs during fiscal 2022.6

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Sue Gove	—	$—
Mark J. Tritton(1)	40,252	$424,256
Laura Crossen(2)	8,072	$63,466
Gustavo Arnal(3)	488,478	$4,411,671
John Hartmann(4)	359,623	$3,328,782
Joseph Hartsig(5)	64,785	$739,231
Mara Sirhal(6)	5,184	$36,846
Lynda Markoe(7)	12,211	$95,664
Patricia Wu(8)	6,890	$40,614

(1)	Mr. Tritton acquired 40,252 shares in total on May 10, 2022, upon the vesting of previously granted RSUs.
(2)	Ms. Crosson acquired 8,072 shares in total on May 10, 2022, June 10, 2022, June 11, 2022, June 12, 2022, and October 14, 2022, upon the vesting of previously granted RSUs and RSAs.
(3)

Mr. Arnal acquired 488,478 shares in total on May 4, 2022, May 10, 2022, and September 2, 2022, upon the vesting of previously granted PSUs and RSUs. Pursuant terms of the applicable award agreements, unvested PSUs immediately vested at target upon Mr. Arnal’s passing.

(4)	Mr. Hartmann acquired 359,623 shares in total on May 10, 2022, May 18, 2022, and August 31, 2022, upon the vesting of previously granted RSUs.
(5)	Mr. Hartsig acquired 64,785 shares in total on March 4, 2022, May 10, 2022, and June 28, 2022, upon the vesting of previously granted RSUs.
(6)	Ms. Sirhal acquired 5,184 shares in total on May 10, 2022, September 16, 2022, and February 10, 2023, upon the vesting of previously granted RSUs.
(7)	Ms. Markoe acquired 12,211 shares in total on May 10, 2022, and September 28, 2022, upon the vesting of previously granted RSUs.
(8)	Ms. Wu acquired 6,890 shares in total on May 10, 2022, and February 10, 2023, upon the vesting of previously granted RSUs.

Potential Payments upon Termination or Change in Control

NEO Terminations of Employment during Fiscal 2022

During fiscal 2022, three of our NEOs terminated employment with the Company. Each NEO’s separation benefits, pursuant to the terms of each NEO’s employment agreement, are described below.

Separation Agreement with Mr. Tritton

Pursuant to the terms set forth in Mr. Tritton’s employment agreement, in connection with Mr. Tritton’s termination of employment with the Company on June 23, 2022, the Company entered into a Separation and Release Agreement with Mr. Tritton on June 27, 2022 (the “Tritton Separation Agreement”), pursuant to which, subject to a timely release of claims and continued compliance with the restricted covenants set forth in his

[6]	To check with PwC to confirm that amounts include pro-rated acceleration amounts for applicable mid-year terminations.

employment agreement dated October 6, 2019 (the “Tritton Employment Agreement”), Mr. Triton is entitled to receive (i) cash payments equal to an aggregate of $6,765,000, payable generally in ratable installments over a 24 month period following the separation date, (ii) COBRA benefits at active employee rates for 24 months following the separation date or, if earlier, the date on which Mr. Tritton receives comparable coverage from a subsequent employer or Mr. Tritton is no longer eligible to receive COBRA coverage, and (iii) a lump sum cash payment of $202,192. Mr. Tritton’s outstanding RSUs and PSUs remain subject to the terms and conditions of the applicable award agreements (see below). Pursuant to his employment agreement, Mr. Tritton is subject to non-competition and non-solicitation restrictions for two years following the separation date, as well as perpetual non-disparagement and confidentiality provisions.

Separation Agreement with Mr. Hartmann

Pursuant to the terms set forth in Mr. Hartmann’s employment agreement, in connection with Mr. Hartmann’s termination of employment with the Company on August 31, 2022, the Company entered into a Separation and Release Agreement with Mr. Hartmann, pursuant to which, subject to a timely release of claims and continued compliance with the restricted covenants set forth in his employment agreement dated April 1, 2020 (the “Hartmann Employment Agreement”), Mr. Hartmann is entitled to receive (i) cash payments equal to an aggregate of $3,275,000, payable generally in ratable installments over an 18 month period following the separation date; the Company will pay Mr. Hartmann (or his estate) any Accrued Obligations; (ii) immediate vesting in full of the unvested portion (170,664 shares) of the Hartmann Make-Whole RSU Award; (iii) up to 78 weeks of COBRA benefits at active employee rates; and (iv) six months of outplacement services. Mr. Hartmann’s outstanding RSUs and PSUs (other than the Hartmann Make-Whole RSU Award) remain subject to the terms and conditions of the applicable award agreements (see below). Pursuant to his employment agreement, Mr. Hartmann is subject to non-competition and non-solicitation restrictions for 18 months following the separation date, as well as perpetual non-disparagement and confidentiality provisions.

Mr. Arnal’s Separation Benefit

Pursuant to the terms set forth in his employment agreement and in accordance with the applicable equity award agreements, in connection with Mr. Arnal’s passing on September 2, 2022, Mr. Arnal’s estate, subject to Mr. Arnal’s estate or legal representative’s timely execution of a release of claims, all unvested RSUs and PSUs held by Mr. Arnall at the time of his passing were immediately vested (with PSUs vesting at target).

Executive Change in Control Severance Plan

Each actively employed NEO is entitled to participate in the Executive Change in Control Severance Plan (the Change in Control Plan). Pursuant to the Change in Control Plan, upon the occurrence of a termination of an NEO by the Company without Cause or by the NEO for Good Reason at any time three (3) months prior to a Change in Control or two (2) years following a Change in Control, such NEO would be entitled to the following:

•

a cash severance payment equal to 1.5 times (or in the case of the Chief Executive Officer, 2.0 times) the sum of annual base salary and target bonus, both as in effect immediately prior to the Change in Control;

•	a prorated portion of the NEO’s annual bonus for the period in which the termination date occurs, at target level of performance and paid at such time as other executives receive their bonuses;

•	continuation of an NEO’s (and eligible dependents’) health benefit coverage for up to 18 months (or in the case of the Chief Executive Officer, 24 months) at active employee rates; and

•	12 months of outplacement services (at the sole discretion of the Committee).

The Change in Control Plan adopts the definitions of “Cause” and “Good Reason” set forth in each NEO’s employment agreement (as described below).

Pursuant to the Change in Control Plan, in the sole discretion of the Committee, such payments are subject to reduction to the extent necessary to comply with the Company’s applicable policies as in effect from time to time, such that no shareholder ratification of such payments and benefits shall be required. As of May 4, 2017, the Company’s applicable policy limits certain severance benefits to no more than 2.99 times the sum of the executive’s base salary plus non-equity incentive plan payment or other annual non-equity bonus or award, without seeking shareholder ratification of the agreement

Employment Agreements

The Company has entered into employment agreements with each of Messrs. Gove, Crossen, Sirhal, Markoe and Wu (collectively, the “NEO Employment Agreements”) which contain severance benefits and post-employment restrictive covenants, as described below. For Ms. Crossen, the description below sets forth the terms of the agreement governing her role as Interim CFO from September 5, 2022 until February 2, 2023.

Pursuant to each NEO Employment Agreement, if the Company does not renew the NEO’s employment term or terminates the NEO’s employment without “Cause” (other than due to death or disability) or in the event the NEO terminates with “Good Reason,” in each case, not in subject to timely execution of a release of claims and continued compliance with the restrictive covenant obligations set forth in the respective employment agreement, the NEO is entitled to: (i) a cash payment equal to one-times (or for Ms. Gove, two-times) the sum of base salary and target annual bonus for the performance year in which the termination date occurs, payable over the 12 months (or for Ms. Gove, 24 months) following the separation date, (ii) any earned but unpaid annual bonus for the performance year prior to the year of termination, to be paid when the bonus would otherwise be paid, (iii) up to one year (or for Ms. Gove, two years) of COBRA benefits at active employee rates.

Each NEO Employment Agreement defines “Cause” as the NEO’s: (i) indictment for or plea of nolo contendere to a felony or commission of an act involving moral turpitude; (ii) commission of fraud, theft, embezzlement, self-dealing, misappropriation or other malfeasance against the business of the Company Group; (iii) indictment for or plea of nolo contendere to any serious offense that results in or would reasonably be expected to result in material financial harm, materially negative publicity or other material harm to any member of the Company Group; (iv) failure to perform any material aspect of her lawful duties or responsibilities for the Company or the Company Group (other than by reason of disability), and if curable, failure to cure in 30 days; (v) failure to comply with any lawful written policy of the Company or reasonable directive of the Board (and for all NEOs other than Ms. Gove, the CEO), and in either case, if curable, failure to cure in a timely manner; (vi) commission of acts or omissions constituting gross negligence or gross misconduct in the performance of any aspect of her lawful duties or responsibilities; (vii) breach of any fiduciary duty owed to the Company Group; (viii) violation or breach of any restrictive covenant or any material term of the applicable NEO Employment Agreement, and, if curable, failure to cure in a timely manner; or (ix) commission of any act or omission that damages or is reasonably likely to damage the financial condition or business of the Company or materially damages or is reasonably likely to materially damage the reputation, public image, goodwill, assets or prospects of the Company.

“Good Reason” is defined in each agreement as any of the following occurring without the NEO’s written consent that the Company fails to cure within 30 days of receipt of notice: (i) a material reduction of base salary, other than a reduction of less than ten percent in connection with a comparable decrease applicable to all senior executives of the Company; (ii) a requirement by the Company that the NEO relocate her primary place of employment more than 35 miles, (iii) for Messrs. Gove, Shirhal, Markoe and Wu only, a material diminution in duties, authority or responsibilities of employment, or (iv) for Ms. Gove only, a change in Ms. Gove’s reporting line (such that she no longer reports directly to the Board) or title (other than the removal of Ms. Gove’s title as President and the subsequent appointment of a President who would report to Ms. Gove).

The NEO Employment Agreements also provide for non-competition and non-solicitation restrictions during the term of employment and for 12 months (or for Ms. Gove, 24 months) thereafter, as well as perpetual non-disparagement and confidentiality provisions.

PSU and RSU Award Agreements

The award agreements applicable to the PSUs and RSUs held by our NEOs provide for accelerated vesting upon certain termination events, including enhanced benefits in connection with a change in control (as defined in the 2012 Plan or 2018 Plan, as applicable).

Generally, upon (i) termination due to death, unvested RSUs and PSUs will immediately vest in full (with PSUs vesting at target); (ii) termination due to disability (as defined in an applicable employment agreement or, if not there defined, the 2012 Plan), unvested RSUs will immediately vest in full and unvested PSUs will remain outstanding and eligible to vest in full based on actual performance on the original vesting date and (iii) termination by the Company without Cause, by the NEO for Good Reason (each, as defined in NEO’s employment agreement), in each case, subject to the NEO’s timely execution of a release of claims, a pro-rated portion of the unvested RSUs and PSUs (based on days employed during the vesting period) will remain eligible to vest on the original vesting date (with PSUs vesting based on actual performance); provided that, if such termination occurs within 90 days prior to or two years following a change in control, the RSUs will immediately vest in full (with PSUs vesting based on actual performance during the portion of the performance period ending on the date of such termination).

In connection with her appointment as Interim Chief Executive Officer, on June 29, 2022 the Board granted Ms. Gove a one-time award of 355,192 cash-settled RSUs under the 2018 Plan (the “Gove 2022 Special RSUs) that will vest on the first anniversary of the grant date, subject to Ms. Gove’s continued employment through the vesting date. Pursuant to the award agreement, upon a termination by the Company without Cause (as defined below), by Ms. Gove with Good Reason (as defined in the Gove Employment Agreement), due to Ms. Gove’s death or Disability (as defined under Section 409A of the Internal Revenue Code, as amended), or in the event Ms. Gove’s employment as Interim Chief Executive Officer is terminated following the hiring by the Company of a replacement Chief Executive Officer, in each case, subject to Ms. Gove’s timely executive of a release of claims and her continued compliance with the restrictive covenants set forth in the Gove Employment Agreement, the Gove 2022 Special RSUs will immediately vest in full; provided, that if such termination of employment occurs within 6 months of grant date, 80% of the Gove 2022 Special RSUs will immediately vest in full and 20% will be forfeited without consideration; provided, further, that in no case will the value of the RSUs that accelerate in the accordance with the foregoing be less than $2,080,000. For purposes of the Gove 2022 Special RSUs, “Cause” means any instance in which Ms. Gove has (i) acted in bad faith or with dishonesty; (ii) willfully failed to follow the directions of the Board; (iii) performed duties with gross negligence; or (iv) is convicted of felony.

The table below lists the estimated amount of compensation payable to each of our NEOs who was employed as of the last day of fiscal 2022 in each termination situation using an assumed termination date and an assumed change in control date of February 26, 2023, the last day of fiscal 2022 and a price per share of common stock of $1.55, the closing per share price as of February 25, 2023, the last trading day of fiscal 2022.

	Cash Severance(1)	Pro Rata Bonus(2)	PSU and RSU Acceleration	COBRA Continuation(3)	Total
Sue Gove
Termination due to death or Disability(4)	$—	$—	$1,789,100	$—	$1,789,100
Termination without Cause or with Good Reason(5)	$7,000,000	$—	$550,548	$35,029	$7,238,046
Change in Control + Termination without Cause or with Good Reason(6)	$7,000,000	$2,100,000	$1,789,100	$35,029	$10,924,129
Laura Crossen
Termination due to death or Disability(4)	$—	$—	$113,520	$—	$113,520
Termination without Cause or with Good Reason(5)	$1,211,250	$—	$36,467	$12,228	$1,259,945
Change in Control + Termination(6)	$1,816,875	$498,750	$113,520	$18,342	$2,447,487
Mara Sirhal

	Cash Severance(1)	Pro Rata Bonus(2)	PSU and RSU Acceleration	COBRA Continuation(3)	Total
Termination due to death or Disability(4)	$—	$—	$170,582	$—	$170,582
Termination without Cause or with Good Reason(5)	$1,050,000	$—	$45,424	$29,498	$1,124,922
Change in Control + Termination(6)	$1,575,000	$450,000	$170,582	$44,247	$2,239,829
Lynda Markoe
Termination due to death or Disability(4)	$—	$—	$137,218	$—	$137,218
Termination without Cause or with Good Reason(5)	$1,020,000	$—	$50,958	$0	$1,070,958
Change in Control + Termination(6)	$1,530,000	$420,000	$137,218	$0	$2,087,218
Patricia Wu
Termination due to death or Disability(4)	$—	$—	$202,340	$—	$202,340
Termination without Cause or with Good Reason(5)	$962,500	$—	$34,302	$19,358	$1,016,159
Change in Control + Termination(6)	$1,443,750	$412,500	$202,340	$29,037	$2,087,627

(1)

Pursuant to the CIC Severance Plan, if an NEO is terminated during the three (3) months preceding a Change in Control or two (2) years following, the severance would be paid out in a lump sum within 60 days of the termination date. If the termination is not in connection with a Change in Control, severance payments will be made in installments in accordance with the regular payroll payment schedule; provided that if severance payments are subject to Section 409A of the Code (“Section 409A”), certain payments may be delayed until six months following separation from the Company.

(2)

Pursuant to the CIC Severance Plan if an NEO is terminated during the three (3) months preceding a Change in Control or two (2) years following, the pro rata share of the NEO’s bonus, at target level, would be paid at such time as other executives receive their bonuses.

(3)

Represents the employer portion of COBRA continuation coverage at active employee rates. Upon a termination without Cause or for Good Reason, Ms. Gove would be entitled to 24 months of benefit continuation, and Messrs. Crossen, Sirhal, Markoe and Wu would be entitled to 12 months. Upon a termination without Cause or for Good Reason during the three (3) months preceding a Change in Control of two (2) years following, Ms. Gove would be entitled to 24 months of benefits continuation, and Messrs. Crossen, Sirhal, Markoe and Wu would be entitled to 18 months.

(4)

Represents accelerated vesting of all unvested RSU awards and PSU awards. In the event of termination due to death, PSUs vest in full based on target. In the event of termination due to disability, PSUs vest in full based on actual performance. For purposes of this analysis, the values above assume target performance.

(5)

Represents (i) (x) for Ms. Gove, two times the sum of base salary and target fiscal 2022 annual bonus and (y) for Messrs. Crossen, Sirhal, Markoe and Wu, one time the sum of base salary and target fiscal 2022 annual bonus; (ii) a pro-rata portion of the unvested RSUs (other than the Gove 2022 Special RSU Award, which is entitled to full accelerated vesting upon termination without Cause or resignation with Good Reason) and PSUs (with PSUs vesting based on actual performance) prorated based on the days employs employed during the vesting period or performance period, as applicable, at the time that such awards would have otherwise vested had the NEO remained employed up to the vesting date. With respect to Ms. Gove’s 2022 Special RSU Award, represents full accelerated vesting.

(6)

Pursuant to the Change in Control Plan, upon a termination without Cause or for Good Reason during 90 days preceding a Change in Control of two (2) years following, the NEOs would become entitled to a lump sum cash payment equal to (i) 1.5 times (or 2.0 times times for Ms. Gove) the sum of base salary and target annual bonus, (ii) a pro rata share of annual bonus, at target level, for the performance period in which the termination occurs. With respect to equity compensation, unvested RSUs will immediately vest in full, and any unvested PSUs will vest, based on actual performance through the date of termination. For purposes of this analysis, the values above assume target performance.

CEO Pay Ratio

The Company has prepared the following information required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, regarding the ratio of the compensation of our CEO to that of the Company’s median associate, using certain permitted methodologies.

The median associate at the Company, not counting the CEO, was determined by:

•

using our total associate population (whether employed on a full-time, part-time, seasonal or temporary basis), which as of February 26, 2023, the Company’s fiscal year end, includes approximately 20,000 associates (of which more than 63% were part-time and more than 91% were hourly), comprised of approximately 18,800 US associates and approximately 1,400 non-US associates; and

•	using payroll records as of February 26, 2023, the Company’s fiscal year end.

The median associate was identified using total cash compensation, which, for this purpose, included base salary, bonus and commissions, per payroll records for the twelve months ended February 26, 2023 and pay for any permanent full-time and part-time associates (whether salaried or hourly) who were not employed for the full fiscal year was annualized.

The individual identified as the median associate is a part-time hourly associate working in a Bed Bath & Beyond store receiving a total annual compensation for fiscal 2022 of $17,333. The identification of the median associate was influenced by the Company having a workforce significantly composed of part-time, hourly store associates.

The compensation of the Company’s CEO for fiscal 2022 as reported in the Summary Compensation Table was $4,781,527. The ratio of the annual total compensation of the Company’s CEO to that of the median associate is estimated to be 276:1. This estimate was calculated in a manner consistent with the applicable SEC rules and guidance, based upon the payroll and employment records of the Company. The rules and guidance applicable to this disclosure permit a variety of methods and a range of reasonable estimates and assumptions to reflect compensation practices. Therefore, the pay ratio reported by other companies in similar industries may well not be comparable to the pay ratio reported above.

In connection with the preparation of the foregoing disclosure, management has provided the People, Culture and Compensation Committee with the analysis of the CEO to median associate pay ratio and accompanying contextual narrative, for its information when setting executive pay decisions.

DIRECTOR COMPENSATION

How We Are Paid

The Director Compensation Table provides compensation information for each member of our Board during fiscal 2022, other than Mr. Tritton, our President and CEO, whose compensation is reflected in the Summary Compensation Table. Mr. Tritton did not receive any director fees for fiscal 2022, since he received compensation in his capacity as an executive of the Company. Ms. Gove received compensation in her capacity as a director for fiscal 2022 until June 23, 2022, when she commenced employment as President and Chief Executive Officer of the Company.

Annual director fees for fiscal 2022 were $90,000. In addition to annual fees, directors serving on standing committees of the Board were paid as follows: an additional $10,000 for Audit Committee members (or $25,000 for the Chair of the Audit Committee); an additional $7,500 for People, Culture and Compensation Committee members (or $25,000 for the Chair of the People, Culture and Compensation Committee); an additional $5,000 for Nominating and Corporate Governance Committee members (or $16,500 for the Chair of the Nominating and Corporate Governance Committee); and an additional $6,000 for the Strategy Committee members (or $12,000 for the Chair of the Strategy Committee). The independent Chair of the Board also receives an annual retainer in the amount of $200,000 (in addition to the standard annual director fees received by the independent Chair of the Board), with 75% payable in cash and 25% payable in restricted stock on the date of the Annual Meeting of Shareholders (calculated based on the average of the high and low trading prices on such date).

The Company does not pay per meeting fees. Director fees are paid on a quarterly basis. Directors may elect to receive all or 50% of their fees in stock.

In addition to the fees above, each non-executive director serving on the Board as of the Company’s 2022 Annual Meeting of Shareholders received a grant of restricted stock under the Company’s 2012 Incentive Compensation Plan (the “2012 Plan”). In 2022, the Company transitioned to a new director pay cycle so that all non-executive directors will be granted an annual restricted stock award on the date of the Annual Meeting of Shareholders, instead of at fiscal year-end as was done in prior years. In recognition of service for the period from the 2021 Annual Meeting of Shareholders in July 2021 to the 2022 Annual Meeting of Shareholders in July 2022, non-executive directors were eligible to receive a restricted stock award with a grant date value equal to $150,000. However, the actual amount of restricted stock awarded to directors who began serving on the Board prior to July 2021 was increased pro-rata to compensate for the time served between fiscal year-end 2021 (or, if later, the date of appointment to the Board) and the 2022 Annual Meeting of Shareholders in July 2022; provided, that any such directors who were not up for re-election at the 2022 Annual Meeting of Shareholders received the pro-rata increase in cash. The number of shares were calculated using the average of the high and low trading prices of the Company’s common stock on the date of the 2022 Annual Meeting of Shareholders.

In an effort to further align the interests of our Board and the Company, the non-employee members of our Board are required to maintain ownership of Bed Bath & Beyond stock (inclusive of restricted stock) of not less than six times a director’s base annual cash retainer (measured at the close of the fiscal year and subject to later fluctuations in share price). In addition, until a non-employee director has achieved the minimum share ownership, the director is required to hold one hundred percent (100%) of the shares acquired through the vesting of restricted stock received from the Company. As of the end of fiscal 2022, all the Company’s directors owned shares in excess of the applicable guideline or were in compliance with the retention requirement described above.

As described above and more fully below, the following table summarizes the annual compensation for the directors, other than Mr. Tritton and Ms. Gove, during fiscal 2022.

	Fees Earned or Paid in Cash ($)		Stock Awards ($)(1)(2)		Total ($)
Marjorie Bowen(4)(5)	94,427		196,000		290,427
Harriet Edelman	240,000	[(3)]	256,000	(4)	496,000
John E. Fleming(5)	99,282		—		99,282
Jeffrey A. Kirwan	100,618	[(3)]	206,000		306,618
Shelly Lombard(4)	90,906		196,000		286,906
Benjamin Rosenzweig(4)(5)	61,121		196,000		265,1210
Virginia P. Ruesterholz(5)	99,847		—		99,847
Joshua E. Schechter	121,000		206,000		327,000
Minesh Shah(4)	100,913		206,000		306,913
Andrea M. Weiss	127,590		206,000		333,590
Mary A. Winston(5)	91,755		—		91,755
Ann Yerger	109,671	[(3)]	206,000		315,671

(1)

The value of stock awards represents their respective total fair value on the date of grant calculated in accordance with Accounting Standards Codification (“ASC”) Topic No. 718, “Compensation—Stock Compensation” (“ASC 718”), without regard to the estimated forfeiture related to service-based vesting conditions. All assumptions made in the valuations are contained and described in Note 15 to the Company’s financial statements in the Company’s Annual Report on Form 10-K for fiscal 2022. Stock awards are rounded up to the nearest whole share when converted from dollars to shares. The amounts shown in the table reflect the total fair value on the date of grant and do not necessarily reflect the actual value, if any, that may be realized by the directors.

(2)

For all non-executive directors serving on the Board as of the Company’s 2022 Annual Meeting of Shareholders, includes the value of 392,042 restricted shares of common stock of the Company granted under the Company’s 2018 Plan on the date of the Company’s 2022 Annual Meeting of Shareholders and valued under ASC 718 at fair market value on such date ($4.90 per share, the average of the high and low trading prices on July 14, 2022). Such restricted stock vested on the last day of the fiscal year of grant, subject to the applicable director remaining in office until the last day of the fiscal year.

(3)

50% of Mr. Kirwan’s fees were paid in unrestricted shares of common stock of the Company pursuant to the Bed Bath & Beyond Plan to Pay Directors Fees in Stock and the number of shares was determined (in accordance with the terms of such plan) based on the fair market value per share on the second business day following the announcement of the Company’s financial results for its fiscal third quarter, which was $4.76 per share, the average of the high and low trading prices on January 12, 2022.

(4)

In addition to the 5,071 restricted shares of common stock mentioned in note 2 above, Ms. Edelman also received 1,691 restricted shares of common stock of the Company representing the amount of the Independent Chair of the Board retainer for fiscal 2022, granted under the Company’s 2018 Plan on the date of the Company’s 2022 Annual Meeting of Shareholders and valued under ASC 718 at fair market value on such date ($4.90 per share, the average of the high and low trading prices on July 14, 2022). Such restricted stock vested on the last day of the fiscal year of grant, subject to remaining in office until the last day of the fiscal year.

(5)	Mr. Shah was appointed to the Board on March 1, 2022. Mmes. Bowen and Lombard and Mr. Rosenzweig were appointed to the Board on March 24, 2022.
(6)

Mr. Fleming, Ms. Ruesterholz, and Ms. Winston are no longer serving as directors as of July 14, 2022. Mr. Rozenweig is no longer serving as a Director of December 20, 2022. Ms. Bowen is no longer serving as a director as of February 11, 2023.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Company’s Audit Committee reviews and, if appropriate, approves transactions brought to the Committee’s attention in which the Company is a participant and the amount involved exceeds $120,000, and in which, in general, beneficial owners of more than 5% of the Company’s common stock, the Company’s directors, nominees for director, executive officers, and members of their respective immediate families, have a direct or indirect material interest. The Committee’s responsibility with respect to the review and approval of these transactions is set forth in the Audit Committee’s charter. The Company does not have any existing related party transactions that have required the review and approval of our Audit Committee.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth certain information regarding the beneficial ownership of shares of common stock as of April 7, 2023 by (i) each person or group of affiliated persons known by us to beneficially own more than 5% of common stock; (ii) our named executive officers; (iii) each of our directors; and (iv) all of our directors and executive officers as a group. Ownership data with respect to our institutional shareholders is based upon information publicly available as described in the footnotes below.

The following table gives effect to the shares of common stock issuable within 60 days of April 7, 2023 upon the exercise of all awards and other rights beneficially owned by the indicated shareholders on that date. Beneficial ownership is determined in accordance with Rule 13d-3 promulgated under Section 13 of the Exchange Act, and includes voting and investment power with respect to shares. Percentage of beneficial ownership is based on 542,432,598 shares of common stock outstanding at April 7, 2023. Except as otherwise noted below, each person or entity named in the following table has sole voting and investment power with respect to all shares of common stock that he, she or it beneficially owns.

Unless otherwise indicated, the address of each beneficial owner listed below is c/o Bed Bath & Beyond Inc., 650 Liberty Avenue, Union, New Jersey 07083.

Name	Position	Number of Shares of Common Stock Beneficially Owned and Percent of Class
Sue E. Gove	President & Chief Executive Officer and Director	115,179	(1)	*
Laura Crossen	Senior Vice President of Finance & Chief Accounting Officer	18,371	(2)	*
Mara Sirhal	Former Executive Vice President and Brand President of Bed Bath & Beyond	6,770	(3)	*
Lynda Markoe	Executive Vice President, Chief People and Culture Officer	16,630	(4)	*
Patricia Wu	Executive Vice President and Brand President of buybuy BABY	9,759	(5)	*
Mark Tritton	Former Chief Executive Officer	192,455	(6)	*
John Hartmann	Former Executive Vice President, Chief Operating Officer, and President, buybuy BABY, Inc.	87,480	(7)	*
Joseph Hartsig	Executive Vice President, Chief Merchandising Officer and President of Harmon Stores, Inc.	43,740	(8)	*
Harriet Edelman	Director	73,789		*
Jeffrey A. Kirwan	Director	85,496		*
Shelly Lombard	Director	40,000		*
Joshua E. Schechter	Director	77,128		*
Minesh Shah	Director	42,041		*
Andrea M. Weiss	Director	69,137		*
Ann Yerger	Director	79,465		*
Carol Flaton	Director	—		*
All Directors and Executive Officers as a Group		652,194		*

*	Less than 1% of our outstanding common stock.
(1)	The shares reported as being owned by Ms. Gove are owned by her individually.
(2)	The shares reported as being owned by Ms. Crossen are owned by her individually.
(3)

The shares reported as being owned by Ms. Sirhal are owned by her individually. Ms. Sirhal was appointed Executive Vice President and Brand President of Bed Bath & Beyond on August 31, 2022. Ms. Sirhal joined the Company in January 2021 and previously served as Senior Vice President and General Manager for Harmon, as well as Executive Vice President and Chief Merchandising Officer of Bed Bath & Beyond. Ms. Sirhal resigned from the Company effective as of April 9, 2023. The information provided in the table above is based on the Form 4 filed with the SEC on February 13, 2023.
(4)	The shares reported as being owned by Ms. Markoe are owned by her individually.
(5)	The shares reported as being owned by Ms. Wu are owned by her individually.
(6)

The shares reported as being owned by Mr. Tritton are owned by him individually. Mr. Tritton ceased serving as Chief Executive Officer, effective June 23, 2022. The information provided in the table above is based on the Form 4 filed with the SEC on July 15, 2022.

(7)

The shares reported as being owned by Mr. Hartmann are owned by him individually. Mr. Hartmann ceased serving as Executive Vice President, Chief Operating Officer, and President of buybuy BABY, Inc., effective August 31, 2022. The information provided in the table above is based on the Form 4 filed with the SEC on July 15, 2022.

(8)

The shares reported as being owned by Mr. Hartsig are owned by him individually. Mr. Hartsig ceased serving as Executive Vice President, Chief Merchandising Officer and President of Harmon Stores, Inc., effective June 28, 2022. The information provided in the table above is based on the Form 4 filed with the SEC on July 15, 2022.

SELLING SHAREHOLDER

This prospectus relates to the resale by BRPC II of up to 111,747,196 shares of our common stock that may be issued by us to BRPC II under the Purchase Agreement. For additional information regarding the shares of our common stock included in this prospectus, see the section titled “Purchase Agreement” above. We are registering the shares of our common stock included in this prospectus pursuant to the provisions of the Registration Rights Agreement we entered into with BRPC II on March 30, 2023 and which became effective on April 10, 2023, in order to permit BRPC II to offer the shares included in this prospectus for resale from time to time. Except for the transactions contemplated by the Purchase Agreement and the Registration Rights Agreement and as set forth in the section titled “Plan of Distribution (Conflict of Interest)” in this prospectus, BRPC II has not had any material relationship with us within the past three years.

The table below presents information regarding BRPC II and the shares of our common stock that may be resold by BRPC II from time to time under this prospectus. This table is prepared based on information supplied to us by BRPC II, and reflects holdings as of April 10, 2023. The number of shares in the column “Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus” represents all of the shares of our common stock being offered for resale by BRPC II under this prospectus. BRPC II may sell some, all or none of the shares being offered for resale in this offering. We do not know how long BRPC II will hold the shares before selling them and, except as set forth in the section titled “Plan of Distribution (Conflict of Interest)” in this prospectus, we are not aware of any existing arrangements between BRPC II and any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of our common stock being offered for resale by this prospectus.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act, and includes shares of our common stock with respect to which BRPC II has sole or shared voting and investment power. The percentage of shares of our common stock beneficially owned by BRPC II prior to the offering shown in the table below is based on an aggregate of                  shares of our common stock outstanding on                 , 2023. Because the purchase price to be paid by BRPC II for shares of our common stock, if any, that we may elect to sell to BRPC II in one or more VWAP Purchases and one or more Intraday VWAP Purchases from time to time under the Purchase Agreement will be determined on the applicable Purchase Dates therefor, the actual number of shares of our common stock that we may sell to BRPC II under the Purchase Agreement may be fewer than the number of shares being offered for resale under this prospectus. The fourth column assumes the resale by BRPC II of all of the shares of our common stock being offered for resale pursuant to this prospectus.

Name of Selling Shareholder	Number of Shares of Common Stock Beneficially Owned Prior to Offering		Maximum Number of Shares of Common Stock to be Offered Pursuant to this Prospectus	Number of Shares of Common Stock Beneficially Owned After Offering
	Number(1)	Percent(2)		Number(3)	Percent(2)
B. Riley Principal Capital II, LLC(4)		*		0	—

*	Represents beneficial ownership of less than 1% of the outstanding shares of our common stock.

(1)

Represents the                  shares of our common stock we agreed to issue to BRPC II on                 , 2023 as Commitment Shares in consideration for entering into the Purchase Agreement with us. In accordance with Rule 13d-3(d) under the Exchange Act, we have excluded from the number of shares beneficially owned prior to the offering (i) all of the shares of our common stock that BRPC II may be required to purchase under the Purchase Agreement, because the issuance of such shares is solely at our discretion and is subject to conditions contained in the Purchase Agreement, the satisfaction of which are entirely outside of BRPC II’s control, including the registration statement that includes this prospectus becoming and remaining effective. Furthermore, the VWAP Purchases and the Intraday VWAP Purchases of our common stock under the Purchase Agreement are subject to certain agreed upon maximum amount limitations set forth in the Purchase Agreement. Also, the Purchase Agreement prohibits us from issuing and selling any shares of our common stock to BRPC II to the extent such shares, when aggregated with all other shares of our common stock then beneficially owned by BRPC II, would cause BRPC II’s beneficial ownership of our common stock to exceed the 4.99% Beneficial Ownership Limitation. The Purchase Agreement also prohibits us from issuing or selling shares of our common stock under the Purchase Agreement in excess of the 19.99% Exchange Cap, unless we obtain shareholder approval to do so, or unless the average price for all shares of our Common Stock purchased by BRPC II under the Purchase Agreement equals or exceeds $0.32 per share, such that the Exchange Cap limitation would not apply under applicable Nasdaq rules. Neither the Beneficial Ownership Limitation nor the Exchange Cap (to the extent applicable under Nasdaq rules) may be amended or waived under the Purchase Agreement.

(2)	Applicable percentage ownership is based on shares of our common stock outstanding as of , 2023.

(3)	Assumes the sale of all shares of our common stock being offered pursuant to this prospectus.

(4)

The business address of BRPC II is 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. BRPC II’s principal business is that of a private investor. The sole member of BRPC II is B. Riley Principal Investments, LLC (“BRPI”), which is an indirect subsidiary of B. Riley Financial, Inc. (“BRF”). An Investment Committee of BRPC II (the “B. Riley Investment Committee”), which is composed of five members appointed by BRPI, has sole voting power and sole investment power over securities beneficially owned, directly, by BRPC II. All decisions with respect to the voting and disposition of securities beneficially owned, directly, by BRPC II are made exclusively by majority vote of the B. Riley Investment Committee, each member of the B. Riley Investment Committee having one vote, and no single member of the B. Riley Investment Committee has any ability to make any such decisions unilaterally or any veto power with respect to decisions that are made by the vote of a majority of the members of the B. Riley Investment Committee. The sole voting and investment powers of the B. Riley Investment Committee over securities beneficially owned, directly, by BRPC II are exercised independently from all other direct and indirect subsidiaries of BRF, and the voting and investment powers over securities beneficially owned directly or indirectly by all other direct and indirect subsidiaries of BRF are exercised independently from BRPC II. We have been advised that neither BRPI nor BRPC II is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) or an independent broker-dealer; however, each of BRPI and BRPC II is an affiliate of B. Riley Securities, a registered broker-dealer and FINRA member, and certain officers of BRPC II and certain of the B. Riley Investment Committee members are associated persons of B. Riley Securities. B. Riley Securities will act as an executing broker that will effectuate resales of our common stock that have been and may be acquired by BRPC II from us pursuant to the Purchase Agreement to the public in this offering. See “Plan of Distribution (Conflict of Interest)” for more information about the relationship between BRPC II and B. Riley Securities.

DESCRIPTION OF CAPITAL STOCK

We may periodically issue shares of our common stock or other securities that can be exercised, converted or exchanged into shares of our common stock. The description below summarizes the general terms of our common stock. This section is a summary, and it does not describe every aspect of our common stock. This summary is subject to, and qualified in its entirety by, reference to the provisions of our Certificate of Incorporation, or the Certificate of Incorporation, and our By-laws, or the By-laws.

Authorized Capital Shares

Under the Certificate of Incorporation, Bed Bath & Beyond’s capital stock consists of 900,000,000 shares of common stock and 1,000,000 shares of preferred stock, par value $.01 per share.

Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders, and do not have cumulative voting rights. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Company’s board of directors, or the Board, out of funds legally available therefor, and subject to any preferential dividend rights of any then outstanding preferred stock. Upon the Company’s liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably the Company’s net assets available after the payment of all debts and other liabilities and subject to any liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

The Board has the authority, subject to certain restrictions, without further shareholder approval, to issue, at any time and from time to time, up to 1,000,000 shares of preferred stock in one or more series. Each such series shall have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as shall be determined by the Board, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights, to the full extent now or hereafter permitted by the laws of the State of New York.

The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Such rights may include voting and conversion rights which could adversely affect the holders of the common stock. Satisfaction of any dividend or liquidation preferences of outstanding preferred stock would reduce the amount of funds available, if any, for the payment of dividends or liquidation amounts on common stock. Holders of preferred stock would typically be entitled to receive a preference payment.

As of April 10, 2023, we had 558,735,983 outstanding shares of common stock and 6,537,620 treasury shares.

Preferred Stock

The Certificate of Incorporation authorizes the Board to issue from time to time in one or more classes or series, each such class or series to have such rights, preferences and limitations as shall be determined by the board of directors in a resolution or resolutions providing for the issue of such class or series of preferred stock. The Board shall determine the number of shares constituting each class or series of preferred stock and each series of a class shall have a distinguishing designation.

The existence of unissued and unreserved common stock or preferred stock may enable the Board to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of the company by means of a merger, tender offer, proxy contest or otherwise, and could thereby protect the continuity of the Company’s management and possibly deprive shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Series A Convertible Preferred Stock

As of April 10, 2023, we had 7,154 issued and outstanding shares of Series A Convertible Preferred Stock.

The following are the principal terms of the Series A Convertible Preferred Stock, which are contained in the Certificate of Amendment that was filed with the Secretary of State of the State of New York on February 6, 2023 and amends our Amended and Restated Certificate of Incorporation (the “Certificate of Amendment”). The following description is a summary of the material terms of the Series A Convertible Preferred Stock and the Certificate of Amendment. It does not purport to be complete and is qualified in all respects by the terms of the Certificate of Amendment, which is attached as Exhibit 3.2 to this Registration Statement on Form S-1. We urge you to read the Certificate of Amendment because it, and not this description, defines the rights of holders of Series A Convertible Preferred Stock.

General

Pursuant to the Certificate of Amendment, the Company authorized 107,901 shares of Series A Convertible Preferred Stock, par value $0.01. When issued, the Series A Convertible Preferred Stock, and any common stock issued upon the conversion of the Series A Convertible Preferred Stock, will be fully paid and non-assessable. The holders of the Series A Convertible Preferred Stock will have no preemptive or preferential rights to purchase or subscribe for stock, obligations or other securities of ours of any class.

Ranking

The Series A Convertible Preferred Stock, with respect to the payment of dividends, distributions and payments upon the liquidation, dissolution and winding up of the Company, ranks senior to all capital stock of the Company unless the Required Holders (as defined below) consent to the creation of other capital stock of the Company that is senior or equal in rank to the Series A Convertible Preferred Stock. “Required Holders” means (x) the holder that purchased at least 20,000 shares of Series A Convertible Preferred Stock in this offering (until such holder holds no Series A Convertible Preferred Stock and no Preferred Stock Warrants) and, thereafter, (y) the holders of a majority of the Series A Convertible Preferred Stock then outstanding.

Dividends

The holders of Series A Convertible Preferred Stock will be entitled to dividends, on an as-if converted basis, equal to and in the same form as dividends actually paid on shares of common stock, when and if actually paid.

Stock Adjustments; Purchase Rights

If the Company effects any stock split, stock dividend, recapitalization or otherwise or any combination, reverse stock split or otherwise then in each such case the calculations with respect to the Conversion Price and similar terms shall be adjusted accordingly, all as more fully described in the Certificate of Amendment.

If at any time the Company grants, issues or sells any options, convertible securities, or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the record holders of any class of Common Stock (the “Purchase Rights”), then each holder of Series A Convertible Preferred Stock will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of common stock acquirable upon complete conversion of all the Series A Convertible Preferred Stock held by such holder immediately prior to the date as of which the record holders of shares of common stock are to be determined for the grant, issue or sale of such Purchase Rights; subject to certain limitations on beneficial ownership.

Conversion Rights

The Series A Convertible Preferred Stock is convertible into common stock, which converted shares of common stock are referred to as “Conversion Shares” in this prospectus supplement, at the option of the holder at any time from time to time after the date of issuance thereof. The conversion rate, subject to adjustment as set forth in the Certificate of Amendment, is determined by dividing the Conversion Amount by $6.15, or the “Conversion Price”. “Conversion Amount” means, with respect to each share of Series A Convertible Preferred Stock, the sum of (A) $10,000 (such amount, subject to adjustment, the “Stated Value”) and (B) all declared and unpaid dividends with respect to such Stated Value.

At the option of the holder of the Series A Convertible Preferred Stock, at any time and from time to time, the Series A Convertible Preferred Stock may be converted into Conversion Shares at a Conversion Price at the lower of (i) the applicable Conversion Price in effect on the applicable conversion date and (ii) the greater of (x) $0.7160 and (y) 92.0% of the lowest VWAP of the common stock during the ten consecutive trading day period ending and including the trading day a conversion notice is delivered (the “Alternate Conversion Price”).

In addition, the Company will provide the holders of Series A Convertible Preferred Stock with notice of certain triggering events (each a “Triggering Event”) or if a holder may become aware of a Triggering Event as a result of which the holder may choose to convert the Series A Convertible Preferred Stock they hold into Conversion Shares at the Alternate Conversion Price for the Triggering Event Conversion Right Period. In the event a Bankruptcy Triggering Event (as defined below) occurs, the Company shall be required to redeem, in cash, the Series A Convertible Preferred Stock at a redemption price based on a required premium (the “Required Premium of the Conversion Amount”).

Each of the following is a “Triggering Event” and each of (viii), (ix) and (x) is a “Bankruptcy Triggering Event”:

(i) at any time any Series A Convertible Preferred Stock Warrants remain outstanding, a registration statement (or the prospectus contained therein) is unavailable to any holder of Series A Convertible Preferred Stock Warrants for the issuance of all of Preferred Shares issuable upon exercise of the Series A Convertible Preferred Stock Warrants then outstanding, and such lapse or unavailability continues for a period of ten (10) consecutive days or for more than an aggregate of forty-five (45) days in any 365-day period;

(ii) the suspension from trading or the failure of the Common Stock to be trading or listed (as applicable) on an Eligible Market for a period of ten (10) consecutive Trading Days;

(iii) the Company’s (A) failure, on at least three occasions, to cure a Conversion Failure, a Delivery Failure (as defined in the Series A Convertible Preferred Stock Warrants) or a Delivery Failure (as defined in the Common Stock Warrants) by delivery of the required number of shares of common stock within five (5) Trading Days after the applicable Conversion Date or exercise date (as the case may be) or (B) notice, written or oral, to any holder of Preferred Shares, Series A Convertible Preferred Stock Warrants or Common Stock Warrants, including, without limitation, by way of public announcement or through any of its agents, at any time, of its intention not to comply, as required, with a request for exercise of any Series A Convertible Preferred Stock Warrants for Preferred Shares or Common Stock Warrants for Warrant Common Shares in accordance with the provisions of the Series A Convertible Preferred Stock Warrants or the Common Stock Warrants, respectively, or a request for conversion of any Preferred Shares into shares of common stock that is requested in accordance with the provisions of the Certificate of Amendment, other than pursuant to Section 4(d) of the Certificate of Amendment;

(iv) except to the extent the Company is in compliance with Section 11(b) of the Certificate of Amendment, at any time following the tenth (10th) consecutive day that a holder’s Authorized Share Allocation (as defined in Section 11(a) Certificate of Amendment) is less than the sum of (A) the number of shares of Common Stock that such holder would be entitled to receive upon a conversion, in full, of all of the Preferred Shares then held by such holder (without regard to any limitations on conversion set forth in the Certificate of Amendment), (B) the number of Preferred Shares that such holder would then be entitled to receive upon exercise in full of such holder’s Series A Convertible Preferred Stock Warrants and (C) the number of shares of common stock that such holder would then be entitled to receive upon exercise in full of such holder’s Common Stock Warrants (without regard to any limitations on exercise set forth in the Common Warrants);

(v) the Company fails to remove any restrictive legend on any certificate or any shares of common stock issued to the applicable holder upon conversion or exercise (as the case may be) of any Securities held by a holder as and when required by such Securities, unless otherwise then prohibited by applicable federal securities laws, and any such failure remains uncured for at least ten (10) days;

(vi) the occurrence of any default under, redemption of or acceleration prior to maturity of at least an aggregate of $5,000,000 of indebtedness for borrowed money of the Company or any of its Subsidiaries, excluding any indebtedness for borrowed money in which no cash payment is required at such time pursuant to a forbearance agreement in full force and effect or any applicable grace period under the terms of such indebtedness for borrowed money;

(vii) bankruptcy, insolvency, reorganization or liquidation proceedings or other proceedings for the relief of debtors shall be instituted by or against the Company or any Subsidiary and, if instituted against the Company or any Subsidiary by a third party, shall not be dismissed within thirty (30) days of their initiation;

(viii) the commencement by the Company or any Subsidiary of a voluntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree, order, judgment or other similar document in respect of the Company or any Subsidiary in an involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under any applicable federal, state or foreign law, or the consent by it to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Subsidiary or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the execution of a composition of debts, or the occurrence of any other similar federal, state or foreign proceeding, or the admission by it in writing of its inability to pay its debts generally as they become due, the taking of corporate action by the Company or any Subsidiary in furtherance of any such action or the taking of any action by any Person to commence a Uniform Commercial Code foreclosure sale or any other similar action under federal, state or foreign law;

(ix) the entry by a court of (i) a decree, order, judgment or other similar document in respect of the Company or any Subsidiary of a voluntary or involuntary case or proceeding under any applicable federal, state or foreign bankruptcy, insolvency, reorganization or other similar law or (ii) a decree, order, judgment or other similar document adjudging the Company or any Subsidiary as bankrupt or insolvent, or approving as properly filed a petition seeking liquidation, reorganization, arrangement, adjustment or composition of or in respect of the Company or any Subsidiary under any applicable federal, state or foreign law or (iii) a decree, order, judgment or other similar document appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or any Subsidiary or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree, order, judgment or other similar document or any such other decree, order, judgment or other similar document unstayed and in effect for a period of thirty (30) consecutive days;

(x) a final judgment or judgments for the payment of money aggregating in excess of $5,000,000 are rendered against the Company and/or any of its Subsidiaries and which judgments are not, within thirty

(30) days after the entry thereof, bonded, discharged, settled or stayed pending appeal, or are not discharged within thirty (30) days after the expiration of such stay; provided, however, any judgment which is covered by insurance or an indemnity from a credit worthy party shall not be included in calculating the $5,000,000 amount set forth above so long as the Company provides each holder a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to each holder) to the effect that such judgment is covered by insurance or an indemnity and the Company or such Subsidiary (as the case may be) will receive the proceeds of such insurance or indemnity within forty-five (45) days of the issuance of such judgment; or

(xi) a false or inaccurate certification (including a false or inaccurate deemed certification) by the Company that either (A) the Equity Conditions (as defined in the Preferred Warrants) are satisfied, (B) there has been no Equity Conditions Failure (as defined in the Preferred Warrants), or (C) as to whether any Triggering Event has occurred.

The “Required Premium of the Conversion Amount” means 115% of the Conversion Amount.

The Company shall immediately redeem the Preferred Shares then outstanding at a redemption price equal to the greater of (i) the product of (A) the Conversion Amount to be redeemed multiplied by (B) the Required Premium and (ii) the product of (X) the Conversion Rate with respect to the Conversion Amount in effect immediately following the date of initial public announcement (or public filing of bankruptcy documents, as applicable) of such Bankruptcy Triggering Event multiplied by (Y) the product of (1) the Required Premium multiplied by (2) the greatest Closing Sale Price of the Common Stock on any Trading Day during the period commencing on the date immediately preceding such Bankruptcy Triggering Event and ending on the date the Company makes the entire payment required to be made. A holder may, in its sole discretion, waive such right to receive payment upon a Bankruptcy Triggering Event, in whole or in part, and any such waiver shall not affect any other rights of such holder or any other holder hereunder, including any other rights in respect of such Bankruptcy Triggering Event or any right to conversion (or Alternate Conversion).

Beneficial Ownership Limitation

The Series A Convertible Preferred Stock cannot be converted into common stock if the holder and its affiliates would beneficially own more than 9.99% of the outstanding common stock. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon notice to us, provided that any increase in this limitation will not be effective until 61 days after such notice from the holder to us and such increase or decrease will apply only to the holder providing notice.

Voting Rights

The holders of the Preferred Shares shall have no voting power and no right to vote on any matter at any time, either as a separate series or class or together with any other series or class of share of capital stock, and shall not be entitled to call a meeting of such holders for any purpose nor shall they be entitled to participate in any meeting of the holders of common stock except as provided in the Certificate of Amendment or as otherwise required by applicable law). To the extent that under applicable law, the vote of the holders of the Preferred Shares, voting separately as a class or series, as applicable, is required to authorize a given action of the Company, the affirmative vote or consent of the Required Holders of the shares of the Preferred Shares, voting together in the aggregate and not in separate series unless required under applicable law, represented at a duly held meeting at which a quorum is presented or by written consent of the Required Holders (except as otherwise may be required under the applicable law), voting together in the aggregate and not in separate series unless required under the applicable law, shall constitute the approval of such action by both the class or the series, as applicable. Holders of the Preferred Shares shall be entitled to written notice of all shareholder meetings or written consents (and copies of proxy materials and other information sent to shareholders) with respect to which they would be entitled to vote, which notice would be provided pursuant to the Bylaws and the applicable law.

Without first obtaining the affirmative vote of the Required Holders, voting together as a single class, the Company shall not: (a) amend or repeal any provision of, or add any provision to, its Certificate of Incorporation or Bylaws, or file any Certificate of Amendment or articles of amendment of any series of shares of preferred stock, if such action would adversely alter or change in any respect the preferences, rights, privileges or powers, or restrictions provided for the benefit of the Preferred Shares hereunder, regardless of whether any such action shall be by means of amendment to the Certificate of Incorporation or by merger, consolidation or otherwise; (b) increase or decrease (other than by conversion) the authorized number of Series A Convertible Preferred Stock; (c) create or authorize (by reclassification or otherwise) any new class or series of Senior Preferred Stock or Parity Stock; (d) purchase, repurchase or redeem any shares of Junior Stock (other than pursuant to the terms of the Company’s equity incentive plans and options and other equity awards granted under such plans (that have in good faith been approved by the Board)); (e) pay dividends or make any other distribution on any shares of any Junior Stock; (f) issue any Preferred Shares other than as contemplated hereby or pursuant to the Underwriting Agreement or the Preferred Warrants; or (g) whether or not prohibited by the terms of the Preferred Shares, circumvent a right of the Preferred Shares under the Certificate of Amendment.

Change of Control

Commencing on the date of the provision of notice to the Series A Convertible Preferred Stock holder of a change of control of the Company and ending on 20 trading days after the later of (i) the consummation of such change of control, (ii) the date of receipt of the notice of change of control, or (iii) the date of announcement of the change of control, the holder of Series A Convertible Preferred Stock may require the Company to convert all or a portion of such holder’s Series A Convertible Preferred Stock for consideration equal to the Change of Control Election Price, to be satisfied at the Company’s election (such election to pay in cash or by delivery of the Rights (as defined below), a “Consideration Election”), in either (I) rights (collectively, the “Rights”), convertible in whole, or in part, at any time, without the requirement to pay any additional consideration, at the option of the holder, into such Corporate Event Consideration (as defined below) applicable to such change of control equal in value to the Change of Control Election Price (as determined with the fair market value of the aggregate number of Successor Shares (as defined below) issuable upon conversion of the Rights to be determined in increments of 10% (or such greater percentage as the applicable holder may notify the Company from time to time) of the portion of the Change of Control Election Price attributable to such Successor Shares (the “Successor Share Value Increment”), with the aggregate number of Successor Shares issuable upon exercise of the Rights with respect to the first Successor Share Value Increment determined based on 70% of the Closing Bid Price of the Successor Shares on the date the Rights are issued and on each of the nine (9) subsequent Trading Days, in each case, the aggregate number of additional Successor Shares issuable upon exercise of the Rights shall be determined based upon a Successor Share Value Increment at 70% of the Closing Bid Price of the Successor Shares in effect for such corresponding Trading Day (such ten (10) Trading Day period commencing on, and including, the date the Rights are issued, the “Rights Measuring Period”)), or (II) in cash; provided, that the Company shall not consummate a change of control if the Corporate Event Consideration includes capital stock or other equity interest (the “Successor Shares”) either in an entity that is not listed on an Eligible Market or an entity in which the daily share volume for the applicable Successor Shares for each of the twenty (20) Trading Days prior to the date of consummation of such change of control is less than the aggregate number of Successor Shares issuable to all holders of Series A Convertible Preferred Stock upon conversion in full of the applicable Rights (without regard to any limitations on conversion therein, assuming the exercise in full of the Rights on the date of issuance of the Rights and assuming the Closing Bid Price of the Successor Shares for each Trading Day in the Rights Measuring Period is the Closing Bid Price on the Trading Day ended immediately prior to the time of consummation of the Change of Control). The Company shall give each holder of Series A Convertible Preferred Stock written notice of each Consideration Election at least twenty (20) Trading Days prior to the time of consummation of such change of control. Payment of such amounts or delivery of the Rights, as applicable, shall be made by the Company (or at the Company’s direction) to each holder of Series A Convertible Preferred Stock on the later of (x) the second (2nd) Trading Day after the date of such request and (y) the date of consummation of such Change of Control (or, with respect to any Right, if applicable, such later time that holders of shares of the Company’s Common Stock are initially entitled to receive Corporate Event

Consideration with respect to the shares of Common Stock of such holder). Any Corporate Event Consideration included in the Rights, if any, is pari passu with the Corporate Event Consideration to be paid to holders of shares of Common Stock and the Company shall not permit a payment of any Corporate Event Consideration to the holders of shares of Common Stock without on or prior to such time delivering the Right to the holders of Series A Convertible Preferred Stock. Cash payments, if any, required by the Series A Preferred Certificate of Designation shall have priority to payments to all other stockholders of the Company in connection with such change of control. Until the applicable Change of Control Election Price is paid in full to the applicable Holder in cash or Corporate Event Consideration, the Series A Convertible Preferred Stock submitted by such holder for exchange or payment, as applicable, may be converted, in whole or in part, by such holder into Common Stock or in the event the Conversion Date is after the consummation of such change of control, stock or equity interests of the Successor Entity substantially equivalent to the Company’s shares of Common Stock. The Required Premium due in connection with a change of control is intended by the parties to be a reasonable estimate of such holder’s actual loss of its investment opportunity and not as a penalty.

Rights Upon Issuance of Other Securities; Adjustment of Conversion Price upon Subdivision or Combination of Common Stock

If the Company at any time subdivides (or combines) one or more classes of its outstanding shares of Common Stock into a greater (or lesser) number of shares, the Conversion Price will be proportionately reduced (or increased).

Covenants

The Company will not, and will cause its Subsidiaries to not, redeem, repurchase or declare any dividend or distribution on any of its capital stock (other than as required under the Certificate of Amendment).

In addition, the Company will not issue any Preferred Shares or issue any other securities that would cause a break or default under the Certificate of Amendment, the Preferred Warrants or Common Warrants.

Voluntary Adjustment by the Company

The Company may, with the prior written consent of the required number of Series A Convertible Preferred Stock holders, reduce the Conversion Price to any amount and for any period of time deemed appropriate by the Board.

Reservation Requirements

So long as any Series A Convertible Preferred Stock remains outstanding, the Company shall at all times reserve at least 200% of the number of shares of common stock as shall from time to time be necessary to effect the conversion of all Series A Convertible Preferred Stock then outstanding.

Common Stock Warrants

As of April 10, 2023, we had outstanding 1,866,984 Common Stock Warrants.

Form

The Common Stock Warrants were issued as individual warrant agreements to the investors. Capitalized terms used but not defined in this subsection have the meanings set forth in the Form of Common Stock Warrant Agreement.

Exercise of the Common Stock Warrants

The Common Stock Warrants may be exercised by their holder on any day on or after February 7, 2023 (the “Issuance Date”), in whole or in part, by delivery of a written notice of exercise, and payment to the Company of the aggregate Exercise Price (as defined below) in cash or via wire transfer of immediately available funds, unless the exercise was made pursuant to a Cashless Exercise (as defined below).

No fractional shares of common stock are to be issued upon the exercise of the Common Stock Warrants, but rather the number of shares of common stock to be issued shall be rounded up to the nearest whole number.

“Exercise Price” means the $6.15 per share of common stock, subject to adjustment as provided in the Common Stock Warrant.

The Common Stock Warrants expire on the fifth anniversary of the Issuance Date, or such later date as may be extended by written consent of the Company and the holder, and if any such date falls on a day other than a trading day or on a day which trading does not take place on the Nasdaq Global Select Market (a “Holiday”), the next date that is not a Holiday.

Beneficial Ownership Limitation

The Common Stock Warrant cannot be converted into common stock if the holder and its affiliates would beneficially own more than 9.99% of the outstanding common stock. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon notice to us, provided that any increase in this limitation will not be effective until 61 days after such notice from the holder to us and such increase or decrease will apply only to the holder providing notice.

Transferability

In accordance with its terms and subject to applicable laws, a Common Stock Warrant may be offered for sale, sold, transferred or assigned without the Company’s consent.

Trading Market

There is no trading market available for the Common Stock Warrants on any securities exchange or nationally recognized trading system, and we do not expect a trading market to develop. We do not intend to list the Common Stock Warrants on any securities exchange or nationally recognized trading market. Without a trading market, the liquidity of the Common Stock Warrants will be extremely limited. The shares of common stock issuable upon exercise of the Common Stock Warrants are currently traded on Nasdaq.

Cashless Exercise

If at the time of the exercise of a Common Stock Warrant, a Registration Statement is not effective (or the prospectus contained therein is not available for use) covering the issuance of the shares of our common stock issuable upon exercise of the warrant (the “Warrant Shares”), then the holder may, in its sole discretion, exercise the Common Stock Warrant in whole or in part and, in lieu of making the cash payment otherwise contemplated to be made to the Company upon such exercise in payment of the aggregate Exercise Price, elect instead to receive upon such exercise the “Net Number” of Warrant Shares determined according to the formula contained in the Form of Common Stock Warrant Agreement (“Standard Net Exercise”). In addition, whether or not a Registration Statement is effective, the holder may exercise on an “alternate cashless exercise” basis (“Alternate Cashless Exercise” and together with “Standard Cashless Exercise,” the “Cashless Exercise”), in which case the number of shares issuable shall equal the product of (x) the number of shares of common stock then issuable upon a Cash Exercise and (y) 0.65.

Failure to Timely Deliver Securities

If the Company shall fail to timely deliver the shares of common stock upon the exercise of the Common Stock Warrants, or if a Registration Statement covering the issuance or resale of the Warrant Shares is not available and the Company fails to otherwise deliver the executed shares without any restrictive legend by crediting the holder’s balance account with DTC (generally, a “Delivery Failure”), (i) the Company shall pay in cash to the holder on each day after the delivery and during such Delivery Failure an amount equal to 1% of the product of (A) the sum of the number of shares of common stock not issued to the holder on or prior to the date the shares are delivered and to which the holder is entitled, multiplied by (B) any trading price of the common stock selected by the holder in writing as in effect at any time during the period beginning on the applicable exercise date and ending on the applicable date the shares are delivered, and (ii) the holder, upon written notice to the Company, may void its notice of exercise with respect to, and retain or have returned, as the case may be, any portion of the Common Stock Warrant that has not been exercised pursuant to such notice of exercise. In addition, if the Company fails to deliver shares issuable upon exercise in a timely manner, and the holder otherwise acquires such shares, the Company will, at the holder’s discretion, either (i) pay the holder in cash for the total purchase price of such shares or (ii) if shares are subsequently delivered by the Company, pay in cash the difference between the holder’s purchase price and the lowest closing bid price of the common stock during the buy-in period (a “Buy-In Payment Amount”).

Reservation of Shares

So long as the Common Stock Warrants remain outstanding, the Company will at all times keep reserved for issuance under the Common Stock Warrants a number of shares of common stock at least equal to 100% of the maximum number of shares of common stock as shall be necessary to satisfy the Company’s obligation to issue shares of common stock to each holder under the Common Stock Warrants then outstanding allocated on the basis of such holder’s portion of the Common Stock Warrants (the “Common Stock Warrants Required Reserve Amount”).

Insufficient Authorized Shares

If, at any time while any of the Common Stock Warrants remain outstanding, the Company does not have a sufficient number of authorized and unreserved shares of common stock to satisfy its obligation to reserve the Common Stock Warrants Required Reserve Amount, then the Company shall immediately take all action necessary to increase the Company’s authorized shares of common stock to an amount sufficient to allow the Company to reserve the Common Stock Warrants Required Reserve Amount for all the Common Stock Warrants then outstanding.

In the event that the Company is prohibited from issuing shares of common stock upon an exercise of a Common Stock Warrant due to the failure by the Company to have sufficient shares of common stock available out of the authorized but unissued shares of common stock (such unavailable number of shares of common stock, the “Authorization Failure Shares”), in lieu of delivering such Authorization Failure Shares to the holder, the Company shall pay cash in exchange for the cancellation of such portion of the Common Stock Warrant exercisable into such Authorization Failure Shares at a price equal to the sum of (i) the product of (x) such number of Authorization Failure Shares and (y) the greatest Closing Sale Price on any trading day during the period commencing on the date the holder delivers the applicable notice of exercise with respect to such Authorization Failure Shares to the Company and ending on the date of such issuance and payment; and (ii) to the extent the holder purchases (in an open market transaction or otherwise) shares of common stock to deliver in satisfaction of a sale by the holder of Authorization Failure Shares, any Buy-In Payment Amount, brokerage commissions and other out-of-pocket expenses, if any, of the holder incurred in connection therewith.

Purchase Rights

If at any time the Company grants, issues or sells any options, convertible securities, or rights to purchase stock, warrants, securities or other property pro rata to all or substantially all of the record holders of any class of common stock (the “Purchase Rights”), then each holder of Common Stock Warrants will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such holder could have acquired if such holder had held the number of shares of common stock acquirable upon complete conversion of all the Series A Convertible Preferred Stock held by such holder immediately prior to the date as of which the record holders of shares of common stock are to be determined for the grant, issue or sale of such Purchase Rights; subject to certain limitations on beneficial ownership.

Stock Dividends and Splits

If the Company (i) pays a stock dividend on one or more classes of its then outstanding shares of common stock or otherwise makes a distribution on any class of capital stock that is payable in shares of common stock, (ii) subdivides (by any stock split, stock dividend, recapitalization or otherwise) one or more classes of its then outstanding shares of common stock into a larger number of shares or (iii) combines (by combination, reverse stock split or otherwise) one or more classes of its then outstanding shares of common stock into a smaller number of shares, then in each such case the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of common stock outstanding immediately before such event and of which the denominator shall be the number of shares of common stock outstanding immediately after such event.

Fundamental Transactions

The Common Stock Warrants prohibit the Company from entering into a Fundamental Transaction, defined to include a merger, change or control, transfer of all or substantially all equity of the Company, or a sale of 50% or more of the Company’s outstanding shares of common stock, unless (i) the successor entity assumes in writing all of the obligations of the Company under the Common Stock Warrants by executing an instrument substantially similar in form and substance to the Common Stock Warrants, or (ii) the restriction is waived by the holder in its sole discretion.

Black Scholes Value

At the request of the holder of a Common Stock Warrant, commencing on the occurrence of certain events related to a Change of Control (as defined in the Common Stock Warrant), the Company or the successor entity (as the case may be) shall purchase the Common Stock Warrant from the holder on the date of such request by paying to the holder cash in an amount equal to the Black Scholes Value.

Right as a Shareholder

Except as otherwise provided in the Common Stock Warrants or by virtue of such holder’s ownership of common stock, the holders of the Common Stock Warrants do not have the rights or privileges of holders of our common stock, including any voting rights, until they exercise their Common Stock Warrants.

Amendments and Waiver

The Common Stock Warrants may be modified or amended only if the Company has obtained the written consent of the Required Holders (as defined in the Certificate of Amendment).

Governing Law, Dispute Resolution

The Common Stock Warrants are governed by the laws of the State of New York. The Company waives the right to jury trial. In the case of a dispute relating to the Exercise Price, the Closing Sale Price, the Bid Price, the Black

Scholes Value or the fair market value or the arithmetic calculation of the number of Warrant Shares, the Company or the holder (as the case may be) will submit the dispute to the other party and, if the holder and the Company are unable to promptly resolve such dispute, the holder may, at its sole option, select an independent, reputable investment bank to resolve such dispute. The Company and the holder will cause such investment bank to determine the resolution of such dispute, and such investment bank’s resolution of such dispute will be final and binding upon all parties absent manifest error. The fees and expenses of such investment bank will be borne solely by the Company.

New York Law and Some By-Law Provisions

The By-laws contain certain provisions that might have the effect of deterring a hostile takeover attempt of the Company. These By-law provisions have the following effects:

•

they provide that only persons who are nominated in accordance with the procedures set forth in the By-laws shall be eligible for election as a director of the Company, except as may be otherwise provided in the By-laws;

•

they provide that only business brought before the annual meeting by the Board or by a shareholder who complies with the procedures set forth in the By-laws may be transacted at an annual meeting of shareholders;

•

they provide that only the chair of the board, if any, the chief executive officer, the Board or, at the written request of record holders of at least 50% of the voting power of the Company’s outstanding shares, the secretary may call special meetings of the Company’s shareholders; and

•	they establish a procedure for the Board to fix the record date whenever shareholder action by written consent is undertaken.

Furthermore, the Company is subject to the provisions of Section 912 of the New York Business Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held New York corporation from engaging in a “business combination” with an “interested shareholder” for a period of five years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. For purposes of Section 912, a “business combination” includes a merger, asset sale or other transaction resulting in a financial benefit to the interested shareholder, and an “interested shareholder” is a person who, together with affiliates and associates, owns, or within five years prior, did own, 20% or more of the corporation’s voting stock.

Proxy Access Nominations

Under the By-laws, a shareholder (or a group of up to 20 shareholders) who has held at least 3% of the common stock for three years or more may nominate a director and have that nominee included in the Company’s proxy materials, provided that the shareholder and nominee satisfy the requirements specified in the By-laws. Any shareholder who intends to use these procedures to nominate a candidate for election to the Board for inclusion in the Company’s proxy statement must satisfy the requirements specified in the By-laws.

Listing of Common Stock

Our common stock is listed on Nasdaq under the symbol “BBBY.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219. Its telephone number is (800) 937-5449.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a summary of certain material United States federal income tax consequences relevant to non-U.S. holders, as defined below, of the ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. The following summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations and judicial and administrative authority, all of which are subject to change, possibly with retroactive effect. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a U.S. court will agree with such statements and conclusions.

This section does not consider state, local, gift, estate or non-U.S. tax consequences, nor does it address tax consequences to special classes of investors, including, but not limited to, tax-exempt or governmental organizations, insurance companies, banks or other financial institutions, partnerships or other entities classified as partnerships for United States federal income tax purposes (or an investor in such an entity), traders, brokers and dealers in securities or currencies, controlled foreign corporations, passive foreign investment companies, regulated investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, real estate investment trusts, persons who own or are deemed to own 10% or more of our voting stock, persons liable for the alternative minimum tax, persons liable for the Medicare tax on net investment income, persons subject to the base erosion and anti-abuse tax, certain former citizens, U.S. expatriates, or former long-term residents of the United States, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, persons deemed to sell our common stock under the constructive sale provisions of the Code, tax-qualified retirement plans, qualified foreign pension funds as defined in Section 897(l)(2) of the Code and entities all of the interest of which are held by qualified foreign pension funds, persons that will hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction, or persons that are required under Section 451 of the Code to conform the timing of income accruals to financial statements. Tax consequences may vary depending upon the particular status of an investor. The summary is limited to non-U.S. holders who purchase our common stock pursuant to this offering and will hold our common stock as “capital assets” (generally, property held for investment).

If an entity or arrangement treated as a partnership for United States federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partner and the partnership. If you are treated as a partner in such an entity holding our common stock, you should consult your tax advisor as to the United States federal income tax consequences applicable to you.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of shares of our common stock and you are not a “U.S. person” or an entity classified as a partnership for U.S. federal income tax purposes. You are a U.S. person for U.S. federal income tax purposes if you are:

•	an individual who is a citizen or resident of the United States (for tax purposes);

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) that has made a valid election to be treated as a U.S. person.

Distributions

If we make distributions with respect to our common stock, such distributions will be treated as dividends when paid to the extent of our current or accumulated earnings and profits as determined for United States federal income tax purposes. Any distribution not constituting a dividend will be treated first as reducing the adjusted basis in the non-U.S. Holder’s shares of our common stock and, to the extent it exceeds the adjusted basis in the non-U.S. Holder’s shares of our common stock, as gain from the sale or exchange of such stock.

Except as described below, if you are a non-U.S. holder, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an applicable income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate under an applicable income tax treaty, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividends paid to you, unless you have furnished to us or another payor:

•

A valid IRS Form W-8BEN, W-8BEN-E or other applicable IRS Form W-8 (or successor form) upon which you certify, under penalties of perjury, your status as a non-U.S. person and your entitlement to the lower treaty rate with respect to such payments, or

•

In the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with Treasury regulations.

If you are eligible for a reduced rate of U.S. withholding tax under an applicable income tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by timely filing a refund claim with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by an applicable income tax treaty, the dividends are attributable to a permanent establishment or fixed base that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid IRS Form W-8ECI or other applicable IRS Form W-8 (or successor form) upon which you represent, under penalties of perjury, that:

•	You are a non-U.S. person, and

•	The dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.

“Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations. If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate, or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Sale or Other Taxable Disposition

Subject to the discussion below regarding backup withholding and FATCA, you generally will not be subject to United States federal income or withholding tax on gain realized on the sale, exchange or other taxable disposition of our common stock unless:

•

The gain is effectively connected with your conduct of a trade or business in the United States and, if an applicable tax treaty requires, is attributable to your U.S. permanent establishment or fixed base maintained by you in the United States;

•	If you are an individual and are present in the United States for 183 days or more in the taxable year of the sale or other disposition, and certain other conditions are met; or

•

Our common stock constitutes a U.S. real property interest by reason of our status as a “U.S. real property holding corporation” (USRPHC) for U.S. federal income tax purposes and, if our common stock is “regularly traded” on an established securities market, you held, directly or indirectly, at any time during the shorter of the five-year period ending on the date of disposition or your holding period, more than 5% of our common stock.

With respect to the third bullet above, in general, we would be a USRPHC if our “U.S. real property interests” comprised at least 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held in our trade or business. We believe that we are not currently a USRPHC and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future.

If you are an individual and are described in the first bullet above, you will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates generally in the same manner as if you were a U.S. resident (except as provided by an applicable income tax treaty). If you are a foreign corporation and are described in the first bullet above, you will be subject to tax on your gain under regular U.S. federal income tax rates generally in the same manner as if you were a U.S. person and, in addition, may be subject to the branch profits tax on your effectively connected earnings and profits at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax (or such lower rate as may be specified by an applicable income tax treaty) on the gain derived from the disposition, which tax may be offset by U.S.-source capital losses for the year, provided that you have timely filed U.S. federal income tax returns with respect to such losses. You should consult any applicable income tax or other treaties that may provide for different rules.

Foreign Account Tax Compliance Act

Sections 1471 through 1474 of the Code and the Treasury regulations and administrative guidance issued thereunder (commonly referred to as FATCA) generally impose a 30% U.S. federal withholding tax on dividends on, and gross proceeds from the sale or other disposition of our common stock, if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), if such entity fails to comply with certain disclosure and reporting rules that, in general, require that (i) in the case of a foreign financial institution, the entity identify and provide information in respect of financial accounts with such entity held (directly or indirectly) by United States persons and United States-owned foreign entities, and (ii) in the case of a non-financial foreign entity, the entity identify and provide information in respect of substantial United States owners of such entity. The IRS has issued proposed regulations that, when finalized, will provide for the repeal of the 30% withholding tax that existing regulations released in January 2013 and subsequent guidance by the IRS would have applied to all payments of gross proceeds from the sale, exchange or other disposition of any stock occurring after December 31, 2018. In the preamble to the proposed regulations, the IRS provided that taxpayers may rely upon this repeal until the issuance of final regulations. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States with respect to these rules may be subject to different rules.

If withholding is required under FATCA on a payment related to our common stock, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available). Prospective investors should consult their tax advisors regarding the effect of FATCA in their particular circumstances.

Non-U.S. Holders are encouraged to consult with their tax advisors regarding the possible implications of FATCA on their investment in our common stock.

Information Reporting and Backup Withholding

Under certain circumstances, Treasury regulations require information reporting and backup withholding on certain payments on common stock.

Payment of dividends, and the tax withheld on those payments, are subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. We must report annually to the IRS and to each non-U.S. Holder the amount of dividends paid to that holder and the U.S. federal withholding tax withheld with respect to those dividends, regardless of whether withholding is reduced or eliminated by an applicable tax treaty. Under the provisions of an applicable income tax treaty or agreement, copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

U.S. backup withholding (currently at a rate of 24%) is imposed on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements. Payments of dividends on or of proceeds from the disposition of our common stock will generally be exempt from backup withholding, provided the non-U.S. Holder meets applicable certification requirements, including providing a correct and properly executed IRS Form W-8BEN, W-8BEN-E (or other applicable form) or otherwise establishing an exemption and the payor does not have actual knowledge or reason to know that the non-U.S. holder is a U.S. person, as defined under the Code, that is not an exempt recipient.

Backup withholding does not represent an additional tax. Any amounts withheld from a payment to a non-U.S. holder under the backup withholding rules will be allowed as a credit against the holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information or returns are timely furnished by the holder to the IRS.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

PLAN OF DISTRIBUTION (CONFLICT OF INTEREST)

The shares of our common stock offered by this prospectus are being offered by the selling shareholder, BRPC II. The shares may be sold or distributed from time to time by the selling shareholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the shares of our common stock offered by this prospectus could be effected in one or more of the following methods:

•	ordinary brokers’ transactions;

•	transactions involving cross or block trades;

•	through brokers, dealers, or underwriters who may act solely as agents;

•	“at the market” into an existing market for our common stock;

•	in other ways not involving market makers or established business markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions; or

•	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the state’s registration or qualification requirement is available and complied with.

BRPC II is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act.

BRPC II has informed us that it presently anticipates using, but is not required to use, B. Riley Securities, a registered broker-dealer and FINRA member and an affiliate of BRPC II, as a broker to effectuate resales, if any, of our common stock that it may acquire from us pursuant to the Purchase Agreement, and that it may also engage one or more other registered broker-dealers to effectuate resales, if any, of such common stock that it may acquire from us. Such resales will be made at prices and at terms then prevailing or at prices related to the then current market price. Each such registered broker-dealer will be an underwriter within the meaning of Section 2(a)(11) of the Securities Act. BRPC II has informed us that each such broker-dealer it engages to effectuate resales of our Common Stock on its behalf, excluding B. Riley Securities, may receive commissions from BRPC II for executing such resales for BRPC II and, if so, such commissions will not exceed customary brokerage commissions.

BRPC II is an affiliate of B. Riley Securities, a registered broker-dealer and FINRA member, which will act as an executing broker that will effectuate resales of our common stock that may be acquired by BRPC II from us pursuant to the Purchase Agreement to the public in this offering. Because BRPC II will receive all the net proceeds from such resales of our common stock made to the public through B. Riley Securities, B. Riley Securities is deemed to have a “conflict of interest” within the meaning of FINRA Rule 5121. Consequently, this offering will be conducted in compliance with the provisions of FINRA Rule 5121. Pursuant to that rule, the appointment of a “qualified independent underwriter” is not required in connection with this offering, as a “bona fide public market,” as defined in Rule 5121, exists for the securities offered. In accordance with FINRA Rule 5121, B. Riley Securities is not permitted to sell shares of our common stock in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Except as set forth above, we know of no existing arrangements between the selling shareholder and any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares of our common stock offered pursuant to the Purchase Agreement.

Brokers, dealers, underwriters or agents participating in the distribution of the shares of our common stock offered by this prospectus may receive compensation in the form of commissions, discounts, or concessions from the purchasers, for whom the broker-dealers may act as agent, of the shares sold by the selling shareholder through this prospectus. The compensation paid to any such particular broker-dealer by any such purchasers of shares of our common stock sold by the selling shareholder may be less than or in excess of customary commissions. Neither we nor the selling shareholder can presently estimate the amount of compensation that any agent will receive from any purchasers of shares of our common stock sold by the selling shareholder.

We may from time to time file with the SEC one or more supplements to this prospectus or amendments to the registration statement of which this prospectus forms a part to amend, supplement or update information contained in this prospectus, including, if and when required under the Securities Act, to disclose certain information relating to a particular sale of shares offered by this prospectus by the selling shareholder, including with respect to any compensation paid or payable by the selling shareholder to any brokers, dealers, underwriters or agents that participate in the distribution of such shares by the selling shareholder, and any other related information required to be disclosed under the Securities Act.

We will pay the expenses incident to the registration under the Securities Act of the offer and sale of the Purchase Shares covered by the Purchase Agreement by the selling shareholder.

As consideration for its irrevocable commitment to purchase our common stock under the Purchase Agreement, we agreed to issue to BRPC II (x) immediately following the Reverse Stock Split of the common stock or (y) if no Reverse Stock Split occurs, immediately prior to the Commencement,                 shares of our common stock as Commitment Shares, which Commitment Shares have a total aggregate value equal to                % of BRPC II’s $1.0 billion total dollar amount purchase commitment under the Purchase Agreement (assuming a purchase price of $                 per Commitment Share, representing the VWAP per share of our common stock for the five-consecutive trading day period ending on the date of the Purchase Agreement), upon execution of the Purchase Agreement and the Registration Rights Agreement. In accordance with FINRA Rule 5110, the Commitment Shares are deemed to be underwriting compensation in connection with sales of our common stock by BRPC II to the public. In addition, we have agreed to reimburse BRPC II for the reasonable legal fees and disbursements of BRPC II’s legal counsel in an amount not to exceed (i) $100,000 upon our execution of the Purchase Agreement and Registration Rights Agreement and (ii) $15,000 per fiscal quarter, however, that such additional reimbursement shall be $25,000 if such fiscal quarter is also the fiscal quarter in which the Company files its Form 10-K, in each case in connection with the transactions contemplated by this Agreement and the Registration Rights Agreement. In accordance with FINRA Rule 5110, these reimbursed fees and expenses are deemed to be underwriting compensation in connection with sales of our common stock by BRPC II to the public.

We also have agreed to indemnify BRPC II and certain other persons against certain liabilities in connection with the offering of shares of our common stock offered hereby, including liabilities arising under the Securities Act or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. BRPC II has agreed to indemnify us against liabilities under the Securities Act that may arise from certain written information furnished to us by BRPC II specifically for use in this prospectus or, if such indemnity is unavailable, to contribute amounts required to be paid in respect of such liabilities. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

We estimate that the total expenses for the offering will be approximately $1,205,000.

Affiliates of BRPC II have, from time to time, provided, and may in the future provide, investment banking, commercial banking and other services for us in the ordinary course of business, for which they received or will receive in the future customary fees and commissions.

BRPC II has represented to us that at no time prior to the date of the Purchase Agreement has BRPC II, its sole member, any of their respective officers, or any entity managed or controlled by BRPC II or its sole member, engaged in or effected, in any manner whatsoever, directly or indirectly, for its own account or for the account of any of its affiliates, any short sale (as such term is defined in Rule 200 of Regulation SHO of the Exchange Act) of our common stock or any hedging transaction, which establishes a net short position with respect to our common stock. BRPC II has agreed that during the term of the Purchase Agreement, none of BRPC II, its sole member, any of their respective officers, or any entity managed or controlled by BRPC II or its sole member, will enter into or effect, directly or indirectly, any of the foregoing transactions for its own account or for the account of any other such person or entity.

We have advised BRPC II that it is required to comply with Regulation M promulgated under the Exchange Act. With certain exceptions, Regulation M precludes BRPC II, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the common stock offered by this prospectus.

This offering will terminate on the date that all shares of our common stock offered by this prospectus have been sold by BRPC II.

Our common stock is currently listed on Nasdaq under the symbol “BBBY”.

LEGAL MATTERS

The validity of the securities described in this prospectus will be passed upon for Bed Bath & Beyond Inc. by Kirkland & Ellis LLP, New York, New York.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, and the effectiveness of the Company’s internal control over financial reporting have been audited by KPMG LLP, an independent registered public accounting firm, as stated in their reports. Those consolidated financial statements and financial statement schedule have been included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy and information statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. You may also access the information we file electronically with the SEC through our website at www.bedbathandbeyond.com. Please note that the SEC’s website is included in this prospectus as an inactive textual reference only. The information contained on the SEC’s website and our website is not incorporated by reference into this prospectus and should not be considered to be part of this prospectus, except as described in the following paragraph.

BED BATH & BEYOND INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(in thousands, except per share data)

	February 26, 2022	February 27, 2021
Assets
Current assets:
Cash and cash equivalents	$439,496	$1,352,984
Merchandise inventories	1,725,410	1,671,909
Prepaid expenses and other current assets	198,248	595,152

Total current assets	2,363,154	3,620,045

Long term investment securities	19,212	19,545
Property and equipment, net	1,027,387	918,418
Operating lease assets	1,562,857	1,587,101
Other assets	157,962	311,821

Total assets	$5,130,572	$6,456,930

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$872,445	$986,045
Accrued expenses and other current liabilities	529,371	636,329
Merchandise credit and gift card liabilities	326,465	312,486
Current operating lease liabilities	346,506	360,061

Total current liabilities	2,074,787	2,294,921

Other liabilities	102,438	82,279
Operating lease liabilities	1,508,002	1,509,767
Income taxes payable	91,424	102,664
Long term debt	1,179,776	1,190,363

Total liabilities	4,956,427	5,179,994

Shareholders’ equity:
Preferred stock—$0.01 par value; authorized—1,000 shares; no shares issued or outstanding	—	—
Common stock—$0.01 par value; authorized— 900,000 shares; issued 344,146 and 343,241, respectively; outstanding 81,979 and 109,621 shares, respectively	3,441	3,432
Additional paid-in capital	2,235,894	2,152,135
Retained earnings	9,666,091	10,225,253
Treasury stock, at cost; 262,167 and 233,620 shares, respectively	(11,685,267)	(11,048,284)
Accumulated other comprehensive loss	(46,014)	(55,600)

Total shareholders’ equity	174,145	1,276,936

Total liabilities and shareholders’ equity	$5,130,572	$6,456,930

See accompanying Notes to Consolidated Financial Statements.

BED BATH & BEYOND INC. AND SUBSIDIARIES
Consolidated Statements of Operations
(in thousands, except per share data)

	Fiscal Year Ended
	February 26, 2022	February 27, 2021	February 29, 2020
Net sales	$7,867,778	$9,233,028	$11,158,580
Cost of sales	5,384,287	6,114,947	7,616,920

Gross profit	2,483,491	3,118,081	3,541,660
Selling, general and administrative expenses	2,692,292	3,224,363	3,732,498
Impairments, including on assets held for sale	36,531	127,341	509,226
Restructuring and transformation initiative expenses	144,025	102,202	—
Loss on sale of businesses	18,221	1,062	—

Operating loss	(407,578)	(336,887)	(700,064)
Interest expense, net	64,702	76,913	64,789
Loss (gain) on extinguishment of debt	376	(77,038)	—

Loss before provision (benefit) from income taxes	(472,656)	(336,762)	(764,853)
Provision (benefit) from income taxes	86,967	(185,989)	(151,037)

Net loss	$(559,623)	$(150,773)	$(613,816)

Net loss per share—Basic	$(5.64)	$(1.24)	$(4.94)
Net loss per share—Diluted	$(5.64)	$(1.24)	$(4.94)
Weighted average shares outstanding—Basic	99,249	121,446	124,352
Weighted average shares outstanding—Diluted	99,249	121,446	124,352
Dividends declared per share	$—	$—	$0.68
See accompanying Notes to Consolidated Financial Statements.

BED BATH & BEYOND INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Loss
(in thousands)

	Fiscal Year Ended
	February 26, 2022	February 27, 2021	February 29, 2020
Net loss	$(559,623)	$(150,773)	$(613,816)
Other comprehensive (loss) income:
Change in temporary impairment of auction rate securities, net of tax	(251)	(617)	276
Pension adjustment, net of tax	(1,562)	(1,396)	(4,791)
Reclassification adjustment on settlement of the pension plan, net of tax	9,938	1,522	—
Currency translation adjustment	1,461	9,800	(1,784)

Other comprehensive income (loss)	9,586	9,309	(6,299)

Comprehensive loss	$(550,037)	$(141,464)	$(620,115)

See accompanying Notes to Consolidated Financial Statements.

BED BATH & BEYOND INC. AND SUBSIDIARIES
Consolidated Statements of Shareholders’ Equity
(in thousands)

	Common Stock		Additional Paid- in Capital	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Loss	Total
	Shares	Amount			Shares	Amount
Balance at March 2, 2019	342,582	$3,426	$2,118,673	$11,112,887	(210,349)	$(10,616,045)	$(58,610)	$2,560,331
Net loss	—	—	—	(613,816)	—	—	—	(613,816)
Other comprehensive loss, net of tax	—	—	—	—	—	—	(6,299)	(6,299)
Effect of Adoption of ASU 2016-02	—	—	—	(40,700)	—	—	—	(40,700)
Dividends declared	—	—	—	(83,545)	—	—	—	(83,545)
Shares sold under employee stock option plans, net of tax	139	1	2,345	—	—	—	—	2,346
Issuance of restricted shares, net	370	4	(4)	—	—	—	—	—
Payment and vesting of performance stock units	580	5	(5)	—	—	—	—	—
Stock-based compensation expense, net	—	—	46,159	—	—	—	—	46,159
Director fees paid in stock	12	—	169	—	—	—	—	169
Repurchase of common stock, including fees	—	—	—	—	(6,806)	(99,710)	—	(99,710)

Balance at February 29, 2020	343,683	3,436	2,167,337	10,374,826	(217,155)	(10,715,755)	(64,909)	1,764,935
Net loss	—	—	—	(150,773)	—	—	—	(150,773)
Other comprehensive income, net of tax	—	—	—	—	—	—	9,309	9,309
Dividends forfeited	—	—	—	1,200	—	—	—	1,200
Forfeiture of restricted shares, net	(786)	(8)	8	—	—	—	—	—
Payment and vesting of performance stock units	344	4	(4)	—	—	—	—	—
Stock-based compensation expense, net	—	—	32,344	—	—	—	—	32,344
Accelerated share repurchase program	—	—	(47,550)	—	(15,833)	(327,450)	—	(375,000)
Repurchase of common stock, including fees	—	—	—	—	(632)	(5,079)	—	(5,079)

Balance at February 27, 2021	343,241	3,432	2,152,135	10,225,253	(233,620)	(11,048,284)	(55,600)	1,276,936
Net loss	—	—	—	(559,623)	—	—	—	(559,623)
Other comprehensive income, net of tax	—	—	—	—	—	—	9,586	9,586
Dividends forfeited	—	—	—	461	—	—	—	461
Issuance of restricted shares, net	624	6	(6)	—	—	—	—	—
Payment and vesting of performance stock units	274	3	(3)	—	—	—	—	—
Stock-based compensation expense, net	—	—	36,080	—	—	—	—	36,080
Accelerated share repurchase program	—	—	47,550	—	(200)	(47,550)	—	—
Director fees paid in stock	7	—	138	—	—	—	—	138
Repurchase of common stock, including fees	—	—	—	—	(28,347)	(589,433)	—	(589,433)

Balance at February 26, 2022	344,146	$3,441	$2,235,894	$9,666,091	(262,167)	$(11,685,267)	$(46,014)	$174,145

See accompanying Notes to Consolidated Financial Statements.

BED BATH & BEYOND INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(in thousands)

	Fiscal Year Ended
	February 26, 2022	February 27, 2021	February 29, 2020
Cash Flows from Operating Activities:
Net loss	$(559,623)	$(150,773)	$(613,816)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	293,626	340,912	342,511
Impairments, including on assets held for sale	36,531	127,341	509,226
Stock-based compensation	35,061	31,594	45,676
Deferred income taxes	125,711	148,741	(145,543)
Loss on sale of businesses	18,221	1,062	—
Loss (gain) on debt extinguishment	376	(77,038)	—
Loss on sale leaseback transaction	—	—	27,357
Other	(8,298)	(396)	(3,446)
Decrease (increase) in assets:
Merchandise inventories	(53,339)	64,947	506,334
Other current assets	387,746	(387,172)	(4,781)
Other assets	607	1,519	239
Increase (decrease) in liabilities:
Accounts payable	(132,785)	168,556	(124,206)
Accrued expenses and other current liabilities	(100,356)	15,538	61,864
Merchandise credit and gift card liabilities	13,981	(12,110)	1,154
Income taxes payable	(11,257)	54,958	(22,783)
Operating lease assets and liabilities, net	(14,162)	(32,813)	(2,899)
Other liabilities	(14,186)	(26,758)	14,054

Net cash provided by operating activities	17,854	268,108	590,941

Cash Flows from Investing Activities:
Purchases of held-to-maturity investment securities	(29,997)	—	(443,500)
Redemption of held-to-maturity investment securities	30,000	386,500	545,000
Net proceeds from sales of businesses	—	534,457	—
Net proceeds from sales of property	5,000	—	—
Proceeds from sale-leaseback transaction	—	—	267,277
Capital expenditures	(354,185)	(183,077)	(277,401)

Net cash (used in) provided by investing activities	(349,182)	737,880	91,376

Cash Flows from Financing Activities:
Borrowing of long-term debt	—	236,400	—
Repayments of long-term debt	(11,360)	(457,827)	—
Repayments of finance leases	(1,033)	—	—
Prepayment under share repurchase agreement	—	(47,550)	—
Repurchase of common stock, including fees	(589,433)	(332,529)	(99,710)
Payment of dividends	(749)	(23,108)	(85,482)
Payment of deferred financing fees	(3,443)	(7,690)	—
Proceeds from exercise of stock options	—	—	2,346

Net cash used in financing activities	(606,018)	(632,304)	(182,846)

Effect of exchange rate changes on cash, cash equivalents, and restricted cash	1,006	5,075	(977)

Net (decrease) increase in cash, cash equivalents and restricted cash	(936,340)	378,759	498,494
Change in cash balances classified as held-for-sale	—	4,815	(4,815)

Net (decrease) increase in cash, cash equivalents and restricted cash	(936,340)	383,574	493,679
Cash, cash equivalents and restricted cash:
Beginning of period	1,407,224	1,023,650	529,971

End of period	$470,884	$1,407,224	$1,023,650

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
Bed Bath & Beyond Inc. and Subsidiaries

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

A.	Nature of Operations
Bed Bath & Beyond Inc. and subsidiaries (the “Company”) is an omni-channel retailer that makes it easy for its customers to feel at home. The Company sells a wide assortment of merchandise in the Home, Baby, Beauty & Wellness markets and operates under the names Bed Bath & Beyond (“BBB”), buybuy BABY (“BABY”), and Harmon, Harmon Face Values, or Face Values (collectively, “Harmon”). Customers can purchase products either in-store,
online, with a mobile device or through a customer contact center. The Company generally has the ability to have customer purchases picked up in-store,
curbside or shipped direct to the customer from the Company’s distribution facilities, stores or vendors. The Company also operates Decorist (“Decorist”), an online interior design platform that provides personalized home design services. In addition, the Company is a partner in a joint venture which operates retail stores in Mexico under the name Bed Bath & Beyond.
We offer a broad assortment of national brands and a growing assortment of proprietary Owned Brand merchandise—including eight
 new Owned Brands launched in Fiscal 2021—in key destination categories including bedding, bath, kitchen food prep, home organization, indoor décor, baby and personal care.
We account for o
ur
operations as one North American Retail reporting segment. In Fiscal 2020 and 2019, we accounted for our operations as two
 operating segments: North American Retail and Institutional Sales, the latter of which was divested in October 2020, did not meet the quantitative thresholds under GAAP and, therefore, was not a reportable segment. Net sales outside of the U.S. for the Company were not material for Fiscal 2021, 2020, and 2019. As the Company operates in the retail industry, its results of operations are affected by general economic conditions and consumer spending habits.

B.	Fiscal Year
The Company’s Fiscal year is comprised of the 52 or
53-week
period ending on the Saturday nearest February 28th. Accordingly, Fiscal 2021, Fiscal 2020, and Fiscal 2019 represented 52 weeks and ended on February 26, 2022, February 27, 2021, and February 29, 2020, respectively.

C.	Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. The Company accounts for its investment in the joint venture referred to above under the equity method.
All significant intercompany balances and transactions have been eliminated in consolidation.

D.	Recent Accounting Pronouncements
In March 2020, the Financial Accounting Standards Board (“FASB”) issued ASU
2020-04
Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The amendment provides optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on contracts, hedging relationships and other transactions that reference LIBOR. These updates are effective immediately and may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2022. The Company is currently evaluating its contracts and the optional expedients provided by this update, but does not expect the adoption of this guidance to have a material impact to the financial statements.
In December 2019, the FASB issued ASU
No. 2019-12,
Income Taxes, to simplify the accounting for income taxes. The guidance eliminates certain exceptions related to the approach for intraperiod tax allocations, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences related to changes in ownership of equity method investments and foreign subsidiaries. The guidance also simplifies aspects of accounting for franchise taxes, enacted changes in tax laws or rates and clarifies the accounting for transactions that result in a step-up
in the tax basis of goodwill. The standard is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years with early adoption permitted. The Company adopted this standard in Fiscal 2021; upon adoption, this guidance did not have a material impact on its consolidated financial statements.

E.	Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires the Company to establish accounting policies and to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience and on other assumptions that it believes to be relevant under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. In particular, judgment is used in areas such as inventory valuation, impairment of long-lived assets, impairment of auction rate securities, goodwill and other indefinite lived intangible assets, accruals for self-insurance, litigation, store opening, expansion, relocation and closing costs, the provision for sales returns, vendor allowances, stock-based compensation and income and certain other taxes. Actual results could differ from these estimates.

F.	Cash and Cash Equivalents
The Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents. Included in cash and cash equivalents are credit and debit card receivables from banks, which typically settle within five business days, of $
47.9
 million and $
64.0
 million as of February 26, 2022 and February 27, 2021, respectively.
Short-term restricted cash was
zero
 and $5.0 million as of February 26, 2022 and February 27, 2021, respectively, and is included in prepaid expenses and other current assets on the consolidated balance sheet. Long-term restricted cash of $
31.4
 million and $
49.2
 million as of February 26, 2022 and February 27, 2021, respectively, is included in other long-term assets on the consolidated balance sheet.

G.	Investment Securities
Investment securities consist primarily of auction rate securities, which are securities with interest rates that reset periodically through an auction process, and U.S. Treasury Bills, when outstanding. The U.S. Treasury Bills with original maturities of greater than three months were classified as short term held-to-maturity
securities and stated at their amortized cost which approximated fair value. Auction rate securities are classified as available-for-sale
and are stated at fair value, which had historically been consistent with cost or par value due to interest rates which reset periodically, typically every 7, 28 or 35 days. As a result, there generally were no cumulative gross unrealized holding gains or losses relating to these auction rate securities. However, during the global financial crisis of 2008 the auction process for the Company’s auction rate securities failed and continues to fail. These failed auctions result in a lack of liquidity in the securities and affect their estimated fair values at February 26, 2022 and February 27, 2021, but do not affect the underlying collateral of the securities (see “Fair Value Measurements,” Note 4 and “Investment Securities,” Note 5). All income from these investments is recorded as interest income.
Those investment securities which the Company has the ability and intent to hold until maturity are classified as held-to-maturity
investments and are stated at amortized cost.

Premiums are amortized and discounts are accreted over the life of the security as adjustments to interest income using the effective interest method. Dividend and interest income are recognized when earned.

H.	Inventory Valuation
Merchandise inventories are stated at the lower of cost or market. Inventory costs are primarily calculated using the weighted average retail inventory method.
Under the retail inventory method, the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost-to-retail
ratio to the retail values of inventories. The inputs associated with determining the cost-to-retail
ratio include: merchandise purchases, net of returns to vendors, discounts and volume and incentive rebates; inbound freight expenses; and import charges, including duties, insurance and commissions.
The retail inventory method contains certain management judgments that may affect inventory valuation. At any one time, inventories include items that have been written down to the Company’s best estimate of their realizable value. Judgment is required in estimating realizable value and factors considered are the age of merchandise, anticipated demand based on factors such as customer preferences and fashion trends, and anticipated changes in product assortment (including related to the launch of Owned Brands) as well as anticipated markdowns to reduce the price of merchandise from its recorded retail price to a retail price at which it is expected to be sold in the future. These estimates are based on historical experience and current information about future events which are inherently uncertain. Actual realizable value could differ materially from this estimate based upon future customer demand or economic conditions, including uncertainty related to the ongoing
COVID-19
pandemic (see “Impact of the
COVID-19
Pandemic,” Note 2).
The Company estimates its reserve for inventory shrinkage throughout the year based on historical shrinkage and any current trends, if applicable. Actual shrinkage is recorded at fiscal year end based upon the results of the Company’s physical inventory counts for locations at which counts were conducted. For locations where physical inventory counts were not conducted in the fiscal year, an estimated shrink reserve is recorded based on historical shrinkage and any current trends, if applicable. Historically, the Company’s shrinkage has not been volatile.
The Company accrues for merchandise in transit once it takes legal ownership and title to the merchandise; as such, an estimate for merchandise in transit is included in the Company’s merchandise inventories.

I.	Property and Equipment
Property and equipment are stated at cost and are depreciated primarily using the straight-line method over the estimated useful lives of the assets (40 years for buildings; 5 to 20 years for furniture, fixtures and equipment; and 3 to 10 years for computer equipment and software). Leasehold improvements are amortized using the straight-line method over the lesser of their estimated useful life or the life of the lease. Depreciation expense is primarily included within selling, general and administrative expenses. (see “Property and Equipment,” Note 6).
The cost of maintenance and repairs is charged to earnings as incurred; significant renewals and betterments are capitalized. Maintenance and repairs amounted to $80.0 million, $117.7 million, and $133.9 million for Fiscal 2021, 2020, and 2019, respectively.

J.	Impairment of Long-Lived Assets
The Company reviews long-lived assets for impairment when events or changes in circumstances indicate the carrying value of these assets may exceed their current fair values. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale are separately presented in the appropriate asset and liability sections of the balance sheet (see “Assets Held for Sale and Divestitures,” Note 16). In Fiscal 2021 and Fiscal 2020, the Company recorded non-cash
pre-tax
impairment charges of $30.8 million and $92.9 million, respectively, for certain store-level assets, including leasehold improvements and operating lease assets. In the future, if events or market conditions affect the estimated fair value to the extent that a long-lived asset is impaired, the Company will adjust the carrying value of these long-lived assets in the period in which the impairment occurs.

K	Goodwill and Other Indefinite Lived Intangible Assets
Included within other assets in the accompanying consolidated balance sheets as of February 26, 2022 and February 27, 2021, respectively, are $16.3 million and $22.0 million for indefinite lived tradenames and trademarks.
The Company reviews its intangible assets that have indefinite lives for impairment annually as of the end of the fiscal year or when events or changes in circumstances indicate the carrying value of these assets might exceed their current fair values. Impairment testing is based upon the best information available including estimates of fair value which incorporate assumptions marketplace
participants would use in making their estimates of fair value. Significant assumptions and estimates are required, including, but not limited to, projecting future cash flows, determining appropriate discount rates and terminal growth rates, and other assumptions, to estimate the fair value of goodwill and indefinite lived intangible assets. Although the Company believes the assumptions and estimates made are reasonable and appropriate, different assumptions and estimates could materially impact its reported financial results.
Other indefinite lived intangible assets were recorded as a result of acquisitions and primarily consist of tradenames. The Company values its tradenames using a relief-from-royalty approach, which assumes the value of the tradename is the discounted cash flows of the amount that would be paid by a hypothetical market participant had they not owned the tradename and instead licensed the tradename from another company. For the fiscal years ended February 26, 2022, February 27, 2021, and February 29, 2020, the Company completed a quantitative impairment analysis for certain other indefinite lived intangible assets, by comparing the fair value of the tradenames to their carrying value and recognized non-cash
pre-tax
tradename impairment charges of $5.7 million, $35.1 million, and $41.8 million, respectively, within goodwill
and other impairments in the consolidated statement of operations. As of February 26, 2022, for the remaining other indefinite lived intangible assets, the Company assessed qualitative factors in order to determine whether any events and circumstances existed which indicated that it was more likely than not that the fair value of these other indefinite lived assets did not exceed their carrying values and concluded no such events or circumstances existed which would require an impairment test be performed. In the future, if events or market conditions affect the estimated fair value to the extent that an asset is impaired, the Company will adjust the carrying value of these assets in the period in which the impairment occurs.
As of June 1, 2019, the Company completed a quantitative impairment analysis of goodwill related to its reporting units by comparing the fair value of a reporting unit with its carrying amount. The Company performed a discounted cash flow analysis and market multiple analysis for each reporting unit. Based upon the analysis performed, the Company recognized non-cash
pre-tax
goodwill impairment charges of $391.1 million for the North American Retail reporting unit. Cumulatively, the Company has recognized non-cash
pre-tax
goodwill impairment charges of $676.2 million and $40.1 million for the North American Retail and Institutional Sales reporting units, respectively. The Institutional Sales unit was divested in October 2020. As of February 26, 2022 and February 27, 2021, the Company did not have any goodwill recorded on its consolidated balance sheet.

L.	Self-Insurance
The Company utilizes a combination of insurance and self-insurance for a number of risks including workers’ compensation, general liability, cyber liability, property liability, automobile liability and employee related health care benefits (a portion of which is paid by its employees). Liabilities associated with the risks that the Company retains are not discounted and are estimated by considering historical claims experience, demographic factors, severity factors and other actuarial assumptions. Although the Company’s claims experience has not displayed substantial volatility in the past, actual experience could materially vary from its historical experience in the future. Factors that affect these estimates include but are not limited to: inflation, the number and severity of claims and regulatory changes. In the future, if the Company concludes an adjustment to self-insurance accruals is required, the liability will be adjusted accordingly.
Beginning in the fourth quarter of Fiscal 2020, the Company began insuring portions of its workers’ compensation and medical insurance through a wholly owned captive insurance subsidiary (the “Captive”) to enhance its risk financing strategies. The Captive is subject to regulations in Vermont, including those relating to its levels of liquidity and other requirements. The Captive was in compliance with all regulations as of February 26, 2022.

M.	Shareholders’ Equity
The Company has authorization to make repurchases of its common shares from time to time in the open market or through other programs approved by the Board of Directors pursuant to existing rules and regulations (see “Shareholders’ Equity,” Note 14).

N.	Fair Value of Financial Instruments
The Company’s financial instruments include cash and cash equivalents, investment securities, accounts payable, long term debt and certain other liabilities. The Company’s investment securities consist primarily of U.S. Treasury securities, which are stated at amortized cost, and auction rate securities consisting of preferred shares of closed end municipal bond funds, which are stated at their approximate fair value. The book value of the financial instruments, excluding the Company’s long term debt, is representative of their fair values (see “Fair Value Measurements,” Note 4).

O.	Leases
The Company determines if an arrangement is a lease or contains a lease at the inception of the contract. The Company’s leases generally contain fixed and variable components. Variable components are primarily contingent rents based upon store sales exceeding stipulated amounts. Lease agreements may also include non-lease
components, such as certain taxes, insurance and common area maintenance, which the Company combines with the lease component to account for both as a single lease component. Lease liabilities, which represent the Company’s obligation to make lease payments arising from the lease, and corresponding right-of-use
assets, which represent the Company’s right to use an underlying asset for the lease term, are recognized at the commencement date of the lease, which is typically the date the Company obtains possession of the leased premises, based on the present value of fixed future payments over the lease term. The Company utilizes the lease term for which it is reasonably certain to use the underlying asset, including consideration of options to extend or terminate the lease. Incentives received from landlords are recorded as a reduction to the lease right-of-use
assets. The Company does not recognize lease
right-of-use
assets and corresponding lease liabilities for leases with initial terms of 12 months or less.
The Company calculates the present value of future payments using the discount rate implicit in the lease, if available, or its incremental borrowing rate. The incremental borrowing rate is the rate of interest that a lessee would have to pay to borrow on a collateralized basis over a similar term at an amount equal to the lease payments in a similar economic environment. The Company determined discount rates based on the rates of its unsecured borrowings, which are then adjusted for the appropriate lease term and effects of full collateralization. In determining the Company’s operating lease assets and operating lease liabilities, the Company applied these incremental borrowing rates to the minimum lease payments within each lease agreement.
For operating leases, lease expense relating to fixed payments is recognized on a straight-line basis over the lease term and lease expense relating to variable payments is expensed as incurred. For finance leases, the amortization of the asset is recognized over the shorter of the lease term or useful life of the underlying asset (see “Leases,” Note 10).

P.	Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets in the accompanying consolidated balance sheets as of February 26, 2022 and February 27, 2021, respectively, are $198.2 million and $595.2 million, which includes income tax receivables as of February 26, 2022 and February 27, 2021 of $26.5 million and $318.1 million, respectively (see “Provision for Income Taxes,” Note 8).

Q.	Revenue Recognition
Sales are recognized upon purchase by customers at the Company’s retail stores or upon delivery
for products purchased from its websites. The value of
point-of-sale
coupons and
point-of-sale
rebates that result in a reduction of the price paid by the customer are recorded as a reduction of sales. Shipping and handling fees that are billed to a customer in a sale transaction are recorded in sales. Taxes, such as sales tax, use tax and value added tax, are not included in sales.
Revenues from gift cards, gift certificates and merchandise credits are recognized when redeemed. Gift cards have no provisions for reduction in the value of unused card balances over defined time periods and have no expiration dates. In Fiscal 2021 and Fiscal 2020, the Company recognized net sales for gift card and merchandise credit redemptions of approximately $72.3 million and $98.0 million, which were included in merchandise credit and gift card liabilities on the consolidated balance sheet as of February 27, 2021 and February 29, 2020, respectively.
Sales returns are provided for in the period that the related sales are recorded based on historical experience. Although the estimate for sales returns has not varied materially from historical provisions, actual experience could vary from historical experience in the future if the level of sales return activity changes materially. In the future, if the Company concludes that an adjustment is required
due to material changes in the returns activity, the liability for estimated returns and the corresponding right of return asset will be adjusted accordingly. As of February 26, 2022 and February 27, 2021, the liability for estimated returns of $23.6 million and $36.2 million is included in accrued expenses and other current liabilities and the corresponding right of return asset for merchandise of $14.6 million and $23.4 million, respectively, is included in prepaid
expenses and other current assets, respectively.
The Company sells a wide assortment of domestics merchandise and home furnishings. Domestics merchandise includes categories such as bed linens and related items, bath items and kitchen textiles. Home furnishings include categories such as kitchen and tabletop items, fine tabletop, basic housewares, general home furnishings (including furniture and wall décor), consumables and certain juvenile products. Sales of domestics merchandise and home furnishings accounted for approximately 37.4% and 62.6% of net sales, respectively, for Fiscal 2021, 34.7% and 65.3% of net sales, respectively, for Fiscal 2020 and 35.2% and 64.8% of net sales, respectively, for
Fiscal
2019.

R.	Cost of Sales
Cost of sales includes the cost of merchandise, buying costs and costs of the Company’s distribution network including inbound freight charges, import charges (including duties), distribution facility costs, receiving costs, internal transfer costs and shipping and handling costs.

S.	Vendor Allowances
The Company receives allowances from vendors in the normal course of business for various reasons including direct cooperative advertising, purchase volume and reimbursement for other expenses. Annual terms for each allowance include the basis for earning the allowance and payment terms, which vary by agreement. All vendor allowances are recorded as a reduction of inventory cost, except for direct cooperative advertising allowances which are specific, incremental and identifiable. The Company recognizes purchase volume allowances as a reduction of the cost of inventory in the quarter in which milestones are achieved. Advertising costs were reduced by
direct cooperative allowances of $35.8 million, $28.9 million, and $30.9 million for Fiscal 2021, 2020, and 2019, respectively.

T.	Store Opening, Expansion, Relocation and Closing Costs
Store opening, expansion, relocation and closing costs, including markdowns, asset residual values and projected occupancy costs, are charged to earnings as incurred.

U.	Advertising Costs
Advertising expenses related to direct response advertising are expensed on the first day of the direct response advertising event. All other advertising expenses associated with store advertising are charged to earnings as incurred. Net advertising costs amounted to $407.1 million, $347.8 million, and $478.5 million for Fiscal 2021, 2020, and 2019, respectively.

V.	Stock-Based Compensation
The Company measures all employee stock-based compensation awards using a fair value method and records
such expense, net of estimated forfeitures, in its consolidated financial statements. The Company’s stock-based compensation relates to restricted stock awards, stock options, restricted stock units and performance stock units. The Company’s restricted stock awards are considered nonvested share awards (see “Stock-Based Compensation,” Note 15).

W.	Income Taxes
The Company files a consolidated federal income tax return. Income tax returns are also filed with each taxable jurisdiction in which the Company conducts business.
The Company accounts for its income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.
In assessing the recoverability of its deferred tax assets, the Company evaluates the available objective positive and negative evidence to estimate whether it is more likely than not that sufficient future taxable income will be generated to permit use of existing deferred tax assets in each taxpaying jurisdiction. For any deferred tax asset in excess of the amount for which it is more likely than not that the Company will realize a benefit, a valuation allowance is established. A valuation allowance is a
non-cash
charge, and does not limit the Company’s ability to utilize its deferred tax assets, including its ability to utilize tax loss and credit carryforward amounts against future taxable income.
On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Act. The Tax Act included a mandatory one-time
tax on accumulated earnings of foreign subsidiaries, and as a result, all previously unremitted earnings for which no U.S. deferred tax liability had been previously accrued has now been subject to U.S. tax. Notwithstanding the U.S. taxation of these amounts, the Company intends to continue to reinvest the unremitted earnings of its Canadian subsidiary. Accordingly, no additional provision has been made for U.S. or additional
non-U.S.
taxes with respect to these earnings, except for the transition tax resulting from the Tax Act. In the event of repatriation to the U.S., it is expected that such earnings would be subject to
non-U.S.
withholding taxes offset, in whole or in part, by U.S. foreign tax credits.
The Company recognizes the tax benefit from an uncertain tax position only if it is at least more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the taxing authorities.
Judgment is required in determining the provision for income and other taxes and related accruals, and deferred tax assets and liabilities. In the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company’s various tax returns are subject to audit by various tax authorities. Although the Company believes that its estimates are reasonable, actual results could differ from these estimates (see “Provision for Income Taxes”, Note 8).

X.	Earnings per Share
The Company presents earnings per share on a basic and diluted basis. Basic earnings per share is computed by dividing net earnings by the weighted average number of shares outstanding. Diluted earnings per share is computed by dividing net earnings by the weighted average number of shares outstanding, including the dilutive effect of stock-based awards as calculated under the treasury stock method.
Stock-based awards of approximately 2.9 million, 2.4 million, and 5.4 million shares were excluded from the computation of diluted earnings per share as the effect would be anti-dilutive for Fiscal 2021, 2020, and 2019, respectively.

2.	IMPACT OF THE COVID-19 PANDEMIC
In March 2020, the World Health Organization declared the
COVID-19
outbreak a global pandemic. That same month, as a result of the
COVID-19
pandemic, the Company began to temporarily close certain store locations that did not have a health and personal care department, and as of March 23, 2020, all of the Company’s retail stores across the U.S. and Canada were temporarily closed except for most stand-alone buybuy BABY and Harmon stores, subject to state and local regulations. In May 2020, the Company announced a phased approach to re-open
its stores in compliance with relevant government directives, and as of the end of July 2020, nearly all of its stores re-opened.
During portions of Fiscal 2021, a limited number of stores in Canada either closed temporarily or continued to operate under restrictions in compliance with local governmental orders. As of February 26, 2022, all of the Company’s stores were operating without restriction subject to compliance with applicable mask and vaccine requirements.
In the first half of Fiscal 2020, the Company had also suspended its plans for debt reduction and postponed share repurchases, but lifted the debt repurchase suspension in August 2020 and the postponement of share repurchases in October 2020.

Similar to other retailers, the Company also withheld portions of and/or delayed payments to certain of its business partners as the Company negotiated revisions to its payment terms, in order to further maintain liquidity given the temporary store closures (see “Leases,” Note 10).
Further, on March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted in the United States. The CARES Act is an emergency economic aid package to help mitigate the impact of the
COVID-19
pandemic. Among other things, the CARES Act provides certain changes to tax laws, which may impact the Company’s results of operations, financial position and cash flows. The Company is currently implementing certain provisions of the CARES Act such as deferring employer payroll taxes. As of February 27, 2021, the Company had deferred $3.1 million of employer payroll taxes, which were deposited by December 2021. In addition, during Fiscal 2021 and 2020, the Company recorded credits of approximately $7.8 million and $33.3 million, respectively, as an offset to selling, general and administrative expenses as a result of the employee retention credits and rent and property expense support made available under the CARES Act for U.S. employees and under the Canada Emergency Wage Subsidy for Canadian employees and the Canada Emergency Rent Subsidy.
During the Fiscal years ended February 26, 2022 and February 27, 2021, under the CARES Act, the Company recorded income tax benefits of $18.7 million and $152.0 million, respectively, as a result of the Fiscal 2020 and Fiscal 2019 net operating losses that were carried back to prior years during which the federal tax rate was 35%.
The
COVID-19
pandemic materially adversely impacted the Company’s results of operations and cash flows for the fiscal year ended February 27, 2021. Numerous uncertainties continue to surround the pandemic and its ultimate impact on the Company. Further discussion of the risks and uncertainties posed by the
COVID-19
pandemic is disclosed in “Risk Factors” under Part I, Item 1A of this Form
10-K.

3.	RESTRUCTURING AND TRANSFORMATION ACTIVITIES
Fiscal 2021 Restructuring and Transformation Initiative Expenses
The Company recorded $281.2 million in its consolidated statements of operations for the fiscal year ended February 26, 2022 for costs associated with restructuring and other transformation initiatives, of which approximately $137.2 million is included in cost of sales and approximately $144.0 million is included in restructuring and transformation initiative expenses in the consolidated statements of operations. These charges were comprised of, and classified in the Company’s consolidated statement of operations, as follows:
Cost of Sales

•
$125.2 million primarily related to the Company’s initiatives to introduce certain new Owned Brand merchandise and, to a lesser extent, to redefine certain existing Owned Brands and to rationalize product assortment across the Bed Bath & Beyond banner store base. The costs incurred in connection with these activities included higher markdowns on inventory sold in Fiscal 2021, as well as an adjustment to reduce to its estimated realizable value inventory on hand that will be removed from the product assortment as part of these initiatives.

•
$12.0 million related to store closures for which the closing process had commenced, related primarily to higher markdowns on inventory sold during the period between final announcement of closing and the final closure of the store.

Restructuring and Transformation Initiative Expenses

•
Store Closures
. During Fiscal 2021, the Company closed 63 mostly Bed Bath & Beyond stores as part of its store fleet optimization program which commenced in Fiscal 2020 and included the closure of 207 mostly Bed Bath & Beyond stores through the end of Fiscal 2021 (including the 144 stores closed in Fiscal

2020). For the fiscal year ended February 26, 2022, the Company recorded costs associated with store closures for which the store closing process has commenced of $2.4 million of severance costs and $45.5 million of lease-related and other costs within restructuring and transformation initiative expenses in its consolidated statements of operations. At this point, the Company is unable to estimate the amount or range of amounts expected to be incurred in connection with future store closures.

•
Other transformation initiatives
. During the fiscal year ended February 26, 2022, the Company recorded costs of $96.1 million which include costs recorded in connection with other transformation initiatives, including technology transformation and business strategy and operating model transformation programs across core functions including merchandising, supply chain and finance.

Fiscal 2020 Restructuring Charges
The Company recorded $149.3 million within cost of sales and restructuring and transformation initiative expenses in its consolidated statement of operations for Fiscal 2020 for costs associated with its planned store closures as part of the fleet optimization plan for which the store closure process has commenced, workforce reduction and other transformation initiatives.
As part of the Company’s ongoing business transformation, on July 6, 2020, the Board of Directors of the Company approved the planned closure of approximately 200 mostly Bed Bath & Beyond stores by the end of Fiscal 2021 as part of the Company’s store fleet optimization program, 144 of which were closed as of February 27, 2021. In Fiscal 2020, the Company recorded costs associated with its planned store closures for which the store closing process has commenced of $21.0 million within cost of sales, $5.3 million of severance costs and $39.2 million of lease-related and other costs within restructuring and transformation initiative expenses in its consolidated statements of operations.
In addition, during the second quarter of Fiscal 2020, the Company announced a realignment of its organizational structure as part of its transformation initiative, to further simplify the Company’s operations, support investment in its strategic growth plans, and provide additional financial flexibility. In connection with the organizational realignment, the Company implemented a workforce reduction of approximately 2,800 roles from across its corporate headquarters and retail stores. During the second quarter of Fiscal 2020, the Company recorded pre-tax
restructuring charges of approximately $23.1 million within restructuring and transformation initiative expenses in its consolidated statements of operations, related to severance and associated costs for this workforce reduction, all of which have been paid during Fiscal 2020.
During Fiscal 2020, the Company also recorded costs of approximately $26.1 million within cost of sales and $34.6 million within restructuring and transformation initiative expenses in its consolidated statements of operations related to other transformation initiatives.
Fiscal 2019 Restructuring Charges
During Fiscal 2019, the Company expensed
pre-tax restructuring
charges of approximately $102.5 million, primarily for severance and related costs in conjunction with its transformation initiatives and extensive leadership changes, within selling, general and administrative expenses in its consolidated statement of operations.
As of February 26, 2022 and February 27, 2021, the remaining accrual for severance and related costs related to these various initiatives was $15.0 million and $23.0 million, respectively.

4.	FAIR VALUE MEASUREMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., “the exit price”) in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including quoted market prices and discounted cash flows. The hierarchy for inputs used in measuring fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect a company’s judgment concerning the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an asset or liability must be classified in its entirety based on the lowest level of input that is significant to the measurement of fair value. The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

•
Level 1—Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

•
Level 2—Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
The Company’s financial instruments include cash and cash equivalents, investment securities, accounts payable, long term debt and certain other liabilities. The book value of the Company’s financial instruments, excluding long term debt, is representative of their fair values. The Company’s investment securities at February 26, 2022 consisted primarily of U.S. Treasury securities, which are stated at amortized cost and are based on quoted prices in active markets for identical instruments (Level 1 valuation). As of February 26, 2022 and February 27, 2021, the fair value of the Company’s long term debt was approximately $956.0 million and $1.118 billion, respectively, which is based on quoted prices in active markets for identical instruments (i.e., Level 1 valuation), compared to the carrying value of approximately $1.184 billion and $1.195 billion, respectively.
The Company did not have any financial assets utilizing Level 2 inputs. Financial assets utilizing Level 3 inputs included long term investments in auction rate securities consisting of preferred shares of closed end municipal bond funds (see “Investment Securities,” Note 5).

5.	INVESTMENT SECURITIES
As of both February 26, 2022 and February 27, 2021, the Company’s long term available-for-sale
investment securities represented approximately $20.3 million par value of auction rate securities, less temporary valuation adjustments of approximately $1.1 million and $0.8 million, respectively. Since these valuation adjustments are deemed to be temporary, they are recorded in accumulated other comprehensive loss, net of a related tax benefit, and did not affect the Company’s net earnings. The Company had no short-term available-for-sale
investment securities as of February 26, 2022 or February 27, 2021.

6.	PROPERTY AND E QU IPMENT
Property and equipment consist of the following:

(in thousands)	February 26, 2022	February 27, 2021
Land and buildings	$21,597	$24,840
Furniture, fixtures and equipment (1)	594,443	502,869
Leasehold improvements	746,365	721,039
Computer equipment and software	1,494,457	1,355,758

Total	2,856,862	2,604,506
Less: Accumulated depreciation (1)	(1,829,475)	(1,686,088)

Property and equipment, net	$1,027,387	$918,418

(1)
Furniture, fixtures and equipment includes $39.0 million in assets held under finance leases as of February 26, 2022. Accumulated depreciation includes $0.2 million in accumulated depreciation for assets held under finance leases as of February 26, 2022.

Depreciation expense was $292.3 million, $338.7 million, $339.0 million in Fiscal 2021, 2020, and 2019, respectively.

7.	LONG TERM DEBT
Senior Unsecured Notes
On July 17, 2014, the Company issued $300.0 million aggregate principal amount of 3.749% senior unsecured notes due August 1, 2024, $300.0 million aggregate principal amount of 4.915% senior unsecured notes due August 1, 2034 and $900.0 million aggregate principal amount of 5.165% senior unsecured notes due August 1, 2044 (collectively, the “Notes”). Interest on the Notes is payable semi-annually on February 1 and August 1 of each year.
The Notes were issued under an indenture (the “Base Indenture”), as supplemented by a first supplemental indenture (together, with the Base Indenture, the “Indenture”), which contains various restrictive covenants, which are subject to important limitations and exceptions that are described in the Indenture. The Company was in compliance with all covenants related to the Notes as of February 26, 2022.
During Fiscal 2021, the Company purchased approximately $11.0 million aggregate principal amount of its outstanding 3.749% senior unsecured notes due August 1, 2024. The total consideration paid for the notes accepted for purchase of $11.4 million during the fiscal year ended February 26, 2022 included accrued and unpaid interest up to, but not including, the early settlement date. The Company recorded a loss on extinguishment of debt of $0.4 million in its consolidated statement of operations for the fiscal year ended February 26, 2022, including the write off of unamortized debt financing costs related to the extinguished portion of the notes accepted for purchase and reacquisition costs.
During Fiscal 2020, the Company purchased $75.0 million aggregate principal amount of its outstanding 4.915% senior unsecured notes due 2034 and approximately $225.0 million aggregate principal amount of its outstanding 5.165% senior unsecured notes due 2044. The total consideration paid for the notes accepted for purchase of $220.9 million included an early tender premium of $50 per $1,000 principal amount of the notes accepted for purchase, plus accrued and unpaid interest up to, but not including, the early settlement date. The Company recorded a gain on extinguishment of debt of $77.0 million in its consolidated statement of operations for the fiscal year ended February 27, 2021, including the write off of unamortized debt financing costs related to the extinguished portion of the notes accepted for purchase and reacquisition costs. The Company did not purchase any of its outstanding unsecured notes during Fiscal 2019.

As of February 26, 2022 and February 27, 2021, unamortized deferred financing costs associated with the Company’s 3.749% senior unsecured notes due 2024, 4.915% senior unsecured notes due 2034 and 5.165% senior unsecured notes due 2044 were $4.6 million and $5.0 million, respectively, and are included in long-term debt in the Company’s consolidated balance sheets.
Asset-Based Credit Agreement
On August 9, 2021, the Company amended its asset-based credit agreement (the “Amended Credit Agreement”) among the Company, certain of the Company’s U.S. and Canadian subsidiaries party thereto, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent (in such capacity, the “Agent”), and the lenders party thereto, which replaced the Company’s previous $850.0 million Credit Agreement which was due to mature on June 19, 2023.
The Amended Credit Agreement provides for an asset-based revolving credit facility (the “ABL Facility”) with aggregate revolving commitments established at closing of $1.0 billion, including a swingline subfacility and a letter of credit subfacility. The Amended Credit Agreement has an uncommitted expansion feature which allows the borrowers to request, at any time following the delivery of an initial field exam and appraisal, an increase in aggregate revolving commitments under the ABL Facility or elect to enter into a first-in-last-out
loan facility, collectively, in an aggregate amount of up to $375.0 million, subject to certain customary conditions. The Amended Credit Agreement matures on August 9, 2026.
As of February 26, 2022, the Company had no loans outstanding under the ABL Facility, but had outstanding letters of credit of $96.4 million.
The ABL Facility is secured on a first priority basis (subject to customary exceptions) on all accounts receivable (including credit card receivables), inventory, certain deposit accounts and securities accounts, and certain related assets, of the Company and its subsidiaries that are borrowers or guarantors under the ABL Facility. Amounts available to be drawn from time to time under the ABL Facility (including, in part, in the form of letters of credit) are equal to the lesser of (i) outstanding revolving commitments under the Amended Credit Agreement and (ii) a borrowing base equal to the sum of (a) 90% of eligible credit card receivables plus (b) 90% of eligible inventory, valued at the lower of cost or market value, determined on a weighted average cost basis, minus (c) customary reserves.
Subject to customary exceptions and restrictions, the Company may voluntarily repay outstanding amounts under the ABL Facility at any time without premium or penalty. Any voluntary prepayments made will not reduce commitments under the ABL Facility. If at any time the outstanding amount under the ABL Facility exceeds the lesser of (i) the aggregate revolving commitments and (ii) the borrowing base, the Company will be required to prepay outstanding amounts or cash collateralize letter of credit obligations under the ABL Facility.
Outstanding amounts under the Amended Credit Agreement bear interest at a rate per annum equal to, at the applicable borrower’s election: (i) in the case of loans denominated in U.S. dollars, such loans shall be comprised entirely of Alternate Base Rate (“ABR”) loans and London Inter-Bank Offered (“LIBO”) Rate loans and (ii) in the case of loans denominated in Canadian dollars, such loans shall be comprised entirely of Canadian Prime Rate loans and Canadian Dollar Offered Rate (“CDOR”) loans, in each case as set forth in the Amended Credit Agreement, plus an interest rate margin based on average quarterly availability ranging from (i) in the case of ABR loans and Canadian Prime Rate loans, 0.25% to 0.75%; provided that if ABR or the Canadian Prime Rate is less than 1.00%, such rate shall be deemed to be 1.00%, as applicable, and (ii) in the case of LIBO Rate loans and CDOR Loans, 1.25% to 1.75%; provided that if the CDOR or LIBO Rate is less than 0.00%, such rate shall be deemed to be 0.00%, as applicable.
The Amended Credit Agreement contains customary representations and warranties, events of default and financial, affirmative and negative covenants for facilities of this type, including but not limited to a springing financial covenant relating to a fixed charge coverage ratio, and restrictions on indebtedness, liens, investments and acquisitions, asset dispositions, restricted payments and prepayment of certain indebtedness. The Company was in compliance with all covenants related to the Amended Credit Agreement as of February 26, 2022.
As of February 26, 2022 and February 27, 2021, unamortized deferred financing costs associated with the Company’s revolving credit facilities were $7.4 million and $6.1 million, respectively, and were recorded in other assets in the Company’s consolidated balance sheets.
The Company amortizes deferred financing costs for the Notes and the ABL Facility over their respective terms and such amortization is included in interest expense, net in the consolidated statements of operations. Interest expense related to the Notes and the revolving credit facilities, including the commitment fee and the amortization of deferred financing costs, was approximately $64.1 million, $73.6 million, and $73.0 million for the fiscal years ended February 26, 2022, February 27, 2021, and February 29, 2020, respectively.

8.	PROVISION FOR INCOME TAXES
The components of the (benefit) provision for income taxes are as follows:

	Fiscal Year Ended
(in thousands)	February 26, 2022	February 27, 2021	February 29, 2020
Current:
Federal	$(43,740)	$(336,506)	$2,455
State and local	3,397	1,211	(7,973)

	(40,343)	(335,295)	(5,518)

Deferred:
Federal	73,006	150,861	(124,578)
State and local	54,304	(1,555)	(20,941)

	127,310	149,306	(145,519)

	$86,967	$(185,989)	$(151,037)

At February 26, 2022 and February 27, 2021, included in other assets are net deferred income tax assets of $(0.1) million and $130.0 million, respectively. These amounts represent the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The significant components of the Company’s deferred tax assets and liabilities consist of the following:

(in thousands)	February 26, 2022	February 27, 2021
Deferred tax assets:
Inventories	$4,077	$13,040
Operating lease liabilities	473,397	484,290
Insurance	6,416	9,086
Stock-based compensation	1,592	1,014
Merchandise credits and gift card liabilities	56,690	52,584
Accrued expenses	23,412	31,914
Intangibles	1,685	1,008
Goodwill	90	1,596
Carryforwards and other tax credits	189,746	86,914
Other	34,991	34,104
Valuation allowance:	(249,529)	(26,011)

Deferred tax liabilities:
Depreciation	(146,970)	(105,649)
Prepaid expenses	(1,155)	(26,356)
Operating lease assets	(376,079)	(409,535)
Other	(18,499)	(17,977)

	$(136)	$130,022

At February 26, 2022, the Company has federal net operating loss carryforwards of $67.2 million (tax effected), of which $4.6 million will expire between 2025 and 2039, state net operating loss carryforwards of $87.1 million (tax effected), which will expire between 2021 and 2041, California state enterprise zone credit carryforwards of $2.1 million (tax effected), which will expire in 2023, but require taxable income in the enterprise zone to be realizable.
In assessing the recoverability of its deferred tax assets, the Company evaluates the available objective positive and negative evidence to estimate whether it is more likely than not that sufficient future taxable income will be generated to permit use of existing deferred tax assets in each taxpaying jurisdiction. For any deferred tax asset in excess of the amount for which it is more likely than not that the Company will realize a benefit, the Company establishes a valuation allowance. A valuation allowance is a non-cash
charge, and does not limit the Company’s ability to utilize its deferred tax assets, including its ability to utilize tax loss and credit carryforward amounts, against future taxable income.
The Company assessed all available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of existing deferred tax assets in each taxpaying jurisdiction. On the basis of this evaluation, as of February 26, 2022, a valuation allowance of $224.3 million was recorded against the Company’s net federal and state deferred tax assets as it is not more likely than not that these assets would be realized.
As of February 26, 2022 and February 27, 2021, the Company had also recorded a valuation allowance of $25.2 million and $15.5 million, respectively, relative to the Company’s Canadian net deferred tax asset, as the Company did not believe the deferred tax assets in that jurisdiction were more likely than not to be realized.

The following table summarizes the activity related to the gross unrecognized tax benefits from uncertain tax positions:

(in thousands)	February 26, 2022	February 27, 2021
Balance at beginning of year	$105,749	$51,781
Increase related to current year positions	1,125	69,106
Decrease related to prior year positions	(1,902)	(2,797)
Settlements	(2,340)	(4,981)
Lapse of statute of limitations	(7,114)	(7,360)

Balance at end of year	$95,518	$105,749

Gross unrecognized tax benefits are classified in
non-current
income taxes payable (or a contra deferred tax asset) on the consolidated balance sheet for uncertain tax positions taken (or expected to be taken) on a tax return. As of February 26, 2022 and February 27, 2021, approximately $95.5 million and $105.7 million, respectively, of gross unrecognized tax benefits would impact the Company’s effective tax rate. As of February 26, 2022 and February 27, 2021, the liability for gross unrecognized tax benefits included approximately $8.6 million and $8.1 million, respectively, of accrued interest. The Company recognizes interest and penalties for unrecognized tax benefits, as applicable, in income tax expense. The Company recorded an increase to accrued interest of approximately $0.5 million for the fiscal year ended February 26, 2022 and a decrease of approximately $1.5 million for the fiscal year ended February 27, 2021 for gross unrecognized tax benefits in the consolidated statement of earnings.
The Company anticipates that any adjustments to gross unrecognized tax benefits which will impact income tax expense, due to the expiration of statutes of limitations, could be approximately $5.8 million in the next twelve months. However, actual results could differ from those currently anticipated.
As of February 26, 2022, the Company operated in all 50 states, the District of Columbia, Puerto Rico, Canada, and Mexico and files income tax returns in the United States and various state, local and international jurisdictions. The Company is currently under examination by the Internal Revenue Service for the tax year 2017. The Company is open to examination for state, foreign and local jurisdictions with varying statutes of limitations, generally ranging from 3 to 5 years.
The following table summarizes the reconciliation between the effective income tax rate and the federal statutory rate:

	Fiscal Year Ended
	February 26, 2022	February 27, 2021	February 29, 2020
Federal statutory rate	21.00%	21.00%	21.00%
State income tax rate, net of federal impact	3.87	3.94	4.28
Uncertain tax positions	2.16	1.63	1.33
Goodwill non-deductible impairment charges	—	—	(4.84)
Tax deficiencies related to stock-based compensation	(0.81)	(3.18)	(3.07)
Tax credits	0.38	0.41	0.49
CARES Act	0.94	35.98	—
Valuation Allowance	(48.01)	(7.74)	—
Canadian Branch Earnings	1.60	0.78	0.90
Other	0.47	2.35	(0.34)

	(18.40)%	55.17%	19.75%

9.	TRANSACTIONS AND BALANCES WITH RELATED PARTIES
On April 21, 2019, Warren Eisenberg and Leonard Feinstein transitioned to the role of
Co-Founders
and
Co-Chairmen
Emeriti of the Board of Directors of the Company. As a result of this transition, Messrs. Eisenberg and Feinstein ceased to be officers of the Company effective as of April 21, 2019, and became entitled to the payments and benefits provided under their employment agreements that apply in the case of termination without cause, which generally include continued senior status payments until May 2027 and continued participation for
Co-Founders
(and their spouses, if applicable) at the Company’s expense in employee plans and programs. In addition, the
Co-Founders
remain entitled to supplemental pension payments specified in their employment agreements of $200,000 per year (as adjusted for a cost of living increase), until the death of the survivor of the applicable
Co-Founder
and his spouse, reduced by the continued senior status payments referenced above.
Pursuant to their respective restricted stock and performance stock unit agreements, shares of restricted stock and performance-based stock units granted to Messrs. Eisenberg and Feinstein vested upon their resignation as members of the Board of Directors effective May 1, 2019, subject, however, to attainment of any applicable performance goals and the certification of the applicable performance-based tests by the Compensation Committee, as provided under their award agreements.

10.	LEASES
The Company leases retail stores, as well as distribution facilities, offices and equipment, under agreements expiring at various dates through 2041. The leases provide for original lease terms that generally range from 10 to 15 years and most leases provide for a series of five year renewal options, often at increased rents, the exercise of which is at the Company’s sole discretion. Certain leases provide for contingent rents (which are based upon store sales exceeding stipulated amounts and are immaterial in Fiscal 2021, 2020, and 2019), scheduled rent increases and renewal options. The Company is obligated under a majority of the leases to pay for taxes, insurance and common area maintenance charges.
The Company subleases certain real estate to unrelated third parties, all of which have been classified as operating leases. The Company recognizes sublease income on a straight-line basis over the sublease term, which generally ranges from 5 to 10 years. Most sublease arrangements provide for a series of five year renewal options, the exercise of which are at the Company’s sole discretion.
The Company regularly negotiates lease terms with landlords, including in connection with its transformation initiatives. Beginning in the first quarter of Fiscal 2020, in order to maintain liquidity given temporary store closures as a result of the
COVID-19
pandemic (see “Impact of the
COVID-19
Pandemic,” Note 2), the Company withheld portions of and/or delayed or deferred payments to certain landlords, including in connection with renegotiations of lease terms. In some instances, the renegotiations led to agreements with landlords for rent abatements or rental deferrals. In Fiscal 2021, the Company has continued to withhold payments to certain landlords in connection with certain negotiations of payment terms. Total payments withheld and/or delayed or deferred as of February 26, 2022 and February 27, 2021 were approximately $1.9 million and $9.6 million, respectively, and are included in current liabilities.
In accordance with the FASB’s Staff Q&A regarding rent concessions related to the effects of the
COVID-19
pandemic, the Company has elected to account for the concessions agreed to by landlords that do not result in a substantial increase in the rights of the lessor or the obligations of the lessee as though enforceable rights and obligations for those concessions existed in the original lease agreements and the Company has elected to not remeasure the related lease liabilities and right-of-use
assets. For qualifying rent abatement concessions, the Company has recorded negative lease expense for the amount of the concession during the period of relief, and for qualifying deferrals of rental payments, the Company has recognized a non-interest
bearing payable in lieu of recognizing a decrease in cash for the lease payment that would have been made based on the original terms of the lease agreement, which will be reduced when the deferred payment is made in the future. During the fiscal year ended February 26, 2022 and February 27, 2021, the Company recognized reduced rent expense of $2.7 million and $10.3 million, respectively, related to rent abatement concessions.

The components of total lease cost for the fiscal year ended February 26, 2022 and February 27, 2021 were as follows:

(in thousands)	Statement of Operations Location	February 26, 2022	February 27, 2021
Operating lease cost	Cost of sales and SG&A	$449,394	$582,168
Finance lease cost:
Depreciation of property	SG&A	184	2,500
Interest on lease liabilities	Interest expense, net	1,886	7,755
Variable lease cost	Cost of sales and SG&A	152,259	189,485
Sublease income	SG&A	(43,922)	(12,574)

Total lease cost		$559,801	$769,334

As of February 26, 2022 and February 27, 2021, assets and liabilities related to the Company’s operating and finance leases were as follows:

(in thousands)	Consolidated Balance Sheet Location	February 26, 2022	February 27, 2021
Assets
Operating leases	Operating lease assets	$1,562,857	$1,587,101
Finance leases	Property and equipment, net	38,790	—

Total Lease assets		$1,601,647	$1,587,101

Liabilities
Current:
Operating leases	Current operating lease liabilities	$346,506	$360,061
Finance leases	Accrued expenses and other current liabilities	2,494	—
Noncurrent:
Operating leases	Operating lease liabilities	1,508,002	1,509,767
Finance leases	Other liabilities	35,447	—

Total lease liabilities		$1,892,449	$1,869,828

At February 26, 2022, the Company has entered into two operating leases, which have not yet commenced, for a regional distribution center and a store, both expected to open in Fiscal 2022. The aggregate minimum rental payments over the term of the lease of approximately $107.2 million and $4.1 million, respectively, are not included in the above table.

As of February 26, 2022, the Company’s lease liabilities mature as follows:

(in thousands)	Operating Leases	Finance Leases
Fiscal Year:
2022	$444,562	$7,369
2023	388,183	11,636
2024	334,178	11,636
2025	272,790	11,636
2026	202,690	11,636
Thereafter	643,824	59,531

Total lease payments	$2,286,227	$113,444
Less imputed interest	(431,719)	(75,503)

Present value of lease liabilities	$1,854,508	$37,941

The Company’s lease terms and discount rates were as follows:

	February 26, 2022	February 27, 2021
Weighted-average remaining lease term (in years)
Operating leases	7.0 years	6.8 years
Finance leases	10.0 years	—
Weighted-average discount rate
Operating leases	6.0%	6.4%
Finance leases	8.4%	—%
Other information with respect to the Company’s leases is as follows:

( in thousands )	February 26, 2022	February 27, 2021
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$450,082	$646,981
Operating cash flows from finance leases	1,886	9,295
Financing cash flows from finance leases	1,033	—
Operating lease assets obtained in exchange for new operating lease liabilities	359,933	305,614
Financing lease assets obtained in exchange for new financing lease liabilities	38,974	—
In Fiscal 2019, the Company completed a sale-leaseback transaction on approximately 2.1 million square feet of owned real estate, which generated approximately $267.3 million in proceeds. As a result of the transaction, the Company recorded a loss, including transaction costs of approximately $5.7 million, of approximately $33.1 million which is included in selling, general and administrative expenses in the consolidated statement of operations for the fiscal year ended February 29, 2020. All leases entered into as a result of the sale-leaseback transaction were classified as operating leases. For certain assets included in the transaction, the Company determined that the fair value of the assets was less than the consideration received. As a result, the Company recognized a financing obligation in the amount of $14.5 million, for the additional financing obtained from the buyer. As of February 26, 2022 and February 27, 2021, the financing obligation amounted to approximately $13.0 million and $13.8 million, respectively, of which approximately $0.7 million and $0.7 million, respectively, is included in accrued expenses and other current liabilities, and approximately $12.3 million and $13.1 million, respectively, is included in other liabilities, in the consolidated balance sheets.

11.	EMPLOYEE BENEFIT PLANS
Defined Contribution Plans
The Company has three defined contribution savings plans covering all eligible employees of the Company (the “Plans”). Participants of the Plans may defer annual pre-tax
compensation subject to statutory and Plan limitations. In addition, a certain percentage of an employee’s contributions are matched by the Company and vest over a specified period of time, subject to certain statutory and Plan limitations. The Company’s match was approximately $6.2 million, $10.6 million, and $13.7 million for Fiscal 2021, 2020, and 2019, respectively, which was expensed as incurred.
Defined Benefit Plan
During Fiscal 2020, upon the divestiture of CTS, the Company retained liability for a non-contributory
defined benefit pension plan for CTS employees hired on or before July 31, 2003, who met specified age and length-of-service
requirements.
During Fiscal 2021, the Company received final approval to terminate the plan, upon which the Company contributed $5.1 million to the plan. Using plan assets, the Company purchased a non-participating
group annuity contract for certain participants and made lump sum distributions to all remaining participants. Net periodic pension cost included in the consolidated statement of operations includes the pre-tax
release of $13.5 million from other comprehensive income in connection with the settlement of the plan, which is recorded within loss on sale of businesses. As of February 26, 2022, the Company had no liability remaining related to the plan.
During Fiscal 2020, the Company released $2.1 million from other comprehensive income in connection with the partial settlement of the plan, recorded within loss on sale of businesses, including impairment of assets held for sale, in the consolidated statements of operations. In addition, as of February 27, 2021, the Company recognized a loss of $8.4 million, net of tax of $3.0 million, within accumulated other comprehensive loss. As of February 27, 2021, the Company had liabilities of $3.6 million, which is included in other liabilities in the Company’s consolidated balance sheets.
The remaining net periodic pension cost recorded during Fiscal 2021, 2020, and 2019 was not material to the Company’s results of operations.

12.	COMMITMENTS AND CONTINGENCIES
A putative securities class action was filed on April 14, 2020 against the Company and three of its officers and/or directors (Mark Tritton, Mary Winston (the Company’s former Interim Chief Executive Officer) and Robyn D’Elia (the Company’s former Chief Financial Officer and Treasurer)) in the United States District Court for the District of New Jersey (the “New Jersey federal court”). The case, which is captioned
 Vitiello v. Bed Bath
 & Beyond Inc., et al.
, Case No.
2:20-cv-04240-MCA-MAH,
asserts claims under §§ 10(b) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) on behalf of a putative class of purchasers of the Company’s securities from October 2, 2019 through February 11, 2020. The Complaint alleges that certain of the Company’s disclosures about financial performance and certain other public statements during the putative class period were materially false or misleading. A similar putative securities class action, asserting the same claims on behalf of the same putative class against the same defendants, was filed on April 30, 2020. That case, captioned
 Kirkland v. Bed Bath
 & Beyond Inc., et al.
, Case
No. 1:20-cv-05339-MCA-MAH,
is also pending in the United States District Court for the District of New Jersey. On August 14, 2020, the court consolidated the two cases and appointed Kavin Bakhda as lead plaintiff pursuant to the Private Securities Litigation Reform Act of 1995 (as consolidated, the “Securities Class Action”). Lead plaintiff and additional named plaintiff Richard Lipka filed an Amended Class Action Complaint on October 20, 2020, on behalf of a putative class of purchasers of the Company’s securities from September 4, 2019 through February 11, 2020. Defendants moved to dismiss the Amended Complaint on December 21, 2020.

After a mediation held in August 2021, a settlement in principle was reached between the Company and lead plaintiff in the Securities Class Action. The settlement has been executed and was preliminarily approved by the New Jersey Federal Court in February 2022. If the settlement is granted final approval, the Securities Class Action will be fully resolved and the matter will be dismissed. The Company has recorded a liability for the Securities Class Action, based on the agreed settlement amount and insurance coverage available.
On July 10, 2020, the first of three related shareholder derivative actions was filed in the New Jersey federal court on behalf of the Company against various present and former directors and officers. The case, which is captioned
 Salu v. Tritton, et al.
, Case No.
2:20-cv-08673-MCA-MAH
(D.N.J.), asserts claims under §§ 10(b) and 20(a) of the Exchange Act and for breach of fiduciary duty, unjust enrichment, and waste of corporate assets under state law arising from the events underlying the securities class actions described above and from the Company’s repurchases of its own shares during the class period pled in the securities cases. The two other derivative actions, which assert similar claims, are captioned
 Grooms v. Tritton, et al.
, Case No.
2:20-cv-09610-SDW-RDW
(D.N.J.) (filed July 29, 2020), and
 Mantia v. Fleming, et al.
, Case No.
2:20-cv-09763-MCA-MAH
(D.N.J.) (filed July 31, 2020). On August 5, 2020, the court signed a stipulation by the parties in the
 Salu
 case to stay that action pending disposition of a motion to dismiss in the Securities Class Action, subject to various terms outlined in the stipulation. The parties in all three derivative cases have moved to consolidate them and to apply the
 Salu
 stay of proceedings to all three actions. The court granted the motion on October 14, 2020, but the stay was subsequently lifted. On January 4, 2022, the defendants filed a motion to dismiss this case.
On August 28, 2020, another related shareholder derivative action, captioned
 Schneider v. Tritton
, et al., Index No 516051/2020, was filed in the Supreme Court of the State of New York, County of Kings. The claims pled in the Schneider case are similar to those pled in the three federal derivative cases, except that the Schneider complaint does not plead claims under the Exchange Act. On September 21, 2020, the parties filed a stipulation seeking to stay that action pending disposition of a motion to dismiss in the securities class action, subject to various terms and conditions.
On June 11, 2021, an additional related derivative action was filed on behalf of the Company against certain present and former directors and officers. This Complaint is entitled
 Michael Anthony v Mark Tritton et. al.
, Index No. 514167/2021 and was filed in the Supreme Court of the State of New York, Kings County. The claims are substantially the same as in the other two derivative actions. On October 26, 2021, the court consolidated the
 Schneider
 and
 Anthony
 actions, and the plaintiffs subsequently filed a consolidated complaint. On January 10, 2022, the defendants filed a motion to dismiss this case.
The derivative cases were not included in the August 2021 settlement referred to above, but after mediation, a settlement in principle was reached subsequent to year-end.
The settlement remains subject to documentation and must be approved by the Court.
The District Attorney’s office for the County of Ventura, together with District Attorneys for other counties in California (together, the “District Attorneys”), recently concluded an investigation regarding the management and disposal at the Company’s stores in California of certain materials that may be deemed hazardous or universal waste under California law. On March 19, 2019, the District Attorneys provided the Company with a settlement demand that included a proposed civil penalty, reimbursement of investigation costs, and certain injunctive relief, including modifications to the Company’s existing compliance program, which already includes associate training, ongoing review of disposal rules applicable to various product categories, and specialized third-party disposal. During Fiscal 2020, the Company and the District Attorneys agreed to final terms on a settlement payment of approximately $1.5 million to resolve the matter. The Company has also agreed to spend $171,000 over the next 36 months on refinements to its compliance program. The Company and District Attorneys executed a Stipulated Judgment to this effect, which was recently filed with the court. As of February 29, 2020, the Company had recorded an accrual for the estimated probable loss for this matter, and the Company made the related settlement payment during the fourth quarter of Fiscal 2020.

On April 21, 2019, Warren Eisenberg and Leonard Feinstein transitioned to the role of
Co-Founders
and
Co-Chairmen
Emeriti of the Board of Directors of the Company. As a result of this transition, Mr. Eisenberg and Mr. Feinstein ceased to be officers of the Company effective as of April 21, 2019, and became entitled to the payments and benefits provided under their employment agreements that apply in the case of a termination without cause, which generally include continued senior status payments until May 2027 and continued participation for the
Co-Founders
(and their spouses, if applicable) at the Company’s expense in employee plans and programs. In addition, the
Co-Founders
remain entitled to supplemental pension payments specified in their employment agreements of $200,000 per year (as adjusted for a cost of living increase), until the death of the survivor of the applicable
Co-Founder
and his spouse, reduced by the continued senior status payments referenced above.
Pursuant to their respective restricted stock and performance stock unit agreements, shares of restricted stock and performance-based stock units granted to Messrs. Eisenberg and Feinstein vested upon their resignation as members of the Board of Directors effective May 1, 2019, subject, however, to attainment of any applicable performance goals and the certification of the applicable performance-based tests by the Compensation Committee, as provided under their award agreements.
The Company’s former Chief Executive Officer (the “Former CEO”) departed the Company effective as of May 12, 2019. In accordance with the terms of the Former CEO’s employment and equity award agreements, the Former CEO was entitled to three times his then-current salary, payable over three years in normal payroll installments, except that any amount due prior to the six months after his departure, was paid in a lump sum after such six month period. Such amounts will be reduced by any compensation earned with any subsequent employer or otherwise and will be subject to the Former CEO’s compliance with a one-year
non-competition
and
non-solicitation
covenant. On October 21, 2019, the Former CEO entered into an agreement (the “Former CEO PSU Settlement Agreement”) with the Company to reduce the PSUs held by him by an excess amount of outstanding PSUs granted to the Former CEO in the Company’s 2018 fiscal year as a result of the use of the Fiscal 2017 peer group in lieu of the Fiscal 2018 peer group. Further, as a result of this departure, the time-vesting component of the Former CEO’s stock-based awards accelerated, including (i) stock options (which were “underwater” and expired without having been exercised by the Former CEO), (ii) PSU awards which had previously met the related performance-based test, had been certified by the Compensation Committee, and remained subject solely to time-vesting, and (iii) PSU awards (assuming target level of performance) which remain subject to attainment of any performance goals and the certification of the applicable performance-based tests by the Compensation Committee, as provided under his award agreements and subject to the terms of the Former CEO PSU Settlement Agreement.
In addition, the Company maintains employment agreements with other executives which provide for severance pay.
In connection with the sale of PMall (see “Assets Held for Sale and Divestitures”, Note 16), the Company agreed to indemnify
1-800-FLOWERS.COM
for certain litigation matters then existing at the time of the close of the transaction, including certain matters for which the Company is entitled to indemnification from the former owner of PMall in connection with the Company’s purchase of PMall in Fiscal 2016. During Fiscal 2021, the Company recorded a liability for one such matter and a corresponding asset based on the Company’s assessment of the ability to recover the expected loss under the indemnification provided at the time of its purchase of PMall.
The Company records an estimated liability related to its various claims and legal actions arising in the ordinary course of business when and to the extent that it concludes a liability is probable and the amount of the loss can be reasonably estimated. Such estimated loss is based on available information and advice from outside counsel, where appropriate. As additional information becomes available, the Company reassesses the potential liability related to claims and legal actions and revises its estimated liabilities, as appropriate. The Company expects the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity. The Company also cannot predict the nature and validity of claims which could be asserted in the future, and future claims could have a material impact on its earnings.

13.	SUPPLEMENTAL CASH FLOW INFORMATION
The Company paid income taxes of $5.2 million, $4.8 million, and $44.8 million in Fiscal 2021, 2020, and 2019, respectively. In addition, the Company had interest payments of approximately $66.0 million, $75.5 million, and $81.2 million in Fiscal 2021, 2020, and 2019, respectively.
In Fiscal 2021, the Company acquired property, plant and equipment of approximately $39.0 million under finance lease arrangements.
The Company recorded an accrual for capital expenditures of $63.4 million, $44.6 million, and $36.9 million as of February 26, 2022, February 27, 2021, and February 29, 2020, respectively.
In addition, the Company recorded an accrual for dividends payable of $0.9 million, $2.1 million, $26.4 million as of February 26, 2022, February 27, 2021, and February 29, 2020, respectively.

14.	SHAREHOLDERS’ EQUITY
The Company has authorization to make repurchases of shares of the Company’s common stock from time to time in the open market or through other parameters approved by the Board of Directors pursuant to existing rules and regulations.
Between December 2004 and April 2021, the Company’s Board of Directors authorized, through several share repurchase programs, the repurchase of $12.950 billion of its shares of common stock. The Company also acquires shares of its common stock to cover employee related taxes withheld on vested restricted stock, restricted stock units and performance stock unit awards. Since the initial authorization in December 2004, the aggregate total of common stock repurchased is approximately 262.2 million shares for a total cost of approximately $11.685 billion. The Company had approximately $1.267 billion remaining of authorized share repurchases as of February 26, 2022.
Decisions regarding share repurchases are within the discretion of the Board of Directors, and are influenced by a number of factors, including the price of the Company’s common stock, general business and economic conditions, the Company’s financial condition and operating results, the emergence of alternative investment or acquisition opportunities, changes in business strategy and other factors. The Company’s share repurchase program could change, and could be influenced by several factors, including business and market conditions, such as the impact of the
COVID-19
pandemic. The Company reviews its alternatives with respect to its capital structure on an ongoing basis. Any future share repurchases will be subject to the determination of the Board of Directors, based on an evaluation of the Company’s earnings, financial condition and requirements, business conditions and other factors, including the restrictions on share repurchases under the ABL Facility (see “Long Term Debt,” Note 7).
In connection with its share repurchase program, during the twelve months ended February 26, 2022, the Company repurchased approximately 27.7 million shares of its common stock, at a total cost of approximately $574.9 million, including fees. Additionally, during the twelve months ended February 26, 2022, the Company repurchased approximately 0.6 million shares of its common stock, at a total cost of approximately $14.5 million, to cover employee related taxes withheld on vested restricted stock, restricted stock unit awards and performance stock unit awards.
In the first quarter of Fiscal 2020, the Company had postponed share repurchases, but lifted this postponement in October 2020. In October 2020, the Company entered into an accelerated share repurchase agreement with JPMorgan Chase Bank, National Association to repurchase $225.0 million of its common stock, subject to market conditions, which settled in the fourth quarter of Fiscal 2020, resulting in the repurchase of a total of 10.8 million shares. In January 2021, the Company entered into a second accelerated share repurchase agreement to repurchase an aggregate $150.0 million of its common stock, subject to market conditions. This resulted in the repurchase of 5.0 million shares in the fourth quarter of Fiscal 2020, and an additional 0.2 million shares received upon final settlement in the first quarter of Fiscal 2021.
During Fiscal 2016, the Company’s Board of Directors authorized a quarterly dividend program. In March 2020, the Company suspended its future quarterly declarations of cash dividends as a result of the
COVID-19
pandemic. During Fiscal 2021, 2020, and 2019, total cash dividends of $0.7 million, $23.1 million, and $85.5 million, respectively, were paid. Any future quarterly cash dividend payments on its common stock will be subject to the determination by the Board of Directors, based on an evaluation of the Company’s earnings, financial condition and requirements, business conditions and other factors, including the restrictions on the payment of dividends contained in the Amended Credit Agreement (see “Long Term Debt,” Note 7).
Cash dividends, if any, are accrued as a liability on the Company’s consolidated balance sheets and recorded as a decrease to retained earnings when declared.

15.	STOCK-BASED COMPENSATION
The Company measures all stock-based compensation awards for employees and non-employee
directors using a fair value method and records such expense, net of estimated forfeitures, in its consolidated financial statements. Currently, the Company’s stock-based compensation relates to restricted stock awards, restricted stock units, performance stock units, and stock options. The Company’s restricted stock awards are considered nonvested share awards.
Stock-based compensation expense for the fiscal year ended February 26, 2022, February 27, 2021, and February 29, 2020 was approximately $35.1 million, $31.6 million, and $45.7 million, respectively. In addition, the amount of stock-based compensation cost capitalized for the years ended February 26, 2022 and February 27, 2021 was approximately $1.0 million and $0.8 million, respectively.
Incentive Compensation Plans
The Company may grant awards under the Bed Bath & Beyond 2018 Incentive Compensation Plan (the “2018 Plan”) and the Bed Bath & Beyond 2012 Incentive Compensation Plan (the “2012 Plan”). The 2018 Plan includes an aggregate of 4.6 million common shares authorized for issuance of awards permitted under the 2018 Plan, including stock options, stock appreciation rights, restricted stock awards, performance awards and other stock based awards. The 2018 Plan supplements the 2012 Plan, which amended and restated the Bed Bath & Beyond 2004 Incentive Compensation Plan (the “2004 Plan”). The 2012 Plan includes an aggregate of 43.2 million common shares authorized for issuance of awards permitted under the 2012 Plan (similar to the 2018 Plan). Outstanding awards that were covered by the 2004 Plan continue to be in effect under the 2012 Plan.
The terms of the 2012 Plan and the 2018 Plan are substantially similar and enable the Company to offer incentive compensation through stock options (whether nonqualified stock options or incentive stock options), restricted stock awards, stock appreciation rights, performance awards and other stock based awards, and cash-based awards. Grants are determined by the Compensation Committee of the Board of Directors of the Company for those awards granted to executive officers, and by the Board of Directors of the Company for awards granted to non-employee
directors. Stock option grants generally become exercisable in either three or five equal annual installments beginning one year from the date of grant. Restricted stock awards generally become vested in five to seven equal annual installments beginning one to three years from the date of grant. Restricted stock units generally become vested in one to three equal annual installments beginning one year from the date of grant. Performance stock units generally vest at the end of the performance period dependent on the Company’s achievement of performance-based tests. Vesting of each of these types of awards is subject, in general, to the recipient remaining in the Company’s service on specified vesting dates.
The Company generally issues new shares for stock option exercises, restricted stock awards and vesting of restricted stock units and performance stock units. The 2018 Plan expires in May 2028. The 2012 Plan expires in May 2022.

As described in further detail below, in Fiscal 2020 and 2019, the Company granted stock-based awards to certain of the Company’s new executive officers as inducements material to their commencement of employment and entry into an employment agreement with the Company. The inducement awards were made in accordance with Nasdaq Listing Rule 5635(c)(4) and were not made under the 2012 Plan or the 2018 Plan.
Restricted Stock Awards
Restricted stock awards are issued and measured at fair market value on the date of grant and generally become vested in five to seven equal annual installments beginning one to three years from the date of grant, subject, in general, to the recipient remaining in the Company’s service on specified vesting dates. Vesting of restricted stock is based solely on time vesting. As of February 26, 2022, unrecognized compensation expense related to the unvested portion of the Company’s restricted stock awards was $8.9 million, which is expected to be recognized over a weighted average period of 2.3 years.
Changes in the Company’s restricted stock awards for the fiscal year ended February 26, 2022 were as follows:

(Shares in thousands)	Number of Restricted Shares	Weighted Average Grant-Date Fair Value
Unvested restricted stock awards, beginning of period	935	$34.34
Granted	47	29.58
Vested	(324)	39.01
Forfeited	(186)	29.96

Unvested restricted stock awards, end of period	472	$32.38

Restricted Stock Units (“RSUs”)
RSUs are issued and measured at fair market value on the date of grant and generally become vested in one to three equal annual installments beginning one year from the date of grant, subject, in general, to the recipient remaining in the Company’s service on specified vesting dates. RSUs are converted into shares of common stock upon vesting. As of February 26, 2022, unrecognized compensation expense related to the unvested portion of the Company’s RSUs was $29.7 million, which is expected to be recognized over a weighted average period of 1.9 years.
Changes in the Company’s RSUs for the fiscal year ended February 26, 2022 were as follows:

(Shares in thousands)	Number of Restricted Stock Units	Weighted Average Grant-Date Fair Value
Unvested restricted stock units, beginning of period	2,270	$14.04
Granted	1,108	24.91
Vested	(420)	17.03
Forfeited	(358)	22.16

Unvested restricted stock units, end of period	2,600	$17.07

Performance Stock Units (“PSUs”)
PSUs are issued and measured at fair market value on the date of grant using the following performance periods and performance metrics. The performance metrics generally include one or more of Earnings Before Interest and Taxes (“EBIT”), Total Shareholder Return relative to a peer group (“TSR”), Return on Invested Capital

(“ROIC”) or Gross Margin Percentage (“GM”) compared with the Company’s peer groups as determined by the Compensation Committee of the Company’s Board of Directors.

Fiscal Year	Performance Period	Performance Metrics	Target Achievement Range (%)
2019	3 years	TSR and EBIT	0% - 150%
2020	3 years	TSR	0% - 150%
2021	3 years	TSR and GM	0% - 200%
For the PSUs granted in Fiscal 2018, the three year performance-based tests based on a combination of EBIT margin and ROIC were not met in the first quarter of Fiscal 2021 and therefore, there was no payment of these awards following vesting.
Vesting of PSUs awarded to certain of the Company’s executives is dependent on the Company’s achievement of a performance-based test from the date of grant, during the performance period and, assuming achievement of the performance-based test, vest at the end of the performance period noted above, subject, in general, to the executive remaining in the Company’s service on specified vesting dates. PSUs are converted into shares of common stock upon payment following vesting. Upon grant of the PSUs, the Company recognizes compensation expense related to these awards based on the Company’s estimate of the percentage of the award that will be achieved. The Company evaluates the estimate on these awards on a quarterly basis and adjusts compensation expense related to these awards, as appropriate. As of February 26, 2022, there was $15.8 million of unrecognized compensation expense associated with these awards, which is expected to be recognized over a weighted average period of 2.0 years.
The fair value of the PSUs granted in Fiscal 2021 for which performance during the three-year period will be based on a relative three-year Total Shareholder Return (“TSR”) goal relative to a peer group was estimated on the date of the grant using a Monte Carlo simulation that uses the assumptions noted in the following table.

Fiscal Year Ended
Monte Carlo Simulation Assumptions	February 26, 2022
Risk Free Interest Rate	0.29%
Expected Dividend Yield	—%
Expected Volatility	52.21%
Expected Term (in years)	3 years
Changes in the Company’s PSUs for the fiscal year ended February 26, 2022 were as follows:

(Shares in thousands)	Number of Performance Stock Units	Weighted Average Grant-Date Fair Value
Unvested performance stock units, beginning of period	1,475	$14.36
Granted	634	29.00
Vested	(17)	12.38
Forfeited	(794)	17.62

Unvested performance stock units, end of period	1,298	$19.55

Stock Options
Stock option grants were issued at fair market value on the date of grant and generally became exercisable in either three or five equal annual installments beginning one year from the date of grant, subject, in general, to the recipient remaining in the Company’s service on specified vesting dates. Option grants expired eight years after the date of grant. All option grants were nonqualified. During the fiscal year ended February 27, 2021, the remaining 822,633 options outstanding were forfeited and there were no options outstanding as of February 27, 2021.
For the fiscal years ended February 26, 2022 and February 27, 2021, no stock options were granted. For stock options granted in Fiscal 2019, the fair value of these stock options granted were estimated on the date of grant using a Black-Scholes option-pricing model that used the assumptions noted in the table below. The weighted average fair value for the stock options granted in Fiscal 2019 was $4.18.

Fiscal Year Ended
Black-Scholes Valuation Assumptions (1)	February 29, 2020
Weighted Average Expected Life (in years) (2)	7.6 years
Weighted Average Expected Volatility (3)	39.41%
Weighted Average Risk Free Interest Rates (4)	2.39%
Expected Dividend Yield (5)	4.34%

(1)	Forfeitures were estimated based on historical experience.
(2)	The expected life of stock options was estimated based on historical experience.
(3)
Expected volatility was based on the average of historical and implied volatility. The historical volatility was determined by observing actual prices of the Company’s stock over a period commensurate with the expected life of the awards. The implied volatility represented the implied volatility of the Company’s call options, which were actively traded on multiple exchanges, had remaining maturities in excess of twelve months, had market prices close to the exercise prices of the employee stock options and were measured on the stock option grant date.

(4)	Based on the U.S. Treasury constant maturity interest rate whose term was consistent with the expected life of the stock options.
(5)	Expected dividend yield was estimated based on anticipated dividend payouts.
No stock options were exercised during Fiscal 2021 and 2020. The total intrinsic value for stock options exercised during Fiscal 2019 was $0.1 million.
Inducement Awards
In Fiscal 2020 and 2019, the Company granted stock-based awards to certain of the Company’s new executive officers as inducements material to their commencement of employment and entry into an employment agreement with the Company. These inducement awards were approved by the Compensation Committee of the Board of Directors of the Company and did not require shareholder approval in accordance with Nasdaq Listing Rule 5635(c)(4).
RSUs granted as inducement awards are issued and measured at fair market value on the date of grant and generally become vested in one to three equal annual installments beginning one year from the date of grant, subject, in general, to the recipient remaining in the Company’s service on specified vesting dates. Changes in the RSUs granted as inducement awards for the fiscal year ended February 26, 2022 were as follows:

(Shares in thousands)	Number of Restricted Stock Units	Weighted Average Grant-Date Fair Value
Unvested restricted stock units, beginning of period	949	$7.36
Granted	—	—
Vested	(512)	8.43
Forfeited	—	—

Unvested restricted stock units, end of period	437	$6.10

On November 4, 2019, in connection with the appointment of the Company’s President and Chief Executive Officer, the Company also granted inducement awards consisting of 273,735 PSU awards, which are not included above. The PSUs vested over two years, based on performance goals requiring the President and CEO to prepare and deliver to the Board of Directors key objectives and goals for the Company and the strategies and initiatives for the achievement of such objectives and goals, and the President and CEO’s provision of updates to the Board of Directors regarding achievement of such goals and objectives. Vesting of the PSUs was also subject, in general, to the President and CEO remaining in the Company’s service through the vesting date of November 4, 2021. On November 2, 2021, the Compensation Committee of the Board of Directors determined that the performance goals established for the awards had been met, and the awards vested in full.
Other than with respect to the vesting terms described above for the inducement awards to the Company’s President and Chief Executive Officer, inducement awards are generally subject to substantially the same terms and conditions as awards that are made under the 2018 Plan.
During Fiscal 2020, the Company granted 816,158 RSUs to executive officers of the Company, pursuant to inducement award agreements. During Fiscal 2021, an executive officer’s employment with the Company was terminated and, as a result, 160,255 awards vested in accordance with the terms of the awards.
As of February 26, 2022, unrecognized compensation expense related to the unvested portion of the Company’s inducement awards was $1.6 million and is expected to be recognized over a weighted average period of 1.2 years. Each inducement award recipient must hold at least fifty percent (50%) of the after-tax
shares of common stock received pursuant to the inducement awards until they have satisfied the terms of the Company’s stock ownership guidelines.

16.	ASSETS HELD FOR SALE AND DIVESTITURES
Assets Held for Sale
The Company has included businesses classified as held for sale within its continuing operations as their dispositions do not represent a strategic shift that will have a major effect on the Company’s operations and financial results. As of February 26, 2022 and February 27, 2021, the Company did not have any businesses classified as held for sale.
Prior to the end of Fiscal 2020, certain assets and liabilities of Cost Plus World Market, Personalization Mall.com (“PMall”) and One Kings Lane (“OKL”) were classified as held for sale on the Company’s consolidated balance sheet. CPWM, PMall, and OKL were sold during Fiscal 2020, as further described below.
Divestitures
Cost Plus World Market.
 On December 14, 2020, the Company announced that it entered into a definitive agreement to sell Cost Plus World Market to Kingswood Capital Management. On January 15, 2021, the Company completed the sale of Cost Plus World Market. Proceeds from the sale were approximately $63.7 million, subject to certain working capital and other adjustments. The Company recognized a loss on sale of approximately $72.0 million in loss on sale of businesses including impairment of assets held for sale in its consolidated statements of operations for the fiscal year ended February 27, 2021. The $72.0 million loss on sale includes an impairment of $54.0 million recorded in the third quarter of Fiscal 2020 to remeasure the disposal group that was classified as held for sale to the lower of carrying value or fair value less costs to sell, recorded in impairments, including on assets held for sale.
Christmas Tree Shops.
 On October 11, 2020, the Company entered into definitive agreements to sell Christmas Tree Shops (“CTS”) to Handil Holdings LLC and to sell one of the CTS distribution facilities to an institutional buyer, with a leaseback term of nine months, to provide business continuity to the Company for some of its operations currently using the facility. These transactions were completed during the third quarter of Fiscal 2020, generating approximately $233.3 million in proceeds, subject to certain working capital and other adjustments, and the Company recognized a loss on sale of approximately $53.8 million, which was recorded in loss on sale of businesses including impairment of assets held for sale in its consolidated statements of operations for the fiscal year ended February 27, 2021. In Fiscal 2021, the Company recorded an additional loss of sale of CTS of $13.5 million related to the settlement of the CTS Pension Plan.
Linen Holdings.
 On October 11, 2020, the Company entered into a definitive agreement to sell Linen Holdings to The Linen Group, LLC, an affiliate of Lion Equity Partners. On October 24, 2020, the Company completed the sale of Linen Holdings for approximately $10.1 million, subject to certain working capital and other adjustments, and recognized a loss on the sale of $64.6 million, which was recorded in loss on sale of businesses including impairment of assets held for sale in its consolidated statements of operations for the fiscal year ended February 27, 2021.
PersonalizationMall.com.
 On February 14, 2020, the Company entered into a definitive agreement to sell PersonalizationMall.com (“PMall”) to
1-800-FLOWERS.COM,
Inc. for $252.0 million, subject to certain working capital and other adjustments. The buyer was required to close the transaction on March 30, 2020, but failed to do so. Accordingly, the Company had filed an action to require the buyer to close the transaction. On July 20, 2020, the Company entered into a settlement agreement with respect to the litigation. Under this agreement,
1-800-FLOWERS.COM agreed
to move forward with its purchase of PMall from the Company for $245.0 million, subject to certain working capital and other adjustments. The transaction closed on August 3, 2020. Net proceeds from the sale of PMall were $244.6 million, subject to certain working capital and other adjustments, and the Company recognized a gain on the sale of approximately $189.3 million, which was recorded in loss on sale of businesses including impairment of assets held for sale in its consolidated statement of operations for the fiscal year ended February 27, 2021. Upon the close of the transaction, Bed Bath & Beyond withdrew the litigation against 1-800-FLOWERS.COM and 800-FLOWERS, INC.
In connection with the sale of PMall, the Company agreed to indemnify
1-800-FLOWERS.COM
for certain litigation matters then existing at the time of the close of the transaction, including certain matters for which the Company is entitled to indemnification from the former owner of PMall in connection with the Company’s purchase of PMall in Fiscal 2016 (see “Commitments and Contingencies” Note 12 for additional information.)
One Kings Lane.
 On April 13, 2020, the Company completed the sale of One Kings Lane (“OKL”). Proceeds from the sale were not material.
During the fiscal year ended February 26, 2022, the Company recognized approximately $18.2 million of loss on the sale of these businesses primarily associated with the Fiscal 2021 settlement of the CTS pension plan (see “Employee Benefit Plans” Note 11) and certain working capital and other adjustments related to the above divestitures.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors
Bed Bath & Beyond Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Bed Bath & Beyond Inc. and subsidiaries (the Company) as of February 26, 2022 and February 27, 2021, the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended February 26, 2022 and the related notes and financial statement schedule (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of February 26, 2022 and February 27, 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended February 26, 2022, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of February 26, 2022, based on criteria established in
Internal Control – Integrated Framework (2013)
issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 21, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Assessment of impairment of store-level long-lived assets
As discussed in Note 1 to the consolidated financial statements, the Company reviews long-lived assets for impairment when events or changes in circumstances indicate the carrying value of these assets may exceed their current fair values. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the assets. Based upon the analysis performed, the Company recognized pre-tax
impairment charges for store-level long-lived assets of $30.8 million in Fiscal 2021.
We identified the assessment of impairment of store-level long-lived assets as a critical audit matter. Specifically, complex auditor judgment was required to assess the sales growth rates used to estimate the forecasted cash flows as they involve a high degree of subjectivity. In determining the fair value of certain store-level long-lived assets, specialized knowledge was required to assess the Company’s assumption of market rental rates from sub-lessors.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls over the Company’s store-level impairment assessment process, including controls related to the assumptions described above. We evaluated the sales growth rates by comparing to historical results, the Company’s future operating plans, and industry reports. We involved valuation professionals with specialized skills and knowledge who assisted in evaluating the market rental rates for certain stores by comparing the sublease income to an independently developed range using publicly available market data for comparable store sites.
/s/
 KPMG LLP
We have served as the Company’s auditor since 1992.
Short Hills, New Jersey
April 21, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING
To the Shareholders and Board of Directors
Bed Bath & Beyond Inc.:
Opinion on Internal Control Over Financial Reporting
We have audited Bed Bath & Beyond Inc. and subsidiaries’ (the Company) internal control over financial reporting as of February 26, 2022, based on criteria established in
 Internal Control – Integrated Framework (2013),
issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 26, 2022, based on criteria established in
Internal Control – Integrated Framework (2013),
issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of February 26, 2022 and February 27, 2021, the related consolidated statements of operations, comprehensive loss, shareholders’ equity, and cash flows for each of the years in the three-year period ended February 26, 2022, and the related notes and financial statement schedule (collectively, the consolidated financial statements), and our report dated April 21, 2022 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention, or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent, or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ KPMG LLP
Short Hills, New Jersey
April 21, 2022

BED BATH & BEYOND INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(in thousands, except per share data)

	November 26, 2022	February 26, 2022
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$153,521	$439,496
Merchandise inventories	1,436,150	1,725,410
Prepaid expenses and other current assets	288,503	198,248

Total current assets	1,878,174	2,363,154
Long-term investment securities	21,451	19,212
Property and equipment, net	1,050,526	1,027,387
Operating lease assets	1,321,665	1,562,857
Other assets	129,610	157,962

Total assets	$4,401,426	$5,130,572

Liabilities and Shareholders’ (Deficit) Equity
Current liabilities:
Current portion of long-term debt	$909,303	$—
Accounts payable	697,889	872,445
Accrued expenses and other current liabilities	356,482	529,371
Merchandise credit and gift card liabilities	295,197	326,465
Current operating lease liabilities	313,368	346,506

Total current liabilities	2,572,239	2,074,787

Other liabilities	119,907	102,438
Operating lease liabilities	1,388,484	1,508,002
Income taxes payable	93,386	91,424
Long-term debt	1,026,053	1,179,776

Total liabilities	5,200,069	4,956,427

Shareholders’ (deficit) equity:
Preferred stock—$0.01 par value; authorized - 1,000 shares; no shares issued or outstanding	—	—
Common stock—$0.01 par value; authorized - 900,000 shares; issued 382,339 and 344,146, respectively; outstanding 117,322 and 81,979 shares, respectively	3,823	3,441
Additional paid-in capital	2,427,739	2,235,894
Retained earnings	8,549,536	9,666,091
Treasury stock, at cost; 265,017 and 262,167 shares, respectively	(11,731,194)	(11,685,267)
Accumulated other comprehensive loss	(48,547)	(46,014)

Total shareholders’ (deficit) equity	(798,643)	174,145

Total liabilities and shareholders’ (deficit) equity	$4,401,426	$5,130,572

See accompanying Notes to Consolidated Financial Statements.

F-
40

BED BATH & BEYOND INC. AND SUBSIDIARIES
Consolidated Statements of Operations
(in thousands, except per share data)
(unaudited)

	Three Months Ended		Nine Months Ended
	November 26, 2022	November 27, 2021	November 26, 2022	November 27, 2021
Net sales	$1,259,112	$1,877,874	$4,159,548	$5,816,382
Cost of sales	980,249	1,208,954	3,133,111	3,912,699

Gross profit	278,863	668,920	1,026,437	1,903,683
Selling, general and administrative expenses	583,588	697,953	1,855,973	2,009,687
Impairments	100,724	1,759	182,941	18,472
Restructuring and transformation initiative expenses	45,484	41,219	123,816	99,400
Loss on sale of businesses	—	14,100	—	18,221

Operating loss	(450,933)	(86,111)	(1,136,293)	(242,097)
Interest expense, net	33,527	15,772	68,578	47,893
(Gain) loss on extinguishment of debt	(94,380)	—	(94,380)	376

Loss before provision for income taxes	(390,080)	(101,883)	(1,110,491)	(290,366)
Provision for income taxes	2,886	174,546	6,300	110,152

Net loss	$(392,966)	$(276,429)	$(1,116,791)	$(400,518)

Net loss per share—Basic	$(4.33)	$(2.78)	$(13.40)	$(3.90)
Net loss per share—Diluted	$(4.33)	$(2.78)	$(13.40)	$(3.90)
Weighted average shares outstanding—Basic	90,708	99,591	83,342	102,772
Weighted average shares outstanding—Diluted	90,708	99,591	83,342	102,772
See accompanying Notes to Consolidated Financial Statements.

F-
41

BED BATH & BEYOND INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Loss
(in thousands, unaudited)

	Three Months Ended		Nine Months Ended
	November 26, 2022	November 27, 2021	November 26, 2022	November 27, 2021
Net loss	$(392,966)	$(276,429)	$(1,116,791)	$(400,518)
Other comprehensive (loss) income:
Change in temporary impairment of auction rate securities, net of tax	1,092	(186)	1,659	(226)
Pension adjustment, net of tax	—	(1,786)	—	(1,562)
Reclassification adjustment on settlement of pension plan, net of tax	—	9,938	—	9,938
Currency translation adjustment	(1,642)	(2,383)	(4,192)	(246)

Other comprehensive (loss) income	(550)	5,583	(2,533)	7,904

Comprehensive loss	$(393,516)	$(270,846)	$(1,119,324)	$(392,614)

See accompanying Notes to Consolidated Financial Statements.

F-
42

BED BATH & BEYOND INC. AND SUBSIDIARIES
Consolidated Statements of Shareholders’ (Deficit) Equity
(in thousands, unaudited)

	Three Months Ended November 26, 2022
	Common Stock		Additional Paid- in Capital	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Loss	Total
	Shares	Amount			Shares	Amount
Balance at August 27, 2022	345,053	$3,450	$2,253,039	$8,942,368	(264,691)	$(11,728,514)	$(47,997)	$(577,654)
Net loss	—	—	—	(392,966)	—	—	—	(392,966)
Other comprehensive (loss) income, net of tax	—	—	—	—	—	—	(550)	(550)
Dividends forfeited	—	—	—	134	—	—	—	134
Issuance of restricted shares, net	(65)	(1)	1	—	—	—	—	—
Vesting of restricted stock units	496	5	(5)	—	—	—	—	—
Payment and vesting of performance stock units	177	2	(2)	—	—	—	—	—
Stock-based compensation expense, net	—	—	2,502	—	—	—	—	2,502
Accelerated share repurchase program	—	—	—	—	—	—	—	—
Director fees paid in stock	—	—	—	—	—	—	—	—
Issuance of common stock and At-the-Market offering, net of offering costs	36,678	367	172,204	—	—	—	—	172,571
Repurchase of common stock, including fees	—	—	—	—	(326)	(2,680)	—	(2,680)

Balance at November 26, 2022	382,339	$3,823	$2,427,739	$8,549,536	(265,017)	$(11,731,194)	$(48,547)	$(798,643)

F-
43

	Nine Months Ended November 26, 2022
	Common Stock		Additional Paid- in Capital	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Loss	Total
	Shares	Amount			Shares	Amount
Balance at February 26, 2022	344,146	$3,441	$2,235,894	$9,666,091	(262,167)	$(11,685,267)	$(46,014)	$174,145
Net loss	—	—	—	(1,116,791)	—	—	—	(1,116,791)
Other comprehensive (loss) income, net of tax	—	—	—	—	—	—	(2,533)	(2,533)
Dividends forfeited	—	—	—	236	—	—	—	236
Issuance of restricted shares, net	264	2	(2)	—	—	—	—	—
Vesting of restricted stock units	1,063	11	(11)	—	—	—	—	—
Payment and vesting of performance stock units	177	2	(2)	—	—	—	—	—
Stock-based compensation expense, net	—	—	19,511	—	—	—	—	19,511
Accelerated share repurchase program	—	—	—	—	—	—	—	—
Director fees paid in stock	11	—	145	—	—	—	—	145
Issuance of common stock and At-the-Market offering, net of offering costs	36,678	367	172,204	—	—	—	—	172,571
Repurchase of common stock, including fees	—	—	—	—	(2,850)	(45,927)	—	(45,927)

Balance at November 26, 2022	382,339	$3,823	$2,427,739	$8,549,536	(265,017)	$(11,731,194)	$(48,547)	$(798,643)

See accompanying Notes to Consolidated Financial Statements.

F-4
4

BED BATH & BEYOND INC. AND SUBSIDIARIES
Consolidated Statements of Shareholders’ (Deficit) Equity
(in thousands, unaudited)

	Three Months Ended November 27, 2021
	Common Stock		Additional Paid- in Capital	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Loss	Total
	Shares	Amount			Shares	Amount
Balance at August 28, 2021	343,596	$3,436	$2,218,400	$10,101,522	(242,536)	$(11,335,845)	$(53,279)	$934,234
Net loss	—	—	—	(276,429)	—	—	—	(276,429)
Other comprehensive (loss) income, net of tax	—	—	—	—	—	—	5,583	5,583
Dividends forfeited	—	—	—	63	—	—	—	63
Issuance of restricted shares, net	270	2	(2)	—	—	—	—	—
Vesting of restricted stock units	—	—	—	—	—	—	—	—
Payment and vesting of performance stock units	274	3	(3)	—	—	—	—	—
Stock-based compensation expense, net	—	—	9,074	—	—	—	—	9,074
Accelerated share repurchase program	—	—	—	—	—	—	—	—
Director fees paid in stock	—	—	—	—	—	—	—	—
Issuance of common stock and At-the-Market offering, net of offering costs	—	—	—	—	—	—	—	—
Repurchase of common stock, including fees	—	—	—	—	(5,266)	(118,912)	—	(118,912)

Balance at November 27, 2021	344,140	$3,441	$2,227,469	$9,825,156	(247,802)	$(11,454,757)	$(47,696)	$553,613

F-4
5

	Nine Months Ended November 27, 2021
	Common Stock		Additional Paid- in Capital	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Loss	Total
	Shares	Amount			Shares	Amount
Balance at February 27, 2021	343,241	$3,432	$2,152,135	$10,225,253	(233,620)	$(11,048,284)	$(55,600)	$1,276,936
Net loss	—	—	—	(400,518)	—	—	—	(400,518)
Other comprehensive (loss) income, net of tax	—	—	—	—	—	—	7,904	7,904
Dividends forfeited	—	—	—	421	—	—	—	421
Issuance of restricted shares, net	618	6	(6)	—	—	—	—	—
Vesting of restricted stock units	—	—	—	—	—	—	—	—
Payment and vesting of performance stock units	274	3	(3)	—	—	—	—	—
Stock-based compensation expense, net	—	—	27,655	—	—	—	—	27,655
Accelerated share repurchase program	—	—	47,550	—	(200)	(47,550)	—	—
Director fees paid in stock	7	—	138	—	—	—	—	138
Issuance of common stock and At-the-Market offering, net of offering costs	—	—	—	—	—	—	—	—
Repurchase of common stock, including fees	—	—	—	—	(13,982)	(358,923)	—	(358,923)

Balance at November 27, 2021	344,140	$3,441	$2,227,469	$9,825,156	(247,802)	$(11,454,757)	$(47,696)	$553,613

See accompanying Notes to Consolidated Financial Statements.

F-4
6

BED BATH & BEYOND INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(in thousands, unaudited)

	Nine Months Ended
	November 26, 2022	November 27, 2021
Cash Flows from Operating Activities:
Net loss	$(1,116,791)	$(400,518)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	231,019	214,742
Impairments	182,941	18,472
Stock-based compensation	18,746	26,875
Deferred income taxes	—	126,437
Loss on sale of businesses	—	18,221
(Gain) loss on debt extinguishment	(94,380)	376
Other	3,511	(7,516)
Decrease (increase) in assets:
Merchandise inventories	284,984	(240,522)
Other current assets	(34,512)	60,582
Other assets	6,059	(82)
(Decrease) increase in liabilities:
Accounts payable	(128,792)	(72,408)
Accrued expenses and other current liabilities	(156,075)	20,385
Merchandise credit and gift card liabilities	(30,724)	1,551
Income taxes payable	2,300	(1,160)
Operating lease assets and liabilities, net	(52,657)	(16,707)
Other liabilities	(5,642)	(13,468)

Net cash used in operating activities	(890,013)	(264,740)

Cash Flows from Investing Activities:
Purchases of held-to-maturity investment securities	—	(29,997)
Redemption of held-to-maturity investment securities	—	30,000
Net proceeds from sale of property	—	5,000
Capital expenditures	(322,094)	(232,470)

Net cash used in investing activities	(322,094)	(227,467)

Cash Flows from Financing Activities:
Borrowings of long-term debt	1,225,000	—
Repayments of long-term debt	(300,000)	(11,355)
Repayments of finance leases	(1,849)	—
Repurchase of common stock, including fees	(45,927)	(358,923)
Issuance of common stock and At-the-Market offering, net of offering costs	118,975	—
Payment of dividends	(329)	(767)
Payment of Exchange Offer costs	(7,992)	—
Payment of deferred financing fees	(19,479)	(3,443)

Net cash provided by (used in) financing activities	968,399	(374,488)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(1,517)	(88)

Net decrease in cash, cash equivalents and restricted cash	(245,225)	(866,783)
Cash, cash equivalents and restricted cash:
Beginning of period	470,884	1,407,224

End of period	$225,659	$540,441

See accompanying Notes to Consolidated Financial Statements.

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BED BATH & BEYOND INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(unaudited)

1)	BASIS OF PRESENTATION
The accompanying consolidated financial statements have been prepared without audit. In the opinion of management, the accompanying consolidated financial statements contain all adjustments (consisting of only normal recurring accruals and elimination of intercompany balances and transactions) necessary to present fairly the financial position of Bed Bath & Beyond Inc. and subsidiaries (the “Company”) as of November 26, 2022 and February 26, 2022 (audited) and the results of its operations, shareholders’ (deficit) equity, and comprehensive loss for the three and nine months ended November 26, 2022 and November 27, 2021 and its cash flows for the nine months ended November 26, 2022 and November 27, 2021.
The accompanying unaudited consolidated financial statements are presented in accordance with the requirements for Form
10-Q
and consequently do not include all the disclosures normally required by U.S. generally accepted accounting principles (“GAAP”). Reference should be made to the Company’s Annual Report on Form
10-K
for the fiscal year ended February 26, 2022 for additional disclosures, including a summary of the Company’s significant accounting policies, and to subsequently filed Form
8-Ks.
We account for our operations as one North American Retail reporting segment. Net sales outside of the U.S. for the Company were not material for the three and nine months ended November 26, 2022 and November 27, 2021. As the Company operates in the retail industry, its results of operations are affected by general economic conditions and consumer spending habits.

2)	LIQUIDITY AND GOING CONCERN
The Company’s net cash used in operating activities was $307.6 million and $890.0 million for the three and nine months ended November 26, 2022. Cash, cash equivalents and restricted cash were $225.7 million as of November 26, 2022. On or around January 13, 2023, certain events of default were triggered under the Company’s Credit Facilities (as defined below) as a result of the Company’s failure to prepay an overadvance and satisfy a financial covenant, among other things. As a result of the continuance of such events of default, on January 25, 2023, the administrative agent under the Amended Credit Agreement notified the Company that (i) the principal amount of all outstanding loans under the Credit Facilities, together with accrued interest thereon, the FILO Applicable Premium (as defined in the Amended Credit Agreement) and all fees (including, for the avoidance of doubt, any break funding payments) and other obligations of the Company accrued under the Amended Credit Agreement, are due and payable immediately, (ii) the Company is required, effective immediately, to cash collateralize letter of credit obligations under the Credit Facilities, and (iii) effective as of January 25, 2023, all outstanding loans and obligations under the Credit Facilities shall bear interest at an additional default rate of 2% per annum. As a result of these events of default, the Company classified its outstanding borrowings under its asset-based revolving credit facility (the “ABL Facility) and its FILO Facility as current in the consolidated balance sheet as of November 26, 2022. The Company’s outstanding borrowings under its ABL Facility and FILO Facility were $550.0 million and $375.0 million, respectively, as of November 26, 2022. In addition, the Company had $186.2 million in letters of credit outstanding under its ABL Facility as of November 26, 2022. The Company also had $1.030 billion in senior notes (excluding deferred financing costs) outstanding as of November 26, 2022. For information regarding the Company’s borrowings, see Note 12.
At this time, the Company does not have sufficient resources to repay the amounts under the Credit Facilities and this will lead the Company to consider all strategic alternatives, including restructuring its debt under the U.S. Bankruptcy Code. The Company is undertaking a number of actions in order to improve its financial position and stabilize its results of operations including but not limited to, cost cutting, lowering capital expenditures, and

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reducing its store footprint including related distribution centers. In addition, the Company will continue to seek reductions in rental obligations with landlords in its determination of the appropriate footprint, seek additional debt or equity capital, reduce or delay the Company’s business activities and strategic initiatives, or sell assets. These measures may not be successful.
The Company’s key drivers of cash flows are sales, management of inventory levels, vendor payment terms, and capital expenditures. Macro and micro economic challenges increased since the end of the second quarter of fiscal 2022 causing an acceleration of vendor payment terms and credit line constraints. This led to lower inventory receipts than anticipated in the third quarter of fiscal 2022, resulting in lower than required stock levels ahead of the holiday selling season. Additionally, certain service providers and vendors required prepayments.
Based on recurring losses from operations and negative cash flows from operations for the nine months ended November 26, 2022 as well as current cash and liquidity projections, the Company has concluded that there is substantial doubt about the Company’s ability to continue as a going concern for the next 12 months. The consolidated financial statements do not include any adjustments that may result from the outcome of this going concern uncertainty.

3)	REVENUE RECOGNITION
Sales are recognized upon purchase by customers at the Company’s retail stores or upon delivery for products purchased from its websites. The value of point-of-sale
coupons and
point-of-sale
rebates that result in a reduction of the price paid by the customer are recorded as a reduction of sales. Shipping and handling fees that are billed to a customer in a sale transaction are recorded in sales. Taxes, such as sales tax, use tax and value added tax, are not included in sales.
Revenues from gift cards, gift certificates and merchandise credits are recognized when redeemed. Gift cards have no provisions for reduction in the value of unused card balances over defined time periods and have no expiration dates. For the nine months ended November 26, 2022 and November 27, 2021, the Company recognized net sales for gift card and merchandise credit redemptions of approximately $60.7 million and $60.5 million, respectively, which were included in merchandise credit and gift card liabilities on the consolidated balance sheet as of February 26, 2022 and February 27, 2021, respectively.
During the second quarter of fiscal 2022, the Company launched its cross-banner customer loyalty program, Welcome Rewards
™
, which allows members to earn points for each qualifying purchase at its retail banners either online or in its stores. Points earned are then converted to rewards upon reaching certain thresholds. These rewards may then be redeemed on future merchandise purchases at its retail banners. The Company defers a portion of the revenue related to the points earned at the time of the original transaction and revenue is recognized for these performance obligations upon redemption or expiration of points or rewards earned by the customer. As of November 26, 2022, the Company recorded $5.2 million of loyalty program liabilities in accrued expenses and other current liabilities on the consolidated balance sheet.
Sales returns are provided for in the period that the related sales are recorded based on historical experience. Although the estimate for sales returns has not varied materially from historical provisions, actual experience could vary from historical experience in the future if the level of sales return activity changes materially. In the future, if the Company concludes that an adjustment is required due to material changes in the returns activity, the liability for estimated returns and the corresponding right of return asset will be adjusted accordingly. As of November 26, 2022 and February 26, 2022, the Company recorded a liability for estimated returns of $15.2 million and $23.6 million, respectively, in accrued expenses and other current liabilities, and the corresponding right of return asset for merchandise of $12.1 million and $14.6 million, respectively, in prepaid expenses and other current assets.
The Company sells a wide assortment of domestics merchandise and home furnishings. Domestics merchandise includes categories such as bed linens and related items, bath items and kitchen textiles. Home furnishings

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include categories such as kitchen and tabletop items, fine tabletop, basic housewares, general home furnishings (including furniture and wall décor), consumables and certain juvenile products. Sales of domestics merchandise and home furnishings accounted for approximately 36.0% and 64.0% of net sales, respectively, for the three months ended November 26, 2022, and approximately 37.6% and 62.4% of net sales, respectively, for the three months ended November 27, 2021. Sales of domestics merchandise and home furnishings accounted for approximately 36.4% and 63.6% of net sales, respectively, for the nine months ended November 26, 2022, and approximately 38.4% and 61.6% of net sales, respectively, for the nine months ended November 27, 2021.

4)	FAIR VALUE MEASUREMENTS
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., “the exit price”) in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including quoted market prices and discounted cash flows. The hierarchy for inputs used in measuring fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect a company’s judgment concerning the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an asset or liability must be classified in its entirety based on the lowest level of input that is significant to the measurement of fair value. The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

•
Level 1—Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

•
Level 2—Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
The Company’s financial instruments include cash and cash equivalents, investment securities, accounts payable, short-term and long-term debt and certain other liabilities. The book value of the Company’s financial instruments, excluding long-term debt, is representative of their fair values. As of November 26, 2022 and February 26, 2022, the fair value of the Company’s senior unsecured notes was approximately $205.3 million and $956.0 million, respectively, which is based on quoted prices in active markets for identical instruments (i.e., Level 1 valuation), compared with the carrying value of approximately $1.030 billion and $1.184 billion for November 26, 2022 and February 26, 2022, respectively. Financial assets utilizing Level 2 inputs included the ABL Facility and FILO Facility. As of November 26, 2022, the carrying amount of the ABL Facility and FILO Facility approximates fair value as interest charged is based on the current market rate and are secured on a first priority basis (subject to customary exceptions) on substantially all assets of the Company and its subsidiaries that are borrowers or guarantors under the ABL Facility and FILO Facility.
Financial assets utilizing Level 3 inputs included long-term investments in auction rate securities consisting of preferred shares of closed end municipal bond funds (see “Investment Securities,” Note 6).

5)	CASH AND CASH EQUIVALENTS
The Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents. Included in cash and cash equivalents are credit and debit card receivables from banks,

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which typically settle within five business days, of $86.3 million and $47.9 million as of November 26, 2022 and February 26, 2022, respectively.
Short-term restricted cash was $57.1 million as of November 26, 2022 and is included in prepaid expenses and other current assets on the consolidated balance sheet. The Company did not have any short-term restricted cash as of February 26, 2022. Long-term restricted cash of $15.1 million and $31.4 million as of November 26, 2022 and February 26, 2022, respectively, is included in other long-term assets on the consolidated balance sheet.

6)	INVESTMENT SECURITIES
As of both November 26, 2022 and February 26, 2022, the Company’s long-term available-for-sale
investment securities represented approximately $20.3 million par value of auction rate securities, less temporary valuation adjustments of approximately $1.1 million as of both November 26, 2022 and February 26, 2022. Since these valuation adjustments are deemed to be temporary, they are recorded in accumulated other comprehensive loss, net of a related tax benefit, and did not affect the Company’s net earnings. The Company had no short-term available-for-sale
investment securities as of both November 26, 2022 and February 26, 2022.

7)	IMPAIRMENT OF LONG-LIVED ASSETS
The Company reviews long-lived assets for impairment when events or changes in circumstances indicate the carrying value of these assets may exceed their current fair values. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. For the three and nine months ended November 26, 2022, the Company recorded $100.7 million and $180.0 million, respectively, of non-cash
pre-tax
impairment charges in impairments in its consolidated statement of operations for certain store-level assets, including leasehold improvements and operating lease assets. For the three and nine months ended November 27, 2021, the Company recorded $1.6 million and $15.6 million, respectively, of non-cash
pre-tax
impairment charges in impairments in its consolidated statement of operations for certain store-level assets, including leasehold improvements and operating lease assets. Future events or market conditions may further reduce the estimated fair value of these long-lived assets and as a result, the Company may need to adjust the carrying value of these long-lived assets in the period in which the reduction in the estimated fair value occurs and record further impairment charges.

8)	PROPERTY AND EQUIPMENT
As of November 26, 2022 and February 26, 2022, included in property and equipment, net is accumulated depreciation of approximately $2.0 billion and $1.8 billion, respectively, of which $1.2 million and $0.2 million, respectively, in accumulated depreciation related to assets held under finance leases.

9)	LEASES
The Company leases retail stores, distribution facilities, offices and equipment under agreements expiring at various dates through 2041. The leases provide for original lease terms that generally range from 10 to 15 years and most leases provide for a series of five-year renewal options, often at increased rents, the exercise of which is at the Company’s sole discretion. Certain leases provide for contingent rents (which are based upon store sales exceeding stipulated amounts and are immaterial for the three and nine months ended November 26, 2022 and November 27, 2021), scheduled rent increases and renewal options. The Company is obligated under a majority of the leases to pay for taxes, insurance and common area maintenance charges.
The Company subleases certain real estate to unrelated third parties, which have all been classified as operating leases. The Company recognizes sublease income on a straight-line basis over the sublease term, which generally ranges from 5 to 10 years. Most sublease arrangements provide for a series of five-year renewal options, the exercise of which are at the Company’s sole discretion.

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The components of total lease cost for the three and nine months ended November 26, 2022 and November 27, 2021, were as follows:

(in thousands)	Statement of Operations Location	Three Months Ended		Nine Months Ended
		November 26, 2022	November 27, 2021	November 26, 2022	November 27, 2021
Operating lease cost	Cost of sales and SG&A	$94,606	$105,230	$299,735	$332,952
Finance lease cost:
Depreciation of property	SG&A	639	—	1,022	—
Interest on lease liabilities	Interest expense, net	1,636	—	3,742	—
Variable lease cost	Cost of sales and SG&A	33,378	40,753	107,135	112,270
Sublease income	SG&A	(15,744)	(9,929)	(42,554)	(34,735)

Total lease cost		$114,515	$136,054	$369,080	$410,487

As of November 26, 2022 and February 26, 2022, assets and liabilities related to the Company’s leases were as follows:

(in thousands)	Consolidated Balance Sheet Location	November 26, 2022	February 26, 2022
Assets
Operating leases	Operating lease assets	$1,321,665	$1,562,857
Finance leases	Property and equipment, net	63,639	38,790

Total lease assets		$1,385,304	$1,601,647

Liabilities
Current:
Operating leases	Current operating lease liabilities	$313,368	$346,506
Finance leases	Accrued expenses and other current liabilities	7,048	2,494
Noncurrent:
Operating leases	Operating lease liabilities	1,388,484	1,508,002
Finance leases	Other liabilities	54,452	35,447

Total lease liabilities		$1,763,352	$1,892,449

As of November 26, 2022, the Company’s lease liabilities mature as follows:

(in thousands)	Operating Leases	Finance Leases
Fiscal Year:
Remainder of 2022	$72,296	$2,881
2023	413,473	11,525
2024	364,233	11,525
2025	301,520	11,525
2026	232,768	11,525
2027	184,826	11,525
Thereafter	564,831	48,713

Total lease payments	$2,133,947	$109,219
Less imputed interest	(432,095)	(47,719)

Present value of lease liabilities	$1,701,852	$61,500

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The Company’s lease terms and discount rates were as follows:

	November 26, 2022	February 26, 2022
Weighted-average remaining lease term (in years)
Operating leases	6.8 years	7.0 years
Finance leases	9.4 years	10.0 years
Weighted-average discount rate
Operating leases	7.4%	6.0%
Finance leases	8.3%	8.4%
Other information with respect to the Company’s leases is as follows:

(in thousands)	Nine Months Ended
	November 26, 2022	November 27, 2021
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$316,410	$340,314
Operating cash flows from finance leases	3,223	—
Financing cash flows from finance leases	1,849	—
Operating lease assets obtained in exchange for new operating lease liabilities	358,997	293,824
Financing lease assets obtained in exchange for new financing lease liabilities	25,871	—

10)	INCOME TAXES
The effective tax rate for the three and nine months ended November 26, 2022 was (0.7)% and (0.6)%, respectively, compared with (171.3)% and (37.9)%, respectively, for the three and nine months ended November 27, 2021. The effective tax rate for the three and nine months ended November 26, 2022 reflects the impact of a valuation allowance initially recorded in the third quarter of fiscal 2021, discussed below. For the three and nine months ended November 27, 2021, the effective tax rate included the impact of a charge to record a valuation allowance in the fiscal third quarter of $181.5 million, discussed below, as well as a benefit of $2.4 million and $18.6 million, respectively, resulting from an adjustment to the estimated net operating loss incurred in fiscal 2020 which was carried back, under the provisions of the CARES Act, to a year in which the tax rate was 35%.
In assessing the recoverability of its deferred tax assets, the Company evaluates the available objective positive and negative evidence to estimate whether it is more likely than not that sufficient future taxable income will be generated to permit the use of existing deferred tax assets in each taxpaying jurisdiction. For any deferred tax asset in excess of the amount for which it is more likely than not that the Company will realize a benefit, the Company establishes a valuation allowance. A valuation allowance is a non-cash
charge, and does not limit the Company’s ability to utilize its deferred tax assets, including its ability to utilize tax loss and credit carryforward amounts, against future taxable income.
During the third quarter of fiscal 2021, the Company concluded that, based on its evaluation of available objective positive and negative evidence, it was no longer more likely than not that its net U.S. federal and state deferred tax assets were recoverable. During the nine months ended November 26, 2022, the Company determined that this conclusion continued to be appropriate. In assessing the realizability of deferred tax assets, the key assumptions used to determine positive and negative evidence included the Company’s cumulative loss before income taxes for the past three years, current trends related to actual taxable earnings or losses, and expected future reversals of existing taxable temporary differences, as well as, timing and the cost of the Company’s transformation initiatives and their expected associated benefits. As of February 26, 2022, the total valuation allowance relative to U.S. federal and state deferred tax assets was $224.3 million, and the Company’s assertion for the need of a full valuation allowance remains as of November 26, 2022.

F-
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As of February 26, 2022, the Company recorded a valuation allowance of $25.2 million relative to the Company’s Canadian net deferred tax asset as the Company did not believe the deferred tax assets in that jurisdiction were more likely than not to be realized, and the Company’s assertion for the need of a full valuation allowance remains as of November 26, 2022.
The amount of the deferred tax assets considered realizable, and the associated valuation allowance, could be adjusted in a future period if estimates of future taxable income change or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence, such as projections for future growth.
During the three and nine months ended November 26, 2022, the change in the gross amount of unrecognized tax benefits and accrued interest and penalties was not significant.
As of November 26, 2022, the Company operated in all 50 states, the District of Columbia, Puerto Rico, Canada and Mexico and files income tax returns in the United States and various state, local and international jurisdictions. The Company is currently under examination by the Internal Revenue Service for the tax year 2017. The Company is open to examination for state, foreign and local jurisdictions with varying statutes of limitations, generally ranging from 3 to 5 years.

11)	INDEFINITE-LIVED INTANGIBLE ASSETS
Included in other assets in the accompanying consolidated balance sheets as of November 26, 2022 and February 26, 2022, respectively, are $13.4 million and $16.3 million for indefinite-lived tradenames and trademarks.
The Company reviews intangibles that have indefinite lives for impairment annually as of the end of the fiscal year or when events or changes in circumstances indicate the carrying value of these assets might exceed their current fair values. Impairment testing is based upon the best information available including estimates of fair value which incorporate assumptions marketplace participants would use in making their estimates of fair value. Significant assumptions and estimates are required, including, but not limited to, projecting future cash flows, determining appropriate discount rates and terminal growth rates, and other assumptions, to estimate the fair value of indefinite-lived intangible assets. Although the Company believes the assumptions and estimates made are reasonable and appropriate, different assumptions and estimates could materially impact its reported financial results.
Indefinite-lived intangible assets were recorded as a result of acquisitions and primarily consist of tradenames. The Company values its tradenames using a relief-from-royalty approach, which assumes the value of the tradename is the discounted cash flows of the amount that would be paid by a hypothetical market participant had they not owned the tradename and instead licensed the tradename from another company. During the three and nine months ended November 26, 2022, the Company completed a quantitative impairment analysis for certain of its indefinite lived intangible assets, by comparing the fair value of the tradenames to their carrying value. There were no tradename impairment charges recognized during the three months ended November 26, 2022. During the nine months ended November 26, 2022, the Company recognized a non-cash
pre-tax
tradename impairment charge of $2.9 million in impairments in its consolidated statements of operations. During the three and nine months ended November 27, 2021, the Company recognized non-cash
pre-tax
tradename impairment charges of $0.2 million and $2.9 million, respectively, in impairments in its consolidated statements of operations. As of November 26, 2022, for the remaining indefinite-lived intangible assets, the Company assessed qualitative factors in order to determine whether any events and circumstances existed which indicated that it was more likely than not that the fair value of these indefinite-lived assets did not exceed their carrying values and concluded no such events or circumstances existed which would require an impairment test be performed. Future events or market conditions may further reduce the estimated fair value of these long-lived assets and as a result,

F-5
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the Company may need to adjust the carrying value of these long-lived assets in the period in which the reduction in the estimated fair value occurs and record further impairment charges.

12)	LONG-TERM DEBT
Senior Unsecured Notes
On July 17, 2014, the Company issued $300.0 million aggregate principal amount of 3.749% senior unsecured notes due August 1, 2024 (the “2024 Notes”), $300.0 million aggregate principal amount of 4.915% senior unsecured notes due August 1, 2034 (the “2034 Notes”) and $900.0 million aggregate principal amount of 5.165% senior unsecured notes due August 1, 2044 (the “2044 Notes” and, collectively with the 2024 Notes and the 2034 Notes, the “Existing Notes”). Interest on the Existing Notes is payable semi-annually on February 1 and August 1 of each year.
The Existing Notes were issued under an indenture (the “Base Indenture”), as supplemented by a first supplemental indenture (together, with the Base Indenture, the “Indenture”), which contains various restrictive covenants, which are subject to important limitations and exceptions that are described in the Indenture. The Company was in compliance with all covenants related to the Existing Notes as of November 26, 2022.
Exchange Offers
During the third fiscal quarter of 2022, the Company commenced exchange offers (the “Exchange Offers”) with eligible holders for each series of Existing Notes as follows: (i) 2024 Notes for new 3.693% Senior Second Lien Secured
Non-Convertible
Notes due November 30, 2027 (the “New Second Lien
Non-Convertible
Notes”) and/or new 8.821% Senior Second Lien Secured Convertible Notes due November 30, 2027 (the “New Second Lien Convertible Notes”); (ii) 2034 Notes for new 12.000% Senior Third Lien Secured Convertible Notes due November 30, 2029 (the “New Third Lien Convertible Notes” and, together with the New Second Lien
Non-Convertible
Notes and the New Second Lien Convertible Notes, the “New Notes”); and (iii) 2044 Notes for New Third Lien Convertible Notes.
In conjunction with the Exchange Offers, the Company solicited consents from holders of each series of Existing Notes (“Consents”) to certain proposed amendments to the indenture governing the Existing Notes to, among other things, (i) eliminate the restrictive covenants in the Existing Notes Indenture concerning (a) the repurchase of Existing Notes in the event of a change in control of the Company, (b) limitations on liens and (c) limitations on sale and leaseback transactions and (ii) increase the percentage of outstanding notes necessary to accelerate payment upon an event of default (the “Proposed Amendments”).
In November 2022, the Company completed privately negotiated exchange offers with existing holders of approximately $69.0 million, $15.3 million, and $70.2 million aggregate principal amount of 2024 Notes, 2034 Notes, and 2044 Notes, respectively, under which the Company issued an aggregate of approximately 13.6 million shares of common stock to the existing holders in exchange for the exchange notes, including accrued and unpaid interest, and 0.9 million shares in exchange for a cash payment from an existing holder of $3.5 million. The exchange notes were cancelled and no longer outstanding upon completion of the exchange. In accordance with ASC subtopic
470-60,
“
Troubled Debt Restructuring by Debtors
,” the private exchange was accounted for as a troubled debt restructuring and the Company recorded a net gain on extinguishment of debt of $94.4 million in its consolidated statement of operations for the three months ended November 26, 2022, which included $8.0 million of third-party fees incurred and the write off of unamortized debt financing costs of $0.4 million related to the extinguished notes exchanged for common stock.
On January 5, 2023, upon the expiration of the Exchange Offers, the Company announced the termination of the offer and consent solicitations with respect to its Existing Notes, as a result of the conditions applicable thereto not being satisfied. As a result of the termination of the Exchange Offers, none of the Existing Notes that had been tendered in the Exchange Offers were accepted for purchase and no consideration will be paid or become payable to holders of the Existing Notes who have tendered their Existing Notes in the Exchange Offers.

F-5
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During the three and nine months ended November 26, 2022, the Company did not purchase any of its outstanding unsecured notes, excluding the aforementioned private exchanges completed in November 2022. During the nine months ended November 27, 2021, the Company purchased approximately $11.0 million aggregate principal amount of its outstanding 3.749% senior unsecured notes due August 1, 2024. The total consideration paid for the notes accepted for purchase of $11.4 million during the nine months ended November 27, 2021, included accrued and unpaid interest up to, but not including, the early settlement date. The Company recorded a loss on extinguishment of debt of $0.4 million in its consolidated statement of operations for the nine months ended November 27, 2021, including the write off of unamortized debt financing costs related to the extinguished portion of the notes accepted for purchase and reacquisition costs. The Company did not purchase any of its outstanding unsecured notes during the three months ended November 27, 2021.
As of November 26, 2022 and February 26, 2022, unamortized deferred financing costs associated with the Company’s Existing Notes were $3.9 million and $4.6 million, respectively, and are included in long-term debt in the Company’s consolidated balance sheets.
Asset-Based Credit Agreement
In the second quarter of fiscal 2021, the Company amended its asset-based credit agreement (the “Credit Agreement”) among the Company, certain of the Company’s U.S. and Canadian subsidiaries party thereto, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent (in such capacity, the “Agent”), and the lenders party thereto. The Credit Agreement provides for an asset-based revolving credit facility (the “ABL Facility”) with aggregate revolving commitments established at closing of $1.0 billion, including a swingline subfacility and a letter of credit subfacility. The Credit Agreement has an uncommitted expansion feature which allows the borrowers to request, at any time following the delivery of an initial field exam and appraisal, an increase in aggregate revolving commitments under the ABL Facility or elect to enter into a first-in-last-out
loan facility (“FILO Facility”), collectively, in an aggregate amount of up to $375.0 million, subject to certain customary conditions.
On August 31, 2022, the Company entered into an amendment (the “Amendment”) to the Credit Agreement, dated as of August 9, 2021 (as amended by the Amendment, the “Amended Credit Agreement”), for more than $500.0 million of new additional financing commitments, including its newly expanded $1.130 billion ABL Facility, which provides for an increase of $130.0 million in aggregate revolving commitments for the time periods set forth in the Amendment, and a new $375.0 million FILO Facility (together with the ABL Facility, the “Credit Facilities”), with JPMorgan Chase Bank, N.A., as administrative agent and Sixth Street Specialty Lending, Inc., as agent and lender for the FILO Facility. The ABL Facility and FILO Facility mature on August 9, 2026 and August 31, 2027, respectively, unless required to mature earlier pursuant to the terms of the Amendment.
The Credit Facilities are secured on a first priority basis (subject to customary exceptions) on substantially all assets of the Company and its subsidiaries that are borrowers or guarantors under the Credit Facilities. Amounts available to be drawn from time to time under the ABL Facility (including, in part, in the form of letters of credit) are equal to the lesser of (i) outstanding revolving commitments under the Amended Credit Agreement and (ii) a borrowing base equal to the sum of (a) 90% of eligible credit card receivables plus (b) 90% of eligible inventory (excluding eligible foreign in-transit
inventory), valued at the lower of cost or market value, determined on a weighted average cost basis, minus (c) customary reserves, minus (d) FILO deficiency reserves. The term loans under the FILO Facility are subject to a borrowing base equal to the sum of (a) 15% of eligible credit card receivables, plus (b)(i) 15% of eligible inventory, plus (ii) 100% of eligible foreign in-transit
inventory, plus (iii) 15% of eligible domestic
in-transit
inventory, in each case, valued at the lower of cost or market value, determined on a weighted average cost basis, plus (c) the lesser of (i) 68% of eligible intellectual property, which shall be reduced by 2.5% each fiscal quarter commencing with the fiscal quarter ending on or about February 25, 2023 and (ii) $115.0 million which shall be reduced by (A) approximately $4.7 million each fiscal quarter commencing with the fiscal quarter ending on or about February 25, 2023 and (B) $75.0 million upon the consummation of certain dispositions.

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Subject to customary exceptions and restrictions, the Company may voluntarily repay outstanding amounts under the ABL Facility at any time without premium or penalty, and may voluntarily repay outstanding amounts under the FILO Facility after the ABL Facility is paid in full. Any voluntary prepayments made will not reduce commitments under the ABL Facility. If at any time the outstanding amount under the ABL Facility exceeds the lesser of (i) the aggregate revolving commitments and (ii) the borrowing base under the ABL Facility, the Company will be required to prepay outstanding amounts or cash collateralize letter of credit obligations under the ABL Facility.
The term loans under the FILO Facility are
non-callable
for a period of 18 months following the funding date, subject to a customary make-whole premium (using a discount rate set at the treasury rate plus $0.50% per annum). Following such date, prepayments of the FILO Facility are subject to a prepayment premium equal to (i) $2.00% of the principal amount of such prepayment if made between 18 months and 30 months following the funding date, (ii) $1.00% of the principal amount of such prepayment if made between 30 months and 36 months following the funding date, and (iii) $0% after such date. Further, certain dispositions of assets, are subject to modified prepayment premiums and/or mandatory paydown requirements. If at any time the outstanding amount under the FILO Facility exceeds the borrowing base under the FILO Facility, the Company will be required to prepay term loans in an amount equal to such excess under the FILO Facility.
The Amendment replaced the London Inter-Bank Offered (“LIBO”) Rate as the interest rate benchmark under the Credit Agreement with the forward-looking term rate based on the Secured Overnight Financing Rate (“SOFR”). Outstanding amounts under the Amended Credit Agreement bear interest at a rate per annum equal to, at the applicable borrower’s election: (i) in the case of loans denominated in U.S. dollars, SOFR and an alternate base rate and (ii) in the case of loans denominated in Canadian dollars, the Canadian Prime Rate and Canadian Dollar Offered Rate (“CDOR”), in each case as set forth in the Amended Credit Agreement, plus (A) with respect to the ABL Facility, an interest rate margin based on average quarterly availability ranging from (x) in the case of SOFR loans and CDOR loans, 1.25% to 1.75%; provided that if SOFR or the CDOR is less than 0.00%, such rate shall be deemed to be 0.00%, as applicable, and (y) in the case of alternate base rate loans and Canadian Prime Ra te Lo
ans, 0.25% to 0.75%; provided that if the alternate base rate or Canadian Prime Rate is less than 1.00%, such rate shall be deemed to be 1.00%, as appli cable, and (B) with respect to the FILO Facility, an interest rate margin equal to (x) in the case of SOFR loans, 7.75%; provided that if SOFR is less than 1.00%, such rate shall be deemed to be 1.00%, and (y) in the case of alternate base rate loans, 6.75%
; provided that if the alternate base r
ate is less than 2.00%, such rate shall be deemed to be 2.00%. The revolving loans under the ABL Facility may be borrowed, prepaid and reborrowed until the maturity date under the ABL Facility. The term loans under the FILO Facility amortize at 5.00% per annum payable in equal quarterly installments of 1.25% per annum, commencing with the fiscal quarter ending on or about February 25, 2023.
As of November 26, 2022, the Company had $550.0 million of borrowings outstanding under the ABL Facility, at a weighted average interest rate of 5.66%, and $186.2 million of outstanding letters of credit had been issued under the ABL Facility. As of November 26, 2022, the Company had $375.0 million of outstanding borrowings under the FILO Facility at an interest rate of 10.87%. The Company’s borrowing under the Credit Facilities have been and may be used for working capital, including inventory purposes, and other general corporate purposes.
The Amended Credit Agreement contains customary representations and warranties, events of default and financial, affirmative and negative covenants for facilities of this type, including but not limited to a springing financial covenant relating to a fixed charge coverage ratio, and restrictions on indebtedness, liens, investments and acquisitions, asset dispositions, restricted payments and prepayment of certain indebtedness. The Company was in compliance with all covenants related to the Amended Credit Agreement as of November 26, 2022. On or around January 13, 2023, certain events of default were triggered under the Company’s Credit Facilities as a result of the Company’s failure to prepay an overadvance and satisfy a financial covenant, among other things. As a result of the continuance of such events of default, on January 25, 2023, the administrative agent under the Amended Credit Agreement notified the Company that (i) the principal amount of all outstanding loans under the Credit Facilities, together with accrued interest thereon, the FILO Applicable Premium and all fees (including,

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for the avoidance of doubt, any break funding payments) and other obligations of the Company accrued under the Amended Credit Agreement, are due and payable immediately, (ii) the Company is required, effective immediately, to cash collateralize letter of credit obligations under the Credit Facilities, and (iii) effective as of January 25, 2023, all outstanding loans and obligations under the Credit Facilities shall bear interest at an additional default rate of 2% per annum. As a result of the foregoing, the Company has reflected the amounts outstanding on the Credit Facilities as current on the consolidated balance sheet as of November 26, 2022.
As of November 26, 2022 and February 26, 2022, deferred financing costs associated with the Company’s ABL Facility were $7.8 million and $7.4 million, respectively, and were recorded in other assets in the Company’s consolidated balance sheets. As of November 26, 2022, deferred financing costs associated with the Company’s FILO Facility were $15.7 million and are included in current portion of long-term debt in the Company’s consolidated balance sheets.
The Company amortizes deferred financing costs for the Existing Notes and the Credit Facilities over their respective terms and such amortization is included in interest expense, net in the consolidated statements of operations. Interest expense related to the Existing Notes and the Credit Facilities, including the commitment fee and the amortization of deferred financing costs, was approximately $32.9 million and $16.1 million for the three months ended November 26, 2022 and November 27, 2021, respectively and $66.9 million and $49.0 million for the nine months ended November 26, 2022 and November 27, 2021, respectively.

13)	SHAREHOLDERS’ (DEFICIT) EQUITY
The Company has authorization to make repurchases of shares of the Company’s common stock from time to time in the open market or through other parameters approved by the Board of Directors pursuant to existing rules and regulations.
Between December 2004 and April 2021, the Company’s Board of Directors authorized, through several share repurchase programs, the repurchase of up to $12.950 billion of the Company’s shares of common stock. The Company also acquires shares of its common stock to cover employee related taxes withheld on vested restricted stock, restricted stock units and performance stock unit awards. Since the initial authorization in December 2004, the aggregate total of common stock repurchased is approximately 265.0 million shares for a total cost of approximately $11.731 billion. The Company had approximately $1.221 billion remaining of authorized share repurchases as of November 26, 2022.
Decisions regarding share repurchases are within the discretion of the Board of Directors, and are influenced by a number of factors, including the price of the Company’s common stock, general business and economic conditions, the Company’s financial condition and operating results, the emergence of alternative investment or acquisition opportunities, changes in business strategy and other factors. The Company’s share repurchase program could change, and could be influenced by several factors, including business and market conditions, such as the impact of the
COVID-19
pandemic. The Company reviews its alternatives with respect to its capital structure on an ongoing basis. Any future share repurchases will be subject to the determination of the Board of Directors, based on an evaluation of the Company’s earnings, financial condition and requirements, business conditions and other factors, including the restrictions on share repurchases under the ABL Facility (see “Long-Term Debt,” Note 12).
In connection with its share repurchase program, during the nine months ended November 26, 2022, the Company repurchased approximately 2.3 million shares of its common stock at a total cost of approximately $40.4 million, including fees. There were no share repurchases during the three months ended November 26, 2022 as the share repurchase program was completed in the first quarter of fiscal 2022. During the three and nine months ended November 27, 2021, the Company repurchased approximately 5.1 million and 13.4 million shares, respectively, of its common stock, at a total cost of approximately $113.4 million and $344.6 million, respectively, including fees. Additionally, during the nine months ended November 26, 2022, the Company

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repurchased approximately 0.6 million shares of its common stock, with 0.3 million shares repurchased during the three months ended November 26, 2022, to cover employee related taxes withheld on vested restricted stock, restricted stock unit awards and performance stock unit awards, at a total cost of approximately $2.7 million and $5.5 million, respectively, for the three and nine months ended November 26, 2022. During the three and nine months ended November 27, 2021, the Company repurchased approximately 0.2 million and 0.6 million shares, respectively, of its common stock, to cover employee related taxes withheld on vested restricted stock, restricted stock unit awards and performance stock unit awards, at a total cost of approximately $5.5 million and $14.3 million, respectively.
In January 2021, the Company entered into an accelerated share repurchase agreement to repurchase an aggregate $150.0 million of its common stock, subject to market conditions. This resulted in the repurchase of 5.0 million shares in the fourth quarter of fiscal 2020, and an additional 0.2 million shares received upon final settlement in the first quarter of fiscal 2021.
On August 31, 2022, the Company established an at the market equity distribution program (the “ATM Program”) by entering into an Open Market Sale AgreementSM with Jefferies LLC, acting as sales agent for the Company, pursuant to which the Company may issue and sell, from time to time, shares of its common stock, par value $0.01 per share, in any method permitted by law deemed to be an “at the market offering” as defined in Rule 415(a)(4) under the Securities Act of 1933, as amended. Pursuant to the prospectus supplement dated August 31,2022, the Company offered and sold 12 million shares of common stock for net proceeds of $72.2 million. On October 28, 2022, the Company filed a prospectus supplement to register additional shares of its common stock, par value $0.01 per share, to offer and sell under its ATM Program at an aggregate sales price of up to $150.0 million. The potential net proceeds, after commissions and offering costs, from the ATM Program were expected to be used for a number of general corporate purposes, which included immediate strategic priorities such as rebalancing the Company’s assortment and inventory, and the repayment, refinancing, redemption or repurchase of existing indebtedness. During both the three and nine months ended November 26, 2022, the Company has sold approximately 22.2 million shares for approximately $115.4 million of net proceeds under the ATM Program. Shares having an aggregate offering price of $105.6 million remained unsold under the ATM program as of the end of fiscal December 2022.
During fiscal 2016, the Company’s Board of Directors authorized a quarterly dividend program. In March 2020, the Company suspended its future quarterly declarations of cash dividends as a result of the
COVID-19
pandemic. During the three and nine months ended November 26, 2022 total cash dividends of less than $0.1 million and $0.3 million (consisting of dividends paid on unvested shares), respectively, were paid. During the three and nine months ended November 27, 2021, total cash dividends of $0.1 million and $0.8 million (consisting of dividends paid on restricted shares that vested in fiscal 2021), respectively, were paid. Any future quarterly cash dividend payments on its common stock will be subject to the determination by the Board of Directors, based on evaluation of the Company’s earnings, financial condition and requirements, business conditions and other factors, including the restrictions on the payment of dividends contained in the Amended Credit Agreement (see “Long-Term Debt,” Note 12).
Cash dividends, if any, are accrued as a liability on the Company’s consolidated balance sheets and recorded as a decrease to retained earnings when declared.

14)	STOCK-BASED COMPENSATION
The Company measures all stock-based compensation awards for employees and non-employee
directors using a fair value method and records such expense, net of estimated forfeitures, in its consolidated financial statements. Currently, the Company’s stock-based compensation relates to restricted stock awards, restricted stock units (“RSUs”) and performance stock units (“PSUs”). The Company’s restricted stock awards are considered nonvested share awards.

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In May of 2022, the Company determined that the RSU awards issued under its incentive compensation plans in May of 2022 would be settled in cash, rather than in equity. As a result, the awards issued in May of 2022 will be accounted for as a liability and measured at their fair value through their respective vesting periods. Awards issued in the form of PSUs in May of 2022 will continue to be settled in Company stock and will be considered nonvested share awards.
Stock-based compensation expense and capitalized stock-based compensation cost for the three and nine months ended November 26, 2022 and November 27, 2021 were as follows:

	Three Months Ended		Nine Months Ended
(in thousands)	November 26, 2022	November 27, 2021	November 26, 2022	November 27, 2021
Stock-based compensation expense:
Equity-classified share-settled awards	$2,313.3	$8,878.5	$18,746.9	$26,874.8
Liability-classified cash-settled awards	(692.9)	—	1,292.7	—

Total stock-based compensation expense	$1,620.4	$8,878.5	$20,039.6	$26,874.8

Capitalized stock-based compensation cost:
Equity-classified share-settled awards	$189.4	$195.7	$764.6	$783.9
Liability-classified cash-settled awards	(74.8)	—	48.6	—

Total capitalized stock-based compensation cost	$114.6	$195.7	$813.2	$783.9

Incentive Compensation Plans
The Company may grant awards under the Bed Bath & Beyond 2018 Incentive Compensation Plan (the “2018 Plan”) and the Bed Bath & Beyond 2012 Incentive Compensation Plan (the “2012 Plan”). The 2018 Plan includes an aggregate of 4.6 million shares of common stock authorized for issuance of awards permitted under the 2018 Plan, including stock options, stock appreciation rights, restricted stock awards, performance awards and other stock-based awards. The 2018 Plan supplements the 2012 Plan, which amended and restated the Bed Bath & Beyond 2004 Incentive Compensation Plan (the “2004 Plan”). The 2012 Plan includes an aggregate of 43.2 million common shares authorized for issuance of awards permitted under the 2012 Plan (similar to the 2018 Plan). Outstanding awards that were covered by the 2004 Plan continue to be in effect under the 2012 Plan.
The terms of the 2012 Plan and the 2018 Plan are substantially similar and enable the Company to offer incentive compensation through stock options (whether nonqualified stock options or incentive stock options), restricted stock awards, stock appreciation rights, performance awards and other stock-based awards, and cash-based awards. Grants are determined by the People, Culture, and Compensation Committee of the Board of Directors of the Company for those awards granted to executive officers and by the Board of Directors of the Company for awards granted to non-employee directors. Restricted stock awards generally become vested in five to seven equal annual installments beginning one to three years from the date of grant. Restricted stock units generally become vested in one to three equal annual installments beginning one year from the date of grant. Performance stock units generally vest at the end of the performance period dependent on the Company’s achievement of performance-based tests. Vesting of each of these types is subject, in general, to the recipient remaining in the Company’s service on specified vesting dates.
The Company generally issues new shares for restricted stock awards and vesting of restricted stock units settled in Company shares, as well as for vesting of performance stock units. The 2018 Plan expires in May 2028. The 2012 Plan expired in May 2022.
As described in further detail below, in fiscal 2020 and 2019, the Company granted stock-based awards to certain of the Company’s new executive officers as inducements material to their commencement of employment and entry into an employment agreement with the Company. The inducement awards were made in accordance with Nasdaq Listing Rule 5635(c)(4) and were not made under the 2012 Plan or the 2018 Plan.

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Restricted Stock Awards
Restricted stock awards are issued and measured at fair market value on the date of grant and generally become vested in five to seven equal annual installments beginning one to three years from the date of grant, subject, in general, to the recipient remaining in the Company’s service on specified vesting dates. Vesting of restricted stock is based solely on time vesting. As of November 26, 2022, unrecognized compensation expense related to the unvested portion of the Company’s restricted stock awards was $4.5 million, which is expected to be recognized over a weighted average period of 1.5 years.
Changes in the Company’s restricted stock awards for the nine months ended November 26, 2022 were as follows:

(Shares in thousands)	Number of Restricted Shares	Weighted Average Grant- Date Fair Value
Unvested restricted stock awards, beginning of period	472	$32.38
Granted	392	4.90
Vested	(165)	38.73
Forfeited	(128)	28.21

Unvested restricted stock awards, end of period	571	$12.61

Restricted Stock Units (“RSUs”)
RSUs are issued and measured at fair market value on the date of grant and generally become vested in one to three equal annual installments beginning one year from the date of grant, subject, in general, to the recipient remaining in the Company’s service on specified vesting dates. RSUs are converted into shares of common stock upon vesting. RSUs granted in May of 2022 will be settled in cash, rather than in equity, upon vesting. As of November 26, 2022, unrecognized compensation expense related to the unvested portion of the Company’s share-settled RSUs was $8.9 million, which is expected to be recognized over a weighted average period of 1.5 years. As of November 26, 2022, unrecognized compensation expense related to the unvested portion of the Company’s cash-settled RSUs was $3.8 million, which is expected to be recognized over a weighted average period of 2.2 years.
Changes in the Company’s RSUs for the nine months ended November 26, 2022 were as follows:

	Share-Settled		Cash-Settled
(Shares in thousands)	Number of Restricted Stock Units	Weighted Average Grant- Date Fair Value	Number of Restricted Stock Units	Weighted Average Grant- Date Fair Value
Unvested restricted stock units, beginning of period	2,600	$17.07	57	$23.44
Granted	117	11.79	2,272	8.93
Vested	(1,361)	15.10	(114)	9.82
Forfeited	(660)	18.64	(741)	10.28

Unvested restricted stock units, end of period	696	$18.55	1,474	$8.75

The liability for the cash-settled RSUs was approximately $0.9 million as of November 26, 2022, and is included in accrued expenses and other current liabilities on the consolidated balance sheet. During the three and nine months ended November 26, 2022, the Company paid $0.6 million for cash-settled RSUs.

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Performance Stock Units (“PSUs”)
PSUs are issued and measured at fair market value on the date of grant using the following performance periods and performance metrics. The performance metrics generally include one or more of Earnings Before Interest and Taxes (“EBIT”), Total Shareholder Return (“TSR”) or Gross Margin Percentage (“GM”) compared with the Company’s peer groups as determined by the People, Culture and Compensation Committee of the Company’s Board of Directors.

Fiscal Year	Performance Period	Performance Metrics	Target Achievement Range (%)
2020	3 years	TSR	0% - 150%
2021	3 years	TSR and GM	0% - 200%
2022	3 years	TSR and GM	0% - 200%
For the PSUs granted in fiscal 2019, the three-year performance-based tests based on a combination of EBIT margin and TSR were not met in the first quarter of fiscal 2022 and therefore, there was no payment of these awards following vesting.
Vesting of PSUs awarded to certain of the Company’s executives is dependent on the Company’s achievement of a performance-based test from the date of grant, during the performance period and, assuming achievement of the performance-based test, vest at the end of the performance period noted above, subject, in general, to the executive remaining in the Company’s service on specified vesting dates. PSUs are converted into shares of common stock upon payment following vesting. Upon grant of the PSUs, the Company recognizes compensation expense related to these awards based on the Company’s estimate of the percentage of the award that will be achieved. The Company evaluates the estimate on these awards on a quarterly basis and adjusts compensation expense related to these awards, as appropriate. As of November 26, 2022, there was $5.6 million of unrecognized compensation expense associated with these awards, which is expected to be recognized over a weighted average period of 2.1 years.
The fair value of the PSUs granted in fiscal 2022 and 2021, for which performance during the three-year period will be based on a relative three-year goal metric relative to a peer group as indicated above, was estimated on the date of the grant using a Monte Carlo simulation that uses the assumptions noted in the following table.

	Nine Months Ended
Monte Carlo Simulation Assumptions	November 26, 2022	November 27, 2021
Risk Free Interest Rate	2.81%	0.29%
Expected Dividend Yield	— %	— %
Expected Volatility	54.02%	52.21%
Expected Term	3 years	3 years
Changes in the Company’s PSUs for the nine months ended November 26, 2022 were as follows:

(Shares in thousands)	Number of Performance Stock Units	Weighted Average Grant- Date Fair Value
Unvested performance stock units, beginning of period	1,298	$19.55
Granted	1,096	11.31
Vested	(640)	15.49
Forfeited or performance condition adjustments	(1,009)	15.43

Unvested performance stock units, end of period	745	$16.50

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Inducement Awards
In fiscal 2020 and 2019, the Company granted stock-based awards to certain of the Company’s new executive officers as inducements material to their commencement of employment and entry into an employment agreement with the Company. These inducement awards were approved by the People, Culture and Compensation Committee of the Board of Directors of the Company and did not require shareholder approval in accordance with Nasdaq Listing Rule 5635(c)(4). The Company did not grant any such awards during nine months ended November 26, 2022.
RSUs granted as inducement awards
 ~~a~~
re issued and measured at fair market value on the date of grant and generally become vested in one to three equal annual installments beginning one year from the date of grant, subject, in general, to the recipient remaining in the Company’s service on specified vesting dates. Inducement awards are generally subject to substantially the same terms and conditions as awards that are made under the 2018 Plan.
Changes in the RSUs granted as inducement awards for the nine months ended November 26, 2022 were as follows:

(Shares in thousands)	Number of Restricted Stock Units	Weighted Average Grant- Date Fair Value
Unvested restricted stock units, beginning of period	437	$6.10
Granted	—	—
Vested	(437)	6.09
Forfeited	—	—

Unvested restricted stock units, end of period	—	$—

On November 4, 2019, in connection with the appointment of the Company’s former President and Chief Executive Officer, the Company also granted inducement awards consisting of 273,735 PSU awards, which are not included above. The PSUs vested over two years, based on performance goals requiring the former President and CEO to prepare and deliver to the Board of Directors key objectives and goals for the Company and the strategies and initiatives for the achievement of such objectives and goals, and the former President and CEO’s provision of updates to the Board of Directors regarding achievement of such goals and objectives. Vesting of the PSUs was also subject, in general, to the former President and CEO remaining in the Company’s service through the vesting date of November 4, 2021. On November 2, 2021, the People, Culture and Compensation Committee of the Board of Directors determined that the performance goals established for the awards had been met, and the awards vested in full.
Other than with respect to the vesting terms described above for the inducement awards to the Company’s former President and Chief Executive Officer, inducement awards are generally subject to substantially the same terms and conditions as awards that are made under the 2018 Plan.
As of November 26, 2022, unrecognized compensation expense related to the unvested portion of the Company’s inducement awards was $0.1 million and is expected to be recognized over a weighted average period of 0.4 years. Each inducement award recipient must hold at least fifty percent (50%) of the after-tax
shares of common stock received pursuant to the inducement awards until they have satisfied the terms of the Company’s stock ownership guidelines.

15)	EARNINGS PER SHARE
The Company presents earnings per share on a basic and diluted basis. Basic earnings per share has been computed by dividing net earnings by the weighted average number of shares outstanding. Diluted earnings per

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share has been computed by dividing net earnings by the weighted average number of shares outstanding, including the dilutive effect of stock-based awards as calculated under the treasury stock method.
Stock-based awards for the three and nine months ended November 26, 2022 of approximately 1.6 million and 2.0 million shares, respectively, and for the three and nine months ended November 27, 2021 of approximately 2.9 million and 2.9 million shares, respectively, were excluded from the computation of diluted earnings per share as the effect would be anti-dilutive.

16)	SUPPLEMENTAL CASH FLOW INFORMATION
The Company paid income taxes of $4.3 million and $4.0 million in the first nine months of fiscal 2022 and 2021, respectively. In addition, the Company made interest payments of approximately $40.1 million and $34.5 million in the first nine months of fiscal 2022 and 2021, respectively.
In the first nine months of fiscal 2022, the Company acquired property, plant and equipment of approximately $25.9 million under finance lease arrangements.
The Company recorded an accrual for capital expenditures of $39.1 million as of November 27, 2021. There was no accrual for capital expenditures as of November 26, 2022.
The Company’s accrual for dividends payable was $0.3 million and $0.9 million as of November 26, 2022 and November 27, 2021, respectively.

17)	RESTRUCTURING AND TRANSFORMATION INITIATIVE EXPENSES
As of November 26, 2022 and February 26, 2022, the remaining accrual for severance and related costs related to these various initiatives was $32.9 million and $15.0 million, respectively.
Fiscal 2022 Restructuring and Transformation Initiative Expenses
The Company recorded $54.1 million and $131.4 million in its consolidated statements of operations for the three and nine months ended November 26, 2022, respectively, for costs associated with restructuring and other transformation initiatives, of which approximately $8.6 million and $7.4 million is included in cost of sales for the three and nine months ended November 26, 2022, respectively. In addition, for the three and nine months ended November 26, 2022, approximately $45.5 million and $123.8 million, respectively, was recorded in restructuring and transformation initiative expenses in the consolidated statements of operations, which included approximately $7.9 million and $42.9 million, respectively, of severance costs related to workforce reduction, store closures and leadership changes. The Company also recorded approximately $11.5 million and $18.3 million, respectively, for lease related and other costs, including in connection with store closures, and approximately $26.1 million and $62.6 million, respectively, of costs for other transformation initiatives for the three and nine months ended November 26, 2022.
As part of the Company’s ongoing business transformation, on August 31, 2022, the Company announced the planned closure of approximately 150 lower-producing Bed Bath & Beyond banner stores as part of its real estate and store fleet optimization. During the three months ended November 26, 2022, the Company closed 6 Bed Bath & Beyond stores and recorded $3.9 million of severance costs and $1.4 million of lease-related and other costs associated with planned store closures for which the store closing process has commenced, in restructuring and transformation initiative expenses in the consolidated statements of operations and included above. The Company also recorded $8.6 million within cost of sales, as discussed above, related to the store closures. At this point, the Company is unable to reasonably estimate the amount or range of amounts expected to be incurred for future store closures in connection with these restructuring activities, both with respect to each major type of cost associated therewith and with respect to the total cost or estimated range of total cost.

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Fiscal 2021 Restructuring and Transformation Initiative Expenses
The Company recorded $47.3 million and $226.5 million in its consolidated statements of operations for the three and nine months ended November 27, 2021, respectively, for costs associated with restructuring and other transformation initiatives, of which approximately $6.1 million and $127.1 million, respectively, is included in cost of sales and was related to the Company’s initiatives to introduce certain new Owned Brand merchandise. In connection with the launch of certain Owned Brands, the Company recorded this cost of sales adjustment to reduce inventory that will be removed from the product assortment as part of these introductions to its estimated realizable value. In addition to this charge, approximately $41.2 million and $99.4 million, respectively, is included in restructuring and transformation initiative expenses in the consolidated statements of operations and related to the following:

•
Store Closures
. During the three and nine months ended November 27, 2021, the Company closed 5 and 26 Bed Bath & Beyond stores, respectively, as part of its store network optimization program and included the closure of 207 mostly Bed Bath & Beyond through the end of fiscal 2021 (including the 144 stores closed in fiscal 2020). For the three and nine months ended November 27, 2021, the Company recorded costs associated with planned store closures for which the store closing process has commenced of approximately $6.9 million and $28.3 million, respectively, consisting of lease-related and other costs.

•
Other transformation initiatives
. $34.3 million and $71.1 million, respectively, related to costs recorded in connection with termination of facility leases and costs associated with other transformation initiatives, including technology transformation and business strategy and operating model transformation programs across core functions including merchandising, supply chain and finance.

18)	COMMITMENTS AND CONTINGENCIES
A putative securities class action was filed on April 14, 2020 against the Company and three of its officers and/or directors (Mark Tritton (the Company’s former President and Chief Executive Officer), Mary Winston (the Company’s former Interim Chief Executive Officer) and Robyn D’Elia (the Company’s former Chief Financial Officer and Treasurer)) in the United States District Court for the District of New Jersey (the “New Jersey federal court”). The case, which is captioned
 Vitiello v. Bed Bath
 & Beyond Inc., et al.
, Case No.
2:20-cv-04240-MCA-MAH,
asserts claims under §§ 10(b) and 20(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) on behalf of a putative class of purchasers of the Company’s securities from October 2, 2019 through February 11, 2020. The Complaint alleges that certain of the Company’s disclosures about financial performance and certain other public statements during the putative class period were materially false or misleading. A similar putative securities class action, asserting the same claims on behalf of the same putative class against the same defendants, was filed on April 30, 2020. That case, captioned
 Kirkland v. Bed Bath
 & Beyond Inc., et al.
, Case
No. 1:20-cv-05339-MCA-MAH,
is also pending in the United States District Court for the District of New Jersey. On August 14, 2020, the court consolidated the two cases and appointed Kavin Bakhda as lead plaintiff pursuant to the Private Securities Litigation Reform Act of 1995 (as consolidated, the “Securities Class Action”). Lead plaintiff and additional named plaintiff Richard Lipka filed an Amended Class Action Complaint on October 20, 2020, on behalf of a putative class of purchasers of the Company’s securities from September 4, 2019 through February 11, 2020. Defendants moved to dismiss the Amended Complaint on December 21, 2020.
After a mediation held in August 2021, a settlement in principle was reached between the Company and lead plaintiff in the Securities Class Action. The settlement has been executed and was preliminarily approved by the New Jersey Federal Court in February 2022. The court granted final approval to the settlement and dismissed the Securities Class Action on June 2, 2022. The Company had previously recorded a liability for the Securities Class Action, based on the agreed settlement amount and insurance coverage available and this amount was paid by the insurance company in the second fiscal quarter of 2022.

F-6
5

On July 10, 2020, the first of three related shareholder derivative actions was filed in the New Jersey federal court on behalf of the Company against various present and former directors and officers. The case, which is captioned
 Salu v. Tritton, et al.
, Case No.
2:20-cv-08673-MCA-MAH
(D.N.J.), asserts claims under §§ 10(b) and 20(a) of the Exchange Act and for breach of fiduciary duty, unjust enrichment, and waste of corporate assets under state law arising from the events underlying the securities class actions described above and from the Company’s repurchases of its own shares during the class period pled in the securities cases. The two other derivative actions, which assert similar claims, are captioned
 Grooms v. Tritton, et al.
, Case No.
2:20-cv-09610-SDW-RDW
(D.N.J.) (filed July 29, 2020), and
 Mantia
v. Fleming, et al.
, Case No.
2:20-cv-09763-MCA-MAH
(D.N.J.) (filed July 31, 2020). On August 5, 2020, the court signed a stipulation by the parties in the
 Salu
 case to stay that action pending disposition of a motion to dismiss in the Securities Class Action, subject to various terms outlined in the stipulation. The parties in all three derivative cases have moved to consolidate them and to apply the
 Salu
 stay of proceedings to all three actions. The court granted the motion on October 14, 2020, but the stay was subsequently lifted. On January 4, 2022, the defendants filed a motion to dismiss this case.
On August 28, 2020, another related shareholder derivative action, captioned
 Schneider v. Tritton
, et al., Index No 516051/2020, was filed in the Supreme Court of the State of New York, County of Kings. The claims pled in the Schneider case are similar to those pled in the three federal derivative cases, except that the Schneider complaint does not plead claims under the Exchange Act. On September 21, 2020, the parties filed a stipulation seeking to stay that action pending disposition of a motion to dismiss in the securities class action, subject to various terms and conditions.
On June 11, 2021, an additional related derivative action was filed on behalf of the Company against certain present and former directors and officers. This Complaint is entitled
 Michael Anthony v Mark Tritton et. al.
, Index No. 514167/2021 and was filed in the Supreme Court of the State of New York, Kings County. The claims are substantially the same as in the other two derivative actions. On October 26, 2021, the court consolidated the
 Schneider
 and
 Anthony
 actions, and the plaintiffs subsequently filed a consolidated complaint. On January 10, 2022, the defendants filed a motion to dismiss this case.
The derivative cases were not included in the August 2021 settlement referred to above, but after mediation, a settlement in principle was reached in the first quarter of fiscal 2022. The settlement has been executed and was preliminarily approved by the New York State Court in June 2022. The court granted final approval to the settlement on September 21, 2022 and the settlement amount has been paid by the Company’s insurer.
The District Attorney’s office for the County of Ventura, together with District Attorneys for other counties in California (together, the “District Attorneys”), recently concluded an investigation regarding the management and disposal at the Company’s stores in California of certain materials that may be deemed hazardous or universal waste under California law. On March 19, 2019, the District Attorneys provided the Company with a settlement demand that included a proposed civil penalty, reimbursement of investigation costs, and certain injunctive relief, including modifications to the Company’s existing compliance program, which already includes associate training, ongoing review of disposal rules applicable to various product categories, and specialized third-party disposal. During fiscal 2020, the Company and the District Attorneys agreed to final terms on a settlement payment of approximately $1.5 million to resolve the matter. The Company has also agreed to spend $171,000 over the next 36 months on refinements to its compliance program. The Company and District Attorneys executed a Stipulated Judgment to this effect, which was recently filed with the court. As of February 29, 2020, the Company had recorded an accrual for the estimated probable loss for this matter, and the Company made the related settlement payment during the fourth quarter of fiscal 2020.
On April 21, 2019, Warren Eisenberg and Leonard Feinstein transitioned to the role of
Co-Founders
and
Co-Chairmen
Emeriti of the Board of Directors of the Company. As a result of this transition, Mr. Eisenberg and Mr. Feinstein ceased to be officers of the Company effective as of April 21, 2019, and became entitled to the payments and benefits provided under their employment agreements that apply in the case of a termination

F-6
6

without cause, which generally include continued senior status payments until May 2027 and continued participation for the
Co-Founders
(and their spouses, if applicable) at the Company’s expense in employee plans and programs. In addition, the
Co-Founders
remain entitled to supplemental pension payments specified in their employment agreements of $200,000 per year (as adjusted for a cost of living increase), until the death of the survivor of the applicable
Co-Founder
and his spouse, reduced by the continued senior status payments referenced above.
Pursuant to their respective restricted stock and performance stock unit agreements, shares of restricted stock and performance-based stock units granted to Messrs. Eisenberg and Feinstein vested upon their resignation as members of the Board of Directors effective May 1, 2019, subject, however, to attainment of any applicable performance goals and the certification of the applicable performance-based tests by the People, Culture and Compensation Committee, as provided under their award agreements.
The Company’s former Chief Executive Officer (the “Former CEO”) departed the Company effective as of May 12, 2019. In accordance with the terms of the Former CEO’s employment and equity award agreements, the Former CEO was entitled to three times his then-current salary, payable over three years in normal payroll installments, except that any amount due prior to the six months after his departure, was paid in a lump sum after such six-month
period. Such amounts will be reduced by any compensation earned with any subsequent employer or otherwise and will be subject to the Former CEO’s compliance with a one-year
non-competition
and
non-solicitation
covenant. On October 21, 2019, the Former CEO entered into an agreement (the “Former CEO PSU Settlement Agreement”) with the Company to reduce the PSUs held by him by an excess amount of outstanding PSUs granted to the Former CEO in the Company’s 2018 fiscal year as a result of the use of the fiscal 2017 peer group in lieu of the fiscal 2018 peer group. Further, as a result of this departure, the time-vesting component of the Former CEO’s stock-based awards accelerated, including (i) stock options (which were “underwater” and expired without having been exercised by the Former CEO), (ii) PSU awards which had previously met the related performance-based test, had been certified by the People, Culture and Compensation Committee, and remained subject solely to time-vesting, and (iii) PSU awards (assuming target level of performance) which remain subject to attainment of any performance goals and the certification of the applicable performance-based tests by the People, Culture and Compensation Committee, as provided under his award agreements and subject to the terms of the Former CEO PSU Settlement Agreement.
In addition, the Company maintains employment agreements with other executives which provide for severance pay.
In connection with the sale of PersonalizationMall.com (“PMall”), the Company agreed to indemnify
1-800-FLOWERS.COM
for certain litigation matters then existing at the time of the close of the transaction, including certain matters for which the Company is entitled to indemnification from the former owner of PMall in connection with the Company’s purchase of PMall in fiscal 2016. During fiscal 2021, the Company recorded a liability for one such matter and a corresponding asset based on the Company’s assessment of the ability to recover the expected loss under the indemnification provided at the time of its purchase of PMall. The matter has been settled and the settlement is to be paid by the former owner of PMall.
On August 23, 2022, a putative securities class action and shareholder derivative action was filed against the Company, Gustavo Arnal (the Company’s former Chief Financial Officer), and certain third parties in the United States District Court for the District of Columbia. The case, which is captioned Si v. Bed Bath & Beyond Corp., et al., Case No.
2:22-cv-02541,
asserts claims of breach of fiduciary duty, negligent misrepresentation, and violations of §§ 10(b) and 20(a) of the Exchange Act on behalf of a putative class of purchasers of our securities from March 25, 2022 through August 18, 2022. The Complaint alleges that certain of our disclosures about the Company’s revenue and proposed divestments, as well as other disclosures made by certain of our investors about their holdings, during the putative class period were materially false or misleading. The Company is still evaluating the complaint, which is subject to amendment, but based on current knowledge the Company believes the claims are without merit. In November, 2022 an amended complaint was filed which removed Mr. Arnal as a defendant, shortened the class period and reduced the claims against the Company.

F-6
7

The Company records an estimated liability related to its various claims and legal actions arising in the ordinary course of business when and to the extent that it concludes a liability is probable and the amount of the loss can be reasonably estimated. Such estimated loss is based on available information and advice from outside counsel, where appropriate. As additional information becomes available, the Company reassesses the potential liability related to claims and legal actions and revises its estimated liabilities, as appropriate. The Company expects the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or liquidity. The Company also cannot predict the nature and validity of claims which could be asserted in the future, and future claims could have a material impact on its earnings.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Indemnification of Directors and Officers.

The New York Business Corporation Law, or the NYBCL, provides that directors and officers of a New York corporation may be indemnified under certain circumstances against judgments, fines, amounts paid in settlement and reasonable expenses actually and necessarily incurred by them in disposing of actions to which they are a party or are threatened to be made a party by reason of acting as directors or officers if such persons acted in good faith and in a manner which they reasonably believed to be in the best interests of the corporation.

Article V of our By-laws provides as follows:

“Section 1. Right to Indemnification. The Corporation, to the fullest extent permitted or required by applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment and unless applicable law otherwise requires, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), shall indemnify and hold harmless any person who is or was a director or officer of the Corporation and who is or was involved in any manner (including, without limitation, as a party or a witness) or is threatened to be made so involved in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise (including, without limitation, any action, suit or proceedings by or in the right of the Corporation to procure a judgment in its favor) (a “Proceeding”) by reason of the fact that such person is or was a director or officer of the Corporation, or is or was at the request of the Corporation serving as an officer or director or in any other capacity with another corporation, partnership, joint venture, trust or other enterprise or entity (including, without limitation, any employee benefit plan) (a “Covered Entity”), against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such Proceeding; provided, however, that the foregoing shall not apply to a director or officer of the Corporation with respect to a Proceeding that was commenced by such director or officer unless the Proceeding was commenced after a Change in Control (as hereinafter defined in Section 4(E) of this Article V). Any director or officer of the Corporation entitled to indemnification as provided in this Section 1 is hereinafter called an “Indemnitee”. Any right of an Indemnitee to indemnification shall be a contract right and shall include the right to receive, prior to the conclusion of any Proceeding, payment of any expenses incurred by the Indemnitee in connection with such Proceeding, consistent with the provisions of applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment and unless applicable law otherwise requires, only to the extent that such amendment permits the Corporation to provide broader rights to payment of expenses than such law permitted the Corporation to provide prior to such amendment), and the other provisions of this Article V.”

The Company has purchased insurance under a policy that insures both the Company and its officers and directors against exposure and liability normally insured against under such policies, including exposure on the indemnities described above. The NYBCL expressly permits New York corporations to purchase such insurance.

Item 15. Recent Sales of Unregistered Securities.

Exchange Offers

During the third fiscal quarter of 2022, the Company commenced exchange offers (the “Exchange Offers”) with eligible holders for each series of Existing Notes (as defined below) as follows: (i) $300.0 million aggregate principal amount of 3.749% senior unsecured notes due August 1, 2024 (the “2024 Notes”) for new 3.693% Senior Second Lien Secured Non-Convertible Notes due November 30, 2027 (the “New Second Lien Non-Convertible Notes”) and/or new 8.821% Senior Second Lien Secured Convertible Notes due November 30, 2027 (the “New Second Lien Convertible Notes”); (ii) $300.0 million aggregate principal amount of 4.915%

senior unsecured notes due August 1, 2034 (the “2034 Notes”) for new 12.000% Senior Third Lien Secured Convertible Notes due November 30, 2029 (the “New Third Lien Convertible Notes” and, together with the New Second Lien Non-Convertible Notes and the New Second Lien Convertible Notes, the “New Notes”); and (iii) $900.0 million aggregate principal amount of 5.165% senior unsecured notes due August 1, 2044 (the “2044 Notes” and, collectively with the 2024 Notes and the 2034 Notes, the “Existing Notes”) for New Third Lien Convertible Notes.

In November 2022, the Company completed privately negotiated exchange offers with existing holders of approximately $69.0 million, $15.3 million, and $70.2 million aggregate principal amount of 2024 Notes, 2034 Notes, and 2044 Notes, respectively, under which the Company issued an aggregate of approximately 13.6 million shares of common stock to the existing holders in exchange for the exchange notes, including accrued and unpaid interest, and 0.9 million shares in exchange for a cash payment from an existing holder of $3.5 million. The exchange notes were cancelled and no longer outstanding upon completion of the exchange.

On January 5, 2023, upon the expiration of the Exchange Offers, the Company announced the termination of the offer and consent solicitations with respect to our Existing Notes, as a result of the conditions applicable thereto not being satisfied. As a result of the termination of the Exchange Offers, none of the Existing Notes that had been tendered in the Exchange Offers were accepted for purchase and no consideration will be paid or become payable to holders of the Existing Notes who have tendered their Existing Notes in the Exchange Offers.

Share Repurchases

The Company has authorization to make repurchases of shares of the Company’s Common Stock from time to time in the open market or through other parameters approved by the Board of Directors pursuant to existing rules and regulations.

Between December 2004 and April 2021, the Company’s Board of Directors authorized, through several share repurchase programs, the repurchase of up to $12.950 billion of the Company’s shares of Common Stock. The Company also acquires shares of our Common Stock to cover employee related taxes withheld on vested restricted stock, restricted stock units and performance stock unit awards. Since the initial authorization in December 2004, the aggregate total of Common Stock repurchased is approximately 265.0 million shares for a total cost of approximately $11.731 billion. The Company had approximately $1.221 billion remaining of authorized share repurchases as of November 26, 2022.

Decisions regarding share repurchases are within the discretion of the Board of Directors, and are influenced by a number of factors, including the price of the Company’s Common Stock, general business and economic conditions, the Company’s financial condition and operating results, the emergence of alternative investment or acquisition opportunities, changes in business strategy and other factors. The Company’s share repurchase program could change, and could be influenced by several factors, including business and market conditions, such as the impact of the COVID-19 pandemic. The Company reviews alternatives with respect to our capital structure on an ongoing basis. Any future share repurchases will be subject to the determination of the Board of Directors, based on an evaluation of the Company’s earnings, financial condition and requirements, business conditions and other factors, including the restrictions on share repurchases under the Company’s asset-based revolving credit facility.

In connection with our share repurchase program, during the nine months ended November 26, 2022, the Company repurchased approximately 2.3 million shares of Common Stock at a total cost of approximately $40.4 million, including fees. There were no share repurchases during the three months ended November 26, 2022 as the share repurchase program was completed in the first quarter of fiscal 2022. During the three and nine months ended November 27, 2021, the Company repurchased approximately 5.1 million and 13.4 million shares, respectively, of our Common Stock, at a total cost of approximately $113.4 million and $344.6 million, respectively, including fees. Additionally, during the nine months ended November 26, 2022, the Company repurchased approximately 0.6 million shares of our Common Stock, with 0.3 million shares repurchased during the three months ended November 26, 2022, to cover employee related taxes withheld on vested restricted stock, restricted stock unit awards and performance stock unit awards, at a total cost of approximately $2.7 million and $5.5 million, respectively, for the three and nine months ended November 26, 2022. During the three and nine months ended November 27, 2021, the Company repurchased approximately 0.2 million and 0.6 million shares, respectively, of our Common Stock, to cover employee related taxes withheld on vested restricted stock, restricted stock unit awards and performance stock unit awards, at a total cost of approximately $5.5 million and $14.3 million, respectively.

In January 2021, the Company entered into an accelerated share repurchase agreement to repurchase an aggregate $150.0 million of our Common Stock, subject to market conditions. This resulted in the repurchase of 5.0 million shares in the fourth quarter of fiscal 2020, and an additional 0.2 million shares received upon final settlement in the first quarter of fiscal 2021.

Exchange Shares

On February 7, 2023, the Company consummated an underwritten public offering of (i) shares of Series A Convertible Preferred Stock, (ii) the Series A Convertible Preferred Stock Warrant and (iii) Common Stock Warrants. Pursuant to the Exchange Agreement, the Company exchanged the Series A Convertible Preferred Stock Warrant to purchase 70,004 shares of Series A Convertible Preferred Stock for 10,000,000 shares of Common Stock and rights to receive 5,000,000 shares of Common Stock upon effectuation of the Reverse Stock Split. The Company also granted to the holder of the Series A Convertible Preferred Stock Warrant a right to participate, subject to the terms set forth in the Exchange Agreement, in certain future equity or equity-linked offerings of the Company for a period of two years from the date of the Exchange Agreement. No underwriting discounts or commissions were paid with respect to the Exchange. The Exchange is exempt from registration under the Securities Act in reliance upon Section 3(a)(9) of the Securities Act.

Item 16. Exhibits.

EXHIBIT INDEX

Exhibit No.	Description

3.1	Company’s Amended and Restated Certificate of Incorporation as amended through June 30, 2009 (incorporated by reference to the Company’s Form 10-K for the year ended February 27, 2021 filed on April 22, 2021).

3.2	Certificate of Amendment for Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K filed on February 10, 2023).

3.3	Amended and Restated By-Laws of Bed Bath & Beyond Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K filed with the Commission on June 19, 2019).

4.1	Indenture, dated as of July 17, 2014, relating to the 3.749% senior unsecured notes due 2024, the 4.915% senior unsecured notes due 2034 and the 5.165% senior unsecured notes due 2044, between the Company and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed with the Commission on July 17, 2014).

4.2	First Supplemental Indenture, dated as of July 17, 2014, relating to the 3.749% senior unsecured notes due 2024, the 4.915% senior unsecured notes due 2034 and the 5.165% senior unsecured notes due 2044, between the Company and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit 4.2 to the Company’s Form 8-K filed with the Commission on July 17, 2014).

4.3	Form of 3.749% senior unsecured notes due 2024 (incorporated by reference to Exhibit 4.3 to the Company’s Form 8-K filed with the Commission on July 17, 2014).

4.4	Form of 4.915% senior unsecured notes due 2034 (incorporated by reference to Exhibit 4.4 to the Company’s Form 8-K filed with the Commission on July 17, 2014).

4.5	Form of 5.165% senior unsecured notes due 2044 (incorporated by reference to Exhibit 4.5 to the Company’s Form 8-K filed with the Commission on July 17, 2014).

4.6	Form of Warrant to Purchase Common Stock of Bed Bath & Beyond Inc. (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed on February 10, 2023).

5.1**	Opinion of Kirkland & Ellis LLP.

10.1	Credit Agreement, dated as of June 19, 2020, among Bed Bath & Beyond Inc., certain of the Company’s U.S. and Canadian subsidiaries party thereto, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on June 22, 2020).

10.2	Amended and Restated Credit Agreement, dated as of August 9, 2021, among the Company, certain of the Company’s US and Canadian subsidiaries party thereto, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s 8-K filed August 10, 2021).

10.3	Amendment, dated August 31, 2022 to Amended and Restated Credit Agreement, dated as of August 9, 2021, among the Company, certain of the Company’s US and Canadian subsidiaries party thereto, JPMorgan Chase Bank, N.A., as administrative agent and Sixth Street Specialty Lending, Inc., as FILO agent and the lenders party thereto (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed on October 18, 2022).

Exhibit No.	Description

10.4	Second Amendment (including Amended Credit Facility) dated February 8, 2023 to the Amended and Restated Credit Agreement, dated as of August 9, 2021, among Bed Bath & Beyond Inc., certain of Bed Bath & Beyond Inc.’s US and Canadian subsidiaries party thereto, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on February 10, 2023)..

10.5	Third Amendment, dated as of March 6, 2023, to the Amended and Restated Credit Agreement, dated as of August 9, 2021, among Bed Bath & Beyond Inc., certain of Bed Bath & Beyond Inc.’s US and Canadian subsidiaries party thereto, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, Sixth Street Specialty Lending, Inc., as FILO agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on March 8, 2023).

10.6	Fourth Amendment, dated as of March 30, 2023, to the Amended and Restated Credit Agreement, dated as of August 9, 2021, among Bed Bath & Beyond Inc., certain of Bed Bath & Beyond Inc.’s US and Canadian subsidiaries party thereto, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, Sixth Street Specialty Lending, Inc., as FILO agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on March 30, 2023).

10.7	Fifth Amendment, dated as of April 6, 2023, to the Amended and Restated Credit Agreement, dated as of August 9, 2021, among Bed Bath & Beyond Inc., certain of Bed Bath & Beyond Inc.’s US and Canadian subsidiaries party thereto, JPMorgan Chase Bank, N.A., as administrative agent and collateral agent, Sixth Street Specialty Lending, Inc., as FILO agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed on April 11, 2023).

10.8	Common Stock Purchase Agreement, dated March 30, 2023, by and between Bed Bath & Beyond Inc. and B. Riley Principal Capital II, LLC (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed on March 30, 2023).

10.9	Registration Rights Agreement, dated March 30, 2023, by and between Bed Bath & Beyond Inc. and B. Riley Principal Capital II, LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Bed Bath & Beyond Inc. on March 30, 2023).

10.10	Sales Agreement, dated March 30, 2023, by and between Bed Bath & Beyond Inc. and B. Riley Securities, Inc. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by Bed Bath & Beyond Inc. on March 30, 2023).

10.11	Exchange Agreement, dated March 30, 2023, by and between Bed Bath & Beyond Inc. and HBC Investments LLC (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Bed Bath & Beyond Inc. on March 30, 2023).

10.12#	Employment Agreement between the Company and Laura Crossen (dated as of September 5, 2022) (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q filed on January 26, 2023).

10.13#	Employment Agreement between the Company and Sue Gove (dated as of November 11, 2022) (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q filed on January 26, 2023).

10.14#	Restricted Stock Unit Agreement between the Company and Sue Gove (dated June 29, 2022) (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q filed on September 30, 2022).

Exhibit No.	Description

10.15#	Separation Agreement and General Release between the Company and Mark J. Tritton (dated as of June 27, 2022) (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-Q filed on September 30, 2022).

10.16#	Separation Agreement and General Release between the Company and John Hartmann (dated as of August 31, 2022) (incorporated by reference to Exhibit 10.4 to the Company’s Form 10-Q filed on September 30, 2022).

10.17#	Separation Agreement and General Release between the Company and Joseph G. Hartsig (dated as of August 31, 2022) (incorporated by reference to Exhibit 10.5 to the Company’s Form 10-Q filed on September 30, 2022).

10.18#	Company’s 2004 Incentive Compensation Plan (incorporated by reference to Exhibit B to the Registrant’s Proxy Statement dated May 28, 2004).

10.19#	Amended and Restated Employment Agreement between the Company and Warren Eisenberg, dated as of December 31, 2008 (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended November 29, 2008).

10.20#	Amended and Restated Employment Agreement between the Company and Leonard Feinstein, dated as of December 31, 2008 (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q for the quarter ended November 29, 2008).

10.21#	Bed Bath & Beyond Inc. Policy on Recovery of Incentive Compensation (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended May 30, 2009).

10.22#	Amendment dated as of August 13, 2010 to Amended and Restated Employment Agreement between the Company and Warren Eisenberg, dated as of December 31, 2008 (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q for the quarter ended August 28, 2010).

10.23#	Amendment dated as of August 13, 2010 to Amended and Restated Employment Agreement between the Company and Leonard Feinstein, dated as of December 31, 2008 (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q for the quarter ended August 28, 2010).

10.24#	Bed Bath & Beyond Inc. 2012 Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on June 26, 2012).

10.25#	Performance-Based Form of Restricted Stock Agreement under 2012 Stock Incentive Plan (incorporated by reference to Exhibit 10.39 to the Company’s Form 10-K for the year ended March 1, 2013).

10.26#	Notice of Amendment to Restricted Stock Agreements, dated on or before June 11, 2012 (incorporated by reference to Exhibit 10.41 to the Company’s Form 10-K for the year ended March 1, 2013).

10.27#	Amendment dated as of February 26, 2014 to Amended and Restated Employment Agreement between the Company and Warren Eisenberg, dated as of December 31, 2008, as previously amended as of June 29, 2010 and August 13, 2010 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on February 28, 2014).

10.28#	Amendment dated as of February 26, 2014 to Amended and Restated Employment Agreement between the Company and Leonard Feinstein, dated as of December 31, 2008, as previously amended as of June 29, 2010 and August 13, 2010 (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed with the Commission on February 28, 2014).

10.29#	Form of Standard Performance Unit Agreement under 2012 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on May 9, 2014).

Exhibit No.	Description

10.30#	Form of Performance Stock Unit Agreement under 2012 Incentive Compensation Plan (effective 2016) (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-Q filed with the Commission on July 6, 2016).

10.31#	Letter agreement dated February 7, 2017 between the Company and Warren Eisenberg (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on February 9, 2017).

10.32#	Letter agreement dated February 7, 2017 between the Company and Leonard Feinstein (incorporated by reference to Exhibit 10.2 to the Company’s Form 8-K filed with the Commission on February 9, 2017).

10.33#	Form of Standard Performance Stock Unit Agreement under 2012 Incentive Compensation Plan (effective 2017) (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q filed with the Commission on June 30, 2017).

10.34#	Employment Agreement between the Company and Robyn M. D’Elia (dated as of June 4, 2018) (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on June 5, 2018).

10.35#	Bed Bath & Beyond Inc. 2018 Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on June 29, 2018).

10.36#	Form of Standard Performance Stock Unit Agreement under 2018 or 2012 Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on June 19, 2019).

10.37#	Employment Agreement between the Company and Mark J. Tritton (dated as of October 6, 2019) (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on October 10, 2019).

10.38#	Sign-On Restricted Stock Unit Agreement between the Company and Mark J. Tritton (dated as of November 4, 2019) (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q filed with the Commission on January 9, 2020)).

10.39#	Make-Whole Restricted Stock Unit Agreement between the Company and Mark J. Tritton (dated as of November 4, 2019) (incorporated by reference to Exhibit 10.3 filed with the Commission on January 9, 2020).

10.40#	Make-Whole Performance Stock Unit Agreement between the Company and Mark J. Tritton (dated as of November 4, 2019) (incorporate by reference to Exhibit 10.4 to the Company’s Form 10-Q filed with the Commission on January 9, 2020).

10.41#	Cooperation and Support Agreement (dated as of May 28, 2019) (incorporated by reference to Exhibit 99.2 to the Company’s Form 8-K filed with the Commission on June 3, 2019).

10.42#	Employment Agreement between the Company and John Hartmann (dated April 1, 2020) (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on April 21, 2020).

10.43#	Employment Agreement between the Company and Gustavo Arnal (dated April 24, 2020) (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the Commission on April 30, 2020).

Exhibit No.	Description

10.44#	Employment Agreement between the Company and Cindy Davis (dated April 30, 2020) (incorporated by reference to Exhibit 99.1 to the Company’s Form S-8 filed with the Commission on May 26, 2020).

10.45#	Make-Whole Restricted Stock Unit Agreement between the Company and John Hartmann (incorporated by reference to Exhibit 10.3 to the Company’s Form 10-Q filed with the SEC on July 8, 2020).

10.46#	Sign-On Restricted Stock Unit Agreement between the Company and Gustavo Arnal (incorporated by reference to Exhibit 10.4 to the Company’s Form 10-Q filed with the SEC on July 8, 2020).

10.47#	Master Confirmation between JPMorgan Chase Bank, National Association and Bed Bath & Beyond Inc., dated October 28, 2020 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the SEC on October 28, 2020).

10.48#	Employment Agreement between the Company and Joe Hartsig, dated March 4, 2020 (incorporated by reference to Exhibit 10.41 to the Company’s Form 10-K filed with the SEC on April 22, 2021).

10.49#	Make-Whole Restricted Stock Unit Agreement between the Company and Joe Hartsig, dated March 4, 2020 (incorporated by reference to Exhibit 10.42 to the Company’s Form 10-K filed with the SEC on April 22, 2021).

10.50#	Bed Bath & Beyond Inc. Compensation Recoupment Policy, dated as of January 2021 (incorporated by reference to Exhibit 10.43 to the Company’s Form 10-K filed with the SEC on April 22, 2021).

10.51#	Sign-On Restricted Stock Unit Agreement between the Company and Cindy Davis, dated May 26, 2020 (incorporated by reference to Exhibit 10.44 to the Company’s Form 10-K filed with the SEC on April 22, 2021).

10.52#	Form of Performance Unit Award Agreement (incorporated by reference to Exhibit 10.1 to the Company’s 8-K filed on May 14, 2021).

10.53#	Form of Restricted Unit Award Agreement (incorporated by reference to Exhibit 10.2 to the Company’s 8-K filed on May 14, 2021).

10.54#	Separation and General Release Agreement Between the Company and Cindy Davis (Dated as of August 30, 2021) (incorporated by reference to Exhibit 10.2 to the Company’s Form 10-Q filed September 30, 2021).

10.55#	Bed Bath & Beyond Inc. Executive Change in Control Severance Plan, dated as of April 20, 2022 (incorporated by reference to Exhibit 10.49 to the Company’s Form 10-K filed on April 21, 2022).

10.56#	Employment Agreement between the Company and Rafeh Masood, dated April 22, 2020 (incorporated by reference to Exhibit 10.50 to the Company’s Form 10-K filed on April 21, 2022).

10.57#	Amended Employment Agreement between the Company and Rafeh Masood, dated November 2, 2021 (incorporated by reference to Exhibit 10.51 to the Company’s Form 10-K filed on April 21, 2022).

10.58#	Cooperation Agreement, by and among Bed Bath & Beyond Inc., RC Ventures LLC and Ryan Cohen, dated as of March 24, 2022 (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the SEC on March 25, 2022).

10.59#	Bed Bath & Beyond Amended and Restated Short-Term Incentive Plan, dated April 13, 2022 (incorporated by reference to Exhibit 10.53 to the Company’s Form 10-K filed on April 21, 2022).

Exhibit No.	Description

21	List of Subsidiaries (incorporated by reference to Exhibit 21 to the Company’s Form 10-K filed with the SEC on April 21, 2022).

23.1	Consent of KPMG LLP, Independent Registered Public Accounting Firm.

23.2**	Consent of Kirkland & Ellis LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included on the signature page of this Registration Statement).

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

107	Filing Fee Table

+	The schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.
#	Indicates management contract or compensatory plan or arrangement.
**	To be filed by amendment.

Item 17. Undertakings.

(a)    The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)    That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)    That, for the purpose of determining liability under the Securities Act to any purchaser:

(i)    Each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of the registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(iii) If the registrant is subject to Rule 430C (§ 230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§ 230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)    That, for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)    Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii)    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)    Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(6)    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Union, State of New Jersey on the 11th day of April, 2023.

BED BATH & BEYOND INC.

By:	/s/ Sue Gove
Name:	Sue Gove
Title:	President and Chief Executive Officer

KNOW ALL BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints each of Sue Gove and Laura Crossen, as such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date
/s/ Sue Gove	Director, President & Chief	April 11, 2023
Sue Gove	Executive Officer (Principal Executive Officer)

/s/ Laura Crossen	Chief Accounting Officer	April 11, 2023
Laura Crossen	(Principal Financial Officer and Principal Accounting Officer)

/s/ Harriet Edelman	Director	April 11, 2023
Harriet Edelman

/s/ Jeffrey A. Kirwan	Director	April 11, 2023
Jeffrey A. Kirwan

/s/ Shelly Lombard	Director	April 11, 2023
Shelly Lombard

/s/ Joshua E. Schechter	Director	April 11, 2023
Joshua E. Schechter

Signature	Capacity	Date

/s/ Minesh Shah Minesh Shah	Director	April 11, 2023

/s/ Carol Flaton Carol Flaton	Director	April 11, 2023

/s/ Andrea Weiss Andrea Weiss	Director	April 11, 2023

/s/ Ann Yerger Ann Yerger	Director	April 11, 2023